UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Setting the pace for excellence.

The 2005 financial year.

Selected financial data of the Deutsche Telekom Group.

Financial data of the Group

billions of €	Change compared to prior year (%)(a)	2005		2004	2003

Revenue and earnings
Net revenue	3.9	59.6		57.3	55.6
of which: domestic (%)	(3.2)	57.4		60.6	61.8
of which: international (%)	3.2	42.6		39.4	38.2
Profit from operations (EBIT)	21.7	7.6		6.3	8.3
Net profit	n.a.	5.6		1.6	2.1
Net profit (adjusted for special factors)	26.7	4.7		3.7	2.4

EBITDA(a), (b), (c)	3.7	20.1		19.4	18.6
EBITDA (adjusted for special factors)(a), (b), (c)	5.7	20.7		19.6	18.5
EBITDA margin (adjusted for special factors) (%)(a)	0.6	34.8		34.2	33.3

Balance sheet
Total assets	2.1	127.9		125.3	136.1
Shareholders’ equity	8.3	49.6		45.8	43.7
Equity ratio (%)(a), (d)	1.9	36.4		34.5	32.1
Financial liabilities (in accordance with consolidated balance sheet)	(8.6)	46.7		51.1	64.1
Net debt (a), (c)	(3.2)	38.6		39.9	51.1
Additions to intangible assets (including goodwill) and property, plant and equipment	68.7	11.1		6.6	7.6

Cash flows
Net cash from operating activities	(10.3)	15.0		16.7	15.1
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement)(c)	(11.8)	(7.2	(e)	(6.4)	(6.4)
Free cash flow (before dividend payments)(a),(c)	(24.1)	7.8	(e)	10.3	8.7
Free cash flow as a percentage of revenue(a)	(4.8)	13.1	(e)	18.0	15.6
Net cash used in investing activities	n.a.	(10.1)		(4.5)	(2.3)
Net cash used in financing activities	37.6	(8.0)		(12.9)	(5.8)

Employees
Average number of employees (full-time equivalents, without trainees/student interns) (thousands)	(1.4)	244		248	251
Revenue per employee (thousands of €)(a)	5.4	244.3		231.7	221.3

T-Share – key figures
Earnings per share/ADS (basic and diluted) in accordance with IFRS (€)(f)	n.a.	1.31		0.39	0.50
Weighted average number of ordinary shares outstanding (basic) (millions)(f),(g)	0.3	4,335		4,323	4,302
Weighted average number of ordinary shares outstanding (diluted) (millions)(f),(g)	0.2	4,338		4,328	4,307

Dividend per share/ADS (€)	16.1	0.72	(h)	0.62	0.00
Dividend yield (%)(i)	1.4	5.1		3.7	—
Total dividend (billions of €)	16.2	3.0	(h)	2.6	—
Number of ordinary shares carrying dividend rights (millions)(j)	0.0	4,173	(k)	4,171	4,167

Total number of ordinary shares at the reporting date (millions)(l)	0.0	4,198		4,198	4,198

(a)          Calculated on the basis of millions for the purpose of greater precision. Changes to percentages expressed as percentage points.

(b)         Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.

(c)          EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP. For detailed information and calculations, please refer to the “Development of business” section of the Group management report in this Annual Report.

(d)         Based on shareholders’ equity excluding amounts earmarked for dividend payment, which are treated as short-term debt.

(e)          Before payments for the acquisition of network infrastructure and licenses in the United States totaling EUR 2.1 billion.

(f)            Calculation of basic and diluted earnings per share in accordance with IFRS as specified in IAS 33, “Earnings per share.” The share/ADS ratio is 1:1.

(g)         Less treasury shares held by Deutsche Telekom AG.

(h)         Subject to approval by the shareholders’ meeting. For more detailed explanations, please refer to the “Development of business” section of the Group management report in this Annual Report or to the information on the proposal for appropration of net income of Deutsche Telekom AG in the notes to the consolidated financial statements.

(i)             (Proposed) dividend per share divided by the Xetra closing price of the T-Share at the reporting date or on the last trading day of the respective financial year.

(j)             Less treasury shares held by Deutsche Telekom AG and those shares that, as part of the issue of new shares in the course of the acquisition of VoiceStream/Powertel, are held in trust for later issue and later trading as registered shares and/or American depositary shares (ADSs).

(k)          Balance at the reporting date.

(l)             Including treasury shares held by Deutsche Telekom AG.

II

The strategic business areas of the Deutsche Telekom Group.

Broadband/Fixed Network

Consistent development of the promising broadband business. The Broadband/Fixed Network strategic business area consists of T-Com and T-Online. It provides consumers and very small business customers with state-of-the art fixed-network infrastructures, broadband Internet access, and up-to-date multimedia services. T-Com was successful in increasing its T-DSL customer base while T-Online succeeded in positioning itself on the market as a full-service DSL provider. The Excellence Program’s Re-Invent initiative pushes innovativeness, promotes service orientation and opens up new dimensions in performance to make the business area fit to face future challenges.

Mobile Communications

On a clear course for success with efficiency in both the national and international arenas. T-Mobile International, Deutsche Telekom’s mobile communications arm, increased its customer base and revenue significantly in the 2005 financial year. Long-term efficiency and growth programs launched as part of the Save for Growth initiative continue to drive the company forwards in a difficult market. Thanks to expansion of the mobile broadband network and improvements in customer service, the company once again improved its customer loyalty rating. In addition, T-Mobile is rigorously pushing evolution of innovative application areas and has set its sights on attaining clear leadership in mobile broadband services.

Business Customers

Strong positioning in highly competitive markets. T-Systems has a successful track record of serving Deutsche Telekom’s business customers, and providing them with customized solutions that combine telecommunications and information technologies. In the 2005 financial year, the company increased its EBIT and stabilized revenue. With Focus on Growth, T-Systems launched its program for profitable growth and thus set itself clear goals in the business customer market. Customer projects for multinational corporations and SMEs make the company fit for future tasks.

Group Headquarters & Shared Services

Facilitating cooperation along the lines of an intelligently integrated group of companies. The various units at Group Headquarters and Shared Services are the drivers of profitability and cost-effectiveness at Deutsche Telekom. The segment performs strategic management functions across the business areas – tasks that are vitally important in an integrated group. The Shared Services unit comprises in particular Vivento, Real Estate Services, and DeTeFleetServices GmbH – the full-service provider of fleet management and mobility services. Its key functions also include managing the Group-wide Excellence Program that brings together all the projects important to the Deutsche Telekom Group.

(a)          Calculated on the basis of millions for the purpose of greater precision. Changes to percentages expressed as percentage points.

(b)         Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.

(c)          EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP. For detailed information and calculations, please refer to the “Development of business” section of the Group management report in this Annual Report.

(d)         Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with the cash flow statement).

III

billions of €	Change compared to prior year (%)(a)	2005	2004	2003

Total revenue	(3.6)	26.0	27.0	28.3
EBIT (profit from operations)	(7.4)	5.1	5.5	5.6
Depreciation, amortization and impairment losses	8.3	(4.1)	(4.4)	(4.7)
EBITDA(b),(c)	(7.8)	9.2	9.9	10.3
Special factors affecting EBITDA(c)		(0.7)	(0.3)	(0.1)
EBITDA (adjusted for special factors)(b),(c)	(3.1)	9.9	10.2	10.4
EBITDA margin (adjusted for special factors) (%)(a),(b),(c)	0.3	37.9	37.6	36.7
Cash capex(d)	(16.9)	(2.5)	(2.1)	(2.1)
Average number of employees (full-time equivalents, without trainees/student interns)	(2.1)	112,872	115,292	128,065

billions of €	Change compared to prior year (%)(a)	2005	2004	2003

Total revenue	11.0	29.4	26.5	24.3
EBIT (profit from operations)	97.2	3.0	1.5	3.4
Depreciation, amortization and impairment losses	3.6	(6.7)	(7.0)	(3.8)
EBITDA(b),(c)	14.6	9.7	8.5	7.2
Special factors affecting EBITDA(c)		(0.1)	0.1	—
EBITDA (adjusted for special factors)(b),(c)	16.3	9.8	8.4	7.2
EBITDA margin (adjusted for special factors) (%)(a),(b),(c)	1.5	33.2	31.7	29.6
Cash capex(d)	(82.0)	(5.6)	(3.1)	(3.3)
Average number of employees (full-time equivalents, without trainees/student interns)	4.3	49,479	47,417	44,899

billions of €	Change compared to prior year (%)(a)	2005	2004	2003

Total revenue	(0.9)	12.9	13.0	12.9
EBIT (profit from operations)	(26.2)	0.4	0.5	0.4
Depreciation, amortization and impairment losses	6.2	(0.9)	(1.0)	(1.1)
EBITDA(b),(c)	(13.5)	1.3	1.5	1.5
Special factors affecting EBITDA(c)		(0.3)	(0.1)	0.0
EBITDA (adjusted for special factors)(b),(c)	(2.7)	1.6	1.6	1.5
EBITDA margin (adjusted for special factors) (%)(a),(b),(c)	(0.3)	12.3	12.6	11.5
Cash capex(d)	(2.4)	(0.8)	(0.8)	(0.7)
Average number of employees (full-time equivalents, without trainees/student interns)	(0.5)	51,744	51,978	54,390

billions of €	Change compared to prior year (%)(a)	2005	2004	2003

Total revenue	(0.6)	3.5	3.5	3.3
EBIT (loss from operations)	41.7	(0.8)	(1.4)	(1.2)
Depreciation, amortization and impairment losses	(4.9)	(0.9)	(0.9)	(0.8)
EBITDA(b),(c)	n.a.	0.1	(0.5)	(0.4)
Special factors affecting EBITDA(c)		0.4	(0.0)	0.1
EBITDA (adjusted for special factors)(b),(c)	38.9	(0.3)	(0.5)	(0.5)
EBITDA margin (adjusted for special factors) (%)(a),(b),(c)	5.9	(9.6)	(15.5)	(15.4)
Cash capex(d)	12.0	(0.5)	(0.5)	(0.5)
Average number of employees (full-time equivalents, without trainees/student interns)	(8.9)	29,931	32,872	23,909

Net revenue by strategic business area(a)

Net revenue by geographic region(a)

IV

Setting the pace for excellence.

Our industry is changing at breathtaking speed. The permanent evolution of technology will continue to influence our lives, making things easier: In the near future, multi-functional services and devices – combined with a new dimension of speed – will permit the flexible integration of all facets of communication and information into everyday life.

We want to bring the benefits of this development to as many people as possible, as quickly as possible. That is why we’re speeding up for excellence, setting the pace. The key is that each of our customers is free to choose. We offer them enormous choice. We maximize their independence of time and place. Business or leisure time, action or relaxation – it’s all a matter of personal choice.

It is toward this goal that we make targeted investments – committed to developing innovative products, attractive calling plans, and comprehensive services. Yet, however great the necessity, this will not be an easy route. It will demand our full commitment.

Deutsche Telekom’s Excellence Program for the years 2005 to 2007 requires discipline, creating and sustaining momentum across all parts of the business – on a Group level, in each of the strategic business areas, and for each and every one of us. We have a very clear goal: to set the pace for excellence.

To our shareholders

II	Selected financial data of the Deutsche Telekom Group
III/IV	The strategic business areas of the Deutsche Telekom Group
8	Letter to our shareholders
12	The Board of Management
14	Supervisory Board’s report
19	The Supervisory Board
20	Corporate governance

Strategic business areas

28	Broadband/Fixed Network
35	Mobile Communications
41	Business Customers
45	Group Headquarters & Shared Services

54	The T-Share

Group management report

62	Deutsche Telekom Group management report
65	Group organization
68	Group strategy and Group management
70	The economic environment
73	Development of business in 2005
83	Research and development
85	Employees
89	Sustainability and environmental protection
90	Risk and opportunity management
96	Highlights after December 31, 2005
97	Outlook

Consolidated financial statements

104	Income statement
105	Balance sheet
106	Cash flow statement
108	Statement of changes in shareholders’ equity
110	Notes to the consolidated financial statements
200	Auditors’ report

Further information

202	Supervisory board seats held by the members of the Board of Management
203	Other supervisory board seats held by the members of the Supervisory Board
205	Index
206	Glossary
209	Contacts/Financial calendar
V/VI	Deutsche Telekom worldwide
VII	Key data of the Deutsche Telekom Group

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Dear shareholders,

The 2005 financial year yielded positive results for Deutsche Telekom. It was also a year in which we set the course for managing future challenges. All major performance indicators are within their ambitious target ranges. We are delighted to have fulfilled our promises once again.

Growth and value enhancement: In 2005 we continued to see more profitable, purely organic growth. Against the background of increasingly fierce competition, these positive developments demonstrate our strong performance and competitive power. We are well prepared thanks to our clear growth and value enhancement strategy, and we will continue to pursue that strategy with determination. That is exactly what we have been dedicating ourselves to, while focusing on attaining our long-term objectives. We are currently subjecting the Group to a rigorous exercise program that was deliberately launched in a phase of financial stability, as it will prepare us for the enormous challenges of tomorrow’s markets in an increasingly intense competitive environment.

We will create the organizational structures we need to make the transition from a technology to a service company. Above all, we will create organizational structures that will help us achieve our primary goal – to effectively position ourselves as the leading service provider in the multimedia market. Technological change is progressing at breakneck speed and changing all the parameters of our industry. We need to be actively involved in shaping these changes while making every effort to leverage the resulting opportunities. Over the next few years Deutsche Telekom will be making the transition from a technology group to a provider of multimedia services. Our success in the markets of tomorrow will depend on what service packages we offer our customers, and whether our offerings succeed in permanently attracting these customers to Deutsche Telekom.

We have reached our financial targets for 2005. Net revenue increased year-on-year by 3.9 percent from EUR 57.3 billion to EUR 59.6 billion, while adjusted EBITDA rose by as much as 5.7 percent to EUR 20.7 billion. This increase is one of the primary signs of profitable growth in the reporting year. The stability of the Group’s financial targets is also borne out by our strong profit after income taxes, which grew to EUR 6 billion (adjusted: EUR 5.1 billion) from EUR 2 billion (adjusted: EUR 4.1 billion) in the prior year. We continued to reduce our debt, with net debt dropping by 3.2 percent to EUR 38,6 billion.

Mobile communications continues to drive growth. T-Mobile is still developing positively, despite considerably rougher competition also in the mobile communication markets. This strategic business area was and will remain the Group’s growth driver. In 2005 the number of mobile customers in the fully consolidated companies rose by almost 12 percent to 86.6 million at year-end. Revenue rose by 11 percent to a total of EUR 29.4 billion over EUR 26.5 billion in the prior year. Adjusted EBITDA saw an above-average increase of 16.3 percent to EUR 9.8 billion, while the adjusted EBITDA margin increased from 31.7 percent in the prior year to 33.2 percent in 2005.

The encouraging results in this business segment are largely attributable to T-Mobile USA. This is confirmed by an exceptional rise in customer figures, up 4.4 million to 21.7 million, and by the strong development of the EBITDA margin which rose by more than 5 percentage points year-on-year to 27.7 percent.

Our regionally structured Save for Growth program began to bear fruit in Europe. Despite fierce competition, T-Mobile UK’s adjusted EBITDA margin leveled out at around 31 percent, while T-Mobile Deutschland saw a slight rise in its adjusted EBITDA margin to 41.8 percent. These successful figures confirm that we correctly identified the direction the European mobile communications market would take when we set up the Save for Growth program in late 2004. At an early stage we began to concentrate on generating high-quality growth while proactively lowering our operating expenses.

Earnings power of Broadband/Fixed Network sustained despite heavy competitive pressure. Developments in the Broadband/Fixed Network business area are marked by unbroken heavy competitive and price pressure. Nevertheless we succeeded in keeping profit from operations in line with expectations. Revenue in this segment dropped by 3.6 percent from EUR 27 billion in 2004 to EUR 26 billion in 2005. By comparison, adjusted EBITDA declined to a somewhat lesser extent, down 3.1 percent to EUR 9.9 billion, confirming our impressive flexibility. At 37.9 percent, the adjusted EBITDA margin recorded a rise of 0.3 percentage points year-on-year.

In the 2005 reporting year, we set up the Re-Invent growth initiative to prepare Broadband/Fixed Network for future challenges. We have readily accepted the challenges presented by the competitive environment and responded with targeted measures. Above all, we succeeded in expanding the DSL access line business, a primary source of growth and customer loyalty. In our core business, telephony, we managed to stabilize our market share in the call minutes segment, for instance with the exceptionally successful “Wünsch Dir Was” (make a wish) calling plan, while expanding our customer base and enhancing the customer retention rate. A major contributor toward the successful positioning of the Broadband/Fixed Network segment was T-Online, whose share in the DSL rate business grew over the course of the year.

After the completion of the merger agreement between T-Online and Deutsche Telekom and the associated approval of T-Online’s ordinary shareholders’ meeting in 2005, despite pending lawsuits filed by a number of T-Online shareholders against that resolution, in February 2006 the Frankfurt/Main Higher Regional Court, as the court of second instance, paved the way for the entry of the merger into the commercial register. While we warmly welcome the court’s decision, it is not yet final and legally binding. Under the provisions of the merger agreement, the merger cannot be entered into the commercial register and thus become effective, once a legally binding release ruling has been issued, until after this year’s shareholders’ meetings of T-Online and Deutsche Telekom.

Development of the Business Customers strategic business area remains stable despite major pressure on margins. The Business Customers segment also developed as expected. Revenue dropped slightly by 0.9 percent to EUR 12.9 billion. While adjusted EBITDA decreased by 2.7 percent, the adjusted EBITDA margin remained largely stable at 12.3 percent. The Business Customers segment, which operates under the T-Systems brand, stabilized its business despite continued pressure on margins and dynamic structural changes in its market environment. In 2005, T-Systems generated a 3 percent increase in new orders to a volume of EUR 13.6 billion.  This development clearly reflects the success of the Focus on Growth program, which is enabling T-Systems to further strengthen its customer relationships and open up new growth potential for itself.

Growth and value enhancement – investing in our future viability. We can look back on a very successful financial year. Yet, while our 2005 results are the successful outcome of our past efforts and demonstrate our strong capabilities, they are not the benchmark against which we can measure the challenges ahead. Competition will become increasingly fierce in all markets. In other words, now is the time we need to prepare the Group for upcoming challenges.

We are convinced that to position the Group effectively as a market leader, we need a long-term perspective and a focused investment strategy. Despite the resulting impact on EBITDA, we intend to invest around EUR 1.2 billion in creating a platform for organic revenue growth in 2006. We plan to intensify marketing new products, strengthen our sales activities, and introduce new and innovative rates. We are confident that our decision to accept lower earnings in 2006 is an important contribution toward positioning Deutsche Telekom effectively as a market leader – and in turn will help to increase job security.

The 2006 financial year marks the beginning of a new age in our corporate development – the age of growth and value enhancement. We will have to step up our efforts to convince customers of the quality and value of our products and services. We at Deutsche Telekom both have to and want to stay ahead of the dynamic developments in our industry and participate actively in shaping the markets of the future.

Setting the pace for excellence. On the basis of the Excellence Program, we are implementing the strategic measures that we defined in a streamlined 10-point agenda for 2006 and 2007. This program helps us to realign all relevant structures and processes in the Group in order to demonstrate excellence before our customers. This will create the right framework for more efficiency and in turn, lead to growth and value enhancement. Our activities fall into three categories:

1. Demonstrating our power as innovators. We will actively market innovations in the form of new products, calling plans and services. Crucial to selling these innovations is the new, super-fast fiber-optic network for Germany which we have already started to build. In line with demand and provided certain conditions are met, around 50 German cities will be linked up to the new network by 2007. We are convinced that the fiber-optic network will provide the basis for a large number of new products and services. An important aspect of this scenario is what we call triple play – an innovative mix of telephony, Internet and TV/video services. We are determined to give top priority to this market. Other areas of emphasis include the marketing of innovative convergence products with fixed-network and mobile components, and mobile communications products that use ever wider transmission bandwidths – a major source of innovation potential.

2. Enhancing quality and strengthening the customer focus. The second priority in this scenario is to continue improving the quality of our products and services as perceived by our customers. Activities are already well underway and to date have produced positive results. One good example is the promises we made to our customers in 2005, which will be extended in 2006 due to the positive feedback we received. Our promises are also quality benchmarks for both our customers and ourselves. Another item high up on the 2006 agenda is an improvement in our service orientation that is clearly visible to our customers. We intend to create a new service culture in which the activities of all employees, and ultimately of the entire Company, are aligned with what our customers want, rather than with what is technically possible.

3. Necessary and indispensable: staff restructuring measures. The third priority area is to increase our efficiency and in this context, the necessary and indispensable staff restructuring measures in the Group which we are forced to implement in the face of competitive and regulatory pressures and technological developments. Ultimately, there is no alternative but to pursue strict cost management in order to maintain the economic framework the Group needs to remain competitive in the long term. To achieve this, besides the right products, calling plans, services, and a hands-on service culture, we need competitive cost structures so we can respond adequately to falling prices in our markets.

The staff reduction and restructuring program is a step that was taken by the Board of Management only after all facts and alternatives had been explored. We are aware of the major responsibility we carry, and therefore wish to act in the best interests of the Company and the employees who are affected by these measures. That is why, as a matter of course, this program will be completed in as socially responsible a manner as possible, as have other measures in the past. A total of EUR 3.3 billion has been set aside for this purpose. We will work together with the trade unions to find what we hope will be a constructive solution.

Regulatory environment must enable equal opportunities and future viability. Besides the measures we are implementing to enhance our Group’s competitiveness and future viability, the regulatory framework in which we operate in Germany, still one of our very important markets, plays a major role. We support a fair approach to regulation that provides equal opportunities for all market players. However, investments and innovations should be neither obstructed nor penalized. Players planning to invest several billions in new products and markets must be allowed to shape their own future!

A safe, successful future for our Company. Once again, we would like to let our shareholders benefit from Deutsche Telekom’s good performance in 2005 and intend to propose to the next shareholders’ meeting to pay a dividend of EUR 0.72 per share carrying dividend rights for the 2005 financial year. To my great regret, our successful operating results have not yet started to lift the price of the T-Share. However, we will continue dedicating our entire energy to leading Deutsche Telekom into a bright future – in the interests of our customers and employees, and in the interests of our shareholders. Thank you for the confidence you have placed in us in the past reporting year.

Bonn, March 2006

Sincerely,

/s/ Kai-Uwe Ricke
Kai-Uwe Ricke
Chairman of the Board of Management

From left to right:
Dr. Heinz Klinkhammer, Lothar Pauly, Walter Raizner,
Kai-Uwe Ricke, Dr. Karl-Gerhard Eick, René Obermann

The Board of Management of Deutsche Telekom AG in 2005/2006.

Kai-Uwe Ricke. Chairman of the Board of Management of Deutsche Telekom AG. Born in 1961. Kai-Uwe Ricke was appointed Chairman of the Board of Management of Deutsche Telekom AG effective from November 15, 2002. Following an apprenticeship at a bank and studies at the Schloss Reichartshausen European Business School, he started his career as assistant to the board of Bertelsmann AG in Gütersloh. He then took up the position as head of sales and marketing of its subsidiary Scandinavian Music Club AG in Malmö, Sweden. Between 1990 and June 1995, Kai-Uwe Ricke was managing director of Talkline Verwaltungsgesellschaft mbH and of Talkline PS Phone Service GmbH, both located in Elmshorn. From July 1995 to December1997, he was chairman and managing director of Talkline GmbH. In January 1998, he took over as Chairman of the Managing Board of DeTeMobil Deutsche Telekom Mobilnet GmbH. In February 2000, he was appointed Chairman of the Board of Management of the newly founded
T-Mobile International AG. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. Before taking over as Chairman, he was responsible for Deutsche Telekom’s mobile communications and online business as Chief Operating Officer (CCO).

Dr. Karl-Gerhard Eick. Board member responsible for Finance, Deputy Chairman of the Board of Management. Born in 1954. He studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988, he worked in various positions at BMW AG in Munich, most recently as head of controlling in the department of the chairman of the board of management. From 1989 to 1991, Dr. Eick was responsible for controlling at WMF AG in Geislingen, and then took over the controlling, planning and IT unit at the Carl Zeiss group in Oberkochen (until 1993). From 1993 to 1998, Dr. Eick was chief financial officer at Gehe AG in Stuttgart, which is part of the Haniel group. In 1999, he moved to the group’s strategic management holding company, Franz Haniel & Cie GmbH in Duisburg, and as member of the managing board assumed responsibility for controlling, business administration and IT. Since January 2000, he has been Member of the Deutsche Telekom Board of Management responsible for Finance.

Dr. Heinz Klinkhammer. Board member responsible for Human Resources. Born in 1946. He studied law and business administration, and received his legal doctorate in 1977 at Freie Universität Berlin. He began his career at the Institute for German and European Labor, Social and Economic Law in Berlin, and then moved on to be a labor court judge in Krefeld and Oberhausen. Between 1979 and 1990, Dr. Klinkhammer worked at the Ministry for Labor, Health and Social Affairs of the regional state of North-Rhine/Westphalia in various management functions, ultimately as the head of Central Matters. In 1991 he was appointed Arbeitsdirektor (Director of Industrial Relations) at the Krupp Mannesmann GmbH Iron and Steel Works. From April 1992, he performed the same function as member of the board of management of Mannesmann Röhrenwerke AG. In February 1996, the Supervisory Board of Deutsche Telekom AG appointed Dr. Klinkhammer as Member of the Board of Management responsible for Human Resources and Arbeitsdirektor (Director of Industrial Relations). He is also in charge of Group Organization.

René Obermann. Board member responsible for Mobile Communications. Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, René Obermann established the trading company ABC Telekom based in Münster in 1986. He was managing partner of the successor company Hutchison Mobilfunk GmbH from 1991 and chairman of the managing board from 1994 to 1998. He was also chairman of the former German Association of Mobile Communication Service Providers (VAM) in 1995 and 1996. From April 1998 to March 2000, René Obermann was Managing Director of T-Mobile Deutschland responsible for Sales, and then assumed the position of Chairman of the Managing Board (until March 2002). From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG, responsible for European Operations and Group Synergies. René Obermann has been Member of the Deutsche Telekom Board of Management responsible for T-Mobile since November 2002, and was also appointed Chairman of the Board of Management of T-Mobile International AG in December 2002. He heads the Mobile Communications strategic business area.

Lothar Pauly. Board member responsible for Business Customers. Born in 1959. A trained industrial business administrator, he studied business management in Munich and joined Siemens AG after completing his studies. Lothar Pauly worked in different management areas at Siemens, including communications engineering and security electronics, circuit board technology and telecommunications technology. He has also worked abroad, in Indonesia and Eastern Europe. Mr. Pauly joined the company from Siemens AG where he was most recently Chief Executive Officer (CEO) of the company’s Communications division. He has been a member of the Board of Management of the Deutsche Telekom Group since October 2005, where, as the Board member for
T-Systems, he is in charge of the Business Customers strategic business area. At the same time, Lothar Pauly is also CEO of Deutsche Telekom’s subsidiary, T-Systems, and is thus responsible for the Business Services and Enterprise Services business units.

Walter Raizner. Board member responsible for Broadband/Fixed Network. Born in 1954. Following studies in economics and business informatics, Walter Raizner initially worked for Nixdorf before joining IBM Deutschland in 1984. After holding a number of positions in sales, marketing and general management in Germany and the UK, he moved to the company’s Corporate Headquarters in the United States, where he took over as Vice President, Marketing and Strategy, IBM Technology Group with overall responsibility for the fields of marketing,business line management for OEM sales, business operations and strategy. In December 1999, Walter Raizner joined the Storage Systems Group where he was General Manager of the Storage Products Division in Somers, Connecticut (U.S.), with responsibility for IBM’s worldwide storage business. In January 2003, he took over as chairman of the management of IBM Deutschland. As Member of Deutsche Telekom’s Group Board of Management, Walter Raizner is responsible for the Broadband/Fixed Network strategic business area.

Supervisory Board’s report to the 2006 shareholders’ meeting.

The 2005 financial year was a successful year for Deutsche Telekom AG and saw a continued improvement in the Group’s profitable growth. The Company also succeeded in continuing to reduce its debts. The Supervisory Board intensively pursued its responsibilities of overseeing and advising the Board of Management in the management of business activities in compliance with statutory requirements.

Supervisory Board activities in the 2005 financial year. As a legal requirement, the Board of Management regularly informed the Supervisory Board in written and oral form about management planning, business developments, and individual transactions of major importance to the Company and its principal subsidiaries and associates. The Supervisory Board also reviewed the current situation of the Company at regular intervals. Decisions of strategic importance were submitted to the Supervisory Board for review and approval. In particular, business development was discussed in all of the Supervisory Board meetings. Furthermore, the Chairman of the Supervisory Board was informed by the Board of Management, and especially its Chairman, about results of business activities and significant events as part of their continuous dialog.

In addition to regular reports, the following issues were discussed and reviewed in greater detail by the Supervisory Board:

•             The continued development of the strategy of the Group and its strategic business units;

•             The progress of the merger of T-Online International AG into Deutsche Telekom AG;

•             The status of major projects in the Deutsche Telekom Group, particularly developments regarding the Toll Collect and the Federal Employment Agency project (were Deutsche Telekom employees help with the introduction of restructured benefits for the long-term unemployed);

•             Development of the regulatory and competitive environment;

•             Corporate governance, particularly with a view to the recommendations and suggestions as outlined in the German Corporate Governance Code and as required by U.S. law (Sarbanes Oxley Act);

•             The development of the Group’s subsidiaries and associates, especially T-Mobile USA, including the development of the network infrastructure and competitive environment in the United States, as well as the development of the Polish mobile communications subsidiary PTC;

•             Results of the impairment tests according to FAS 141, 142 that must be carried out in regular intervals under the American accounting standards (U.S. GAAP), and review of the accounting method used for intangible assets in accordance with German GAAP;

•    Development of staff requirements and workforce levels in the Deutsche Telekom Group;

•    Changes in the Group’s portfolio of shareholdings, specifically the acquisition of Austrian provider tele.ring.

Organization of the Supervisory Board’s activities. To increase the efficiency of its work, and taking into consideration the specific requirements made of the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders’ and employees’ interests):

The General Committee is responsible for the preparation of the meetings and major decisions of the Supervisory Board as well as for all matters relating to the individual members of the Board of Management. Its members are Dr. Thomas Mirow (with effect from February 3, 2006), Volker Halsch (up to and including January 16, 2006), Franz Treml, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman).

The Finance Committee deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the Chairman of the Supervisory Board or the Supervisory Board as a whole for review and advice. The members of the Finance Committee are Dr. Hubertus von Grünberg (with effect from February 3, 2006), Volker Halsch (up to and including January 16, 2006), Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt, Franz Treml, Bernhard Walter, and Wilhelm Wegner.

The Audit Committee deals with issues relating to accounting and risk management, the requisite independence of auditors, the awarding of the audit contract, the stipulation of the main focuses of the audit and the agreement on fees as well as, within the scope of mandatory German law, with all tasks assigned to the Audit Committee under existing U.S. law for listed companies headquartered outside the United States of America. The members of the Audit Committee are Dr. Hubertus von Grünberg (with effect from February 3, 2006), Volker Halsch (up to and including January 16, 2006), Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt, Franz Treml, Bernhard Walter, and Wilhelm Wegner.

The Staff Committee deals with personnel matters of Deutsche Telekom AG, in particular the Company’s staff structure and human resources development and planning. The members of the committee are Dr. Dieter Hundt, Franz Treml (committee chairman), Wilhelm Wegner, and Dr. Klaus Zumwinkel.

A Joint General and Audit Committee had been set up back in 2004 to handle the Supervisory Board’s oversight responsibilities in connection with the Toll Collect project and the Federal Employment Agency project. Its members were Dr. Hubertus von Grünberg, Dr. Klaus G. Schlede, Wolfgang Schmitt, Franz Treml, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman). This committee was dissolved following the successful launch of the toll collection system late in January 2005. Since then reporting on both projects has been retransferred to the plenary of the Supervisory Board.

The Mediation Committee required pursuant to § 27 (3) of the German Codetermination Act performs the duties incumbent on it under the law. Its members are Dr. Dieter Hundt, Franz Treml, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman).

The chairman of each committee regularly informed the Supervisory Board of the content and results of committee meetings.

Meetings of the Supervisory Board. In the 2005 financial year, the Supervisory Board held four regular meetings and one extraordinary meeting. Furthermore, the Supervisory Board met for an in-depth conference with the Board of Management in order to discuss the Group’s strategic alignment. The General Committee of the Supervisory Board met eleven times during the reporting year, thus supporting the Supervisory Board’s activities. The Audit Committee held five, and the Finance Committee two meetings in the 2005 financial year. The Supervisory Board’s Staff Committee met twice. The Joint General and Audit Committee was convened once for its last meeting. The Mediation Committee did not meet in 2005. There are no events subject to reporting with regard to the frequency of the Board members’ participation in Supervisory Board meetings.

Conflicts of interest. In order to avoid any conflict of interests, Mr. Halsch – state secretary in the German Ministry of Finance – and Mr. Walter – who at the same time is a member of the Supervisory Board of Daimler Chrysler AG, a consortium partner in the Toll Collect project – were not members of the joint General and Audit Committee handling the Toll Collect project.

Corporate governance. The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company’s shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company’s statutes. In December 2005, the Board of Management and Supervisory Board issued the Declaration of Compliance with the Corporate Governance Code as amended. In addition, the Company’s corporate governance policy is also being presented in a separate chapter of this Annual Report.

Changes in the composition of the Board of Management. On September 3, 2005, the Supervisory Board appointed Lothar Pauly as a member of the Company’s Board of Management with effect from October 1, 2005. Mr. Pauly is in charge of the Business Customers strategic business area (T-Systems). He is the successor to Konrad F. Reiss who passed away unexpectedly on April 6, 2005. The Company owes much gratitude to Mr. Reiss, who made a highly significant contribution to the Deutsche Telekom Group. His name will always be honorably remembered.

Changes in the composition of the Supervisory Board.

Shareholders’ representatives: Dr. Wendelin Wiedeking resigned from the Supervisory Board with effect from February 9, 2005. He was replaced by Prof. Dr.-Ing. Wolfgang Reitzle who was appointed to the Supervisory Board by order of court in accordance with § 104 (1) of the German Stock Corporation Act (AktG) with effect from February 10, 2005. His appointment by court order was confirmed through a by-election at the shareholders’ meeting on April 26, 2005.

With effect from midnight on January 16, 2006, Volker Halsch resigned his seat on the Supervisory Board. He was replaced by Dr. Thomas Mirow who was appointed to the Supervisory Board by order of court in accordance with § 104 (1) of the German Stock Corporation Act with effect from January 17, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, the appointment by court order of Dr. Mirow should be confirmed through a by-election at the 2006 shareholders’ meeting.

Employees’ representatives: There were no changes amongst the members of the Supervisory Board representing employees during the 2005 financial year.

The Supervisory Board would like to thank the former members of the board for the effort they committed to the good of the Company over many years.

Review of annual financial statements of the parent company and consolidated financial statements for the 2005 financial year. The annual financial statements, the consolidated financial statements, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, and the Board of Management’s proposal for appropriation of net income, which were all prepared and duly submitted by the Board of Management, together with the appropriate auditors’ reports were presented to all members of the Supervisory Board. The Supervisory Board reviewed the documents submitted to it.

The audit firms, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (Frankfurt/Main) and Ernst & Young AG Wirtschaftsprüfungsgesellschaft (Stuttgart), audited the annual financial statements of Deutsche Telekom AG, the consolidated financial statements, and the management report of Deutsche Telekom AG and the Deutsche Telekom Group as of December 31, 2005, together with the bookkeeping system, in accordance with statutory provisions, and issued unrestricted audit certificates. In addition, the auditors reported personally on the above issues, as well as the U.S. financial statements prepared in accordance with
20-F, during the Supervisory Board meeting held on March 1, 2006 and the preparatory meeting of the Audit Committee on February 28, 2006.

During its March meeting, the Supervisory Board was also informed about the results of the audit and raised no objections. In compliance with § 171 of the German Stock Corporation Act, the Supervisory Board examined the annual financial statements of the parent company and the consolidated financial statements of the Deutsche Telekom Group, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, the proposal on appropriation of net income, and the risk report, and approved the annual financial statements of the parent company and the consolidated financial statements. The annual financial statements are thereby approved. The Supervisory Board agrees to the Board of Management’s proposal on the appropriation of net income.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young AG Wirtschaftsprüfungsgesellschaft also audited the report disclosing relations with affiliated companies (Dependent Company Report) that was prepared by the Board of Management in compliance with § 312 of the German Stock Corporation Act. The auditors reported on the results of their audit and issued the following audit certificate:

“Based on the results of our statutory audit and our judgment we confirm that:

1.   the actual information included in the report is correct;

2.   the Company’s compensation with respect to the legal transactions listed in the report was not inappropriately high.”

The Supervisory Board examined the Board of Management’s report disclosing relations with affiliated companies. It did not raise any objections to the Board of Management’s final statement contained in the report or to the results of the audits conducted by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young AG Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank the members of the Board of Management and all the men and women who work for Deutsche Telekom for their dedicated commitment in the 2005 financial year.

Bonn, March 1, 2006

The Supervisory Board

/s/ Klaus Zumwinkel
Dr. Klaus Zumwinkel
Chairman

Members of the Supervisory Board of Deutsche Telekom AG in 2005.

Dr. Klaus Zumwinkel. Member of the Supervisory Board since March 7, 2003. Chairman of the Supervisory Board since March 14, 2003. Chairman of the Board of Management of Deutsche Post AG, Bonn.

Franz Treml. Member of the Supervisory Board since July 8, 2003. Deputy Chairman of the Supervisory Board since August 21, 2003. Deputy Chairman of ver.di trade union, Berlin.

Monika Brandl. Member of the Supervisory Board since November 6, 2002. Member of the Central Works Council at Deutsche Telekom AG, Bonn.

Josef Falbisoner. Member of the Supervisory Board since October 2, 1997. Head of ver.di District of Bavaria, Munich.

Dr. Hubertus von Grünberg. Member of the Supervisory Board since May 25, 2000. Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al.

Volker Halsch. Member of the Supervisory Board from October 1, 2004 to January 16, 2006. State Secretary, Federal Ministry of Finance, Berlin.

Lothar Holzwarth. Member of the Supervisory Board since November 6, 2002. Chairman of the Central Works Council at
T-Systems Business Services GmbH, Bonn.

Dr. sc. techn. Dieter Hundt. Member of the Supervisory Board since January 1, 1995. Managing Shareholder of Allgaier Werke GmbH, Uhingen, and President of the Confederation of German Employers’ Associations (BDA), Berlin.

Waltraud Litzenberger. Member of the Supervisory Board since June 1, 1999. Member of the Works Council at Deutsche Telekom AG, Technical Customer Service Branch Office, Central District, Mainz.

Michael Löffler. Member of the Supervisory Board since January 1, 1995. Member of the Works Council at Deutsche Telekom AG, Technical Infrastructure Branch Office, Central/Eastern District, Dresden.

Dr. Thomas Mirow. Member of the Supervisory Board since January 17, 2006. State Secretary, Federal Ministry of Finance, Berlin.

Hans W. Reich. Member of the Supervisory Board since May 27, 1999. Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main.

Prof. Dr.-Ing. Wolfgang Reitzle. Member of the Supervisory Board since February 10, 2005. Chairman of the Executive Board of Linde AG, Wiesbaden.

Dr. jur. Hans-Jürgen Schinzler. Member of the Supervisory Board since May 20, 2003. Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, Munich.

Dr. Klaus G. Schlede. Member of the Supervisory Board since May 20, 2003. Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne.

Wolfgang Schmitt. Member of the Supervisory Board since October 2, 1997. Head of Liaison Office, T-Com Headquarters, Bonn.

Michael Sommer. Member of the Supervisory Board since April 15, 2000. Chairman of the German Trade Union Federation (DGB), Berlin.

Ursula Steinke. Member of the Supervisory Board since January 1, 1995. Expert consultant to the Works Council.

Prof. Dr. h.c. Dieter Stolte. Member of the Supervisory Board since January 1, 1995. Former Director General of ZDF (Zweites Deutsches Fernsehen), Mainz.

Bernhard Walter. Member of the Supervisory Board since May 27, 1999. Former Chairman of the Board of Managing Directors at Dresdner Bank AG, Frankfurt/Main.

Wilhelm Wegner. Member of the Supervisory Board since July 1, 1996. Chairman of the Central Works Council at Deutsche Telekom AG, Bonn.

Dr. Wendelin Wiedeking. Member of the Supervisory Board from May 20, 2003 to February 9, 2005. Chairman of the Board of Management of Dr.-Ing. h.c. F. Porsche AG, Stuttgart.

Corporate governance.

Sound, systematic corporate governance is particularly important for an international group such as Deutsche Telekom with its numerous subsidiaries and associated companies. Therefore, the Company complies not only with German national regulations (such as the Corporate Governance Code), but also with international standards as applicable to companies listed on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In accordance with item 3.10 of the German Corporate Governance Code, Deutsche Telekom reports on its corporate governance activities as follows:

In the 2005 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Deutsche Telekom Group as well as the content of the Corporate Governance Code. During the reporting period, Deutsche Telekom AG fulfilled all of the Code’s recommendations.

The Supervisory Board and Board of Management of Deutsche Telekom AG therefore released the following Declaration of Conformity with the German Corporate Governance Code on December 12, 2005:

Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act

I. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of last year’s declaration of conformity pursuant to § 161 of the German Stock Corporation Act on December 16, 2004, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 4, 2003 in the official section of the electronic Federal Gazette (Bundesanzeiger), without exception.

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2005, without exception.”

This Declaration of Conformity can be found on the Deutsche Telekom website (www.deutschetelekom.com) via the following path: Investor Relations/Corporate Governance/Declaration of Conformity.

Deutsche Telekom AG and its shareholders. Deutsche Telekom AG has around three million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company created the T-Share forum (Forum T-Aktie) which gives shareholders news on current developments and events on a regular basis. Furthermore, the Deutsche Telekom AG website www.deutschetelekom.com contains extensive information for retail and institutional investors. The company newsletter, which appears at regular intervals, is another source of useful information for shareholders. The German-language newsletter can be ordered online at the site indicated above (German site only).

Non-classified company information is published on the Deutsche Telekom website in German and English.

Deutsche Telekom AG shareholders exercise their voting rights at the shareholders’ meeting either by casting votes themselves or by having their votes cast by a proxy of their choice or by an official proxy voter from the Company. Deutsche Telekom AG was one of the first German companies to offer its shareholders the option of participating in the shareholders’ meeting and casting votes over the Internet. The Company provides proxy voters who are empowered to receive changes to the shareholder’s vote via e-mail even during the shareholders’ meeting.

Cooperation between the Supervisory Board and the Board of Management. The Board of Management and the Supervisory Board are in regular contact. The Supervisory Board of Deutsche Telekom AG holds four regular meetings a year. In 2005 there was also one extraordinary meeting and an in-depth conference on the strategic alignment of the Deutsche Telekom Group. The Board of Management keeps the Supervisory Board fully informed of all relevant business developments, plans, and potential risk as well as of any deviations from original business plans. The Board of Management regularly submits written reports that enable the Supervisory Board members to carry out their supervisory tasks efficiently. The reporting obligations of the Board of Management have been specified by the Supervisory Board beyond statutory requirements. The work of the Board of Management and the Supervisory Board is specified in Rules of Procedure. The Chairman of the Board of Management regularly exchanges information with the Chairman of the Supervisory Board.

Composition of the Board of Management. Board of Management responsibilities are distributed to six Board departments: In addition to the departments with centralized management responsibilities that are concentrated in the Board departments of the Chairman of the Board, the Board member responsible for Finance and Controlling, and the Board member responsible for Human Resources, there are three departments for the new strategic business areas of Broadband/Fixed Network (T-Com), Mobile Communications (T-Mobile), and Business Customers (T-Systems). As a rule, members of the Board of Management should not be older than 62 years of age.

Composition of the Supervisory Board. The Supervisory Board of Deutsche Telekom AG consists of twenty members, specifically ten representatives of the shareholders and ten of the employees. The Supervisory Board members representing the shareholders are elected by simple majority at the shareholders’ meeting. The Board members representing employees are elected by the employees according to the provisions of the German Codetermination Act. The terms of office of the individual members of the Supervisory Board end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to changes in requirements. For details about replacements of Supervisory Board members during the reporting period, please refer to the Supervisory Board’s report to the 2006 shareholders’ meeting on pages 14–18 of this Annual Report. After having given due consideration to the matter, the Supervisory Board has come to the conclusion that this body has a sufficient number of independent members.

Tasks assigned to the Supervisory Board. The Supervisory Board advises the Board of Management in issues concerning the governing of the Company and supervises and reviews its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The work of the Supervisory Board is specified in Rules of Procedure. To clarify the reporting requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

In order to perform its tasks more effectively, the Supervisory Board has formed various committees: the Mediation Committee as required under § 27 (3) of the German Codetermination Act, the General Committee whose primary task is to deal with and prepare personnel matters at Board of Management level for final decision by the general assembly of the Supervisory Board, the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management, the Finance Committee to deal with complex financial issues and with budgets, and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with annual financial statements before they are discussed by the full Supervisory Board. The chairman of the Audit Committee, Dr. Schlede, is particularly knowledgeable and experienced in the area of accounting principles and internal control procedures. The Joint General and Audit Committee established in May 2004 has now been dissolved following the successful launch of the toll collection system late in January 2005. Details can be found in the Supervisory Board’s report to the 2006 shareholders’ meeting on pages 14–18 of this Annual Report.

The Supervisory Board has set an age limit according to which, as a rule, no person shall be proposed at the shareholders’ meeting for election to the Supervisory Board if, during the term of office for which he or she is to be elected, that person would become 72 years of age. To the extent permitted by law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate the decision-making process in the interests of the Company.

The chairperson of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his/her organizational duties in the Supervisory Board, the chairperson of the Supervisory Board maintains regular contact with the chairperson of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company’s strategy, business developments, and risk management policy, and to discuss these with the Board of Management. In this context, the chairperson of the Board of Management advises the chairperson of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

Avoiding conflicts of interest. Board of Management members and Supervisory Board members are obliged to immediately disclose any conflicts of interest to the Supervisory Board. Any functions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to approval by the General Committee of the Supervisory Board. Instances in which actual conflicts of interest involving Supervisory Board members have occurred are dealt with in the Supervisory Board’s report to the 2006 shareholders’ meeting (pages 14–18). In addition to the regulation laid out in § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and ensure the necessary degree of transparency. Deutsche Telekom AG publishes details of any transactions subject to reporting obligations on the Internet at www.deutschetelekom.com under: Investor Relations/Corporate Governance/Directors’ dealings.

Pursuant to § 15a of the German Securities Trading Act, the Company was informed in 2005 that Mr. Wolfgang Schmitt, member of the Supervisory Board, had purchased 1,000 Deutsche Telekom AG shares at a price of EUR 15.70 on March 9, 2005.

Board of Management and Supervisory Board members do not own any Deutsche Telekom AG shares or related financial instruments that are subject to reporting obligations under the Corporate Governance Code.

Compensation of the Board of Management and the Supervisory Board. Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and variable, performance-related compensation components. The compensation of the members of the Board of Management is in line with market levels.

Performance-related compensation is determined on the basis of the targets agreed between the Supervisory Board General Committee and the members of the Board of Management, and the level of target achievement as determined by the General Committee at the end of the financial year.

In addition, the General Committee of the Supervisory Board may decide that the Board of Management should be granted variable compensation components linked to the long-term performance of the Company. These long-term incentives depend on the achievement of defined performance targets.

The basic principles of the compensation system and details of the long-term incentive components containing risk elements can be found on the Deutsche Telekom website www.deutschetelekom.com via the following path: Investor Relations/Corporate Governance/Incentive plans and in this Annual Report on page 196 et seq. The compensation of the members of the Board of Management for the 2005 financial year is reported individually in the notes to the consolidated financial statements in this Annual Report on pages 196–197.

The compensation of the members of the Supervisory Board is in line with the recommendations of the German Corporate Governance Code. In addition to fixed compensation, the members of the Supervisory Board receive performance-related compensation based on the development of net profit per share. Performance-related compensation also includes variable components linked to the long-term performance of the Company. Special functions such as that of chairperson or deputy chairperson of the Supervisory Board and chairperson or member of its committees are taken into account in the remuneration system.

The compensation of the members of the Supervisory Board is reported individually in the notes to the consolidated financial statements in this Annual Report on pages 197–198, broken down according to the various components.

Securities-oriented incentive systems. A securities-oriented incentive system introduced in 2004 for members of the Board of Management and other Company executives was continued in the reporting year. In addition, there are still claims under the Stock Option Plan that was established as of 2001. The options issued under this program can still be exercised as soon as the requirements have been met. Since 2002, stock options have no longer been issued for members of the Board of Management. It was decided in 2003 to refrain entirely from issuing any further share options, and the Stock Option Plan was discontinued in 2004 following a shareholders’ meeting resolution. The stock options issued in 2000 under the pervious Stock Option Plan were forfeited in the course of 2005 without compensation.

For detailed information, please refer to the notes on the consolidated financial statements in this Annual Report (note on “Stock-based compensation plans”, page 179 et seq. and note on “Compensation of the Board of Management and the Supervisory Board” on page 196 et seq.).

Risk management. Appropriate management of risks arising in connection with the Company’s business activities is of vital importance to the Board of Management and the Supervisory Board. Both the Board of Management and the Supervisory Board receive regular reports from the Risk Management department of the Company concerning current risks and their development. The risk management system in place at Deutsche Telekom AG is evaluated by the external auditors and is constantly being expanded and improved. Details on the topic of risk and opportunity management can be found in the appropriate chapter of this Annual Report.

Accounting and audit of financial statements. An agreement has been reached with the company auditors that the chairperson of the Supervisory Board/the Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditors’ report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. In addition, the auditing firms undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancy in the Declaration of Conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

Strategic business areas

28	Broadband/Fixed Network
35	Mobile Communications
41	Business Customers
45	Group Headquarters & Shared Services

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Broadband/Fixed Network. Consistent development of the promising broadband business.

T-Com: Number of DSL lines including wholesale (resale) business up 2.4 million to 8.5 million // New dimensions in high-speed Internet communication // Consistent use of new technology for broadband communication // New calling plans stabilize the telephony business //

T-Online: Successful positioning as a full-service DSL provider // T- Online’s international expansion strategy shows successes in customer acquisition and revenue growth

Broadband/Fixed Network: Development of operations

	2005	2004	Change
	millions	millions	millions	Change
	of €	of €	of €	%

Total revenue	26,035	27,012	(977)	(3.6)
T-Com(a)	24,695	25,603	(908)	(3.5)
T-Online(a)	2,088	2,012	76	3.8
EBIT(b)(profit from operations)	5,142	5,551	(409)	(7.4)
EBIT margin (%)	19.8	20.6

EBITDA(c)	9,176	9,950	(774)	(7.8)
Special factors affecting EBITDA(c)	(683)	(220)	(463)	n.a.
Adjusted EBITDA(c)	9,859	10,170	(311)	(3.1)
T-Com(a)	9,628	9,720	(92)	(0.9)
T-Online(a)	324	464	(140)	(30.2)
Adjusted EBITDA margin(c) (%)	37.9	37.6
T-Com(a)	39.0	38.0
T-Online(a)	15.5	23.1
Cash capex(d)	(2,481)	(2,122)	(359)	(16.9)

Number of employees(e)	112,872	115,292	(2,420)	(2.1)
T-Com	109,643	112,329	(2,686)	(2.4)
T-Online	3,229	2,963	266	9.0

(a)   T-Com’s prior-year results were adjusted according to the Group’s realignment into three strategic business areas and according to IFRS. T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(b)   EBIT is profit/loss from operations as shown in the income statement.

(c)   Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the “Development of business” section in the Group management report.

(d)   Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement and excluding certain intercompany transfers.

(e)   Average number of employees.

The buoyant growth in broadband communication is one of the dominant trends in the global telecommunications market. The broadband business is built around high-powered networks, fast connections to the Internet, attractive multimedia services that systematically use the transmission capacity of the networks and lines, as well as services to customers. The Broadband/Fixed Network strategic business area, which comprises the T-Com and T-Online units, provides customers with state-of-the-art fixed-network infrastructures, broadband Internet access, customer-oriented multimedia services based on attractive online content, and support services. In 2005 this strategic business area was instrumental in driving the development of the German and European broadband markets. End customers were not the only beneficiaries of this business area’s activities; they were also of use to other telecommunications companies which rely on T-Com’s wholesale products to provide their own broadband services. In addition to focusing on the ground-breaking broadband business, Broadband/Fixed Network concentrated on fostering customer relationships in its strategic core business of voice communication. One of its strategies for this was to design new calling plans.

T-Com: Strong DSL growth. The dynamic growth in broadband lines based on DSL technology continued in 2005. New services and products offered by the Broadband/Fixed Network business area, falling prices on the ISP market, and packages offered by competitors further accelerated broadband growth.

The number of DSL lines in operation in Germany rose from 5.8 million to 7.9 million during the reporting period.

T-Com is participating in the growth of the broadband market, particularly through DSL resale to third parties and by marketing high-bit-rate unbundled subscriber lines. T-Com activated over 1.3 million new resale lines for third parties in 2005.

It should be noted in the context of the revenue development for DSL retail lines marketed by T-Com that the focus of marketing activities by Broadband/Fixed Network since January 31, 2005 has been on T-Online DSL package offers, i.e., a DSL line in connection with the Internet service provider (ISP) component. Revenue growth in T-Com’s broadband business is therefore mainly visible in the wholesale segment, which provides the upstream services for T-Online and third parties.

T-Com’s subsidiaries in Hungary, Croatia, and Slovakia also saw their broadband communication business expand. T-Hrvatski Telekom and Slovak Telecom each had more than 100,000 broadband lines in operation at the end of 2005. Attractive broadband offers accelerated growth in the fourth quarter with 48,000 new broadband customers in Hungary, 30,000 net additions in Croatia, and 24,000 net additions in Slovakia.

T-Com’s total number of broadband lines in operation in Germany and Eastern Europe rose from 6.1 million at the end of 2004 to 8.5 million at the end of 2005. This represents an increase of around 40 percent.

Faster T-DSL lines. Broadband/Fixed Network drove growth in the broadband market with a plethora of customer-oriented offerings. After repositioning the T-DSL line in April 2004 with three versions as part of its 1-2-3 strategy, T-Com started marketing another, even faster version of the line on July 1: T-DSL 6000 enables customers to perform high-volume operations, such as sending and receiving photos over the Internet, at a comfortable speed. The crucial aspect for customers: T-Com offers T-DSL 6000 at the same price as the previous T-DSL 3000 line – i.e., double the speed for the same price.

High speed Internet access – paving the way for the future of broadband. At the time it started marketing its new offering, T-Com gave the go-ahead for the testing of DSL technologies that make even higher transmission rates possible. The first pilot customers in Hanover have been able to use bandwidths of up to 16 megabits per second since July 2005. Since September other customers in Hamburg have been piloting bandwidths of up to 16 megabits per second on the basis of ADSL2+ technology and customers in Stuttgart have been trialing bandwidths of up to 25 megabits per second on the basis of VDSL technology.

Broadband/Fixed Network: Subscriber figures*

millions	2005	2004	Change

Broadband
Broadband lines (in operation)	8.5	6.1	2.4
DSL (Germany)(a)	7.9	5.8	2.1
of which: resale(b)	1.6	0.2	1.4
DSL (Central and Eastern Europe – CEE)(c)	0.5	0.3	0.2

Number of subscribers to broadband rates (Germany and Western Europe)(d)	5.1	3.6	1.5
of which: Germany	4.5	3.2	1.3

Narrowband(e)
Narrowband lines (total)	41.2	42.8	(1.6)
Germany(f)	35.2	36.8	(1.6)
Standard analog lines	25.5	26.4	(0.9)
ISDN lines	9.8	10.4	(0.6)
Central and Eastern Europe (CEE)	6.0	6.1	(0.1)
Magyar Telekom(g)	3.2	3.2	0.0
Slovak Telecom	1.2	1.2	0.0
T-Hrvatski Telekom(h)	1.7	1.7	0.0

Number of subscribers to calling plans (Germany)(i)	13.8	12.0	1.8

Number of subscribers to narrowband rates (Germany and Western Europe)(d)	4.2	5.2	(1.0)
of which: Germany	4.1	5.0	(0.9)

Internet customers with a billing relationship (Germany and Western Europe)(d),(j)	14.0	13.5	0.5

Broadband/narrowband PAYG(k)< 30 days (Germany and Western Europe)(d)	0.6	0.9	(0.3)

(a)   Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online. Broadband lines excluding lines for internal use. Prior-year comparatives have been adjusted.

(b)   Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(c)   Central and Eastern Europe includes the fixed-network business of Magyar Telekom (incl. MakTel and, from the second quarter of 2005, Telekom Montenegro), Slovak Telecom, and T-Hrvatski Telekom.

(d)   Customers with a billing relationship. Western Europe includes: Ya.com and T-Online France.

(e)   The number of narrowband lines rather than channels has been reported since the first quarter of 2005. Prior-year comparatives have been adjusted.

(f)    Telephone lines excluding lines for internal use and public telecommunications, including wholesale services. Prior-year comparatives have been adjusted.

(g)   Subscriber-line figures are recorded including Magyar Telekom’s subsidiaries MakTel and Telekom Montenegro. Prior-year comparatives have not been adjusted. The rebranding of MATÁV as Magyar Telekom took place at the beginning of May 2005.

(h)   Brand name as of 2004; legal name of the company: HT-Hrvatske telekomunikacije d.d.

(i)    Without business customer calling plans, including the new “Wünsch Dir Was” (make a wish) calling plans and customers that have not yet migrated to the new calling plans.

(j)    Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(k)   PAYG: Pay as you go.

*      The total was calculated on the basis of precise figures and rounded to millions.

Broadband lines (in operation)

The findings of the pilot projects are being incorporated into an ambitious project that T-Com announced in September 2005 – to connect 50 large towns and cities in Germany to a high-speed network by the end of 2007. T-Com plans to provide transmission rates for Internet communication of up to 50 megabits per second over this new network. The project will enable T-Com as an innovation leader to give a further substantial boost to the development of the broadband market and Germany as a center for telecommunications. The plans for the high-speed network initially envisage the expansion of the network in ten towns and cities by mid-2006. It will enable T-Com to offer triple-play applications that combine voice and data communication with interactive media use over a single line.

All of T-Com’s subsidiaries in Central and Eastern Europe also invested in the expansion of their broadband infrastructures so that they can offer their customers attractive triple-play services in the future.

Consistent expansion of the broadband infrastructure. At the end of 2005, around 91 percent of Germany had DSL coverage, which means that more than nine of every ten T-Com customers have the option of using a DSL line for their Internet connection. Throughout Germany, DSL is available over T-DSL via satellite. To provide the benefits of broadband communication to a greater number of customers, T-Com also explored additional technical possibilities in 2005 with the goal of expanding the required network infrastructure.

Outdoor DSLAM (Digital Subscribers Line Access Multiplexer) technology, for example, which was used for the first time in 2005, enables T-DSL lines to be provided to customers in regions which in the past could not be supplied with broadband technology for technical reasons.

Since the end of June 2005, T-Com has been piloting WiMAX (Worldwide Interoperability for Microwave Access) technology in two areas in the vicinity of Bonn. This technology gives customers wireless access to the broadband network. The pilot projects, which are scheduled to run until the end of March 2006, will show whether the wireless technology meets T-Com’s quality and service standards for broadband lines.

One key pillar of T-Com’s and the Deutsche Telekom Group’s broadband strategy is WLAN (Wireless Local Area Network) technology. By the end of 2005, T-Com had concluded over 5,600 contracts for HotSpots in Germany. At these public WLAN locations operated by T-Com and T-Mobile in airports, train stations, hotels, restaurants, and cafés, customers with the necessary equipment for their notebooks or PDAs (personal digital assistants) have wireless broadband access to the Internet.

WLAN technology can also be used for wireless computer connections to the DSL line at home or in the office. An increasing number of T-Com customers are opting for this convenient form of Internet communication.

Tangible innovations – broadband applications in the T-Com House.

T-Com’s high-speed DSL lines provide the basis for innovative applications in multimedia communication. Since March 1, 2005, this business unit has been demonstrating the potential applications of broadband communication for customers in the T-Com House in Berlin. Here, forward-looking application scenarios are showcased in the environment of a “normal family home.” These applications include a family whiteboard in the entrance area on which the members of the family of the T-Com House can leave messages for the others in the form of texts, video clips, SMS or MMS messages. All of the broadband applications are controlled using a personal digital assistant. In the T-Com House the broadband line can be used to download films, television programs, and online games on the multifunctional screens installed in different rooms. In 2005, the applications in the T-Com House were extremely well received by visitors and the media. Due to the considerable interest shown, the high-tech T-Com House (which was originally supposed to close at the end of 2005) will now remain open until July 9, 2006. For more information on the T-Com House, please go to
www.t-com-haus.de.

Clear innovation strategy. The development of the broadband offering and the network infrastructures for high-speed Internet communication, as well as the innovative applications in the T-Com House show that T-Com has taken a forward-looking, innovative approach in its national and international markets. These markets will be dominated by integrated applications for telecommunications, information technology, consumer electronics, household systems, and security technology. In 2005, T-Com took a vital step forward in the fulfillment of its innovation strategy by creating the new Innovations and Terminal Equipment board department as of October 1, 2005. One important element of this T-Com board department is the newly established Berlin-based Innovationsgesellschaft. This wholly owned T-Com subsidiary has been tasked with developing new services in the field of voice communication, innovative applications, and new terminal equipment. The company’s goal is to further increase the pace of innovation at T-Com.

“Wünsch Dir Was” calling plan to increase customer acceptance in the telephony business. To successfully position itself on the narrowband market, which is fiercely contested in the area of traditional fixed-network telephony, T-Com introduced a new, much simpler calling plan for consumers on March 1, 2005. T-Com is satisfying the needs of different customer groups for low-cost, convenient telephony with the Call Plus, Call Time, XXL, and XXL Freetime rates. The “Wünsch Dir Was” (make a wish) calling plan provides substantial price reductions in the City rate and for long-distance calls. They can also be combined with other calling plans. The XXL Local calling plan is a genuine flat rate for making calls to T-Com lines with the same area code. Customers using the new XXL Fulltime flat rate can make calls to T-Com’s domestic fixed network from anywhere in Germany at any time of the day or night.

The “Wünsch Dir Was” calling plan greatly helped to stabilize the decline in T-Com’s market share for calls to T-Com’s own lines during the reporting year as a result of the intense competition. By the end of 2005, over 12.1 million customers in Germany had opted for one of the new calling plans.

In Germany, T-Com recorded a sharp decline in the number of narrowband lines – ISDN and analog – of 4.1 percent to 35.2 million.

T-Com plans to further stabilize its core business and cement its customer relationships with new rates and products that are tailored to its customers’ needs. For this purpose it will focus on convergence products and bundled products. On December 1, 2005, for example, T-Com lowered its prices for calls from fixed lines to the national mobile network by up to 44 percent with its fixed-to-mobile calling plan (“Festnetz zu Mobil”). Together with T-Mobile this business unit introduced the Local/Local calling plan in ten towns in October 2005. This combined offer of XXL Local from T-Com and Relax Local from T-Mobile gives customers the benefit of a double flat rate when making calls in the local area network.

Re-Invent – a pillar of the Deutsche Telekom Group’s Excellence Program. T-Com’s Re-Invent program enables the business unit to play its part in Deutsche Telekom’s Excellence Program. The three strategic elements of Re-Invent are “Innovation and growth,” “Quality and efficiency,” and “Customer focus.” For this purpose, T-Com has identified and launched a series of short-term and medium-term campaigns.

One of the cornerstones of this program is innovativeness. T-Com is planning to invest heavily in a new high-speed network with a bandwidth of up to 50 megabits per second, for example. The broadband campaign is being pushed further toward triple play. This entails Internet access with DSL, communication services, and entertainment services or TV services. Apart from broadband, innovations will be focused more and more on issues such as the convergence between the fixed-line and the mobile network. Besides the launch of the T-Box (single answering service for calls to the fixed-line number and the mobile number), T-Com has also announced the upcoming introduction of a convergent product in the form of a DualPhone solution which uses both WLAN and GSM technology.

A far-reaching quality campaign was launched as part of the “Quality and efficiency” drive. In the South West region, for example, possible methods were tested to optimize processes for better customer care and more efficient operations. On successful completion of these trials, the improvements in the processes will be gradually introduced in all T-Com regions. One of the crucial steps in
T-Com’s plan was the creation of the T-Com Quality and Processes board department as of July 1, 2005. In this department T-Com is systematically working on redesigning and streamlining its processes to increase the quality perceived by customers. Another important element of the Re-Invent program is the Simplicity project. Designed to increase efficiency, this project entails some 350 measures aimed at scaling back the product portfolio and streamlining sales and technology processes, for example. It also involves cutting back T-Com’s workforce by approximately 20,000. This reduction will be offset in part by the creation of up to 3,000 new jobs in the T-Punkt offices and around 5,000 positions as part of the planned roll-out of the new high-speed network.

Adjusted EBITDA margin up year-on-year despite revenue decline. At EUR 24.7 billion, T-Com’s total revenue in the 2005 financial year declined by 3.5 percent year-on-year. This decline can be principally attributed to lower call revenues. A decrease in price and volumes as well as the transfer of parts of the value chain to the Business Customers segment also had a negative impact on revenue. Successful marketing of broadband lines based on DSL technology, both in retail and especially in wholesale, as well as the volume-driven growth of subscriber lines, was only able to partly compensate for this downturn.

At EUR 2.5 billion, revenue from fixed-network business in Central and Eastern Europe remained almost constant at prior-year levels. While in Croatia revenue in local currency largely stabilized, the decrease in the revenue from Magyar Telekom’s and Slovak Telecom’s traditional fixed-network business due to currency effects was unable to be offset in full by the growth in broadband communications.

In the 2005 financial year, T-Com generated adjusted EBITDA of EUR 9.6 billion. In light of the decrease in revenues, adjusted EBITDA remained almost constant, down EUR 92 million or 0.9 percent. The adjusted EBITDA margin increased from 38.0 percent in 2004 to 39.0 percent in 2005. This effect reflects a number of positive factors, including savings from revenue-related costs, such as telecommunications services, raw materials and supplies, and merchandise, as well as improvements in other operating income.
T-Com achieved further cost reductions in particular for rentals and through improved procurement conditions in the area of logistics, reduced prices for billing services and process improvements in the field of IT. These savings were partially offset, however, by the allocation of costs previously reported under Group Headquarters & Shared Services to Broadband/Fixed Network (based on actual cost generation), increased advertising expenses related to the broadband campaign, maintenance costs, and higher litigation and auditing expenses. In Germany T-Com recorded adjusted EBITDA of EUR 8.6 billion. This represents an adjusted EBITDA margin of 38.9 percent, an increase of 1.1 percentage points compared with 2004. At EUR 1.0 billion, adjusted EBITDA of the subsidiaries in Central and Eastern Europe was slightly higher than the prior-year figure. The adjusted EBITDA margin in 2005 amounted to
40.0 percent. Positive effects in this respect included workforce reduction, the improvement of cost structures, and the outsourcing of non-core business activities. Besides other factors, increased expenses for the broadband marketing campaign had an offsetting effect.

Planned merger with T-Online. The dominant trend in the telecommunications business is the convergence of the markets for voice, Internet and media services. To be able to offer customers fully integrated products and genuine triple-play services from a single source in the future, Deutsche Telekom and T-Online intend to merge T-Online with Deutsche Telekom. However, the legal basis for this is not yet in place, which is why T-Com and T-Online have been operating as separate units in the market up to now.

T-Online: growth course in a strongly competitive environment. Competition gained significant momentum in the rapidly growing broadband market in 2005. In addition to Internet service providers, local loop operators using their own network infrastructure and increasingly cable network operators and mobile carriers are also battling for customers in the broadband market. T-Online International AG continued its growth course in this market environment. By positioning itself as a DSL full-service provider and enhancing the DSL rate options to meet market needs, T-Online succeeded in securing a share of market growth and further increasing the number of DSL rate customers.

T-Online: Internet customers with a billing relationship

Given the increasing spread of broadband access, T-Online plans to further expand its product portfolio in the form of combined products and thus link fast Internet access with attractive communications and digital entertainment services. T-Online will continue implementing this triple-play strategy in 2005. In addition to introducing DSL telephony, the focus here will also be on further expanding the availability of high-quality digital entertainment content. T-Online Vision offers attractive multimedia content via the video on demand (VoD) service which T-Online was able to expand by gaining additional Hollywood studios as cooperation partners.

Strong growth in DSL rate customers. Overall, the T-Online International AG group recorded 1.5 million new DSL rate customers in 2005. This represents an increase of 41.9 percent over the previous year. T-Online used targeted pricing measures and attractive broadband products to attract an additional 276,000 DSL rate customers in the Rest of Europe segment. This positive development is founded on the effects from T-Online’s internationalization strategy focusing on the growth markets in France and Spain.

T-Online’s positive corporate development is also reflected in its key performance indicators: Compared to the prior year, T-Online’s net revenue in 2005 increased by EUR 0.1 billion to approximately EUR 2.1 billion. T-Online thus boosted total revenue by
3.8 percent. The Germany segment contributed the largest share of revenue with some EUR 1.8 billion. Revenue in the Rest of Europe segment rose by 24.2 percent, reflecting the positive result of the expansion strategy in France and Spain. Profit after income taxes was approximately EUR 0.2 billion at the end of the reporting period. EBITDA had reached some EUR 0.3 billion.

Successful positioning as a DSL full-service provider. T-Online is pursuing three key strategic initiatives to sustainably position itself in the dynamic broadband market. Significant steps were already taken in 2005 to realize these initiatives: DSL full-service marketing; focusing on a triple-play strategy with combined products consisting of Internet access, entertainment, and communications services; as well as expanding T-Online’s international market position.

T-Online has been marketing the DSL line together with Internet access and hardware components since February 2005; T-Online obtains the DSL line by way of a resale from T-Com. The success of the DSL full-service packages offered as well as market-based enhancement of the DSL rate options were material drivers in expanding the broadband customer base. Other factors included the attractive features of the DSL flat-rate service: Since the beginning of November 2005, T-Online has been offering a uniform DSL flat rate for all available T-DSL bandwidths up to and including T-DSL 6000 at a monthly charge of EUR 9.95.

Implementation of the triple-play strategy continued. While further enhancing the DSL rate options in the 2005 financial year,
T-Online also accelerated implementation of the groundwork for the future triple-play strategy. The company expanded the possible uses of broadband lines and created new growth potential in the broadband market. One building block for future triple-play products is DSL telephony, which T-Online presented at CeBIT 2005 with its DSL telephony product and continually expanded during the course of the year.

Since November 2005, T-Online customers have been able to make unlimited calls in all T-DSL bandwidths into the German fixed network, as well as to all users of T-Online DSL telephony from EUR 9.95 a month; if the “on net” software telephone is used, a video component can also be added, if desired. T-Online is thus creating an attractive added value, and not just for customers in Germany. By using international access, T-Online customers can also easily use the Internet telephony service in foreign countries.

Upgrade of the DSL line to a home entertainment channel. In addition, T-Online launched an increasing range of high-quality, multimedia entertainment content in 2005. In addition to cooperating with leading hardware manufacturers, T-Online brought its first own media receiver on the market at the 2005 IFA trade fair in order to offer users convenient access to the wide range of entertainment products. With this media receiver, broadband users can directly access T-Online Vision products via their television screen. By expanding the digital experience, T-Online is adding significant momentum to the increased demand for broadband content. This is also reflected in the number of users. With 100,000 bookings per month, T-Online is one of the leading providers of video on demand in Germany. T-Online offers a continually growing number of movies (currently more than 1,200), including Hollywood blockbusters, documentaries, and comedy series, as well as productions from ProSiebenSat.1 Media AG, with whom
T-Online has been cooperating since March 2005. The renowned Warner Bros. International Television Distribution Studios and Paramount Pictures Corporation were added to the range of U.S. cooperation partners since 2005.

T-Online also further expanded its role as a digital content provider in the growing market for legal music downloads in 2005.
T-Online’s distribution platform, Musicload, has been a success story since its launch in 2003 and makes a substantial contribution to the overall success of the online music business. Musicload offers around 800,000 songs and exclusive specials in cooperation with all major record companies and independent labels. With the Mobile Jukebox, launched jointly with T-Mobile, songs can be downloaded not just from a PC but also while on the move via mobile phone, and thus can be played almost anywhere at any time. Musicload had more than 15.5 million downloads at the end of 2005 – almost four times as many as in 2004. In December 2005, Musicload was the winner in a test of the 12 most important providers of commercial music downloads with a German website by Stiftung Warentest, the German consumer testing organization.

Gamesload launched in the PC gaming market. T-Online launched Gamesload in August 2005, the third largest purchase platform for digital entertainment content after video on demand and Musicload. Customers can download games from the online shop and additionaltitles are available on demand as part of a monthly subscription. Gamesload’s special feature: Users can try out numerous current titles and classic games for a limited period before purchasing. Chargeable downloads are easily paid for via the user’s telephone bill. Gamesload’s well-known cooperation partners include CDV, Kochmedia, Eidos, Ubisoft, Vivendi, and ZuxxeZ. Gamesload already convinced gamers and the trade press shortly after its introduction: In a comparison test by the PC Games magazine (11/05), Gamesload from T-Online came out the winner among a total of seven legal game download providers.

Successful continuation of the brand strategy with Electronic-Scout24. T-Online introduced an additional promising e-commerce player in the 2005 financial year. The company is expanding its brand strategy with the launch of the ElectronicScout24 online marketplace and is positioning itself in the fast growing consumer electronicssector. The focus of this trading platform is on consumer electronics and telecommunications products as well as computers and householddevices. Buyers and sellers enjoy substantial advantages – from comprehensive search and sort functions to favorable sales fees and through to ElectronicScout24’s taking over payment processing as well as quality and credit checks. By tapping business options via pinpointed customer targeting, T-Online is continuing its strategy of further expanding its position in the growing e-commerce sector. With Scout24, T-Online already has a group of online marketplaces, which offer industry-specific services in seven categories and are present in ten countries.

International expansion strategy. T-Online posted above-average growth in its DSL customers base in 2005, not only in Germany, but also in the growth markets of France and Spain. To secure a sustained share of the dynamic market growth, T-Online is making targeted investments in the construction and roll-out of a state-of-the-art network infrastructure in France and Spain. The two subsidiaries Club Internet and Ya.com were re-aligned in 2005 to pursue the triple-play strategy.

In France, T-Online is currently establishing a completely IP-based network with high bandwidth based on ADSL2+. A further upgrade to the VDSL2 standard is planned. Establishment of the network is proceeding rapidly after the conclusion of a contract for the use of optical fiber capacities with a renowned provider.

Network expansion in Spain is also on schedule. By acquiring the network operator, Albura, T-Online gained access to the second largest network in Spain, which is to cover about 60 percent of the DSL demand by 2006.

Mobile Communications. Save for Growth efficiency program keeps company on growth course.

Most successful year in the company’s history despite a difficult market // Profitable growth thanks to innovative products and low rates // web’n’walk gives customers direct mobile access to the open Internet // Consistent drive to expand mobile broadband services // Goal: market leader in terms of customer service

During 2005, the international mobile communications business was dominated by fierce competition and strong dynamics. At the same time, market trends such as the substitution of fixed-network telephony by mobile voice services, and emerging markets offer new opportunities for growth in mobile Internet and data communications. T-Mobile is the first and only mobile operator so far to focus its activities rigorously on developing fast access to the free Internet for users on the move. The objective is to write further chapters in the success story of the T-Mobile group in the coming years.

Success in a difficult environment. The 2005 financial year was the strongest year to date in T-Mobile International’s history. Deutsche Telekom’s mobile communications arm increased its customer base in the majority shareholdings from 77.4 million to 86.6 million. Consolidated revenue in the T-Mobile group rose from EUR 26.5 billion to EUR 29.4 billion. All companies successfully upped or stabilized their average revenue per user (ARPU). In 2005, the T-Mobile group increased adjusted EBITDA by 16 percent to EUR 9.8 billion. These results reflect the success of the company’s Save for Growth efficiency program. As a response to changing conditions in Western Europe’s mobile communications markets, T-Mobile had set itself the target of saving EUR 1 billion by the end of 2006, a major slice of which was, or is being, reinvested in low-rate calling plans and innovative products.

The positive business result is highly satisfactory against the backdrop of intensified price competition. The number of providers flooding the market with low-price offers continues to rise. Apart from prices, one of T-Mobile’s key differentiating features is its service. The company’s target is therefore to become the most highly regarded service company in the mobile sector. The strategic cornerstones of this objective are top performance and smooth and efficient internal processes (operational excellence) throughout the company, strict customer centricity and a superior network experience for customers.

Mobile Communications: Development of operations

	2005	2004	Change
	millions	millions	millions	Change
	of €	of €	of €	%

Total revenue(a)	29,452	26,527	2,925	11.0
of which: T-Mobile Deutschland	8,621	8,745	(124)	(1.4)
of which: T-Mobile USA	11,887	9,278	2,609	28.1
of which: T-Mobile UK	4,153	4,344	(191)	(4.4)
of which: T-Mobile Hungary	1,078	1,040	38	3.7
of which: T-Mobile Netherlands	1,064	1,046	18	1.7
of which: T-Mobile Czech Republic	938	827	111	13.4
of which: T-Mobile Austria	885	882	3	0.3
of which: T-Mobile Croatia	512	436	76	17.4
of which: T-Mobile Slovensko(b)	378	—	n.a.	n.a.
of which: Other(c)	174	135	38	28.7

EBIT (profit from operations)	3,005	1,524	1,481	97.2
EBIT margin (%)	10.2	5.7

EBITDA(d)	9,701	8,467	1,234	14.6
Special factors affecting EBITDA(d)	(71)	68	(139)	n.a.
Adjusted EBITDA(d)	9,772	8,399	1,373	16.3
Adjusted EBITDA margin(d) (%)	33.2	31.7

Cash capex(e)	(5,603)	(3,078)	(2,525)	(82.0)

Number of employees(f)	49,479	47,417	2,062	4.3

The Mobile Communications strategic business area includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia, Macedonia, and Montenegro, as well as minority investments accounted for using the equity method in Poland and, until the end of September 2005, in Russia.

(a)          The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accountingpolicies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)         Fully consolidated as of the first quarter of 2005.

(c)          “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET is fully consolidated as of the second quarter of 2005.

(d)         Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the “Development of business” section in the Group management report.

(e)          Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(f)            Average number of employees.

Mobile Communications: Customer figures*

millions	2005	2004	Change

Mobile customers of fully consolidated subsidiaries	86.6	77.4	9.2
T-Mobile Deutschland	29.5	27.5	2.0
T-Mobile USA	21.7	17.3	4.4
T-Mobile UK(a)	17.2	15.7	1.5
T-Mobile Netherlands	2.3	2.3	0.0
T-Mobile Austria	2.1	2.0	0.1
T-Mobile Czech Republic	4.6	4.4	0.2
T-Mobile Hungary	4.2	4.0	0.2
T-Mobile Slovensko(b)	2.0	1.9	0.1
T-Mobile Hrvatska	1.9	1.5	0.4
Other (Macedonia and Montenegro)(c)	1.1	0.8	0.3

(a)          Including Virgin Mobile.

(b)         Customers were included for the first time in the fourth quarter of 2004; rebranding of EuroTel Bratislava as T-Mobile Slovensko at the beginning of May 2005.

(c)          “Other” includes MobiMak (Macedonia) and MONET (Montenegro). MONET included for the first time in the second quarter of 2005.

*                 The total was calculated on the basis of precise figures and rounded to millions.

Mobile Communications: Mobile customers of fully consolidated subsidiaries (organic growth)

Save for Growth targets exceeded for 2005. As part of its Save for Growth initiative, T-Mobile will achieve annual savings of EUR 1 billion with a suite of efficiency enhancement measures by the end of 2006. Most of this will stem from reductions in handset subsidies in the prepaid business, better procurement terms and a streamlined product portfolio.

This centralized program is being implemented in the company’s majority-owned subsidiaries in Germany, the United Kingdom, Austria,the Netherlands, and the Czech Republic. Most of the amount saved will be reinvested in potential growth areas. The three main building blocks for growth under the terms of Save for Growth are

•             transparent and affordable mobile calling plans,

•             further development of the mobile Internet for leisure and office use, and

•             expansion of seamlessly integrated networks.

In the reporting year, T-Mobile achieved savings of around EUR 600 million from the Save for Growth activities scheduled for 2005. Savings in the area of human resources accounted for 10 percent of the cost reductions. They are the result of not filling posts that become vacant and of staff reduction while avoiding compulsory redundancies.

Minute-based packages: rate campaigns for contract customers fuel growth. T-Mobile again received a huge response from attractive calling plans offered to its contract customers. The number of customers with fixed-term contracts rose in the mobile communications sector by 5.2 million to 42.4 million. This translates into a share of over 57 percent in total customer growth. Along with strong growth in the United States, the figure also reflects the successful new business with Relax rates in Western Europe. The number of customers for these minute-based rate packages almost tripled on the previous year, and reached approximately 6 million by the end of 2005.

New offers and major price reductions: success in toughening prepaid competition. T-Mobile was quick to recognize the new trend in offers from low-cost vendors. It invested the savings achieved in Save for Growth to launch an effective response to the intensified price competition in the shape of price cuts and new offers in the prepaid business. One example is the Xtra Click&Go rate, where a call minute within the T-Mobile Deutschland network costs a mere EUR 0.05. With this offer, T-Mobile was the first mobile carrier in Germany to market a call rate under its own brand exclusively on the Internet. Rather than launch a cheap brand, T-Mobile chose to enter into sales partnerships with prepaid providers who do not have their own mobile communications networks.

Mobile Internet as an opportunity for growth. Along with transparent and attractive voice rates, expanding the mobile Internet is one of the central growth initiatives for the T-Mobile group. The company plans to take the success story that was Internet on the fixed-network and continue it with mobile communications. By offering web’n’walk to consumers and Office in your Pocket to business customers in the year under review, T-Mobile started marketing harmonized product and service packages for Internet usage on the move and mobile data exchange. Its key products include MDA devices, BlackBerry handhelds, the Sidekick and equipment for mobile data transfer on laptops. T-Mobile reached a top position for sales of these products in Europe in the 2005 financial year. All in all, the company sold a total of 600,000 devices providing access to the open Internet in the reporting year. It also continued its successful marketing of the BlackBerry and Sidekick devices in the United States: By the end of the year, T-Mobile USA was serving just under 1.1 million customers with innovative data services. Alongside cutting-edge devices, key components of web’n’walk and Office in your Pocket are low-rate calling plans with inclusive minutes for mobile data usage: More than 100,000 customers in Western Europe have already signed up for the attractive rates of the data option. Throughout the T-Mobile group, revenue generated with the new data services, i.e., excluding conventional text message revenue, rose year-on-year by 43 percent to approximately EUR 900 million.

T-Mobile was the first operator in Europe to offer direct mobile access to the world wide web. Thanks to web’n’walk, T-Mobile Deutschland was the first mobile operator in Europe to put the open Internet onto mobile phones in July 2005. Unlike other mobile online services that offer restricted content only, web’n’walk provides direct access to the entire world wide web, in the same way as on home PCs. In the course of the year, the T-Mobile companies in Austria, the United Kingdom and the Netherlands launched their own web’n’walk offers. T-Mobile plans to extend its mobile Internet service to the Czech Republic in 2006. To ensure that the mobile Internet is easy to use right from the start, T-Mobile International signed a partnership with Google, the world wide web’s leading search engine provider. T-Mobile aims to win 1 million customers for web’n’walk in Europe by the end of 2007.

Mobile Communications: Percentage of fixed-term contract customers in Europe

%	2005	2004

Mobile Communications segment(a)	49.0	48.0
T-Mobile Deutschland	48.4	49.1
T-Mobile UK(a)	20.0	19.1
T-Mobile Netherlands	52.7	46.6
T-Mobile Austria	50.1	48.2
T-Mobile Czech Republic	27.8	25.3
T-Mobile Hungary	31.6	28.9
T-Mobile Croatia	21.9	19.6
T-Mobile Slovensko	38.9	33.8
Other (Macedonia and Montenegro(b))	15.6	15.6

(a)          Including Virgin Mobile.

(b)         Organic development is shown by stating prior-year figures of newly consolidated entities accordingly. T-Mobile Slovensko (formerly EuroTel Bratislava) has been consolidated since 2004. The Montenegrian majority holding has been consolidated since the 2005 financial year.

Unique partnership with Robbie Williams drives business with multimedia services. In addition to its web’n’walk launch, T-Mobile also greatly expanded its mobile multimedia services portfolio in 2005. One area it focused on is music. To promote these offers, T-Mobile agreed on an 18-month partnership with top pop star Robbie Williams in summer 2005. The partnership covers exclusive music offers for mobile platforms, including transmission of concerts via UMTS, exclusive first releases of titles as downloads, and handsets with preinstalled Robbie Williams content. T-Mobile will also present the star’s 2006 European tour, supporting it with an international advertising campaign. This is the first cooperation of its kind between a musician and a mobile carrier that extends over such a long period and covers such a broad range of activities.

The second focus is on mobile TV. T-Mobile currently offers mobile TV products on eight channels, for example in the areas of sports, news and entertainment.

Office in your Pocket – office on the road for business customers. Under its Office in your Pocket slogan, T-Mobile markets a broad range of innovative products and services for business customers. These give users convenient mobile access to their e-mails, Internet and applications in the corporate network. On the basis of fast, reliable and secure mobile connections, businesspeople can use their MDA pocket PCs and data transmission solutions with notebook or laptop just as efficiently and flexibly on the road as in the office. During the reporting period, T-Mobile presented MDA Pro, a mini laptop that offers not only GPRS and WLAN functions but is also the first pocket PC to deliver UMTS capability. With a market share of some 40 percent in Europe, T-Mobile is the clear market leader in mobile communications devices on the Windows Mobile platform. In September 2005, T-Mobile was the first operator in Germany to prepare the ground for even faster data transmission of up to 1.8 megabits per second as of spring 2006 with an HSDPA-enabled (High Speed Downlink Packet Access) laptop data card.

Sustained improvement in customer service boosts customer retention. T-Mobile’s goal is to offer the best service in the industry. Long-term optimization of the service it provides is therefore the group’s contribution to Deutsche Telekom’s Excellence Program. As examples of its improved service, T-Mobile Deutschland guarantees to activate SIM cards within one hour of contract signing and to provide replacement handsets while mobile phones are being repaired.

To ensure that consumers receive an even more efficient service, they have been regrouped on the basis of the monthly revenue they generate. This makes it possible for trained service staff to give customers even better support and advice to match their individual communications needs. This model has already been put into practice at T-Mobile Czech Republic and T-Mobile Hungary, and is set for roll-out across Europe in 2006.

Expanding the integrated network platform creates the basis for seamless mobile communications. The GPRS (General Packet Radio Service), UMTS/HSDPA and WLAN (Wireless Local Area Network) mobile technologies form the basis for the broad range of data services from T-Mobile. A systematic bundling of these three network platforms enables T-Mobile to offer its customers “seamless” mobility. T-Mobile also continues to invest large sums in the quality of its existing GSM networks (Global System for Mobile Communications).

Mobile broadband opens up new dimensions in data transmission. In the 2005 financial year, T-Mobile continued to roll out and improve the UMTS network at a fast pace, laying the focus in Germany and Austria on upgrading the UMTS sites with HSDPA technology. During the first roll-out phase, T-Mobile will use this technology to increase the bandwidth for data transmission in the UMTS network from its current maximum 384 kilobits to 1.8 megabits per second. This will bring mobile data transmission up to speeds comparable to those achieved with DSL in the fixed network. In the future, T-Mobile plans to increase this figure to a rate of up to 7.2 megabits per second, thereby also providing top-quality broadband communication for mobile Internet access. The first pilot projects that T-Mobile launched with key accounts in 2005 confirm the high performance and reliability of the HSDPA technology. The official launch of the HSDPA network is scheduled for spring 2006.

With the TDD (Time Division Duplex) modulation procedure and FLASH-OFDM (Orthogonal Frequency Division Multiplex) network technology, T-Mobile opted for two other innovative broadband technologies that allow transmission rates comparable with DSL in the fixed network. T-Mobile has already introduced these technologies in the Czech Republic and Slovakia, where the fixed-network broadband offering is extremely limited.

Further improvement to public WLAN offer. T-Mobile again markedly expanded its HotSpot offer in 2005. The public local wireless networks based on WLAN technology give customers access to mobile broadband data connections. T-Mobile is the only mobile operator to offer WLAN services throughout Europe and the United States. Including the HotSpots that can be accessed on the basis of roaming contracts, the company now has just under 20,000 locations, 6,000 of them in Germany alone. A truly groundbreaking step is the cooperation agreement signed with Deutsche Bahn (German railway); under this agreement, T-Mobile Deutschland will provide a growing number of train stations and trains with mobile Internet access. In 2005, the volume of minutes utilized at HotSpots in Western Europe more than tripled to over 150 million minutes.

Impressive overall result confirms the most successful year in T-Mobile’s history. Gauged against ambitious targets for the individual national companies, business development in the T-Mobile group was highly satisfactory. Another factor impacting the business result was the sale of the minority interest in Russia’s mobile operator MTS in September 2005.

T-Mobile USA. The U.S. subsidiary expanded its customer base during the reporting period by 4.4 million or 25 percent and thus reported more net additions than ever before within one year. At year-end,T-Mobile USA served 21.7 million customers, thus clearly exceeding the vital 20 million mark. T-Mobile USA grew revenue by 28 percent to EUR 11.9 billion; adjusted EBITDA rose by
60 percent to EUR 3.3 billion. Thus the U.S. subsidiary again lived up to expectations in its role as the engine of growth in the international T-Mobile group. The network acquired from Cingular in California and Nevada was successfully integrated into the
T-Mobile USA infrastructure. Last year, the company also purchased additional mobile spectrum in the big U.S.cities. T-Mobile USA put the EDGE network for mobile data traffic into operation in the third quarter of 2005. EDGE (Enhanced Data Rates for GSM Evolution) allows considerably higher data transmission rates than GPRS. T-Mobile USA received a total of five awards in 2005 from renowned market research institute
J.D. Power to mark its efforts to expand and improve the quality of the network and its customer service.

T-Mobile Deutschland. In 2005, T-Mobile Deutschland again successfully maintained its leading market position. Despite toughening competition, T-Mobile Deutschland was able to win approx. 2.1 million new customers in the course of the year, over 800,000 of them contract-based. The total number of customers rose to over 29.5 million at year-end. Again it was the Relax rates that were highly successful: During the year, customer figures for these rates more than doubled to reach almost 2.7 million. Thanks to the Save for Growth program, T-Mobile Deutschland was well prepared to face stiffening competition and used the scope it had gained to lower prices and attract more customers. The cost of acquiring one customer dropped by almost 7 percent as against the previous year, reflecting the success of the Save for Growth program. While total revenue was down slightly to EUR 8.6 billion due first and foremost to a decline in retail terminal sales, service revenue increased by more than 1 percent to EUR 7.8 billion despite the reduction in termination charges required by the regulator. Adjusted EBITDA remained stable compared with the previous year at EUR
3.6 billion.

T-Mobile UK. The UK subsidiary held its ground in what continues to be a tough competitive and regulatory environment. The takeover offers from Telefónica for O2 and from NTL for Virgin Mobile are clear proof that the UK mobile communications market is still in a state of flux. The UK subsidiary succeeded in expanding its customer base from 15.7 to 17.2 million (including Virgin Mobile). Of these, 1 million customers now subscribe to the successful U-Fix (contract customers) and Mates rates (prepaid customers), which did not come to market until half way through 2005. In the fourth quarter alone, the company succeeded in winning just under 60 percent of all new customers, clear indication of the turnaround and the successful implementation of Save for Growth in the United Kingdom.

T-Mobile Netherlands. The Dutch subsidiary stabilized its customer base at 2.3 million. Revenue rose to EUR 1.1 billion,
EUR 18 million up on the prior year. In December, T-Mobile Netherlands was the first mobile operator in the Netherlands to be granted a quality certificate for customer service by ITO (Stichting Instituut voor Telecom Organisatie).

T-Mobile Austria. With the complete acquisition of tele.ring Telekom Service GmbH by T-Mobile Austria at the end of 2005, Deutsche Telekom consolidated its position in the highly competitive Austrian market. The takeover is still subject to approval by the EU Commission. Together, T-Mobile Austria and tele.ring serve more than 3 million customers. This equates to a market share of around 38 percent. In addition to strengthening its position in the market and boosting its revenue, Deutsche Telekom also expects to improve its EBITDA margin. In a toughly contested market, T-Mobile Austria managed to raise its revenue modestly in 2005 from EUR 882 million to EUR 885 million.

T-Mobile Czech Republic. The Czech subsidiary expanded its customer base by 6 percent to 4.6 million in 2005. Revenue rose by
13 percent to EUR 938 million. Since the Czech Republic still trails behind in fixed-network broadband, T-Mobile Czech Republic pushed ahead with the roll-out of the UMTS and EDGE networks in the year under review. In October, the company launched the Czech Republic’s first UMTS service in Prague. A key feature is its use of the TDD (Time Division Duplex) modulation technique, which caters for bandwidths of up to almost one megabit per second. Today, 50 percent of the population can be reached using the EDGE transmission technology.

T-Mobile Hungary. The Hungarian subsidiary also intensified its activities to expand the broadband network in 2005; by the end of the year, over 15 percent of the population were covered by UMTS. EDGE transmission technology is now available to 60 percent of the country’s inhabitants. During the last financial year, T-Mobile Hungary grew its customer base by 160,000 to 4.2 million. Revenue rose by 4 percent to EUR 1.1 billion.

T-Mobile Croatia. In the 2005 financial year, the Croatian company recorded 370,000 net additions, bringing its customer base to
1.9 million. With revenue up EUR 76 million on the previous year, the company achieved a considerable 17 percent increase to
EUR 512 million.

T-Mobile Slovensko. In spring 2005, the former EuroTel became the ninth member of T-Mobile’s brand family. Only a few months later, a survey of managers of the Rhodos association on Slovakia’s most effective brand image put T-Mobile Slovensko in top position in the telecommunications category. The change in Slovakia is the final step in the rebranding campaign for T-Mobile’s majority shareholdings. T-Mobile Slovensko was the first operator in Europe to implement a commercial broadband service based on the FLASH-OFDM (Orthogonal Frequency Division Multiplex) network technology from Flarion Technologies. This technology enables mobile data transmission with a bandwidth of up to one megabit per second. It is available in certain areas of the capital Bratislava as well as in 19 other cities in Slovakia. In 2005, T-Mobile Slovensko succeeded in passing the 2 million customer mark for the first time, upping its total revenue from EUR 332 million to 378 million.

Outlook: Consistent further development of its service culture. T-Mobile’s goal is to maintain its successful course in Europe and the United States. T-Mobile USA continues to be the company’s growth engine, driving expansion of network capacities and acquiring additional mobile licenses to safeguard growth in the medium term. In Europe, T-Mobile expects to improve its market share in terms of revenue despite massive price pressure – and to do so largely through increased customer usage.

Again in 2006, T-Mobile will make every effort to expand data services such as web’n’walk and thereby to exploit the growth opportunities offered by the mobile Internet. To mark the 2006 FIFA World Cup™, T-Mobile will offer its customers a broad array of multimedia information and entertainment services, including live transmissions of matches to the mobile phone. The company plans to use this key sports event to direct even more attention to the opportunities offered by mobile data communications. New offers such as T-Mobile@home will be an added incentive for customers to intensify use of theirmobile phone.

Business Customers. Strong positioning in highly competitive markets.

EBIT up while revenues remain almost unchanged // Multinational customers: Higher revenues in spite of fierce competition // Large and medium-sized customers: Expansion of the information technology business // Focus on Growth: Clear objectives in the business customer market // Future-oriented customer projects at multinational corporations and medium-sized companies

Increased competition in a global economy is forcing companies to speed up their response to changes: Individual locations are becoming hubs for international production networks. Uniform business processes are laying the foundations for new business models and faster production cycles. Public-sector organizations want and need to provide better service to citizens and companies alike. Neither the state nor the private sector can afford to do without information and communications technology (ICT) to achieve their goals any longer. As a result, business customers are working more closely with experts.

To provide its services, T-Systems taps the potential generated by combining telecommunications with information technology (IT): Deutsche Telekom’s Business Customers segment links customers’ production centers throughout Germany and worldwide – using fixed-network and mobile communications solutions as required. T-Systems bundles computer capacity for its customers in its large data centers worldwide. Starting with ICT infrastructure packages, T-Systems also develops, installs, and runs industry solutions for business customers, in some cases taking charge of end-to-end business processes such as securities settlement, payroll accounting, and billing of telecommunications services.

Successful brand positioning for Deutsche Telekom’s business customers. T-Systems has been responsible for all of Deutsche Telekom’s business customers since January 2005. These companies have varying requirements as regards ICT services, depending on their size. The larger the customer, the more complex its needs and the more individual the solutions. Medium-sized companies, on the other hand, tend to have a greater need for standard products. This is why there are separate portfolios of solutions for the two customer segments and specific approaches to acquiring and caring for customers.

Correspondingly, T-Systems is divided into two business units: Enterprise Services provides services to approximately 60 multinational corporations and large public-sector organizations, while Business Services supports 160,000 or so large and medium-sized business customers.

Business Customers: Development of operations

	2005	2004	Change
	millions	millions	millions	Change
	of €	of €	of €	%

Total revenue	12,850	12,962	(112)	(0.9)
EBIT (profit from operations)	409	554	(145)	(26.2)
Adjusted EBIT	699	675	24	3.6
Adjusted EBIT margin (%)	5.4	5.2

EBITDA(a)	1,305	1,509	(204)	(13.5)
Special factors affecting EBITDA(a)	(281)	(121)	(160)	n.a.
Adjusted EBITDA(a)	1,586	1,630	(44)	(2.7)
Adjusted EBITDA margin(a) (%)	12.3	12.6

Cash capex(b)	(775)	(757)	(18)	(2.4)

Number of employees(c)	51,744	51,978	(234)	(0.5)

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the “Development of business” section in the Group management report.

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

T-Systems is practically the only provider in the market that offers business customers a complete range of ICT solutions and services. The company not only sets up and manages complex ICT infrastructures and process-related applications; if required, it also takes charge of customers’ business processes from start to finish in the form of outsourcing projects – billing and payroll accounting being two examples.

On the basis of its extensive solutions and industry expertise, T-Systems successfully established the Business Customers segment of the Deutsche Telekom Group in 2005. The company employed around 52,000 staff at the end of the year. T-Systems has operations all around the world. Apart from Germany, its activities are focused on the Western European countries France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands.

Business Customers: Key performance indicators

millions	2005	2004	Change

New orders	13,618	13,265	353
Enterprise Services
Systems Integration
Hours billed (millions)	11.5	11.7	(0.2)
Utilization rate (%)(a)	79.1	77.8	1.3
Computing & Desktop Services
Processor performance (MIPS)(b)	123,386	130,786	(7,400)
Number of servers managed and serviced	38,392	35,418	2 974
Number of workstations managed and serviced	1,345,635	1,219,589	126,046
Proportion of support activities, Germany (%)	64.3	60.6	3.7
Proportion of retail, Germany (%)	35.7	39.4	(3.7)
Business Services (millions of €)
Voice revenue	1,848	1,933	(85)
Data revenue (legacy/IP)	2,346	2,593	(247)
IT revenue	405	314	91

(a)          Ratio of average number of hours billed to maximum possible hours billed per period.

(b)         Million instructions per second.

T-Systems Enterprise Services – expansion of key account business. In 2005 T-Systems further expanded its business with the approximately 60 multinational corporations and large public-sector institutions. By providing solutions and services for T-Systems’ key accounts, the Enterprise Services business unit generated revenues of EUR 8.4 billion, a year-on-year increase of 1.5 percent. This increase was achieved in a fiercely contested market also characterized by falling prices, especially for telecommunications services.

T-Systems Business Services – growth in information technology business with medium-sized customers. The decrease in Business Services revenues is partly due to the continued decline in prices for telecommunications services. By contrast, the information technology business grew by 29 percent to EUR 405 million.

Encouraging development of EBIT while revenues almost unchanged. At EUR 12.9 billion, T-Systems’ total revenue in 2005 was very close to the prior-year level. Data center services and computer workstation support made a substantial contribution to the positive development of revenues in the Enterprise Services business unit. Business Services boosted its revenues with hosting solutions for large and medium-sized customers. This enabled the unit to partly offset the decline in its network services business resulting from continued price and competitive pressure. In 2005 T-Systems posted adjusted EBITDA of approximately EUR
1.6 billion, a decrease of 2.7 percent compared with 2004. Adjusted EBITDA at Enterprise Services increased by 5.2 percent. Adjusted EBITDA from the Business Services unit, on the other hand, decreased by 30 percent. This is attributable in particular to strategic pricing measures aimed at acquiring telecommunications customers. T-Systems’ EBITDA amounted to EUR 1.3 billion in 2005, down 13.5 percent year-on-year. In contrast,profit before income taxes grew by 85 percent in the reporting year, mainly as a result of improved financial income.

Launch of Focus on Growth program for profitable growth. The Focus on Growth program is beginning to bear fruit, the first results being an expansion of the business with corporations and large public-sector organizations as well as booming IT business with large and medium-sized customers. T-Systems launched this strategic three year program in 2005 under the umbrella of Deutsche Telekom’s Excellence Program. The goal of the project is to further optimize customer care, thereby tapping new potential for growth.

Multinational corporations and large public-sector organizations are already working closely with T-Systems in the IT area and ordering anincreasing number of telecommunications services. These customers are assigned fixed sales and service teams that are specialized in specific sectors: Finance, Manufacturing, Public, Telecommunications, Media & Utilities, and Services.

As part of the Focus on Growth program, T-Systems is driving forward the marketing of ICT outsourcing in this customer segment. Thule, one of the world’s leading manufacturers of load carriers for cars, decided in 2005 to outsource its worldwide information and communications services to T-Systems. The outsourcing agreement will support Thule’s expansion strategy in the global market. One of the ways the Swedish company intends to achieve its goal of becoming the world leader in its sector is by using the sophisticated ICT solutions that T-Systems provides to its clients.

In December 2005, the logistics giant DHL’s German operation commissioned T-Systems to operate and modernize its entire information and network technology. This contract involves the servicing of around 8,000 workstations, almost 500 servers, as well as some 50 central applications at DHL. T-Systems is optimizing DHL’s information technology, thereby substantially reducing costs for its customer. In addition to this, T-Systems operates all local and international networks as a service provider for DHL. The 300 or so DHL locations within Germany are integrated into a single state-of-the-art data network.

Strategic Focus on Growth program bears fruit. The DHL contract is one example of the so-called “big deals” that T-Systems is pursuing in the ICT market. Apart from the high volume involved, contracts of this size signify a long-term partnership between the customer and T-Systems. In 2005, tour operator Thomas Cook UK & Ireland signed a five-year contract with T-Systems for the provision of communications services. T-Systems will modernize and operate its customer’s telecommunications systems in the United Kingdom and Ireland. Last year, T-Systems was once again awarded the contract to provide information and communications technology services to the government of Catalonia in Spain. This contract expires in 2009.

In October 2005, the IT service providers of the Sparkassen-Finanzgruppe (group of savings banks, Landesbanken, and associated companies) extended their contract with T-Systems for the operation of the data networks for the around 460 savings banks in Germany. This group is the largest provider of financial services in the Federal Republic of Germany. The contract has a term of three years and is worth hundreds of millions of euros.

The aircraft manufacturer Airbus commissioned T-Systems in 2005 to implement an electronic filing system developed by the DeutscheTelekom subsidiary worldwide within three years. This solution enables storage of documents that are required to be archived in a digital form, acceptable for auditing purposes. More than 15,000 users worldwide will be connected to the electronic archive. The Airbus contract is one more service in the whole range that T-Systems provides to the leading aircraft manufacturer.
T-Systems services over 42,000 computer workstations at Airbus and operates the company’s international computing center.

The main emphasis of Focus on Growth for business with large and medium-sized customers is on maintaining and gradually increasing T-Systems’ share of the telecommunications services market. Since August 2005, for example, T-Systems has provided a solution (Octopus EP) that connects the fixed network with conventional mobile communications. Customers in the small and medium-sized enterprise (SME) segment are already using this product for their external sales forces. The WAZ Media Group, one of Germany’s largest publishing houses, engaged T-Systems in 2005 to operate its telephone, mobile, and data network for 140 locations. The data network integrates WAZ’s administrative sites and editorial offices. The value of this four-year contract for ICT services is in the double-digit millions of euros.

SME customers are contracting T-Systems to expand their traditional telecommunications business to include IT services. Accordingly, the company offers smaller companies in particular the opportunity to rent IT services online. In 2005, the proportion of revenues in the Business Services unit generated with IT amounted to almost 9 percent, compared with approximately 75 percent at
T-Systems Enterprise Services. The objective of Focus on Growth is to continue to increase T-Systems’ revenues from the IT services it provides to large and medium-sized companies.

Offerings for business customers optimized. One of the main aims of the Focus on Growth program is to optimize T-Systems’ portfolio of products and services. In 2005, for example, T-Systems investedin expanding its capacity for business process outsourcing so that it could take over and run business processes for its customers from start to finish. In May 2005, the company took over operation of the IT service provider ALLDATA from the insurance group ARAG. This enabled T-Systems to expand its strategic business area with services for the finance and insurance sectors. In 2004, T-Systems had already acquired the Austrian software vendor SDS, which offers standard software for securities trading, and in November 2004 it integrated this software company into a joint venture with the financial services and consulting company Trinkaus & Burkhardt.

METRO Group, the world’s third-largest trading group, relies on a T-Systems solution for backtracking foods as prescribed by European law. In June 2005 METRO and T-Systems signed an agreement on a central system for backtracking eggs. This system creates a transparent supply chain for the food industry throughout all stages of the value chain.

T-Systems is driving forward its business with IP (Internet protocol) solutions for large and medium-sized customers. In March 2005 the service provider started the migration of the REWE group’s data network to IP technology. The broadband network connects 5,000 outlets of the travel agencies, specialized chain stores, and hypermarkets of the REWE trading group with the central data center in Cologne.

Improved efficiency. With its Focus on Growth program, T-Systems is continuously working on improving the efficiency of its processes and systems. Capacity utilization in the Systems Integration unit rose by 1.3 percentage points in 2005. At the same time, production costs at T-Systems’ data centers, represented in the cost per MIPS (million instructions per second), decreased by
5.7 percent. The number of IT workstations managed by the Computing & Desktop Services area rose by 10.3 percent.

Outlook: Growth program being systematically driven forward. Focus on Growth will enable T-Systems to create the prerequisites for becoming the leader in the ICT market and leveraging the growth potential in a particularly effective way. The company is systematically driving forward this strategic program in 2006. Through business process outsourcing, for example, it hopes to grow by up to 20 percent. It also aims to significantly boost its revenues from the IT solutions it provides to medium-sized and large business customers. In this market segment, T-Systems has set itself a revenue target of up to EUR 700 million for 2006.

With Focus on Growth, T-Systems also plans to further optimize its operating processes as well as its IT and telecommunications platforms. By improving its efficiency, the company hopes to save as much as EUR 600 million by 2007.

As part of a Group-wide workforce reduction program at Deutsche Telekom, T-Systems is planning to cut around 5,500 jobs in Germany over the next three years. This will eliminate surplus capacity and lower production costs, ensuring that T-Systems remains efficient and internationally competitive.

There will nevertheless be new appointments and investment in new business to develop and expand T-Systems’ industry and consulting expertise. The purchase of the international IT service provider gedas, for instance, (subject to approval by the anti-trust authorities) underscores T-Systems’ customer- and market-oriented internationalization strategy. The planned takeover of the Volkswagen (VW) subsidiary in 2006 will reinforce T-Systems’ market position as a provider of services to the automotive industry at strategic international locations. The IT company gedas enjoys a strong position in Spain,France, and the United Kingdom, for example. It is also present in important locations of the automotive industry in Latin America and China. Acquiring gedas will enable T-Systems to enhance its solutions and services for customers in this sector. The acquisition will also involvethe signing of a framework agreement by T-Systems and gedas with auto manufacturer VW for the provision of IT services valued at EUR 2.5 billion over a seven-year period. This focused approach will be the driving force behind growth in Deutsche Telekom’s Business Customers segment in 2006.

One year into the satellite-based toll collection project, T-Systems as a “key supplier” considers it a success. The ICT provider successfully operated Toll Collect GmbH’s entire ICT infrastructure. Toll collection was not suspended for a single day. The toll system has therefore passed the test with flying colors.

T-Systems has established a new subsidiary, Satellic Traffic Management GmbH (Satellic). The company handles all activities related to the set-up and operation of satellite-based (GPS, Galileo) electronic toll systems. As a worldwide technology leader and toll systems service provider, Satellic will drive the technological development and international roll-out of the toll model successfully implemented in Germany.

Another project of strategic importance for T-Systems is the 2006 FIFA World Cup™. The Deutsche Telekom subsidiary is responsible for the transmission of the World Cup television signals in cinema quality. T-Systems is installing journalists’ media workstations in all twelve World Cup stadiums. In Stuttgart and Nuremberg, traffic guidance systems developed by T-Systems will help visitors to find parking spaces. The company will use electronic access systems to manage the floods of visitors into the Dortmund and Frankfurt arenas and will also ensure security before, during, and after the matches. The city of Hamburg plans to equip the police and fire departments with TETRA (TErrestrial Trunked RAdio), a digital radio service, for the World Cup. This contract was awarded to a consortium with Motorola and Rohde & Schwarz under the management of T-Systems.

Group Headquarters & Shared Services.

Further increase in efficiency.

Newly founded PASM ensures pooling of purchasing volume in energy sector // Further streamlining and optimization of the real estate and shareholdings portfolio // Vivento continues to expand business lines // New Vivento projects successfully set up

Group Headquarters & Shared Services undertakes strategic and Group-wide management functions for Deutsche Telekom. A key part of this function relates to managing the Group-wide Excellence Program that brings together all the projects important to the Deutsche Telekom Group. Close cooperation between business areas along the lines of an intelligently integrated telecommunications group helps reinforce the focus on customer needs as well as leveraging potential synergies and improving efficiency. Group Headquarters & Shared Services also undertakes operational tasks that do not form part of the business areas’ core business. The Shared Services unit includes in particular Real Estate Services, DeTeFleetServices GmbH – the full-service provider of fleet management and mobility services – and Vivento. The former shared service Billing & Collection has been part of the Business Customers strategic business area since January 1, 2005.

PASM optimizes energy procurement. Real Estate Services brings together Deutsche Telekom’s real estate business. It is responsible for managing and servicing Deutsche Telekom AG’s real estate assets, primarily in Germany. The highly varied tasks of this unit range from administration, facilities management and leasing through to optimizing the portfolio and closing sales deals. Within the Deutsche Telekom Group, these tasks are the responsibility of Deutsche Telekom Immobilien und Services GmbH
(DeTe Immobilien), GMG Generalmietgesellschaft mbH (GMG), and Sireo Real Estate Asset Management GmbH (Sireo). In addition, DFMG Deutsche Funkturm GmbH is responsible for operating and marketing more than 24,000 locations for antenna supports such as radio towers, masts and rooftops.

At the beginning of 2005 the new PASM Power and Air Condition Solution Management GmbH & Co. KG (PASM), a wholly-owned subsidiary of Deutsche Telekom AG, was added to Real Estate Services. PASM is the central point of contact within Deutsche Telekom for energy-based products used to operate telecommunications systems reliably. PASM is also responsible for procuring, provisioning and delivering power, including the associated support services. Purchasing benefits and potential savings for the Group are derived in particular from pooling purchasing volume for equipment as well as procuring electricity via international platforms on the wholesale markets.

Group Headquarters & Shared Services: Development of operations

	2005	2004	Change
	millions	millions	millions	Change
	of €	of €	of €	%

Total revenue	3,505	3,526	(21)	(0.6)
EBIT (loss from operations)	(840)	(1,441)	601	41.7
EBIT margin (%)	(24.0)	(40.9)

EBITDA(a)	88	(556)	644	n.a.
Special factors affecting EBITDA(a)	423	(8)	431	n.a.
Adjusted EBITDA(a)	(335)	(548)	213	38.9
Adjusted EBITDA margin (%)(a)	(9.6)	(15.5)

Cash capex(b)	(456)	(518)	62	12.0

Number of employees(c)	29,931	32,872	(2,941)	(8.9)
of which: at Vivento(d)	15,300	19,000	(3,700)	(19.5)

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the “Development of business” section in the Group management report.

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

(d)         Number of employees at the balance sheet date, including Vivento’s own staff and management. Figures rounded.

Since the first quarter of 2005, the real estate group has its first representation outside Germany: DeTeImmobilien Hungary Szolgáltató ZRt. This joint-venture company of DeTe Immobilien and a local partner provides facility management services for Magyar Telekom and also offers these services to other companies in the Hungarian market. As a result of consistently safeguarding existing business and acquiring new contracts, the company has posted some extremely positive results in 2005.

(a)          Group Headquarters primarily includes subsidiaries such as: Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V., T-Venture Holding GmbH.

(b)         Real Estate Services = Deutsche Telekom Immobilien und Service GmbH, DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH, Sireo Real Estate Asset Management GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, and DeTe Immobilien Hungary Szolgáltató ZRt.

(c)          Including Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS).

(d)         Primarily: DeTeAssekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, Fachhochschule Leipzig, Human Resources Management, Accounting & Controlling.

(e)          The former shared service unit Billing & Collection has been integrated into the Business Customers strategic business area since the beginning of 2005.

Streamlining the real estate portfolio gathers momentum. Streamlining the real estate portfolio remained a key issue for the business segment in 2005. Sireo, responsible for managing the Company’s building assets, focused on selling off real estate that is no longer needed for business operations and cutting back on rented floor space. A total of 370 sales deals were closed during the financial year, involving some 370,000 square meters (almost 4 million square feet) of rental space and around 1.6 million square meters (17.2 million square feet) of land. Cash inflows from the disposal of real estate totaled approximately EUR 0.2 billion in 2005, with part of this amount arising from contracts concluded in previous years. In a bid to cut costs, 2006 will also see a great deal of work being done on specifically optimizing the real estate portfolio, in addition to continued streamlining. On January 1, 2006, Deutsche Telekom AG reduced its stake in Sireo from 51 percent to 25.1 percent subject to approval from the antitrust authorities. The previous minority shareholder Corpus Immobiliengruppe (Cologne) increased its stake from 24.5 percent to 50.4 percent. Under the responsibility of the new CREM (CorporateReal Estate Management) unit, Sireo will continue to manage the real estate portfolio as a Deutsche Telekom AG service provider.

DeTeFleetServices promotes environmental compatibility and efficiency of the Deutsche Telekom fleet. DeTeFleetServices GmbH (DeTeFleetServices) is one of the largest fleet operators in Germany with around 42,000 vehicles. Cost-effectiveness and environmental compatibility are equally important to the Deutsche Telekom mobility service provider in order to promote sustainable development. In 2005 DeTeFleetServices pushed forward with the gradual conversion of its entire fleet to diesel vehicles fitted with particulate filters. With over 400 natural gas vehicles, Deutsche Telekom already has the largest natural gas-powered company vehicle fleet in Germany at present. The Federal Ministry for the Environment singled out the company’s commitment to environmentally friendly transport systems, and operations that save resources by awarding the company the partner logo as part of its “Last Mile” project. This commitment is also reflected in a DeTeFleetServices pilot project aimed at trialing the use of fuel cells. The medium-term aim is to increase the proportion of vehicles using alternative drive technologies to up to 10 percent of the entire fleet.

Vivento consistently adds more jobs. Vivento can again look back on a successful financial year. Thanks to the successful interplay of the strategic functions – driving external workforce reduction, filling internal positions with Vivento employees, migrating staff to the Vivento business lines, and encouraging internal projects – approximately 6,100 employees left Vivento during 2005. Vivento’s main goal is to reduce the Group’s workforce in the long term and to provide civil servants and salaried employees with new, lasting prospects both inside and outside the Group. Approximately 18,900 employees have found jobs outside Vivento since its formation. In the 2005 financial year, Vivento took over a total of approximately 2,400 employees from the Deutsche Telekom Group. This increased the number of transferred staff to some 34,200 since Vivento was established. Vivento had a workforce of around 15,300 at December 31, 2005, including 700 own employees/members of management, some 7,200 staff working in one of the Vivento business lines – i.e., at Vivento Technical Services GmbH (VTS) or in the call center business of Vivento Customer Services GmbH (VCS) and at the former Customer Branch Office for Special Tasks - and around 7,300 transferees. Approximately 4,700 of these transferees were engaged on a contract or temporary basis. The employment rate remained high throughout 2005. Of the around 14,500 employees (excluding Vivento’s own staff and management) at the end of the year, some 83 percent were in employment or training.

Vivento business lines post positive results. In the 2005 financial year, Vivento created new job opportunities on the back of further expansion of the business lines and implementation of projects. VCS, represented at 18 locations in Germany in 2005, has managed to position itself successfully in the marketplace with call center services and increased its headcount to some 2,800 by the end of 2005. In addition, there were some 400 staff on a contract or temporary basis. VTS also managed to further expand its operating activities. As a technical service provider for fixed and mobile networks, VTS serves both the internal and external market. Since its launch in 2004, VTS expanded its headcount to some 1,800 by the end of 2005. As at December 31, 2005, around 500 contract or temporary staff were also employed at VTS.

New employment projects successfully set up. In addition to expanding the business lines, Vivento pushed forward with implementing a range of in-house projects in 2005. These include the Security project that saw Vivento staff taking over reception and security services at Deutsche Telekom locations throughout Germany. Since March 2005 the project has been assigned to Group Security in organizational terms; some 530 jobs had been filled by Vivento staff by the end of 2005. The plan for 2006 is to introduce in-house staff at all Deutsche Telekom facilities, with the Company’s own staff in reception and security positions.

The new Telekom Direkt project had a positive impact on employment levels during 2005. Under the motto “Deutsche Telekom comes to the customer,” Vivento set up a service-oriented direct sales channel: Telekom Direkt (Deutsche Telekom Direkt Sales and Consulting) supports T-Com, T-Online and T-Mobile with the value-based development of customer relationships. The Telekom Direkt teams comprising Vivento staff advise customers at home or at work about top products in the business areas as well as special offers. At the end of 2005 Telekom Direkt already employed some 160 staff.

Following the Business Finder competition in 2004, Vivento launched two new employment projects in 2005: Digital Services from Vivento and Vertixx. Digital Services from Vivento offers services for corporate and business customers, including automated invoicing, digitization of incoming mail, and digitization and filing of records and invoices. Vertixx provides the full range of services relating to online sales for companies with used goods, stock, or residual items that have been written off. Now that they have started operations, both projects offer good employment prospects for Vivento transferees.

In 2006 Vivento intends to push forward with creating new job opportunities outside and inside the Group. This includes in particular further expansion of the business lines and development of new projects. Cooperation activities with government agencies and other public employers represent another key area; close cooperation already exists with the Federal Employment Agency (restructured benefits for the long-term unemployed). This cooperation has seen Vivento develop new employment prospects for civil servants in particular. As part of the staff restructuring measures within the Group some 7,000 employees will leave Vivento over the next three years as a result of spinning off the business lines.

Disposal of Intelsat helps reduce debt. To support the Group’s efficiency campaign, Group Headquarters & Shared Services continued to dispose of non-strategic minority investments in 2005. Deutsche Telekom generated cash inflows of approximately EUR 0.1 billion by disposing of its share in the satellite operator Intelsat.

Trust capital of the Deutsche Telekom Foundation increased. Deutsche Telekom AG is playing its part in promoting education, research and technology in the fields of mathematics, natural sciences and technology with the Deutsche Telekom Foundation, set up at the start of 2004. Since the Group believes these topics will become more important in future for Germany, Deutsche Telekom AG has increased the capital of the non-profitmaking Deutsche Telekom Foundation from EUR 50 million to EUR 100 million. This makes the foundation one of the largest corporate foundations in Germany. Thanks to this financial backing, the foundation is in an even better position than ever to sustainably implement the projects it comes up with from within its own ranks. In 2005 the key areas Early Promotion, High School, University and Innovation were identified as the focus for Deutsche Telekom Foundation activities. Within these futureoriented key areas, the Foundation promotes projects and cooperation with day nurseries, elementary and high schools, universities, technical colleges and many other institutions from the world of education, science and research.

Total revenue fell slightly year-on-year. The total revenue of Group Headquarters & Shared Services decreased slightly year-on-year in 2005. This is attributable to the decline in revenue generated in Real Estate Services – mainly because of the lower volumes of orders being placed by customers as a result of the conversion to new market-based lease models with the strategic business areas. By contrast, the successful results from DeTeFleetServices and Vivento call center and VTS business lines had a positive impact on total revenue.

Vivento contributes to improved EBITDA. Adjusted EBITDA improved significantly compared with the previous year. This is mainly due to Vivento’s smaller workforce as compared to 2004. Higher income from contract or temporary work arrangements at Vivento also had a positive impact. In addition, the costs of trainees and social security expenses for civil servants are allocated based on actual cost generation and therefore no longer impact costs at Group Headquarters. These costs had been reported under Headquarters’ costs until the end of the previous year. The positive effects contrast, however, with a slight increase in expenditure for Headquarters’ marketing and IT projects. Real Estate Services also posted a decrease in EBITDA compared with the previous year. This is attributable to a decrease in revenue.

Restructured funding of PBeaKK has a positive effect on earnings. Unadjusted EBITDA improved significantly year-on-year due to the positive impact of special factors. The special factors affecting EBITDA totaled approximately EUR 423 million in 2005. These were essentially affected by the reversal of provisions as a result of reducing our future liabilities relating to the annual deficit compensation for the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse – PBeaKK). The basis for this is the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost) which came into effect on December 1, 2005 and which, among other things, lays down a new governance and financing structure for the PBeaKK. The ensuing positive EBITDA effect totaled approximately EUR 0.8 billion. Other special factors that boosted earnings included income from insurance refunds and the transfer payments to Vivento. Countering these effects, the expenditure for voluntaryredundancy payments made and voluntary redundancy provisions for the staff restructuring measures planned within the Group, as well as expenditure for other personnel-related measures totaling approximately EUR 0.3 billion impacted on EBITDA. The expenditure for increasing the foundation capital of the Deutsche Telekom Foundation totaling EUR 50 million is also included. Special factors totaled EUR –8 million in 2004, made up essentially of voluntary redundancy payments and transfer payments.

EBIT increased by EUR 601 million year-on-year. This is attributable to an improvement in EBITDA that contrasts with a slight increase in depreciation, amortization and impairment losses.

The average number of employees during the reporting period was 29,931. This further decline from the prior-year figure is primarily attributable to the successful business activities of Vivento and the associated workforce reductions.

54           The T-Share

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The T-Share. Setbacks during a difficult trading year.

Major European telecommunications providers experience markdowns // Strong performance of the DAX and international indexes // Proposed dividend of EUR 0.72 per share up on previous year

T-Share information

	2005	2004

Xetra closing prices (€)
Share price at Dec. 31	14.08	16.65
Year high	16.84	16.78
Year low	13.80	13.14

Trading volume (number of shares)
German exchanges (billions)	6.0	5.3
New York Stock Exchange (ADRs) (millions)	154	149
Tokyo Stock Exchange (millions)	1.9	1.1

Market capitalization at Dec. 31 (billions of €)	59.1	69.9

Weighting of the T-Share in major stock indexes at Dec. 31
DAX 30 (%)	6.4	9.2
Dow Jones Euro STOXX 50© (%)	2.0	2.7

T-Share – key figures
Earnings per share (basic and diluted) (€)	1.31	0.39
Proposed dividend (€)	0.72	0.62
Number of shares issued (millions)	4,198.08	4,197.85

Capital markets environment. Throughout 2005, international stock indexes were in a bullish mood, which was particularly pronounced in the European markets. The weaker euro, combined with a rising number of mergers and acquisitions, had a positive impact on market performance. Accordingly, the DAX showed strong momentum during the course of the year, breaking the       5,000-point level on September 9 for the first time in 2005. From November onwards, the German blue-chip index remained above this level. The DAX hit its annual high on December 29, reaching 5,459 index points, to close the year 2005 at a level of 5,408 – an annual performance of 26.9 percent.

Development of international indexes. With an increase of 20.5 percent, the performance of the Dow Jones Euro STOXX 50© was also positive in 2005. Reflecting the emerging recovery in domestic demand, the Japanese stock market outperformed most of its peers: The Nikkei 225 index was up 39.9 percent year-on-year, while the Dow Jones Industrial Average remained virtually unchanged, down 0.1 percent. The U.S. index was burdened by the U.S. Federal Reserve’s interest rate hikes, as well as by high oil prices, which were partly due to the hurricanes in August 2005.

T-Share performance. The T-Share closed the year at EUR 14.08, down 15.7 percent from the beginning of 2005. Looking at the Dow Jones Europe STOXX Telecommunications© index clearly shows, however, that the entire telecoms sector suffered a weaker year overall, both compared to previous years and to most other sectors. The major European telecom providers with a high         fixed-network share in particular experienced significant markdowns, as the entire sector faced increasingly fierce competition in the operating business, with a massive erosion in prices. Moreover, investor uncertainty triggered by unexpected takeovers in the telecommunications sector burdened market sentiment, with the Dow Jones Europe STOXX Telecommunications © index suffering a decline. The Telecom index lost 2.5 percent during 2005. The T-Share hit its high of EUR 16.84 in January and still recorded prices above EUR 16.00 in July/August. Although the capital market responded positively to the planned staff restructuring and the strong third-quarter results published in November, the T-Share could not maintain these levels and lost ground during the fourth quarter, hitting a low for the year of EUR 13.80 on December 20.

T-Share as compared to DAX, DJ Euro STOXX 50© and DJ Europe STOXX Telecommunications©

T-Share as compared to other telecommunications companies

Dividend. The Board of Management and Supervisory Board of Deutsche Telekom AG resolved to propose to this year’s shareholders’ meeting, to be held on May 3, 2006, the distribution of a dividend of EUR 0.72 per share for the 2005 financial year. Total dividends paid will thus rise from EUR 2.6 billion to EUR 3.0 billion.

Shareholder structure

at December 31, 2005

* Total free float based on precise figures (December 2005).

Geographical distribution of free float*

at December 31, 2005

* Total free float based on precise figures (December 2005).

Shareholder structure. The shareholder structure of Deutsche Telekom changed during the 2005 financial year: On July 18, 2005, KfW Bankengruppe (the former Kreditanstalt für Wiederaufbau) acquired shares of Deutsche Telekom held by the Federal Republic within the scope of a further holding arrangement. As a result of the transaction, covering 7.3 percent of Deutsche Telekom’s share capital (approximately 307.8 million shares), KfW Bankengruppe’s stake in Deutsche Telekom increased to 22.1 percent. Accordingly, the Federal Republic’s shareholding was reduced to 15.4 percent. Free float increased slightly to 62.5 percent at the end of 2005 as a number of shareholders exercised their option rights.

Investor relations. Deutsche Telekom continued and further intensified the comprehensive communication with its target groups, comprising institutional investors, retail investors and financial analysts. In the course of seven roadshows comprising some 260 individual and group sessions throughout Europe, Asia and North America, Deutsche Telekom’s senior management personally presented the Group’s realignment toward three strategic business areas, as well as the Group’s financial situation and its quarterly and annual results. To explain the changeover of the Group’s accounting system from German GAAP to IFRS, Deutsche Telekom conducted a special roadshow targeted at analysts and investors. These roadshows were held in Frankfurt, London and New York. Further activities to actively maintain an intensive dialog with the capital markets included the CeBIT Investors’ Day in Hanover; analysts’ conferences at Deutsche Telekom’s headquarters; and the participation in a total of 15 international investor conferences in 2005.

Online services for shareholders have been further improved: Upon request, Deutsche Telekom shareholders already had the option of receiving notifications regarding the shareholders’ meeting by e-mail during the reporting year. In addition, shareholders can now use the online dialog to set up their own personal profiles. As before, they may order tickets for admission to the shareholders’ meeting, using their personal access password; in addition, shareholders not attending in person can now appoint a proxy or issue instructions while the annual meeting is in progress, up until shortly before votes are cast. Deutsche Telekom leverages the Internet dialog to continuously expand electronic communications with its shareholders. The “direkt” newsletter for retail investors, reporting on the Group’s financial statements and most recent quarterly results, is available for download from the IR website (German-language section only, at: “Service Privatanleger”). It also covers major developments and Group strategy, and contains special offers for subscribers to the T-Share Forum (Forum T-Aktie – FTA). The free newsletter, which is published on a quarterly basis, is sent out in a printed version upon request.

Many shareholders and other persons interested in the T-Share took advantage of the broad range of opportunities to enter into dialog with Company representatives through the various communication channels offered by the T-Share Forum (FTA). The FTA call center team, which handled around 64,000 requests in 2005, is available weekdays from 8 a.m. to 6 p.m., via toll-free number 0800 3302100 (fax 0800 3301100) or by e-mail on Forum-TAktie@telekom.de, to answer any questions from retail investors relating to Deutsche Telekom.

Group management report

62	Deutsche Telekom Group management report
65	Group organization
68	Group strategy and Group management
70	The economic environment
73	Development of business in 2005
83	Research and development
85	Employees
89	Sustainability and environmental protection
90	Risk and opportunity management
96	Highlights after December 31, 2005
97	Outlook

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Deutsche Telekom Group management report.

Net revenue rose by 3.9 percent to EUR 59.6 billion year-on-year, in the fourth quarter of 2005 by as much as 5.4 percent to EUR 15.5 billion // Group EBITDA adjusted for special factors increased by 5.7 percent to EUR 20.7 billion; in the fourth quarter of 2005, by as much as 10.4 percent to EUR 5.2 billion. Unadjusted EBITDA rose by 3.7 percent to EUR 20.1 billion // Profit after income taxes increased from EUR 2.0 billion to EUR 6.0 billion; adjusted for special factors, this item rose from EUR 4.1 billion to EUR 5.1 billion // Free cash flow before dividend payments and the acquisition of network infrastructure and licenses in the United States decreased from EUR 10.3 billion to EUR 7.8 billion // Substantial improvement in the Group’s financial ratios: equity ratio increased two percentage points to around 39 percent; net debt further reduced to EUR 38.6 billion // All major rating agencies raised their long-term rating to single A, with a “stable” outlook // Proposed dividend of EUR 0.72 per share highest in the history of the Company

Strong DSL growth continues: number of broadband lines in Germany and abroad, including DSL resale, increased by 2.4 million to 8.5 million // Number of mobile customers rose by a further 9.0 million to 86.6 million customers // Business Customers strategic business area wins additional major contracts, lifting the level of orders received by 3 percent to EUR 13.6 billion

The Group’s profitable growth continues.  Despite increasingly intense competition, the 2005 financial year was extremely successful for Deutsche Telekom. The Group achieved its goal of continuing to grow profitably, and concluded its strategic realignment toward the three business areas Broadband/Fixed Network, Mobile Communications, and Business Customers. This was thanks in part to the Excellence Program that was launched at the start of 2005. This is a three-year Group-wide program supplemented by business area-specific growth programs.

In 2005, Deutsche Telekom’s net revenue rose by EUR 2.3 billion compared with the previous year to EUR 59.6 billion. This corresponds to an increase of 3.9 percent, the main contribution to which was made by mobile communications.

Group EBITDA rose by approximately EUR 0.7 billion or 3.7 percent to EUR 20.1 billion in 2005; adjusted for negative special factors totaling EUR 0.6 billion, Group EBITDA actually climbed to EUR 20.7 billion. This represents an increase of EUR 1.1 billion or 5.7 percent. Apart from revenue growth, this development is primarily the result of improved cost structures.

Profit after income taxes increased year-on-year by EUR 4.0 billion to around EUR 6.0 billion. In addition to EBITDA, the main factors contributing to this positive development were a decrease in depreciation, amortization and impairment losses, the lower loss from financial activities and reduced income taxes. Adjusted for special factors, profit after income taxes rose by EUR 1.0 billion to EUR 5.1 billion.

The free cash flow before dividend payments and the acquisition of network infrastructure and licenses in the United States decreased from EUR 10.3 billion to EUR 7.8 billion on account of factors such as higher tax payments.

Deutsche Telekom also improved the financial ratios in the Group. At 0.8, the “gearing” indicator, the ratio of net debt to equity, is at a historical low, one of the reasons why Deutsche Telekom’s rating was increased in 2005.

On the basis of the very encouraging development in the 2005 financial year, the Board of Management is proposing to pay a dividend of EUR 0.72 for each share carrying dividend rights so that the Company’s shareholders can participate in its success. This is the highest dividend ever paid in the history of the Company.

2005 is the first financial year for which Deutsche Telekom has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The 2005 consolidated financial statements also include the 2004 and 2003 comparative financial statements. Material effects on the financial position and results of operations as a consequence of the transition from German GAAP to IFRS are shown in the reconciliation in the notes to the consolidated financial statements under “Transition to IFRS.”

Strong DSL growth in the Broadband/Fixed Network strategic business area.  In the 2005 financial year, the continued development of the broadband market despite tough competition remained the main driver of business development in the Broadband/Fixed Network strategic business area, which consists of the T-Com and T-Online units. In 2005, Broadband/Fixed Network once again increased the number of broadband customers – both in terms of lines and calling plans – as a result of its successful marketing strategy.

The number of broadband lines in Germany and abroad increased by around 40 percent to 8.5 million.

At the end of 2005, T-Com had approximately 7.9 million DSL lines in operation in Germany including resale DSL lines marketed by Wholesale, i.e., DSL products sold by other providers outside the Deutsche Telekom Group. This represents an increase of 2.1 million DSL lines. All in all, competition in broadband intensified significantly, due for example to increased competition on the Internet service provider (ISP) market and the increased presence of other European telecommunications companies and local loop operators on the German broadband market. In the 2005 financial year, T-Com benefited from overall market growth in its third-party DSL resale activities and the marketing of high bit rate unbundled subscriber lines in particular. A total of 1.3 million resale lines were provided to competitors, attributable to trends such as the further migration from retail to resale customers.

The fixed network subsidiaries in Eastern Europe were particularly successful in marketing broadband lines. The number of DSL lines in Hungary, Croatia, and Slovakia doubled year-on-year to a total of 541,000, with both T-Hrvatski Telekom and Slovak Telecom passing the mark of 100,000 broadband lines by the end of the year.

Increased bandwidths are a key requirement to benefit from the positive development of the broadband market. Since July 1, 2005, for example, T-Com has been providing DSL lines with transmission rates of up to 6 Mbit/s. A further component of T-Com’s broadband strategy is WLAN (Wireless Local Area Network), a technology for wireless data transmission. By the end of the year, T-Com was operating more than 5,600 public HotSpots.

In the narrowband sector, T-Com recorded a further decrease in the number of lines in Germany. The number of narrowband lines in Germany and abroad fell by 3.7 percent to 41.2 million in the course of the year, with a higher percentage decline in ISDN lines than in analog lines.

In Germany, the number of narrowband lines decreased by 4.1 percent as against the prior period to 35.2 million. This was due to customer churn in favor of competitors, especially local loop operators, and in part to fixed-mobile substitution effects. At 9.8 million, the total number of T-ISDN lines decreased by a disproportionately high 6.1 percent as against the previous year. This trend can be attributed in part to the discontinuation of the price advantage of combining T-DSL with T-ISDN as compared with T-DSL combined with a T-Net line. The growing saturation of the market and the new integrated voice and Internet products offered by competitors also had a negative impact.

Key financial figures for the Deutsche Telekom Group

billions of €	2005		2004	2003
Net revenue	59.6		57.3	55.6
of which: international revenue	25.4		22.6	21.2

EBITDA(a)	20.1		19.4	18.6

EBITDA (adjusted for special factors)(a)	20.7		19.6	18.5

Profit after income taxes	6.0		2.0	2.5

Profit after income taxes (adjusted for special factors)(a)	5.1		4.1	2.9

Net profit	5.6		1.6	2.1

Shareholders’ equity	49.6		45.8	43.7

Net debt(b)	38.6		39.9	51.1

Free cash flow (before dividend payments)(c)	7.8	(d)	10.3	8.7

Employees (annual average)	244,026		247,559	251,263

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA and adjusted EBITDA, as well as special factors affecting profit/loss and the adjusted profit/loss after income taxes, please refer to the “Development of business in 2005” section.

(b)         The “net debt” indicator is used by senior operating decision-makers at Deutsche Telekom to manage and control debt. Although many of Deutsche Telekom’s competitors use this measure, its definition may vary from one company to another, however. For detailed information, please refer to the “Development of business in 2005” section.

(c)          Deutsche Telekom is of the opinion that the “free cash flow (before dividend payments)” is used by investors as a measure to assess the Group’s net cash from operating activities after deduction of cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. “Free cash flow (before dividend payments)” should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom’s definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies. For detailed information, please refer to the “Development of business in 2005” section.

(d)         Free cash flow (before dividend payments and the acquisition of network infrastructure and licenses in the United States). For detailed information, please refer to the “Development of business in 2005” section.

The volume of call minutes generated by end customers continued to decline. This is mainly attributable to the reduction in the number of lines operated by T-Com as a result of leased subscriber lines and to competitors rolling out their own infrastructure. In addition, call-by-call and preselection are contributing to the negative trend in call minutes. A positive effect was the launch of the “Wünsch Dir Was” (make a wish) calling plan(1) in March 2005, which allowed T-Com to further stabilize its call minutes market share(2). In comparison with the prior year, the number of calling plans sold by T-Com rose by over 14 percent to 13.8 million, enabling T-Com to achieve a penetration rate(3) of 39 percent. This increase was driven by the new XXL Fulltime and “Fixed-to-mobile” calling plans introduced in the fourth quarter of 2005.

The wholesale business (including resale) was characterized by price adjustments for wholesale products with Internet service providers and reductions in the prices charged to competitors for key wholesale products due to regulatory requirements. Volume-related growth was recorded in both unbundled subscriber lines (number as of December 31, 2005: 3.3 million) and DSL resale lines (number as of December 31, 2005: 1.6 million), as well as interconnection calls and lines. In its business with international network operators (International Carrier Sales & Solutions business) T-Com focused on high-margin services.

Since January 31, 2005 the focus in Broadband/Fixed Network has been on marketing T-Online’s DSL full-service packages. By marketing these packages – which comprise a DSL line, Internet access, and hardware components – throughout Germany, T-Online expanded its DSL rate customer base in 2005 by 41.9 percent to approximately 5.1 million. The company further expanded its DSL rate portfolio midway through the year. T-Online also increased the appeal of its DSL telephony offering in the voice over IP business by making this service independent of a PC through the WLAN and DSL telephony routers it has been offering since September 2005. By broadening its DSL telephony offering in this way, T-Online is accelerating the development of attractive services that are tailor-made for DSL lines.

T-Online also successfully further strengthened its foothold on the Western European broadband market with attractive packages: For example, the number of rate customers in France and Spain with a DSL rate plan increased by 77 percent. In addition, T-Online has laid the groundwork for the establishment of its own, fully IP-based network in France and Spain. This allows the company to offer customers Internet access, entertainment and broadband communication services with high bandwidth and the requisite quality. T-Online’s own networks are also providing the foundation in these two markets for the planned triple-play offerings with a TV component.

One prerequisite for benefiting from the positive development of the broadband market is the ongoing expansion of online content. In 2005, T-Online launched Gamesload, its third digital sales platform for entertainment content on the Internet after successful offers such as video on demand and Musicload.

Another important factor for the successful development of the broadband market is the merger of T-Online International AG into Deutsche Telekom AG. In the event of any delay in this merger, planned synergies cannot be leveraged. For example, it will not be possible to optimally meet the growing demand on the market for a portfolio with fully integrated products, consisting in particular of fixed-network telephony and Internet, potentially supplemented by media content (triple play). This situation, coupled with the multiple contractual relationships and contacts, makes it more difficult to attract and retain customers.

Mobile Communications remains the key growth driver.  In 2005, the Mobile Communications business area was the Group’s key growth driver. The T-Mobile group substantially increased both its revenue and its subscriber base.

T-Mobile USA was again the most successful T-Mobile company with 4.4 million net additions. This meant that, during the course of the year, the number of T-Mobile USA customers exceeded 20 million. All in all, T-Mobile USA had a customer base of 21.7 million at year-end. In 2005, T-Mobile Deutschland recorded 2.1 million net additions, increasing its customer base to a total of 29.5 million. This was driven in particular by its focused subscriber acquisition strategy: For example, one success story was the marketing of calling plans with packages of inclusive minutes (Relax calling plans). In the United Kingdom, T-Mobile UK (including Virgin Mobile) recorded around 1.4 million net additions. Customer numbers at T-Mobile Czech Republic and T-Mobile Netherlands developed satisfactorily in 2005, and in Austria they increased slightly despite intense competition. Cumulatively, the major Eastern European mobile communication companies in Hungary, Slovakia, Croatia, and Macedonia recorded appreciable growth of 0.8 million to a total of 9.0 million mobile customers. The Montenegrin subsidiary MONET, which was consolidated for the first time in the 2005 financial year, reported around 0.2 million mobile customers by the end of the year.

Furthermore, T-Mobile Austria entered into an agreement in the fourth quarter with Western Wireless International Austria Corporation, Little Rock, United States, to acquire full control of the Austrian mobile communications operator tele.ring Telekom Service GmbH, Vienna. This transaction is subject to approval by the Austrian telecommunications regulator and the European Commission.

(1)          Since March 1, 2005 T-Com has been offering a highly simplified calling plan portfolio with four rate variants (Call Plus, Call Time, XXL and XXL Freetime) and two optional calling plans (XXL Local und CountrySelect) that can be added to these variants. Since March 1, 2005, the following service features have been included as standard with all lines with Call Plus, Call Time, XXL or XXL Freetime: calling line identification, call waiting, call completion on busy, consultation call, switching between lines, three-way conferencing, call forwarding and calling line identification restriction. In the case of Call Plus/T-Net, however, the service has only included the T-Net Box since August 1, 2005. Furthermore, exact to-the-minute billing is now available for all calling plans that are currently offered, including those for City calls.

(2)          Ratio of call minutes realized on T-Com’s own lines to the total number of minutes in T-Com’s network.

(3)          Ratio of calling plans to the total number of narrowband lines.

Business Customers strategic business area increases the level of new orders despite difficult market environment. The Business Customers strategic business area, under the T-Systems brand name, stabilized its business despite continued pressure on margins and dynamic structural changes in its market environment. In 2005, T-Systems increased its level of new orders by 3 percent to EUR 13.6 billion. This business development clearly reflects the success of the Focus on Growth program, which is enabling T-Systems to further strengthen its customer relationships and tap new growth potential.

As a result, T-Systems Enterprise Services was able to gain new key accounts on the back of large-scale contracts, including the logistics company DHL, the tour operator Thomas Cook, and the IT service providers for the Sparkasse financial group. As well as the significant volumes involved, transactions of this size are characterized by the establishment of a long-term partnership between the customer and T-Systems. Successful expansion was also recorded in the business process outsourcing area, in which T-Systems takes over entire business processes from the customer and provides end-to-end support.

In the Business Services unit, the strategic focus centered around the reacquisition and expansion of market share in the area of telecommunications services for large and medium-sized enterprises. The unit is also working on expanding its IT services. Significant growth was recorded in the unit’s IT business, compensating for the downturn in voice and network services.

At the end of 2005, T-Systems entered into an agreement with Volkswagen AG to buy its global IT arm gedas AG, thus also securing a master agreement with the VW Group for IT services valued at EUR 2.5 billion over seven years. The purchase has yet to be approved by the anti-trust authorities.

Group organization.

Realignment toward three strategic business areas completed // 62.51 percent of shares in free float // Judicial release proceedings for the merger of T-Online International AG into Deutsche Telekom not yet finalized and legally binding

Deutsche Telekom is an integrated telecommunications provider. The Group offers its customers worldwide a comprehensive portfolio of state-of-the-art services in the areas of telecommunications and IT. Since 2005, the Group has realigned its structures and processes toward the three main growth sectors of the industry: Broadband/Fixed Network, Mobile Communications, and Business Customers.

Organizational structure and business activities.  Since early 2005, the realignment toward the three strategic business areas – Broadband/Fixed Network, Mobile Communications, and Business Customers – has superseded the previous structure with the T-Com, T-Mobile, T-Systems and T-Online divisions.

This strategic realignment resulted in changes within the Group and transfers between the individual business areas. Small and medium-sized enterprises (SMEs), for example, have been transferred from the former T-Com division to the new Business Customers strategic business area. The planning, roll-out, and operation of the service platform for SMEs will also be managed by T-Systems Business Services. The Eastern European mobile communications subsidiaries, which were previously assigned to the T-Com division, have been reported under the Mobile Communications strategic business area since 2005. The concentration of the entire national and international wholesale business at T-Com results in the transfer of the transport platforms (Global Networks) and the international carrier business (International Carrier Sales & Solutions) business from the former T-Systems division to the new Broadband/Fixed Network strategic business area, which consists of T-Online and T-Com. The Billing & Collection unit, which is primarily responsible for billing and receivables management services, has been transferred from Group Headquarters & Shared Services to Business Customers.

The Broadband/Fixed Network strategic business area, consisting of the T-Com and T-Online business units, offers consumers and smaller business customers traditional fixed-network services with state-of-the-art infrastructures, broadband Internet access, and customer-oriented multimedia services based on attractive Internet content. The business area also conducts wholesale business (including resale, i.e., the sale of DSL products to other providers and local loop operators), business with national and international network operators (carrier services business), and provides upstream services for Deutsche Telekom’s other strategic business areas.

In this business area, T-Com is responsible for supporting consumers and smaller business customers with state-of-the-art telecommunications services. The business unit also performs wholesale business (including resale) and provides wholesale services to Deutsche Telekom’s other business areas. The bundling of the entire national and international wholesale business at T-Com resulted in the transfer of the technical platforms and the international carrier business from the former T-Systems division to the new Broadband/Fixed Network business area at the start of 2005.

Magyar Telekom, formerly MATÁV, Magyar Távközlési (Hungary), including its subsidiaries MakTel and Telekom Montenegro (fully consolidated since the first quarter of 2005), as well as T-Hrvatski Telekom (Croatia) and Slovak Telecom (Slovakia) have also given T-Com a foothold in the fixed-network market in Central and Eastern Europe.

As an Internet service provider, T-Online offers its customers a combination of Internet access and additional services.

Since January 31, 2005 the Broadband/Fixed Network strategic business area has focused on the marketing of T-Online’s DSL full-service packages. T-Online has since been marketing full-service packages in Germany comprising a DSL line, Internet access, and hardware components, thus giving its customers low-cost, high-quality access to the Internet across a wide range of bandwidths, types of access, and terminal equipment. In addition to basic Internet access, T-Online offers its customers a variety of additional services, including e-mail, online banking, DSL telephony, or digital entertainment such as video on demand or Musicload, the music download service. Musicload is the market leader in Germany. More than 15.5 million titles were downloaded in 2005 alone.

Given the increasing spread of broadband access, T-Online is further expanding its product portfolio in the form of combined products, thus linking fast Internet access with attractive communication and digital entertainment services. T-Online’s strategic objective is to present its customers with attractive packages comprising Internet access, communication and entertainment services (triple play). T-Online already offers Internet access combined with voice telephony over DSL (voice over IP) as a so-called double-play offering. The introduction of digital entertainment services such as TV over DSL, in particular, is crucial for the implementation of a full triple-play package.

T-Online is also present in the French, Spanish, Portuguese, Austrian, and Swiss markets through its subsidiaries in these countries.

The Mobile Communications strategic business area bundles all activities of T-Mobile International AG & Co. KG. This business area is now represented in almost all markets by the uniform T-Mobile brand. T-Mobile is represented by its national companies in Germany, the United Kingdom, Austria, the Czech Republic, the Netherlands, and the United States. It also has a minority interest in a Polish company. As a result of the strategic realignment, Deutsche Telekom’s mobile communications subsidiaries in Hungary, Slovakia, Croatia, Macedonia, and Montenegro have been assigned to the Mobile Communications strategic business area since January 1, 2005. All companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware, such as mobile phones and other terminal devices, in connection with the offered services. They are sold to consumers, business customers, and resellers – and in some cases also to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 small and medium-sized business customers. The bundling of support for business customers means that since 2005 SMEs – which were previously allocated to T-Com – are now also served by the Business Customers strategic business area. The planning, roll-out, and operation of the service platform for SMEs will also be managed by T-Systems Business Services in future.

T-Systems has been Deutsche Telekom’s business customers brand since 2005. As a solutions provider along the entire information and communication technology (ICT) value chain, T-Systems offers its customers products and services from a single source. The T-Systems services portfolio extends from the management of the ICT infrastructure, from the provision of process-related applications, down to outsourcing of complete business processes such as billing or payroll accounting. With its large customer base, T-Systems focuses on the global banking and insurance (finance), manufacturing, public authorities, telecommunications, media & utilities, and services sectors. Its extensive expertise in these sectors allows T-Systems to offer its customers the right balance of tailored and standardized services, thereby generating flexibility benefits in terms of quality, time, and cost. T-Systems is represented in over 20 countries by subsidiaries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

In addition to the three strategic business areas, the organizational structure also includes Group Headquarters & Shared Services, which comprises all Group units and subsidiaries that cannot be allocated directly to any of the strategic business areas. Group Headquarters is responsible for strategic management functions across the business areas. All other operating functions not directly related to the strategic business areas’ core business are the responsibility of the so-called shared services, which include real estate services, DeTeFleetServices GmbH (DeTeFleetServices), the full-service provider of fleet management and mobility services, and Vivento. The main Shared Services subsidiaries include DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, GmG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleet Services GmbH, Vivento Customer Services GmbH, and Vivento Technical Services GmbH. Since 2005, the former shared service Billing & Collection has been managed as part of the Business Customers strategic business area under the T-Systems brand name.

Legal structure of the Deutsche Telekom Group.  Deutsche Telekom AG, Bonn, is the parent of the Deutsche Telekom Group and also its largest operating company. Its shares are traded on several stock exchanges, including Frankfurt, New York, and Tokyo. At December 31, 2005, 62.51 percent of the shares were in free float (2004: 61.97 percent), 15.40 percent were held by the Federal Republic of Germany (2004: 22.74 percent), and 22.09 percentwere held by KfW Bankengruppe (2004: 15.29 percent). Accordingly, the shareholding attributable to the Federal Republic amounted to 37.49 percent (2004: 38.03 percent).

The change in shareholdings compared with the previous year relates to the fact that, firstly, the interest held by KfW Bankengruppe initially fell by around 0.53 percentage points when warrants were exercised in April 2005 in connection with the convertible bond the banking group issued in 2003. Secondly, in July 2005 KfW Bankengruppe acquired around 7.33 percent of the shares in Deutsche Telekom AG held by the Federal Republic under an additional holding arrangement.

The principal subsidiaries and associates of Deutsche Telekom AG whose revenues, together with those of Deutsche Telekom AG, account for more than 90 percent of the Group, are listed in the notes to the consolidated financial statements (“Summary of accounting policies” section, paragraph on the “Consolidated group”). In addition to Deutsche Telekom AG, 69 German and 281 foreign subsidiaries are fully consolidated in Deutsche Telekom’s consolidated financial statements (2004: 73 and 272). 22 associates (2004: 28) and two joint ventures (2004: 4) are also included using the equity method.

Deutsche Telekom bought and sold several companies in 2005: In the first quarter of 2005, Magyar Telekom acquired a majority interest in the Telekom Montenegro group. T-Systems DSS (Business Customers business area) was sold in the second quarter of 2005. In the Broadband/Fixed Network business area, the Spanish company Albura was fully consolidated in the third quarter and merged into T-Online’s Spanish subsidiary Ya.com in December 2005. In addition, the remaining interest in the Russian mobile communications company MTS was sold in September 2005.

Furthermore, T-Mobile Austria entered into an agreement in the fourth quarter with Western Wireless International Austria Corporation, Little Rock, United States, to acquire full control of the Austrian mobile communications operator tele.ring Telekom Service GmbH, Vienna. This transaction is subject to approval by the Austrian telecommunications regulator and the European Commission. The company was not consolidated in the reporting year.

At the end of 2005, T-Systems entered into an agreement with Volkswagen AG to buy its global IT arm gedas AG, thus also securing a master agreement with the VW Group for IT services valued at EUR 2.5 billion over seven years. The purchase has yet to be approved by the anti-trust authorities. The company was not consolidated in the reporting year.

In 2005, Deutsche Telekom AG also sold 25.9 percent of its interest in Sireo Real Estate Asset Management GmbH to Corpus Immobiliengruppe GmbH & Co. KG. The sale has yet to be approved by the anti-trust authorities. Up to now, Deutsche Telekom AG has held 51 percent of the interest in Sireo Real Estate Asset Management GmbH. Co-shareholders each holding 24.5 percent are Morgan Stanley Bank AG and Corpus Immobiliengruppe GmbH & Co. KG. The company was fully consolidated in the reporting year.

The shareholders’ meeting of T-Online International AG on April 29, 2005 approved the agreement signed with Deutsche Telekom on March 8, 2005 on the merger of T-Online into Deutsche Telekom. Due to lawsuits filed by several T-Online shareholders against the legality of this approval, the merger can be entered in the commercial registers of the two companies, and therefore completed, as soon as the responsible court issues a legally binding ruling in so-called judicial release proceedings that the lawsuits do not stand in the way of the recording of the merger in the commercial registers (releaseruling), or the lawsuits are dismissed or dropped. The Frankfurt/Main Higher Regional Court, as the court of second instance, issued a release decision in February 2006. This decision is not yet final and legally binding, however. Under the provisions of the merger agreement, the merger cannot be entered into the commercial register and thus become effective, once a legally bindingrelease ruling has been issued, until after this year’s shareholders’ meetings of T-Online and Deutsche Telekom.

Management and supervision.  The management and supervisory structures, as well as the compensation system for the Board of Management and the Supervisory Board, follow the statutory framework and are aligned toward the long-term performance of the Group. In particular, they comply with the recommendations of the German Corporate Governance Code.

The Deutsche Telekom Group’s strategic realignment led to a reassignment of responsibilities in the Board of Management. Three areas of responsibility – Broadband/Fixed Network, Mobile Communications, and Business Customers – were defined for the management of the Company’s business operations. Furthermore, three Board departments remain in charge of centralized functions: the Chairman of the Board of Management, Finance, and Human Resources. The Supervisory Board of Deutsche Telekom oversees the management of business by the Board of Management and advises the Board. It consists of twenty members: ten representatives of the shareholders and ten of the employees.

The six members of the Board of Management are entitled to fixed and annual variable remuneration, as well as long-term variable remuneration components (Mid-Term Incentive Plan). Total remuneration is gererally 2/3 variable and 1/3 fixed. The annual variable remuneration is calculated based on the level of achievement of the targets assigned to each member of the Board of Management by the General Committee of the Supervisory Board before the beginning of each financial year.

The members of the Supervisory Board receive fixed annual compensation, plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share. The compensation of the members of the Board of Management and the Supervisory Board is reported individually in the notes to the consolidated financial statements under Note (44) “Compensation of the Board of Management and the Supervisory Board,” broken down by the various components.

Group strategy and Group management.

The Group enters a new growth and value enhancement phase // Defense of core business, expansion of new business, and leveraging of economies of scale // Excellence Program set up for 2005 to 2007 // Value-oriented management of the Group

Group strategy.  The debt clearance and restructuring phase initiated at the beginning of 2002 was successfully concluded in 2005, enabling the Group to further reduce its net debt and complete its realignment toward the three strategic business areas Broadband/Fixed Network, Mobile Communications, and Business Customers. In 2005, Deutsche Telekom was the unchallenged leader of all integrated telecommunications companies in Europe in terms of net revenue.

The telecommunications market is characterized by growth potential, in particular in the areas of broadband and mobile communications for voice and data applications, increased convergence of what used to be separate markets and technologies, and economic benefits of economies of scale. One of the driving forces behind this successful development is the Internet protocol (IP) – a technology that is used to send and receive data in high-performance broadband networks. Besides the growth potential, the market environment is dominated by price pressure and the entry of new competitors in the fixed network and in mobile communications. The increased use of mobile communications may result in a further decline in the number of call minutes in the fixed network and in intensified competition in the access business.

Against this background, Deutsche Telekom is entering a new growth and value enhancement phase in 2006. Its strategic goal reads: “We are shaping the information and telecommunications sector as Europe’s largest integrated telecommunications company and the leading service provider in the industry.”

Based on organic business development, these fundamental objectives will be pursued with ten strategic measures:

Defense of the fixed-network core business through strategic pricing measures, e.g., in the form of bundled products and segment-specific customer retention campaigns.

Conquer the home in the broadband business through mass market penetration with DSL, e.g., also VDSL in combination with fiber-optic networks. The Group aims to launch customer-oriented double and triple-play offerings, i.e., combinations of voice, broadband Internet access and TV-based entertainment services.

Expansion of the wireless communications core business as a leading service provider by offering customer-oriented solutions with attractive and simple calling plans.

Expansion of mobile data services by becoming the leader in mobile broadband and introducing the mobile Internet, e.g., with “web’n’walk.”

Convergence by developing integrated fixed-network/mobile communications packages such as T-Mobile@home and the DualPhone solution, as well as IP-based services and services that can be used with different technologies (multi-access IP), e.g., video on demand and voice over IP.

Reinforcement of the telecommunications core business with both SMEs and multinational corporations through strategic pricing measures, cross-sellingand up-selling, mobile business solutions, and operational excellence.

Growth with ICT solutions, e.g., through growth in the IT outsourcing core business by increasing Deutsche Telekom’s share in its existing customers’ budget (share of wallet) and by winning additional large-scale contracts.

Customer relationship management on the basis of a customer database for all of T-Com’s and T-Mobile’s customers.

Operational excellence for leveraging cost efficiencies. The Group’s purchasing volume for goods and services in 2005, for example, amounted to around EUR 19.9 billion. Significant additional synergy potential can be tapped by harmonizing and standardizing products and services and bundling demands throughout the Group.

Culture change and human resources development in particular at the customer interface to improve the quality of service.

The ten strategic measures as a ten-point program are being systematically implemented through the Excellence Program that was launched at the beginning of 2005. In future, these will also be implemented as part of the growth programs in the three strategic business areas, Group-wide initiatives, and a fundamental transformation of the corporate culture. The initiatives of the strategic business areas will form the core of the Excellence Program.

To fully implement its strategic “Conquer the home” initiative, Deutsche Telekom will not be able to offer a fully integrated triple-play product on the basis of a single contractual relationship before the merger of T-Online into Deutsche Telekom takes effect. For this reason, and to leverage further synergies, T-Online and Deutsche Telekom are looking to complete the merger as soon as possible. Both companies assume that the highly competitive broadband market is more difficult to develop at present, e.g., because of the greater coordination involved, than it will be following a merger.

Group management.  The financial management of the Group is performed using an integrated system of key figures based on a small number of closely related key performance indicators (KPIs). These performance indicators define the delicate balance of growth, profitability and financial security in which the Group moves when following its primary goal of profitable growth:

(a)          The “relative debt” indicator is the ratio of net debt to EBITDA adjusted for special factors; for detailed information, please refer to the “Development of business in 2005” section.

(b)         The “gearing” indicator is the ratio of net debt to equity; for detailed information, please refer to the “Development of business in 2005” section.

(c)          Corresponds to EBITDA adjusted for special factors; for detailed information, please refer to the “Development of business in 2005” section.

Revenue growth forms the basis for almost every company’s income statement and reflects the concept of substantive growth. A further KPI is EBITDA, which corresponds to profit/loss from operations excluding depreciation, amortization, and impairment losses. The Group uses EBITDA growth to measure its short-term operational performance and the success of its individual operations. In addition to EBITDA, the Group uses the EBITDA margin – the ratio of EBITDA to revenue – as a performance indicator. This relative indicator enables a comparison of the earnings performance of profit-oriented units of different sizes.

The Group’s focus on financial security ensures that it will continue to be able to repay its debt and remain financially sound in the future. Financial security is primarily measured using the “gearing” and “relative debt” KPIs. One component of the indicators is net debt, which Deutsche Telekom uses as an important indicator for investors, analysts, and rating agencies.

To measure the profitability of business development, the Group uses the return on capital employed as a relative indicator and economic value added (EVA®) as an indicator of value creation.

The return on capital employed shows the result obtained in relation to the assets employed in achieving that result. The return on capital employed (ROCE) is calculated using the ratio of profit from operations after depreciation, amortization and impairment losses and taxes (i.e., net operating profit after taxes, or NOPAT) to the average value of the assets that need to be tied up for this in the course of the year (i.e., net operating assets, or NOA).

Deutsche Telekom’s goal is to exceed the return targets imposed on it by lenders and equity suppliers on the basis of capital market requirements (superior shareholder return). Return targets are measured using the weighted average cost of capital (WACC). The cost of equity is the return that an investor expects on an investment in the capital market with equivalent risk. The cost of debt is calculated on the basis of the Group’s financing terms on the debt market, taking into account that interest on borrowed capital is tax-deductible.

The Group uses EVA® as its key indicator of value creation to measure the absolute contributions made by the operational units to the value of the Group. In general, it is also the main benchmark for focusing all operational measures on superior value.

The main elements are:

•                  Value-oriented growth in the strategic business areas that promise an appropriate return on capital employed: Each investment must generate a return that corresponds at least to the WACC. In addition, the business portfolio is optimized by focusing on the business areas that are expected to generate the highest returns in the medium term.

•                  Optimization of ongoing business activities: A continuous search for significant gaps and potential with the aim of improving the value contribution of existing units and optimizing the tying up of capital.

In this way, all activities are focused on superior value. Value-oriented management thus implements the Group’s commitment to growth in value-creating business areas down to the level of the operational units.

The economic environment.

The global economy is growing at a high level // Mobile communications continues to drive growth in the telecommunications market // The broadband market is turning the Internet into a mass medium

Gross domestic product

Changes over prior-year period in real terms (%)

Global economic development. The global economy continued to grow at a rapid pace, although the rate of expansion declined slightly over the past year. Economic stimuli came from both expansionary monetary policy and positive corporate earnings as well as the resulting increase in capital expenditure, although high oil prices in particular offset these developments to an extent. The United States was again one of the fastest growing regions, with a consistently high level of consumer and investment demand. By contrast, economic momentum in the euro zone was sluggish. Although interest rates remained very low, rising oil prices curbed private consumption and corporate investment. The new European Union member states again expanded at a stronger pace than the euro zone, but here, too, economic momentum slowed somewhat as domestic demand and exports declined. Economic expansion also slowed in the United Kingdom, where interest rate hikes cut consumer spending.

According to estimates by the Institut für Weltwirtschaft (Institute for the World Economy), the United States substantially increased its real gross domestic product (the value of all products and services generated within a country) by 3.6 percent. By contrast, growth in the United Kingdom and the euro zone economies was weaker, at 1.6 percent and 1.3 percent respectively. Expansion in the new European Union member states remained high, at 4.2 percent.

Real GDP growth in Germany was estimated at only 0.9 percent in 2005. Growth was primarily driven by export demand, while the lack of domestic stimuli remained a key problem. One reason for this was the high oil price, which impacted real disposable income and in turn consumer demand. In addition, the labor market was again very strained.

Telecommunications market. Since the German telecommunications sector was fully deregulated at the beginning of 1998, Deutsche Telekom has had to cope with increasingly intense competition. The battle for customers initially focused on call minutes, but now also encompasses access charges. Among the primary forces driving this process is the fact that traditional fixed network telephony is increasingly being substituted by mobile communications and that competition from telecommunications companies – local loop operators, for instance – is increasing.

Technological progress focused primarily on the digitization of the telecommunications networks and broadband transmission. As a result, it is possible to transport larger and larger data volumes in less time. This, in turn, has eliminated the separation between industries and business models that were successful as distinct industries and models and caused applications to begin converging. The existing structures of the telecommunications and IT industries are changing radically. More and more, new and established technologies are colliding. Sometimes they complement each other; other times the old technologies are superseded by the new ones. One of the driving forces behind this successful development is the Internet protocol (IP) – a technology that is used to send and receive data in high-performance broadband networks. New technologies – WLAN, for example – are also becoming established for wireless data transfer.

Technical development and the resulting product overlap are also leading to growing demand for integrated, single-source products that are designed to be fully compatible with one another. One example is the combination of Internet access and voice telephony as a double-play package that can be expanded into a triple-play package by adding entertainment elements.

Against the background of overall weak economic growth, the communication sector remains one of the key drivers of the German economy as a whole. According to the activity report published by the Federal Network Agency, total industry revenue amounted to EUR 68.3 billion in 2005, up by around 2.2 percent on the previous year. The positive growth was driven in particular by the spread and usage of mobile communications, as well as Internet use and the increase in broadband access.

Broadband/fixed-network market.  In the past four years, Deutsche Telekom has developed broadband communications in Germany into a mass market. The focus is on aligning the business with two fundamental trends in the European Internet market: the growing significance of broadband technology and the related expansion of user options as well as the further personalization and tailoring of products and services to meet customer needs. In future, the Group will offer its customers an even broader portfolio of information, communication and entertainment services, which will be delivered directly to homes via broadband technology. The products and services offered will range from personalized Internet packages to film and television. Voice over IP (VoIP) services were increasingly offered in 2005 for the first time. In principle, VoIP services can compete with traditional voice telephony both in the access business and on the various call markets. With regard to the access business, there are few offerings at present. VoIP services have greater competitive potential on the call markets in the short term, however.

Overall, competition in the German fixed network has further intensified for Deutsche Telekom. In addition to increasing competition – on the basis of leased subscriber lines or the companies’ own infrastructure – from city network operators, some of which, like Hansenet (a subsidiary of Telecom Italia), are owned by large European telecommunications companies, the impact of fixed-mobile substitution will grow, in part because of the increased market entry of mobile virtual network operators (MVNOs), i.e., companies with aggressive pricing policies that buy network services and market them independently to third parties.

According to the Federal Network Agency, competitors increased their fixed-network call minutes to a total of 442 million minutes per day (49.3 percent), with Deutsche Telekom’s share of 455 million minutes per day (50.7 percent) decreasing further. Overall, the total volume of calls is falling on the back of the increasing shift in Internet call minutes to DSL. For local calls, competitors were able to increase their market share – measured by call minutes – by ten percentage points to 42 percent. Following recent developments, since the end of November 2005 (November 22, 2005) Deutsche Telekom is no longer considered as holding a monopoly in the area of international calls, with the result that – subject to approval by the European Commission – it will no longer be subject to regulation in this area. This is due to the decline in Deutsche Telekom’s market shares.

Competition in the fixed-network segment in Central and Eastern Europe also increased. The growing number of market players offering call-by-call and, more recently, preselection services to consumers stiffened competition, especially in Hungary, which also experienced substitution by mobile communications. Increased fixed-to-mobile substitution also affected the market in Slovakia. Competition in Croatia is expected to increase through the award of additional fixed-network licenses.

The dynamic growth of the market for DSL broadband lines continued unabated in 2005. The highly intense competition was dominated by drastic price reductions, increasing bandwidths, and competitors offering bundled services.

Based on estimates in the activity report published by the Federal Network Agency, there would be around 10.4 million DSL broadband lines in Germany at the end of 2005, corresponding to market growth in excess of 50 percent. This means that almost one in four households in Germany would have a DSL line. The reasons for this rapid growth are the sharp drop in the prices for ISP flat rate options, bundled services, and the launch of new innovative products. Under the current conditions, competitors recorded higher growth in customer numbers than Broadband/Fixed Network, which led to a loss in market share for this strategic business area. It can be assumed that the bundling of telephone and broadband lines and Internet access services will have a sustained impact on the competitive situation.

Including DSL resale lines, around three-quarters of DSL customers in Germany use DSL lines on the basis of Deutsche Telekom’s infrastructure. The main competitive products are provided using Deutsche Telekom’s subscriber lines for competitors.

Broadband remained the key growth driver also in the European online markets. According to estimates by Jupiter Research, the total number of users in Western Europe who access the Internet from home, work, or elsewhere increased from approximately 173 million in 2004 to approximately 189 million in 2005. This represents growth of around 9 percent. This means that, overall, approximately 48 percent of the Western European population already have access to the Internet. In Western Europe, the proportion of households with broadband Internet access rose from 21 percent in 2004 to 28 percent in 2005. Meanwhile, more than half of all households with Internet access use a broadband line. The increase in the number of broadband households is accompanied by the growing use of data-intensive applications allowing entertainment programs such as films, music, and games to be accessed online. At the same time, the trend toward digitizing content – including entertainment programs, photos, and information – is also stimulating demand for broadband Internet access.

Growth on the German Internet market accelerated once again in 2005. The high intensity of competition in the broadband segment was characterized by dramatic price cuts, higher bandwidths, and Internet telephony services. In addition to other Internet service providers, competition was heightened in particular by local loop operators using their own network infrastructure. Nevertheless, T-Online continued to position itself successfully as a high-quality provider in the past financial year and, with 4.5 million DSL rate customers as of December 31, 2005 expanded its strong position on the fiercely contested broadband market. This means that T-Online attracted over 1.2 million DSL rate customers in 2005, bringing its total number of rate customers with a billing relationship in Europe to more than 14 million.

Besides the German market, T-Online is also represented in other European countries via its subsidiaries, providing Internet access in France and Spain.

The French market in particular is characterized by strong investment by market participants in the expansion of telecommunications networks and in customer acquisition, as well as by fierce price competition. T-Online’s French subsidiary, T-Online France (Club Internet), pursues an aggressive approach to pricing and offers innovative products using its own IP-based network, with an increasing focus on quality of service as a means of differentiating itself from its competitors. With this strategy, T-Online succeeded in outperforming the French market as a whole in terms of growth in the past year, thus gaining additional market share in a highly dynamic and fast-growing environment.

In Spain, too, the consolidation of the broadband market continued in the past year. The cable operator Auna was acquired by another cable operator, Ono, while the local DSL provider Comunitel was taken over by the Scandinavian company Tele2. T-Online acquired the network operator Albura in 2005. Now that it has its own network, T-Online is also able to set itself apart from its Spanish competitors in terms of pricing and products via its subsidiary Ya.com. The new acquisition, Albura, which was merged into Ya.com at the end of 2005, is the third-largest network operator on the Spanish market behind the telecommunications company Telefónica and the France Telecom unit Wanadoo. The acquisition allowed the Company to reinforce and expand the market position of its Spanish subsidiary Ya.com in the past financial year.

102,000 new DSL rate customers were won in France and Spain in the fourth quarter of 2005 alone. In 2005, Deutsche Telekom’s international operations thus registered an increase of 276,000 DSL rate customers.

Mobile communications market.  The global mobile communications market also developed strongly in 2005. Although growth tailed off slightly in the largely saturated markets of Western Europe, the United States and Eastern Europe continued to record strong growth in net additions and revenue. There was further consolidation among the providers on the market.

The mobile communications market is characterized by three competing groups of providers: network operators, resellers, and companies that buy network services and market them independently to third parties (MVNOs). A precondition for operating mobile communication networks, and hence for offering mobile communication services, is a frequency spectrum license that is awarded by the government. Whereas these are normally awarded by the national authorities in Europe, there is a large number of license areas in the United States, even down to the level of the individual states. The number of licenses awarded limits the number of network operators in each market, subjecting mobile communications to a range of regulatory regimes, including price regulation. The award of licenses, the prices of the licenses, and regulation are significant factors influencing the mobile communications business.

Until 2004, the competitive landscape in the United States consisted of one extremely large mobile network operator (Verizon Wireless) and five substantially smaller providers of equal size. Recent market consolidation has dramatically changed this picture.    T-Mobile now competes with three major national providers – Verizon, Cingular/AT&T Wireless, and Sprint/Nextel – each of which has a significantly larger national customer base and, overall, a larger frequency spectrum. The opportunities for T-Mobile USA to further expand its network coverage and capacity in future depend on whether it can acquire additional spectrum (frequency range) licenses.

In most European markets, the intense competition in terms of price, contract options, applications, network coverage, and quality of service continues unabated. As the European markets become ever more saturated, the main focus of competition has shifted from customer acquisition toward customer retention, with the spotlight on the quality and value of existing customers. In addition, the introduction of Europe-wide services has accelerated competition on the European mobile communications market.

Despite this increasingly difficult market environment, T-Mobile USA continued to record above-average growth in 2005 and was able to further expand its market share. In Germany, T-Mobile again increased the number of net additions compared with the previous year. In the fiercely contested UK market, T-Mobile UK recorded a loss of market shares in terms of revenue. T-Mobile remains the largest mobile communications company on the Central and Eastern European markets in terms of customer numbers.

Business customer market. Developments on the business customer market for information and communication technologies are closely linked to the macroeconomic environment and the regional economic situation. Together with price reductions and longer sales cycles, the current economic climate in the ICT market resulted in severe competition in 2005. One consequence of this was the further consolidation of the market, which currently consists of a handful of large IT and telecommunications providers and a rising number of fast-growing smaller providers.

In this market environment, in terms of total revenue T-Systems recorded pleasing results in Germany and Western Europe.               T-Systems is the German market leader in the IT and telecommunications segment. In Western Europe, T-Systems is one of the top five providers of IT services, together with IBM Global Services, EDS, HP Services, and Accenture. In the area of telecommunications services, T-Systems, BT Global Services, France Telecom/Equant, and Telefónica are the top four providers. Globally, T-Systems is one of the top 20 IT and telecommunications providers in terms of total revenue.

Regulatory influence on Deutsche Telekom’s business.  Deutsche Telekom’s business activities are strongly affected by regulation, combined with extensive powers of government agencies to intervene in product design and pricing. The German Telecommunications Act (Telekommunikationsgesetz – TKG), which was amended in 2004, stipulates far-reaching regulation for many areas of telecommunications services, and will also form the basis for additional new regulations in 2006 such as extended customer protection.

Under the amended TKG, the Federal Network Agency can impose obligations on companies that have significant power on individual markets regarding the services they offer on those markets. For example, a company may be obliged to offer certain upstream products, the prices of which are subject to the prior approval of the Federal Network Agency. Regulation therefore substantially encroaches on the entrepreneurial freedom of that company.

In applying the new TKG, the Federal Network Agency has not shown any tendency so far to reduce the number of regulated markets. Apart from isolated instances, existing regulatory regimes are maintained and even extended to new or emerging services and markets that were previously unregulated. For example, the innovative voice over IP service has now been included in the regulated voice telephony markets. Similarly, VDSL lines have generally been allocated to the broadband wholesale services segment (a regulated market), although development of this technology at Deutsche Telekom is still in the pilot phase. The extent to which the expansion of regulated markets will affect Deutsche Telekom’s obligations cannot be fully estimated at present, as not all markets have yet been analyzed and only a few regulatory orders have been issued.

Deutsche Telekom is not only subject to regulation in Germany; some of its subsidiaries abroad also have to comply with local regulations. For the fixed network, this applies in particular to subsidiaries in Hungary, Slovakia, and Croatia. In mobile communications, subsidiaries in the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Croatia, and Slovakia are subject to regulation.

Development of business in 2005.

Customer growth generates significant increase in revenue // Group records continued profitable growth // Strategic business areas continue on successful course // Increase in investment and further reduction of net debt // All of the major rating agencies have given Deutsche Telekom a single A rating

Earnings situation of the Group. In 2005, Deutsche Telekom’s net revenue rose by EUR 2.3 billion compared with the previous year to EUR 59.6 billion. This corresponds to an increase of 3.9 percent. Changes to the composition of the group had a favorable impact on net revenue growth of approximately EUR 0.4 billion, as did currency translation effects of EUR 0.1 billion, in particular from the translation of U.S. dollars.

The main contributor to net revenue – and also to revenue growth – was once again the Mobile Communications strategic business area. By contrast, Broadband/Fixed Network and Business Customers registered declining revenues.

The proportion of international revenue continued to increase, rising year-on-year by around three percentage points to 42.6 percent. The key factor underlying this trend is the sustained positive business development at T-Mobile USA.

Contribution of the strategic business areas to net revenue

		Proportion		Proportion
		of net		of net
		revenue		revenue
	2005	of the	2004	of the	Change		2003
	billions	Group	billions	Group	billions	Change	billions
	of €	%*	of €	%*	of €	%*	of €

Net revenue	59.6	100.0	57.3	100.0	2.3	3.9	55.6
Broadband/Fixed Network	21.7	36.4	22.4	39.0	(0.7)	(3.0)	23.2
Mobile Communications	28.5	47.9	25.4	44.4	3.1	12.1	22.9
Business Customers	9.1	15.2	9.2	16.1	(0.1)	(2.0)	9.3
Group Headquarters & Shared Services	0.3	0.5	0.3	0.5	0.0	9.2	0.2

* Calculated and rounded on the basis of millions for the purpose of greater precision.

Development of revenue by geographic area

	2005	2004	Change		2003
	billions	billions	billions	Change	billions
	of €	of €	of €	%*	of €

Net revenue	59.6	57.3	2.3	3.9	55.6
Domestic	34.2	34.7	(0.5)	(1.6)	34.4
International	25.4	22.6	2.8	12.4	21.2
Proportion generated internationally (%)*	42.6	39.4			38.2
Europe (excluding Germany)	13.3	13.0	0.3	2.5	13.1
North America	11.9	9.3	2.6	27.5	7.7
Other	0.2	0.3	(0.1)	(18.9)	0.4

* Calculated and rounded on the basis of millions for the purpose of greater precision.

EBITDA for the Group increased in the reporting year by around EUR 0.7 billion or 3.7 percent to EUR 20.1 billion.

EBITDA in 2005 was impacted negatively by special factors totaling EUR 0.6 billion. This reflected the impact of offsetting effects: negative special factors, mainly expenditures of approximately EUR 1.2 billion in connection with staff-related measures, were mitigated by positive special factors, primarily EUR 0.8 billion from the reversal of provisions in connection with new arrangements for the financing of the Civil Service Health Insurance Fund. In the prior year, negative special factors of approximately EUR 0.2 billion were recognized, primarily arising from staff-related measures.

Excluding the above special factors, adjusted EBITDA improved by EUR 1.1 billion or 5.7 percent to EUR 20.7 billion, and the EBITDA margin improved by 0.6 percentage points to 34.8 percent, attributable to higher revenues and the continued overall improvement of cost structures.

At just short of EUR 10 billion, the Broadband/Fixed Network and Mobile Communications business areas provided the largest contribution to adjusted EBITDA.

Profit after income taxes increased year-on-year by EUR 4.0 billion to around EUR 6.0 billion. In addition to EBITDA, the main factors contributing to this positive development were the improvement in depreciation, amortization and impairment losses, the lower loss from financial activities and reduced income taxes.

This development was impacted by contrasting special factors. In addition to those already mentioned, the following special factors also had a significant effect in the reporting year:

While changes in the market price of mobile communications companies in the United Kingdom in 2005 (Telefónica’s takeover offer for O2) resulted in goodwill impairment losses totaling EUR 1.9 billion at T-Mobile UK, the positive earnings trend in the United States allowed a total of EUR 2.2 billion to be realized as tax income from the reversal of impairment losses on deferred tax assets related to U.S. loss carryforwards. Gains on the disposal of the remaining MTS shares in the amount of EUR 1.0 billion, which are reported under profit/loss from financial activities, also contributed to the improved results.

The principal items recorded in the prior year were goodwill impairment losses totaling EUR 2.4 billion (T-Mobile UK and Slovak Telecom), impairment losses on U.S. mobile communications licenses totaling EUR 1.3 billion and, as offsetting factors, income of EUR 1.2 billion from the sale of MTS and SES shares, as well as EUR 0.6 billion in tax effects.

Adjusted for these special factors, profit after income taxes rose by EUR 1.0 billion or 23.3 percent to EUR 5.1 billion.

Consolidated income statement and impact of special factors(a)

				2005				2004				2003
				without				without				without
		Special		special		Special		special		Special		special
billions of €	2005	factors		factors	2004	factors		factors	2003	factors		factors

Net revenue	59.6			59.6	57.3			57.3	55.6			55.6
Cost of sales	(31.9)	(0.6	)(c)	(31.3)	(31.5)	(1.3	)(k)	(30.2)	(29.5)	(0.0)		(29.5)
Gross profit	27.7	(0.6)		28.3	25.8	(1.3)		27.1	26.1	(0.0)		26.1
Selling expenses	(14.7)	(0.3	)(d)	(14.4)	(12.8)	(0.0)		(12.8)	(12.8)	(0.0)		(12.8)
General and administrative expenses	(4.2)	(0.2	)(e)	(4.0)	(4.5)	(0.2	)(l)	(4.3)	(4.6)	(0.1	)(r)	(4.5)
Other operating income	2.4	0.8	(f)	1.6	1.7	0.1	(m)	1.6	2.4	0.5	(s)	1.9
Other operating expenses	(3.6)	(2.3	)(g)	(1.3)	(3.9)	(2.5	)(n)	(1.4)	(2.8)	(1.3	)(t)	(1.5)
Profit from operations (EBIT)	7.6	(2.6)		10.2	6.3	(3.9)		10.2	8.3	(0.9)		9.2
Profit (loss) from financial activities	(1.4)	1.1	(h)	(2.5)	(2.7)	1.2	(o)	(3.9)	(4.1)	0.6	(u)	(4.7)
Profit before income taxes	6.2	(1.5)		7.7	3.6	(2.7)		6.3	4.2	(0.3)		4.5
Income taxes	(0.2)	2.4	(i)	(2.6)	(1.6)	0.6	(p)	(2.2)	(1.7)	(0.1	)(v)	(1.6)
Profit after income taxes	6.0	0.9		5.1	2.0	(2.1)		4.1	2.5	(0.4)		2.9
Profit attributable to minority interests	0.4	(0.0)		0.4	0.4	0.0		0.4	0.4	(0.1)		0.5
Net profit	5.6	0.9		4.7	1.6	(2.1)		3.7	2.1	(0.3)		2.4

Profit from operations (EBIT)	7.6	(2.6)		10.2	6.3	(3.9)		10.2	8.3	(0.9)		9.2
Depreciation, amortization and impairment losses	(12.5)	(2.0	)(j)	(10.5)	(13.1)	(3.7	)(q)	(9.4)	(10.3)	(1.0	)(w)	(9.3)
EBITDA	20.1	(0.6)		20.7	19.4	(0.2)		19.6	18.6	0.1		18.5
EBITDA margin (%)(b)	33.8			34.8	33.8			34.2	33.6			33.3

(a)              EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies. In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole. In the reporting period as well as the comparable prior-year period, Deutsche Telekom’s net profit/loss as well as the EBITDA of the Group and of the strategic business areas were affected by a number of special factors. Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors. The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, due to such special factors, a statement about the future development of EBITDA and net profit is only possible to a limited extent. Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted. To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

(b)             Calculated and rounded on the basis of millions for the purpose of greater precision.

Special factors in 2005:

(c)              Expenditures for staff-related measures, primarily in Broadband/Fixed Network (EUR –0.4 billion) and Business Customers (EUR –0.1 billion), as well as Group Headquarters & Shared Services (EUR –0.1 billion).

(d)             Expenditures for staff-related measures, primarily in Broadband/Fixed Network (EUR –0.2 billion) and other strategic business areas (EUR –0.1 billion).

(e)              Expenditures for staff-related measures, mainly in Broadband/Fixed Network (EUR –0.1 billion) and Business Customers (EUR –0.1 billion).

(f)                Primarily income from the reversal of provisions in connection with the Civil Service Health Insurance Fund (EUR 0.8 billion).

(g)             Goodwill impairment losses at T-Mobile UK (EUR –1.9 billion), additions to out-of-court settlement payments at Group Headquarters & Shared Services (EUR –0.1 billion) and in particular expenditures for staff-related and restructuring measures (EUR –0.3 billion).

(h)             Gains on disposal, mainly from the sale of MTS (EUR 1.0 billion; Mobile Communications) and comdirect bank (EUR 0.1 billion; Broadband/Fixed Network).

(i)               Positive tax effects from the reversal of impairment losses on deferred tax assets in connection with loss carryforwards at T-Mobile USA (EUR 2.2 billion) and from expenses for staff-related measures (EUR 0.5 billion) are offset by negative tax effects from the reversal of provisions for the Civil Service Health Insurance Fund (EUR –0.3 billion; Group Headquarters & Shared Services).

(j)               Primarily goodwill impairment losses at T-Mobile UK (EUR –1.9 billion).

Special factors in 2004:

(k)             Goodwill impairment losses on U.S. mobile communications licenses of just under EUR –1.3 billion as well as expenditures for staff-related measures of less than EUR –0.1 billion (Broadband/Fixed Network).

(l)               Expenditures for staff-related measures in Broadband/Fixed Network as well as other risks (EUR –0.1 billion in total).

(m)            Retroactive income from the sale of Virgin Mobile (EUR 0.1 billion; Mobile Communications).

(n)             Goodwill impairment losses at T-Mobile UK (EUR –2.2 billion) and Slovak Telecom (EUR –0.2 billion) as well as expenditures for staff-related measures at Broadband/Fixed Network and Group Headquarters & Shared Services (EUR –0.1 billion in total).

(o)             In particular, gain on the disposal of shares in MTS (EUR 1.0 billion; Mobile Communications) and SES (EUR 0.2 billion; Group Headquarters & Shared Services).

(p)             Tax income primarily from the above-mentioned expenditures for staff-related measures (EUR 0.1 billion) and impairment losses on U.S. mobile communications licenses (EUR 0.5 billion).

(q)             Goodwill impairment losses at T-Mobile UK (EUR –2.2 billion) and Slovak Telecom (EUR –0.2 billion) as well as impairment losses on U.S. mobile communications licenses (EUR –1.3 billion).

Special factors in 2003:

(r)               Restructuring expenditures at T-Hrvatski Telekom (Broadband/Fixed Network) as well as staff-related measures and expenditures in connection with the sale of the remaining cable companies (Broadband/Fixed Network).

(s)              Gains of EUR 0.4 billion on the disposal of the remaining cable companies (Broadband/Fixed Network) and EUR 0.1 billion from the disposal of the Telecash and Siris subsidiaries (Business Customers).

(t)               Goodwill impairment losses at Magyar Telekom (EUR –0.2 billion) which are allocated to the Broadband/Fixed Network and Mobile Communications business areas, as well as goodwill impairment losses at T-Mobile USA (EUR –0.8 billion). In addition, expenditures for staff-related measures (EUR –0.1 billion) and expenditures in connection with the disposal of cable companies (Broadband/ Fixed Network) and two further subsidiaries in Business Customers (EUR –0.2 billion total).

(u)             Primarily expenses for an addition to provisions for payments to the Civil Service Health Insurance Fund (EUR –0.2 billion) as well as gains on the disposal of various equity interests totaling EUR 0.8 billion.

(v)             Primarily tax income from the conversion of T-Mobile International AG into an AG & Co. KG limited partnership (EUR 0.1 billion), the reclassification of T-Mobile subsidiaries outside of Germany (EUR 0.3 billion), and an addition to provisions for payments to the Civil Service Health Insurance Fund (EUR 0.1 billion), offset by tax expense on gains on the disposal of the remaining cable companies and in connection with the lower corporate income tax loss carried forward at Deutsche Telekom AG (EUR –0.4 billion).

(w)           Goodwill impairment losses at Magyar Telekom (EUR –0.2 billion; Broadband/Fixed Network) and T-Mobile USA (EUR –0.8 billion).

Earnings development in the strategic business areas

	Broadband/Fixed Network			Mobile Communications			Business Customers			Group Headquarters & Shared Services
billions of €	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003

Net revenue	21.7	22.4	23.2	28.5	25.4	22.9	9.1	9.2	9.3	0.3	0.3	0.2
Intersegment revenue	4.3	4.6	5.1	0.9	1.1	1.4	3.8	3.8	3.6	3.2	3.2	3.1
Total revenue	26.0	27.0	28.3	29.4	26.5	24.3	12.9	13.0	12.9	3.5	3.5	3.3
Profit (loss) from operations (EBIT)	5.1	5.5	5.6	3.0	1.5	3.4	0.4	0.5	0.4	(0.8)	(1.4)	(1.2)
Depreciation, amortization and impairment losses	(4.1)	(4.4)	(4.7)	(6.7)	(7.0)	(3.8)	(0.9)	(1.0)	(1.1)	(0.9)	(0.9)	(0.8)
EBITDA	9.2	9.9	10.3	9.7	8.5	7.2	1.3	1.5	1.5	0.1	(0.5)	(0.4)
EBITDA margin (%)(a)	35.2	36.8	36.5	32.9	31.9	29.6	10.2	11.6	11.8	2.5	(15.8)	(12.1)
Special factors affecting EBITDA	(0.7)	(0.3)	(0.1)	(0.1)	0.1	—	(0.3)	(0.1)	0.0	0.4	(0.0)	0.1
EBITDA adjusted for special factors	9.9	10.2	10.4	9.8	8.4	7.2	1.6	1.6	1.5	(0.3)	(0.5)	(0.5)
EBITDA margin adjusted for special factors (%)(a)	37.9	37.6	36.7	33.2	31.7	29.6	12.3	12.6	11.5	(9.6)	(15.5)	(15.4)
Employees(b)	112,872	115,292	128,065	49,479	47,417	44,899	51,744	51,978	54,390	29,931	32,872	23,909

(a) Calculated and rounded on the basis of millions for the purpose of greater precision.

(b) Annual average.

Broadband/Fixed Network. In the 2005 financial year, the net revenue in the Broadband/Fixed Network strategic business area decreased by EUR 0.7 billion year-on-year to EUR 21.7 billion. Within this total, revenue growth at the T-Online business unit was more than offset by the decline in revenue at T-Com. In addition, the intersegment revenue of the strategic business area dropped by 6.7 percent to EUR 4.3 billion.

Net revenue at the T-Com business unit decreased by 3.5 percent to EUR 19.8 billion. This was primarily due to lower revenue in Germany, where the favorable trend in revenue from broadband lines (including DSL retail) was not enough to compensate for the drop in narrowband line and call minute revenue. This decline is attributable in particular to price effects caused by the greater number of calling plans and to declining volumes due to the loss of lines to competitors and fixed-mobile substitution. Revenue in the area of value-added services also decreased, largely as a result of the shrinking market for premium rate services and the migration of traffic from services billed online to services billed offline. By contrast, wholesale revenue increased slightly, with contributing factors including volume growth in DSL resale products and subscriber lines accompanied by price reductions driven by regulation. The positive development of interconnection calls and lines also had a favorable impact.

At EUR 2.5 billion, revenue generated by the fixed-network operations in Central and Eastern Europe in 2005 was close to the prior-year level. While local currency revenues in Croatia were largely stable, the decline in currency-adjusted revenues from the traditional fixed-network business at Magyar Telekom and Slovak Telecom could not be fully offset by growth in broadband and by the consolidation of Telekom Montenegro.

T-Com provides network and support services to other business areas/units and supplies them with fixed-network terminal equipment. In the year-on-year comparison, revenue from other business areas/units dropped by EUR 0.2 billion to EUR 4.8 billion, largely as a result of a decrease in prices and volumes and the transfer of parts of the value chain to T-Systems.

In the reporting year, the net revenue of the T-Online business unit grew by 3.2 percent to EUR 1.9 billion. This development reflects the growth in the unit’s customer base and the increased acceptance of content and services in its broadband business. Revenue was negatively affected by the reduced DSL rates introduced at the beginning of July 2005 and the reimbursement of activation charges. The waiving of subscription fees as part of the broadband campaign that was launched in 2004 and continued into the first half of 2005 also impacted revenue.

Revenue from other business areas/units accounted for less than 10 percent of the total revenue generated by T-Online, and was primarily attributable to goods and services provided to Deutsche Telekom AG under the terms of the portal advertising agreement.

Adjusted EBITDA in the Broadband/Fixed Network strategic business area decreased by EUR 0.3 billion to EUR 9.9 billion in 2005, reflecting developments in the T-Com and T-Online business units. Due to a greater impact of negative special factors, the decline of unadjusted EBITDA in Broadband/Fixed Network in the reporting period was more pronounced than that of the corresponding adjusted figure.

T-Com’s adjusted EBITDA decreased by EUR 0.1 billion to EUR 9.6 billion. By contrast to revenue, which dropped by 3.5 percent, the decline in adjusted EBITDA was only 0.9 percent. This can be attributed to savings of revenue-related costs, such as merchandise, telecommunications services, and raw materials and supplies, as well as improvements in other operating income and expenses. T-Com also achieved cost savings in the area of rentals, including by using space more efficiently and by leasing out office space, as well as by securing improved logistics procurement conditions and reduced prices for billing services and IT. However, these positive effects were partly offset by the cost-driver based allocation of Group Headquarters & Shared Services costs to the business areas, increased advertising expenses in connection with the broadband campaign, maintenance expenses, and higher legal fees. EBITDA in the year under review was also impacted by additions to provisions for severance and voluntary redundancy payments, as well as the severance component of the provisions for partial retirement in Germany, severance and voluntary redundancy payments at Magyar Telekom, and the restructuring of the card business (DeTeCard); these items totaled EUR 0.7 billion. In the prior year, expenses relating to restructuring, the derecognition of receivables, and additions to provisions for severance and voluntary redundancy payments only amounted to EUR 0.2 billion.

At T-Online, revenue growth contrasted with a drop in adjusted EBITDA by EUR 0.1 billion to EUR 0.3 billion. This decrease was mainly attributable to two factors: Firstly, marketing and sales expenses for the combined DSL and entertainment packages were higher; and secondly, the costs of the aggressively pursued market expansion in France – and to a lesser extent also in Spain – reduced adjusted EBITDA.

Profit from operations (EBIT) in the Broadband/Fixed Network business area in 2005 decreased by EUR 0.4 billion to EUR 5.1 billion. This decline was primarily due to the development of EBITDA in the reporting year, and was only partly offset by the improvement in depreciation, amortization, and impairment losses.

The T-Com business unit is the main contributor to profit from operations (EBIT) in the Broadband/Fixed Network business area. However, only part of the change in EBIT at Broadband/Fixed Network was attributable to T-Com. The EUR 0.1 billion decline in T-Com’s EBIT to EUR 5.1 billion is attributable in particular to the reduction in EBITDA in the past financial year. At the same time, however, EBIT benefited from the decrease in depreciation, amortization, and impairment losses in 2005, which fell thanks to the structural effects of the non-recurrence of investments relating to the development program for Eastern Germany. The non-recurrence of the goodwill impairment losses recognized for Slovak Telecom in 2004 also had a positive effect on the profit from operations. Adjusted for the special factors detailed above, EBIT increased by EUR 0.2 billion to EUR 5.8 billion.

Profit from operations (EBIT) at T-Online decreased in 2005 by EUR 0.2 billion to EUR 0.1 billion. This reduction was due to the drop in T-Online’s EBITDA as well as higher expenses for depreciation, amortization and impairment losses. The growth of investment activities in the 2005 financial year resulted in an increase in the depreciation and amortization base, and hence also in higher depreciation and amortization expenses.

Mobile Communications (T-Mobile). In the 2005 financial year, T-Mobile increased its net revenue by 12.1 percent or EUR 3.1 billion over the prior year. This was driven by the Slovak mobile communications company T-Mobile Slovensko, which was fully consolidated for the first time in 2005, as well as growth at T-Mobile USA in excess of 28 percent. With 4.4 million net additions in the 2005 financial year, T-Mobile USA increased its customer base to a total of 21.7 million by year-end. The companies in Croatia and the Czech Republic also recorded a substantial increase in revenue with double-digit growth rates. The decline in revenue in the United Kingdom was due in particular to the reduction in termination charges and line rental discounts (half price). The revenue losses in Germany resulted mainly from the drop in low-margin revenue from terminal equipment.

Intersegment revenue decreased by EUR 0.2 billion to EUR 0.9 billion in 2005, and was primarily generated from so-called mobile terminated calls within Germany.

EBITDA in the Mobile Communications strategic business area rose in the reporting period by EUR 1.2 billion to EUR 9.7 billion. This means that T-Mobile achieved EBITDA growth of 14.6 percent in the 2005 financial year. The EBITDA margin improved from 31.9 percent to 32.9 percent, while adjusted EBITDA increased by 16.3 percent to around EUR 9.8 billion. This development is primarily attributable to revenue growth, although this effect was partly offset by higher cost of sales and selling expenses, particularly at T-Mobile USA. In addition, the full consolidation of T-Mobile Slovensko and the first-time consolidation of MONET in 2005 contributed to EBITDA growth with a total of EUR 0.2 billion. In the fourth quarter of 2005, the EBITDA contributions by T-Mobile USA and T-Mobile Deutschland were close to equal for the first time, at around EUR 0.9 billion each. In the 2005 financial year as a whole, however, T-Mobile Deutschland again made the largest contribution to EBITDA with EUR 3.6 billion, followed by T-Mobile USA (EUR 3.3 billion) and T-Mobile UK (approximately EUR 1.3 billion).

Profit from operations (EBIT) increased by EUR 1.5 billion to EUR 3.0 billion in the 2005 financial year. This reflects the positive development of EBITDA and depreciation, amortization, and impairment losses. In both 2005 and 2004, EBIT was significantly impacted by the impairment of intangible assets. Goodwill impairment losses of EUR 1.9 billion at T-Mobile UK in 2005 compared to approximately EUR 2.2 billion of impairment losses in 2004. In addition, impairment losses were recognized in the previous year on goodwill at T-Mobile Slovensko in the amount of EUR 0.1 billion and on U.S. mobile communications licenses in the amount of approximately EUR 1.3 billion, the latter due to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In 2005, this effect was tempered in particular by an increase in the amortization of UMTS licenses of around EUR 0.3 billion year-on-year, as the UMTS licenses in Germany and the United Kingdom were not put into commercial operation until the second and third quarters of 2004 respectively; accordingly, their amortization did not begin until the second and third quarters of 2004. Depreciation and impairment of property, plant and equipment also increased, primarily as a result of higher depreciation relating to the network infrastructure in California, Nevada and New York that was acquired in the first quarter of 2005. EBIT adjusted for special factors remained essentially unchanged year-on-year at around EUR 5.0 billion.

Business Customers (T-Systems).  Net revenue decreased by 2.0 percent to EUR 9.1 billion in the 2005 financial year, on the back of developments in both business units. Net revenue at Enterprise Services was down year-on-year by 2.6 percent or EUR 0.1 billion, while Business Services recorded a year-on-year decline in revenue of 1.4 percent or EUR 0.1 billion. After declining revenues in the first three quarters of 2005, the business unit increased net revenue in the fourth quarter of 2005 by 3.3 percent year-on-year. Within the Enterprise Services business unit, Systems Integration in particular saw a reduction in net revenue, largely as a result of ongoing competition on the market. The measures initiated under the Focus on Growth program, including business process outsourcing programs, could only partially offset this trend. Similarly, the implementation of the IT strategy for SMEs and the reacquisition of customers for telecommunications services did not fully offset the revenue drop at the Business Services business unit, which was due to the continued fall in the prices of traditional telecommunications services and persistent competitive pressure.

Intersegment revenue improved by 2.0 percent year-on-year to EUR 3.8 billion.

In 2005, T-Systems achieved adjusted EBITDA of around EUR 1.6 billion, down 2.7 percent on the comparable prior-year period. The positive development recorded by Computing & Desktop Services, with growth of 13.1 percent, more than offset the downturn in the Systems Integration and Telecommunications units at Enterprise Services. By contrast, Business Services recorded a decline of 29.8 percent, which is primarily due to strategic pricing measures to reacquire telecommunications customers. Despite substantial savings from improved procurement terms and conditions, T-Systems’ EBITDA decreased by EUR 0.2 billion or 13.5 percent from the 2004 financial year. The negative special factors contained in this figure, which amounted to EUR 0.3 billion, increased in the reporting period and are primarily attributable to measures relating to restructuring expenses.

Profit from operations (EBIT) declined in the current reporting period by EUR 0.1 billion to EUR 0.4 billion. This was due in particular to declining net revenues and higher selling expenses driven by expenditures in connection with staff-related measures. These effects were partially offset by an improvement in depreciation and amortization expenses. The drop in amortization and depreciation expenses is primarily attributable to the lower depreciation and amortization base in the reporting period.

Group Headquarters & Shared Services.  In the 2005 financial year, net revenue generated by Group Headquarters & Shared Services increased by around 9.2 percent year-on-year. This was due in particular to revenue growth at DeTeFleetServices and Vivento. Net revenue accounted for approximately 8.1 percent of total revenue.

Intersegment revenue decreased slightly. This was largely attributable to the negative revenue development in the Real Estate shared service, in particular because of the lower volumes of orders being placed by customers as a result of the conversion to new market-based lease models with the strategic business areas. A positive factor offsetting this decline was a slight increase in revenues at the Vivento Call Center unit and at Vivento Technical Services (VTS), resulting from the further expansion of business activities compared with the previous year. DeTeFleetServices also recorded a moderate increase in revenue.

Despite the slight decline in revenue, EBITDA improved year-on-year by EUR 0.6 billion to EUR 0.1 billion. This is mainly due to the drop in the Vivento workforce from the prior year, as well as higher income from contract and temporary work arrangements. A further positive development was the fact that the costs of trainees and social security expenses for civil servants, which were reported at Headquarters until the end of last year, are now allocated on the basis of actual cost generation and therefore no longer impact costs at Group Headquarters. However, these positive effects are offset by a slight increase in expenses, for instance, for centralized marketing and IT projects. Moreover, the Real Estate shared service also recorded a decline in EBITDA as against the previous year. This was largely due to declining revenue.

Special factors affecting EBITDA increased substantially year-on-year to EUR 0.4 billion in 2005. This was largely attributable to the reversal of provisions as a result of the reduction in future liabilities relating to annual deficit compensation for the Civil Service Health Insurance Fund (PBeaKK), whose positive EBITDA effect amounted to around EUR 0.8 billion. Special factors improving EBITDA also included income from insurance refunds and transfer payments to Vivento. Countering these effects, charges and provisions for severance and voluntary redundancy payments already implemented and those arising in conjunction with the Group’s planned staff restructuring measures, as well as expenses for other personnel-related measures, impacted EBITDA to the tune of approximately EUR 0.3 billion. Also included are expenses related to a capital increase for the Deutsche Telekom Foundation in the amount of EUR 0.1 billion. By contrast, the impact of special factors on EBITDA in the prior year was immaterial (largely transfer payments to Vivento and severance and voluntary redundancy payments). Adjusted for special factors, EBITDA improved from the 2004 reporting period by EUR 0.2 billion to EUR –0.3 billion.

Loss from operations (EBIT) decreased by EUR 0.6 billion year-on-year to EUR 0.8 billion, largely on the back of the improvement in EBITDA. This was partially offset by the slight increase in depreciation, amortization, and impairment losses, which is attributable in particular to higher impairment losses on property, plant and equipment.

The Board of Management proposes a dividend of EUR 0.72. In general, internationally operating groups focus their reporting on their consolidated financial statements. However, dividend payments at Deutsche Telekom are based on the single-entity financial statements of Deutsche Telekom AG(1). The income statement of Deutsche Telekom AG reports income after taxes of EUR 3,275 million. Following inclusion of the unappropriated net profit of EUR 295 million carried forward from 2004, cumulative unappropriated net profit amounts to EUR 3,570 million. Under the German Federal Stock Corporation Act (Aktiengesetz – AktG), the amount payable to shareholders as a dividend is based on unappropriated net profit as reported by Deutsche Telekom AG in its annual financial statements prepared according to the German Commercial Code. The Board of Management proposes that a dividend of EUR 0.72 per no par value share carrying dividend rights be paid from this unappropriated net profit, and that the remaining balance be carried forward.

Net worth and financial position of the Group. Total assets of the Deutsche Telekom Group increased by 2.1 percent or EUR 2.6 billion in 2005 to EUR 127.9 billion.

On the assets side, the increase is attributable to a rise in intangible assets and property, plant and equipment of EUR 3.5 billion and an increase of EUR 0.8 billion in trade and other receivables. By contrast, cash and cash equivalents decreased by around EUR 3.0 billion.

In addition to significant exchange rate effects totaling EUR 3.2 billion, the increase in intangible assets was largely driven by additions to goodwill from the acquisition of additional shares in T-Online International AG, as well as the purchase of additional FCC mobile communications licenses in the United States. The increase in property, plant and equipment is attributable to exchangerate effects of around EUR 1.1 billion and, in particular, to the purchase of networks in California, Nevada and New York, and additions resulting from further network expansion in the United States.

Investments in property, plant and equipment, and intangible assets (excluding goodwill) increased by EUR 3.7 billion year-on-year to EUR 10.2 billion. Investment was mainly centered on the acquisition of additional mobile communications licenses, software and technical equipment and machinery. More than half of the investments were made in Mobile Communications and Broadband/Fixed Network, predominantly in the United States and Germany.

The rise in trade and other receivables is due, among other reasons, to T-Mobile USA’s receivables from Cingular under the terms of the wholesale agreement and to receivables for roaming services at T-Mobile UK.

In 2005, cash and cash equivalents were used mainly to purchase additional shares in T-Online International AG and to acquire networks in the United States, as well as for dividend payments and bond repayments. In addition to the free cash flow, the income from the disposal of the remaining sharesin MTS and the issuance of bonds and MTNs had an offsetting effect.

The increase in liabilities and shareholders’ equity was attributable to a rise in shareholders’ equity of EUR 3.8 billion and an additional EUR 2.9 billion in other liabilities, partly offset in particular by a decline of EUR 4.4 billion in financial liabilities and a decrease in provisions of EUR 0.5 billion.

Shareholders’ equity increased by EUR 3.8 billion to EUR 49.6 billion due to net profit and in particular to positive exchange rate effects recorded in other comprehensive income as a result of currency translations from foreign Group entities. This development was partly offset by a decrease in minority interests following the acquisition of additional interests in T-Online International AG prior to the merger process of T-Online International AG into DeutscheTelekom AG, as well as the dividend payment and the reduction in other comprehensive income related to the sale of the remaining stake in MTS, since changes in the fair value of MTS shares were recognized directly in equity.

In addition, deferred tax liabilities – reported under other liabilities – rose by EUR 2.4 billion.

Current and non-current financial liabilities declined by EUR 4.4 billion, mainly due to the repayment of bonds and liabilities to banks.

Current and non-current provisions totaled EUR 10.2 billion, down EUR 0.5 billion on the previous year. This decrease is driven by offsetting effects: Additions in connection with staff-related measures totaling EUR 1.0 billion were offset in particular by the reversal of provisions in connection with the new arrangements for the financing of the Civil Service Health Insurance Fund.

(1)          The single-entity financial statements of Deutsche Telekom AG will continue to be prepared in accordance with the accounting principles under the German Commercial Code. The single-entity financial statements of Deutsche Telekom AG are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Registry of the Bonn District Court. The financial statements are available upon request from Deutsche Telekom, Investor Relations, Postfach 2000, D-53105 Bonn, Germany, fax +49 (0) 228 181-88899.

Consolidated balance sheet

	2005		2004		Change	2003
	billions	2005	billions	2004	billions	billions
as of Dec. 31 of each year	of €	%*	of €	%*	of €	of €

Assets

Current assets	16.7	13.0	18.9	15.1	(2.2)	21.5
Cash and cash equivalents	5.0	3.9	8.0	6.4	(3.0)	8.7
Trade and other receivables	7.5	5.9	6.7	5.4	0.8	7.6
Miscellaneous assets	4.2	3.2	4.2	3.3	0.0	5.2
Non-current assets	111.2	87.0	106.4	84.9	4.8	114.6
Intangible assets	52.7	41.2	50.7	40.5	2.0	55.5
Property, plant and equipment	47.8	37.4	46.3	36.9	1.5	49.2
Miscellaneous assets	10.7	8.4	9.4	7.5	1.3	9.9
Total assets	127.9	100.0	125.3	100.0	2.6	136.1

Liabilities and shareholders’ equity

Current liabilities	25.0	19.5	26.3	21.0	(1.3)	30.3
Financial liabilities	10.4	8.1	12.6	10.1	(2.2)	17.3
Trade and other payables	6.9	5.4	6.1	4.9	0.8	6.4
Provisions	3.6	2.8	3.6	2.8	0.0	3.1
Other liabilities	4.1	3.2	4.0	3.2	0.1	3.5
Non-current liabilities	53.3	41.7	53.2	42.5	0.1	62.1
Financial liabilities	36.3	28.4	38.5	30.7	(2.2)	46.8
Provisions	6.6	5.2	7.1	5.7	(0.5)	6.8
Other liabilities	10.4	8.1	7.6	6.1	2.8	8.5

Shareholders’ equity	49.6	38.8	45.8	36.5	3.8	43.7

Total liabilities and shareholders’ equity	127.9	100.0	125.3	100.0	2.6	136.1

* Calculated and rounded on the basis of millions for the purpose of greater precision.

Deutsche Telekom’s financial management ensures the Group’s ongoing solvency and hence its financial equilibrium. The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management.

The primary instruments used for the Group’s medium to long-term financing are bonds and MTNs. The main additions in 2005 were a EUR 3 billion fixed-interest bond, two MTNs worth EUR 500 million each, a USD 668 million European Investment Bank current account credit, and a GBP 250 million MTN. The individual terms and conditions for the most important financial instruments are explained in the notes to the consolidated financial statements under Note (24) “Financial liabilities.”

A liquidity reserve in the form of credit lines and cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times.

Deutsche Telekom signed standardized bilateral credit agreements totaling EUR 16.8 billion for this purpose with various banks in 2005. After varying initial maturities, the bilateral loan agreements will each have a maturity of 36 months that can be extended after 12 months.

To manage its financial stability Deutsche Telekom essentially uses two indicators: gearing and relative debt. One component of the indicators is net debt, which Deutsche Telekom considers to be an important measure for investors, analysts, and rating agencies.

In 2005, Deutsche Telekom succeeded in reducing its net debt by EUR 1.3 billion to EUR 38.6 billion. In addition to free cash flow, the primary factors contributing to this development were inflows from the sale of the stake in the Russian mobile communications entity MTS and the shares in comdirect bank for a combined total of around EUR 1.4 billion. This was offset, in particular, by higher dividend payments as well as the acquisition of additional T-Online shares.

Now that Moody’s has upgraded Deutsche Telekom AG’s senior unsecured debt rating by one grade from Baa1 to A3, Deutsche Telekom AG’s long-term rating is now in the single A bracket of all major rating agencies. The rating agency Fitch has also upgraded Deutsche Telekom AG’s short-term rating from F2 to F1.

Net debt*

billions of €, as of Dec. 31 of each year	2005	2004	2003

Bonds	37.2	39.8	51.6
Liabilities to banks	2.2	3.1	3.8
Liabilities to non-banks from promissory notes	0.6	0.7	0.8
Liabilities from derivatives	0.7	1.1	1.3
Lease liabilities	2.4	2.5	2.4
Liabilities arising from ABS transactions	1.4	1.6	1.2
Other financial liabilities	0.1	0.0	0.1
Gross debt	44.6	48.8	61.2
Cash and cash equivalents	5.0	8.0	8.7
Available-for-sale financial assets	0.1	0.1	0.1
Derivatives	0.4	0.4	0.5
Other financial assets	0.5	0.4	0.8
Net debt	38.6	39.9	51.1

*                 Net debt is used by senior operating decision-makers at Deutsche Telekom as a key financial figure to manage and control debt. Although many of Deutsche Telekom’s competitors use this measure, its definition may vary from one company to another, however.

Financial security*

as of Dec. 31 of each year	2005	2004	2003

Gearing
Net debt
Shareholders’ equity	0.8	0.9	1.2
Relative debt
Net debt
EBITDA (adjusted for special factors)	1.9	2.0	2.8

* Calculated and rounded on the basis of millions for the purpose of greater precision.

Long-term rating of Deutsche Telekom AG

	Standard & Poor’s	Moody’s	Fitch

2003	BBB+	Baa2	BBB+
2004	BBB+	Baa1	A-
2005	A-	A3	A-
Outlook	stable	stable	stable

Net cash from operating activities. Net cash from operating activities fell by EUR 1.7 billion to EUR 15.0 billion in 2005, primarily due to the change in working capital and tax payments (tax refunds recorded in the prior year). This was offset by lower net interest payments.

Net cash used in investing activities. The strong increase in net cash used in investing activities is mainly attributable to cash outflows for intangible assets and property, plant and equipment at T-Mobile - in particular, at T-Mobile USA in connection with the winding up of the U.S. mobile communication joint venture - and to the cash outflow for the acquisition of additional shares in T-Online.

Net cash used in financing activities. The reduction in net cash used in financing activities is the result of increased borrowing; this was offset by higher dividend payments (mainly Deutsche Telekom AG).

Consolidated cash flow statement (condensed)(a)

billions of €	2005		2004	2003

Net cash from operating activities	15.0		16.7	15.1
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(7.2	)(b)	(6.4)	(6.4)
Free cash flow (before dividend payments)(c)	7.8		10.3	8.7

Net cash used in investing activities	(10.1)		(4.5)	(2.3)

Net cash used in financing activities	(8.0)		(12.9)	(5.8)
Effects of exchange rate changes	0.1		(0.0)	(0.0)
Net increase (decrease) in cash and cash equivalents	(3.0)		(0.7)	7.0
Cash and cash equivalents	5.0		8.0	8.7

(a)          Calculated and rounded on the basis of millions for the purpose of greater precision.

(b)         Cash outflows for investments in intangible assets and property, plant and equipment (excluding goodwill and before the acquisition of U.S. network infrastructure and licenses). Cash outflows for the acquisition of network infrastructure and licenses in the United States amounted to EUR 2.1 billion in 2005.

(c)          Deutsche Telekom is of the opinion that the “free cash flow (before dividend payments)” is used by investors as a measure to assess the Group’s net cash from operating activities after deduction of cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. “Free cash flow (before dividend payments)” should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom’s definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

Statement on business development in 2005. Despite increasingly intense competition, the 2005 financial year was extremely successful for Deutsche Telekom. The Group achieved its goal of continuing to grow profitably and concluded its strategic realignment toward the three business areas of Broadband/Fixed Network, Mobile Communications, and Business Customers. This was thanks in part to the Excellence Program that was launched at the start of 2005. This is a three-year Group-wide program supplemented by business area-specific growth programs.

Research and development.

Realignment of the Group’s innovation activities // Number of innovation areas increased to five // Successful innovation transfer to the strategic business areas // Innovations successfully launched on the market

Innovation is one of the keys the Deutsche Telekom Group holds to becoming the leading service provider in the European telecommunications and information technology industry. Customer benefit is at the heart of these innovation activities, which is why the Group develops top-quality, highly efficient, innovative products and services to meet the needs of its customers.

Organizational realignment of the Group’s innovation activities. In 2005, the Group pooled the central departments “Technology & Platforms” and “Innovation” to form “Technology & Innovation,” a new central department that will harmonize and closely coordinate the strategies for developing new applications and products as well as new network platforms.

This new department manages the technology platforms with which the Group implements its products and services. It defines the strategies for these platforms and ensures coordinated production architectures across all strategic business areas as well as highly efficient work on the production systems. The new department is also responsible for innovation. The Innovation Strategy area is systematically building up its knowledge base on customers, technologies, and markets that it uses to define the innovation strategy in collaboration with the Group’s areas of innovation. Innovation management is responsible for the conceptual planning and implementation of new products and also for developing new business models to enhance the strategic business areas’ innovation activities.

Deutsche Telekom has created the new position of Chief Technology Officer (CTO) to head this central department. The CTO is responsible for the development of the technology and innovation strategy and manages two of the Group’s main innovation instruments: Deutsche Telekom Laboratories, i.e., the Group’s central research and development unit, and the venture capital company T-Venture, which finances and supports innovative telecommunications and IT start-ups during their formation period.

Deutsche Telekom has also reorganized its standardization activities. Technology & Innovation has assumed the task of making all standardization activities transparent, knitting them more closely together, and generally managing them across the entire Group. This Group-wide management enables important synergies between the strategic business areas to be tapped. The high level of standardization within the Group gives Deutsche Telekom weight on pivotal international committees. These include the European Telecommunications Standards Institute (ETSI), the International Telecommunication Union (ITU), the Internet Engineering Task Force (IETF), the DSL and UMTS Forums, and the Third Generation Partnership Project (3GPP).

In 2005, T-Com set up a new Board department called “Innovation” and established T-Com Innovationsgesellschaft mbH in Berlin. The purpose of this new company is to develop and roll out innovative, ground-breaking business models and products, and to accelerate T-Com’s innovation processes.

Innovation strategy focused on five areas. Deutsche Telekom focuses its innovation strategy on customers and their current and future requirements. In 2005, the Group concentrated on four existing and one new area of innovation (the so-called “5i’s”):

•                  Inherent Security is the new area of innovation that was added in 2005. It meets customers’ needs for end-to-end security in their communications applications. Deutsche Telekom identifies technologies and applications to offer network-based security solutions. Harmful software programs will be stopped before they get near the PC, the connection will be intercept-proof, and the backbone network hardware will be made failsafe. Users will be able to know exactly with whom they are communicating so that they can execute secure transactions or sign agreements, for example.

•                  Intuitive Usability ensures that services and functions that are often still complicated to use will be easy for all customers to use in the future.

•                  Intelligent Access ensures that customers are offered the best service available in each situation independent of the terminal device used and without requiring action on their part. Users are no longer required to select a network access manually; instead, the network gives them automatic access.

•                  Integrated Communication focuses on relieving people of routine tasks through the automatic technical networking of everyday objects and the automatic integration of electronic object and Internet information.

•                  Infrastructure Development expands and optimizes technological platforms with the aim of meeting customer needs in terms of bandwidth, mobility, and security as efficiently as possible.

Intensive transfer of results to the strategic business areas. The research and development activities of the centralized Group innovation unit at Deutsche Telekom’s headquarters and Deutsche Telekom Laboratories were driven forward in 2005 to such an extent that significant results have already been integrated into the activities of the strategic business areas. The projects transferred to the strategic business areas had the following focal points: Internet in rapid public transportation, unambiguous user identification by voice, location-based services with full user control over personal data, user-friendly process automation in call centers, modules for semantic media searches, and security models for the transition from Internet Protocol Version 4 to Version 6. For other development projects the transfer has already begun or is currently in preparation.

The Group innovation unit at Deutsche Telekom’s headquarters and Deutsche Telekom Laboratories focus primarily on issues that are relevant to all strategic business areas and on new technologies that are expected to be launched or ready for the market in two to five years. The Group’s strategic business areas are responsible for product innovations that are near to market launch, i.e.,within a development timeframe of up to 24 months. These innovation activities are supplemented by Deutsche Telekom’s Group innovation management activities.

Deutsche Telekom Laboratories on course. Deutsche Telekom’s research and development unit, which was officially launched in April 2005, is developing as planned. In 2005, it implemented the Group’s research & development program in line with the specifications set out in the innovation strategy.

One example of the Group’s successful development activities is the innovation “Intuitive Usability,” whose innovations received Voice Awards in no fewer than two categories in 2005. T-Online received the Voice Award for the Most Innovative Application for its groundbreaking technical implementation of a German-language speech application, while T-Mobile won in the Best Voice User Interface category for its Customer Service voice portal. It was this portal’s ease of use, in particular, that won over the panel.

Last year, Deutsche Telekom and Berlin’s Technical University joined forces to set up four endowed chairs at the university. The chairs will investigate four fields of research: Security in Telecommunications, Usability, Intelligent Networks and Management of Distributed Systems, and Service Centric Networking. The appointment and tendering processes for the four professorships were launched in 2005. These will support the management of Deutsche Telekom Laboratories on the scientific side.

Deutsche Telekom Laboratories’ partner network was expanded further in 2005. One of the main events was the signature of a research and development agreement with Ben-Gurion University in Israel, one of the world’s top universities for research on IT security. In the next few years, the Israeli experts and researchers at Deutsche Telekom Laboratories will work on comprehensive security solutions within the scope of the new Inherent Security area of innovation.

Successful roll-out of innovations by strategic business areas. In the reporting period, Deutsche Telekom’s strategic business areas made a large number of innovations ready for the market. In the Broadband/Fixed Network business area, T-Online expanded its DSL offering in 2005 to include DSL telephony based on voice over IP technology, and therefore now has what is known as a double-play offering. T-Online’s aim is to complement this by the missing TV component, thus realizing a triple-play offering. T-Online has carved itself out a pioneering role in online identity management with its new network ID, which enables users to access a wide array of services and partner websites with a single sign-on. At the same time, T-Com doubled the transmission rates for DSL lines to up to 6 Mbit/s. The Group intends to press ahead with this expansion from 2006 onwards with the help of new DSL technologies, and is planning to set up a high-speed broadband network: By developing ADSL2+ technology with speeds of up to 25 Mbit/s and using VDSL2 technology, which is increasingly based on fiber optics and uses bandwidths of up to 50 Mbit/s, the Company will make particularly high bit rate lines available to a wider public.

2005 also saw the announcement of the DualPhone solution which T-Com is planning to roll out in 2006. The solution allows customers to make high-quality, low-price calls at HotSpots and via the fixed network. If no HotSpot service is available, the DualPhone solution switches to the GSM mobile network. Since March 2005, Deutsche Telekom has been using its T-Com House in Berlin to showcase the extent to which future technologies for communication and household networking will make everyday activities more interesting and more convenient. Multiple technical innovations demonstrate what high-tech communication in private households will look like in the future.

With web’n’walk for consumers and Office in your Pocket for business customers, T-Mobile started marketing coordinated products and services for on-the-move Internet access and mobile data transmission in the past financial year. Key products include mobile communication equipment from the MDA family, BlackBerry handhelds, the Sidekick, and devices for mobile data transmission via laptops. The launch of web’n’walk in July 2005 made T-Mobile Deutschland the first network operator in Europe to bring the open Internet to mobile phones. In contrast to other mobile online services that only offer limited content, web’n’walk gives users direct access to the entireWorld Wide Web to the same extent as they would expect from their PC at home, for example. In the course of the year, the T-Mobile companies in Austria,the United Kingdom, and the Netherlands also rolled out web’n’walk services. In addition, T-Mobile will introduce mobile Internet services in the Czech Republic in 2006. In 2005, T-Mobile facilitated broadband Internet access in Deutsche Bahn’s ICE high-speed trains and British express trains for the first time using a specially designed mobile HotSpot. It also trialed the innovative transmission technology HSDPA (High Speed Downlink Packet Access), which UMTS customers will be able to use after CeBIT 2006 to send data at DSL speed even when on the move. T-Mobile also paved the way for interactive digital television on mobile phones with a large-scale pilot project in the Czech Republic in 2005.

Innovations for business customers were launched in sectors such as logistics, automotive, and healthcare in 2005. The new Real Time Enterprise Services systems solution, for example, enables business processes to be automated by sending information on the movement of goods read from RFID chips (wireless barcode reading) to a centralized systems platform, where it is then managed. In the automotive area, T-Systems’ InCar solutions link electrical and electronic systems that were originally separate to form a single unit, thus facilitating communication between the vehicle and its environment. These solutions provide increased convenience and safety, as well as improved information and entertainment services in the vehicle, and can be integrated into manufacturers’ and suppliers’ business processes. As part of the Partners for Innovation drive, T-Systems developed a telemonitoring system with which key data of chronically ill patients can be sent from their home to medical specialists over a broadband line so that the patients can be monitored on an ongoing basis. This system is TV-operated and will be trialed in 2006 with around 1,000 patients in the Berlin area.

Research and development expenditure and investment. At EUR 0.2 billion, expenditure for experimental, explorative, and pre-production research and development remained virtually unchanged in 2005 (2004: EUR 0.2 billion).Typical research and development activities included, in particular, the development of new data transmission processes and innovative telecommunications products. In 2005 and 2004 alike, investment in internally generated intangible assets to be capitalized amounted to EUR 0.2 billion. This investment related primarily to the development and adaptation of internallydeveloped software as well as software platforms and architectures, with the aim of improving processes for the provision and operation of services and products. As in previous years, the vast majority was attributable to the Broadband/ Fixed Network and Mobile Communications strategic business areas.

In the past financial year, over 2,600 employees were involved in projects and activities aimed at creating new products and marketing them efficiently to customers.

Patent applications and intellectual property rights. In the market for mobile and fixed-network telephony, intellectual property rights play an extremely important role, both nationally and internationally. For this reason, the Group focuses intensively on the areas of in-house development and third-party acquisition of such rights.

The number of patent applications increased by 10 percent year-on-year to 412. In 2005, Deutsche Telekom held a total of 6,686 intellectual property rights (inventions, patent applications, patents, utility models, and design models), up almost 12 percent on the previous year. Management of these intellectual property rights is governed by strict cost/benefit considerations. The portfolio of intellectual property rights is reviewed on a regular basis and those that are no longer relevant are eliminated.

Intellectual property rights

Employees.

Optimization of personnel cost ratio and launch of staff restructuring program // Vivento: employment rate at constantly high level // Human resources development and culture change through management quality and service focus // Vocational and professional training as a future-oriented quality factor for Deutsche Telekom

The Group’s human resources strategy in 2005 focused on reducing the personnel cost ratio and on human recources development and culture change. As part of its Excellence Program, the Group developed new measures and concepts to generate a long-term improvement in the personnel cost ratio, i.e., the ratio of net revenue to personnel costs.

Personnel cost ratio optimization and staff restructuring measures launched. In 2005, personnel costs in the Group were EUR 14.3 billion, an increase of EUR 1.0 billion compared with the previous year. This was primarily attributable to expenses relating to staff measures, which totaled around EUR 1.2 billion (2004: around EUR 0.2 billion). Adjusted for these expenses, the personnel cost ratio improved by 1.0 percentage points to 21.9 percent.

As part of its Excellence Program, the Group launched a range of measures to reduce the personnel cost ratio on a long-term basis. It also resolved to implement a comprehensive, demand-driven staff restructuring program in Germany over the coming years.

Workforce development (as of Dec. 31)

Employees in the Group	2005	2004	2003

Total	243,695	244,645	248,519
of which: Deutsche Telekom AG	106,604	110,979	118,669
Broadband/Fixed Network	111,267	114,083	118,640
Mobile Communications	51,410	47,797	46,600
Business Customers	52,041	51,173	52,585
Group Headquarters & Shared Services	28,977	31,592	30,694
Breakdown by geographic area
Germany	167,875	170,837	173,278
International	75,820	73,808	75,241
of which: other EU Member States	37,339	38,789	41,846
of which: rest of Europe	9,243	9,909	10,188
of which: North America	27,851	23,788	21,525
of which: rest of world	1,387	1,322	1,682
Revenue per employee in the Group
Development of productivity (thousands of €)	244	234	224

Personnel costs in the Group

billions of €	2005		2004		2003

Personnel costs in the Group	14.3		13.3		13.2
Special factors	1.2	(a)	0.2	(b)	0.2	(c)
Personnel costs in the Group (adjusted for special factors)	13.1		13.1		13.0
Net revenue	59.6		57.3		55.6
Adjusted personnel cost ratio (%)(d)	21.9		22.9		23.5

Special factors:

(a)          Expenses for staff-related measures (severance and redundancy payments, partial retirement arrangements etc.) at Broadband/Fixed Network (EUR –0.6 billion), Business Customers (EUR –0.2 billion), Mobile Communications (EUR –0.1 billion) and Group Headquarters & Shared Services (EUR –0.3 billion).

(b)         Expenses for staff-related measures, primarily at Broadband/Fixed Network (EUR –0.2 billion).

(c)          Expenses for staff-related measures at Broadband/Fixed Network, Business Customers and Group Headquarters & Shared Services (total: EUR –0.2 billion).

(d)         Calculated and rounded on the basis of millions for the purpose of greater precision.

A total of 32,000 employees within Germany are scheduled to leave the Group between 2006 and 2008. This will include about 7,000 employees who will be outplaced from Vivento as part of the deconsolidation of the business line. While the other 25,000 employees will leave the Group, around 6,000 newemployees are to be recruited, in particular young experts and junior staff to support the roll-out of new technologies and the Group’s alignment toward improved service and higher quality. Staff restructuring will also be pushed ahead by the creation of new jobs in new business areas, such as the construction of a high-speed fiber-optic network. The net reduction of jobs is therefore scheduled to be 19,000 over the next three years .

If the roll-out of the high-speed fiber-optic network is threatened by regulatory restrictions in this market, however, there is a risk that the 5,000 jobs to be generated by the roll-out may not materialize.

The staff restructuring will be carried out in a socially responsible manner, i.e., on a voluntary basis. Deutsche Telekom AG will adhere to the agreement reached with the trade unions in 2004 to avoid compulsory redundancies. The cost of the entire program is EUR 3.3 billion spread over the period 2005 through 2008.

In 2005, Deutsche Telekom launched the Personnel Productivity project with a view to implementing a number of measures to help optimize the personnel cost ratio. As well as the needs-driven workforce adjustment, the project is focusing on Group-wide capacity management to improve the flexibility of staff movements within Deutsche Telekom. Among other things, “round tables” have been established to allow representatives of all the strategic business areas as well as Vivento, DeTe Immobilien, and T-Punkt Vertriebsgesellschaft to directly, quickly, and efficiently identify and consolidate any vacancies and surplus staff within Germany. This will improve the transparency of the Group’s internal labor market.

Vivento – employment rate remains at constantly high level. Thanks to the successful interaction of the four strategic action areas – driving external workforce reduction, filling internal positions with Vivento employees, migrating staff to the Vivento business lines, and pushing ahead with internal projects – approximately 6,120 employees left Vivento during 2005. The employment rate was once again at a high level: Of the around 14,500 employees (excluding Vivento’s own staff), some 83 percent were in employment or training at the end of the year.

Vivento succeeded in creating new employment opportunities in 2005 by expanding its own business activities in the business lines and through major projects. Vivento Customer Services GmbH (VCS), which is represented in 18 locations, offers innovative and integrated customer services on the call center market. By the end of the year, the company had increased its number of employees to around 2,840. As at December 31, 2005, an additional 420 contract or temporary staff were employed at VCS. Vivento’s second business line, Vivento Technical Services GmbH (VTS), was launched on the internal and external market as a technical service provider for fixed and mobile networks. Since its launch in July 2004, VTS has expanded its headcount to 1,840 by the end of 2005. In addition, 540 employees worked on acontract or temporary basis at VTS as at this date. Both business lines are set to take on more staff from within the Group in the current financial year.Furthermore, between 2006 and 2008, Deutsche Telekom plans to outplace around 7,000 employees in these business lines from Vivento by means of deconsolidation.

Innovative projects for increased employment. The Group is also exploring new avenues in its search for solutions with good employment prospects. In 2005, Vivento made a major contribution to the goal of increased employment with the Security project, which was launched in cooperation with DeTe Immobilien and Group Security. This project, under which Vivento staff are deployed as receptionists and security guards at Deutsche Telekom sites,will create around 900 permanent jobs in the Group by the end of 2006. 530 such positions are currently staffed by Vivento employees. Filling thesepositions with internal staff means that contracts with external companies can be gradually terminated, generating annual cost savings in the region ofseveral million euros for the Group. The aim is to install Group employees to perform reception and security services at all Deutsche Telekom sites over the coming months.

A service-oriented direct sales channel for the T-Com, T-Online, and T-Mobile business units was set up in the space of just a few months in the shape of Telekom Direkt (Deutsche Telekom Direktvertrieb und Beratung). Telekom Direkt teams visit selected consumer groups and small business customers at home or at work with the aim of acquiring new customers and enhancing existing customer relationships. At present, 160 employees work for Telekom Direkt, which is staffed by Vivento.

Following the Business Finder competition in 2004, Vivento launched two new employment projects in 2005: Digital Services from Vivento and Vertixx. Digital Services from Vivento offers services for corporate and business customers, including automated invoicing, digitization of incoming mail, and digitization and filing of records and invoices. Vertixx provides the full range of online sales services for companies with used goods, stock, or residual items that have been written off. Both projects offer good employment prospects.

In addition to employment opportunities within the Group, existing cooperation arrangements with government agencies and other employers – e.g., with the German Federal Employment Agency concerning benefits for the long-term unemployed – were expanded. This has opened up new employment options for civil servants in particular.

Human resources development and culture change for improved management quality and heightened service focus. Human resources development and culture change in the past year focused on the STEP up! program (Systematic & Transparent Executive Development Program), a Group wide initiative for executive development. An innovative component of this program is its end-to-end perspective, which integrates all the steps in the process from the areas of executive development, target management, and personnel marketing. STEP up! creates uniform standards and procedures for executive development to be applied throughout the Group, thus ensuring that development and staffing processes will have a high degree of transparency for all concerned in future.

The Group is committed to a policy of systematically encouraging top performers and employees with strong potential. The components of this program include performance-related compensation, a stronger focus on filling management positions internally, and the regular identification of optimization potential. Another element is “on-the-job development,” with cross divisional projects giving employees the opportunity to experience the work performed in other areas of the Group. This helps to improve integration, while at the same time illustrating the possibilities for a career move withinthe Group.

The STEP up! program is being implemented in phases. The first measures were introduced at the end of 2005. Performance management for the Business Leader Team for 2006 has already been implemented in accordance with the new principles, thus significantly streamlining the target agreement process. The full implementation of the program for all executives, including those at the Group’s international subsidiaries, is set to be completed by the end of 2007.

Various human resources development measures will be introduced as part of the staff restructuring program, too, with the aim of improving customer and service orientation. In fully implementing the executive development system, the Group is ensuring a high level of management quality. For example,skills such as customer orientation and employee development are being included in executives’ performance and potential reviews. The new personnel development concepts for executives, requirement-driven training measures for new technologies and business areas to support the workforce adjustment, and the staff expansion in T-Punkt shops will all significantly enhance the quality of service in the Group.

Culture change at all levels of the hierarchy. The launch of the “T-Spirit” corporate vision and values in 2003 clearly inspired the thoughts and actions of the Group’s employees. This vision is now the driving force behind the culture change within the Group across all levels of the corporate hierarchy. Senior executives are setting an example, for instance by participating in the “Five days with the customer” project, which aims to put the Group’s top managers in direct contact with customers for five days – whether at one of T-Mobile’s new service centers, at a T-Com call center, in the back office, in a T-Punkt shops or at the service and diagnosis point at a technical customer service center.

Group-wide IT tool to make ideas management even more effective. The “KOI” (Konzernweites Ideenmanagement) IT tool, which coordinates ideas management across all Group units, was developed in 2004 and launched in 2005. The tool takes into account the different processes in the individual business areas. This ensures that all ideas management processes throughout the Group are integrated, making the transfer of ideas even more effective.

In the past financial year, the Deutsche Telekom Group generated savings of around EUR 98 million from a total of 7,821 suggestions for improvement (new submissions and subsequent approvals).

Innovations

	2005	2004	2003
Number of suggestions for improvement	7,821	7,737	7,995
Savings (millions of €)	98	87	127
Number of patent applications	412	374	402

First uniform Group-wide employee survey carried out. In September 2005, the Group carried out a uniform Group-wide employee survey for thefirst time. Employees around the world were given the opportunity to answer around 70 questions and provide feedback on topics including strategy implementation, customer orientation, cooperation, processes, and T-Spirit. A set of questions common to all surveys was supplemented by business and region-specific questions in the various units. In total, around 153,000 employees, or 70 percent of the workforce, took part in the survey.

The results of the employee survey in the past financial year are superior to those recorded by comparable groups of companies. In particular, the commitment index, which serves as an indicator of the commitment, motivation, identification, and satisfaction of employees with their employer Deutsche Telekom and its performance, again improved significantly compared with the previous year. Employee surveys are an established management tool within the Group. They have been carried out regularly and with a global focus since 1998. Together with other feedback instruments, employee surveys are a key tool in determining areas requiring improvement within the Group, in the strategic business areas, and in the teams. They support the permanent dialog between management and employees in the change process.

Anniversary shares granted to employees. Ten years ago, Deutsche Telekom established itself as an independent stock corporation. Since then, the Group has undergone a fundamental transformation. The former state-owned telephone company has evolved into a global, integrated telecommunications and IT service provider, and its employees have played a key role in this development. To mark this anniversary and as a sign of its gratitude for this successful cooperation, the management of the Group set up the “Anniversary shares 2005” employee stock participation plan. Employees from 75 companies in eight countries participated in the plan. The anniversary shares were offered in all countries in which this was legally possible and economically viable.

From September 12 to September 23, 2005, all participating employees were able to order ten Deutsche Telekom shares at preferential conditions. They received a discount of 50 percent on the lowest price quoted for Deutsche Telekom shares in official trading on a German stock exchange on the date on which the shares were transferred, October 17, 2005. The share price on this date was EUR 15.24. In total, approximately 78,000 employees took up the offer, representing around 40 percent of those eligible.

Age Management project tackles demographic challenges in the Group. Successfully managing the aging process in the workforce will be one of the major human resources challenges in future. With the Age Management project, the Group is developing measures to support older employees in coping successfully with the demands placed on them, which are evolving at an increasing pace. Key topics include concepts for lifelong learning that are tailored to the respective age groups, and programs aimed at providing effective healthcare support.

The aim of Age Management is to better recognize and optimally develop the potential offered by employees across all age groups.

Vocational and professional training as a future-oriented quality factor for Deutsche Telekom. In the past financial year, a total of 122,379 people took part in 12,826 seminars. Classroom seminars were increasingly replaced by e-learning components and web-based training, and prepared and complemented by virtual classrooms and conference rooms.

Further training with Telekom Training

	2005	2004	2003
Seminars	12,826	14,109	9,476
Participants	122,379	95,705	110,620
Participant days	403,178	295,168	258,202
Global Teach sessions*	555,696	744,229	239,248

* Global Teach is an in-house e-learning platform.

Deutsche Telekom remains the largest provider of vocational training in Germany. As of September 1, 2005, around 4,000 young people began their training at Deutsche Telekom in four commercial vocations, five technical and industrial/technical vocations, and various dual study programs. The Company has added a new vocational track, namely that of retail sales assistant. Trainees pursuing this track will receive most of their practical training at T-Punkt Vertriebsgesellschaft.

Deutsche Telekom’s training goes far beyond its own staff requirements, thus helping combat youth unemployment, for example. Its training programs boast a high level of quality and a large number of participants. Every year, the chambers of commerce number Deutsche Telekom-trained staff among the best in their intake. The top ten percent of graduates from the previous year were offered permanent positions within the Group in 2005. At the end of 2005, Deutsche Telekom had about 11,440 trainees in Germany, meaning that trainees accounted for approximately 7.1 percent of its domestic workforce.

Deutsche Telekom will continue to take responsibility for the next generation in 2006 by offering around 4,000 young people the opportunity to make a good start to their career with a traineeship.

Sustainability and environmental protection.

New subsidiary to optimize environmentally-friendly power purchasing // Climate compensation partnerships agreed // Group working actively on climate protection projects // Working group to develop global standards

Power & Air Solutions for optimized power purchasing. All business units in the Group implement the goals of the Group-wide climate protection policy adequately. They are supported in their endeavors by PASM Power and Air Condition Solution Management GmbH & Co. KG, a subsidiary of the Group that was formed in 2004. The company provides energy-based products to the technical departments of the Group throughout Germany, thus allowing the Group to exploit significant savings potential in terms of energy consumption, costs and CO2 emissions.

Power & Air Solutions evaluates the environmental aspects of electricity generation when purchasing power, and takes this evaluation into account when awarding contracts to suppliers. The aim is to continue weakening the link between energy consumption and CO2 emissions. Renewable energy certificates for 2006 were purchased for one terawatt hour (TWh) of power. These certificates testify that specific quantities of power consumed are generated in certified production plants using renewable energies.

Power & Air Solutions is planning to renew and modernize power supply equipment over the coming years. These measures will significantly increase the efficiency of energy conversion. In ecological terms, this means that fewer energy resources will be used, making a positive contribution to climate protection.

The use of renewable energies makes us a standard-setter both in Germany and beyond. T-Mobile Netherlands, for example, already meets 90 percent of its energy needs from renewable sources.

Fleet management lowers CO2 emissions. DeTeFleetServices GmbH manages Deutsche Telekom’s vehicle fleet. With around 42,000 vehicles, the company operates one of the largest corporate fleets in Germany. During the reporting period, the Group recorded an increase in business mileage, which in turn led to a slight increase in fuel consumption by the fleet. The purchase of new, more efficient vehicles coupled with route optimization and ecodriving courses nevertheless helped to consolidate the level of pollutant emissions from the vehicle fleet. Environmental compatibility and cost effectiveness are given equally high priority when selecting new vehicles for purchase. All new vehicles ordered in 2005 – around 3,800 in total – had diesel particle filters, provided they were available from the manufacturer. This brought the total number of vehicles with particle filters up to approximately 4,400. In addition, the fleet already includes more than 400 natural gas-powered vehicles.

Energy efficiency drive in the Broadband/Fixed Network strategic business area. T-Com’s energy efficiency drive proved extremely successful. By the end of December 2005, the business unit had saved 75.63 gigawatt hours (GWh), thus reaching its year-end target of 54.6 GWh ahead of schedule. This spared the environment to the tune of around 35,800 tons of carbon dioxide, which corresponds to the energy consumption of 18,000 four-person households.

Climate compensation: participation in the Hessian Climate Partner initiative. Climate compensation is another means of enhancing climate protection. Greenhouse gases have a global effect. This means that if emissions of greenhouse gases cannot be avoided in a certain place, they can be offset by additional climate protection measures somewhere else.

In the Hessian Climate Partner project, Deutsche Telekom is working together with other major German companies to develop standards for climate-neutral products and services. The project is also investigating the market potential for such products and services and the willingness of consumers to invest involuntary climate protection.

A key topic in the area of climate protection in 2006 will be climate compensation in conjunction with the soccer World Cup. Deutsche Telekom is an official partner in the Green Goal campaign, a program that is part of the 2006 FIFA World CupTM. One of the aims of the campaign is to “neutralize”the energy consumption of the World Cup finals. To this end, T-Com has bought certificates for 20,000 tonnes of CO2 emissions.

GeSI working group develops new international standards. As part of the Global e-Sustainability Initiative (GeSI), Deutsche Telekom collaborates with the Supply Chain Working Group (SCWG). This working group has set itself the goal of improving social and environmental processes and the results of the global ICT sector’s supply chain. Another of its aims is to develop instruments and processes that simplify the implementation of internationally accepted workplace and environmental standards throughout the entire supply chain. This project incorporates our concept of value that has been laid down in T-Spirit, the Social Charter, and the Code of Conduct of our Group. In the working group, we also comply with internationally applicable standards such as ISO 14001, SA 8000, and other relevant legal requirements such as the WEEE (waste electrical and electronic equipment) and the RoHS directives (on the restriction of the use of certain hazardous substances in electrical and electronic equipment).

Risk and opportunity management.

Continued price erosion in core business // Growing competitive pressure from new providers and new offerings // Possible extension of scope of regulation // New opportunities with innovative products

The risk and opportunity management system. Deutsche Telekom employs a holistic risk and opportunity management system, systematically exploiting the opportunities available to it to achieve its goals, while keeping sight of the associated risks. The Company faces the business challenge of making risks as manageable as possible by means of efficient procedures and appropriate risk awareness. In accordance with the Group’s principles of risk management, risks are taken in a controlled manner – and only if an appropriate level of added value can be expected.

The early identification, assessment, and management of risks and opportunities are an integral component of the Group-wide planning, control, and monitoring systems. Naturally, opportunities are analyzed primarily within the framework of strategy and innovation development activities. Deutsche Telekom attaches particular importance to detailed market studies, scenarios, projections, the relevant drivers and critical success factors, using them to derive specific potential opportunities for its strategic business areas and markets. In the field of innovation, Deutsche Telekom is focusing on five areas of innovation (see the section on “Research and development”). Successfullyaddressing these fields of innovation gives Deutsche Telekom an opportunity for sustainable growth.

The three strategic business areas Broadband/Fixed Network, Mobile Communications, and Business Customers regularly analyze their risks and opportunities. The early warning systems used by the Group units (indicator and ratio systems, checklists, etc.) are based on methodologies prescribed for Group-wide use and are tailored to individual needs. Potential deviations in the planning period are analyzed to determine the potential scope andprobability of occurrence, including methods such as scenario modeling. The reference variables for the potential scope are the Group’s target values(including EBITDA).

The “aggregate risk” is determined from the totality of all material risks that are relevant to the Group. Opportunities are not aggregated. In addition to risks specific to the strategic business areas, overarching risks in the Group are also factored into the calculation of this aggregate risk. As well as traditional financial risks (see below), these also include risks relating to human resources, strategy, regulation, legal affairs, and communication. Issues management provides valuable indicators, in particular of communication risks and opportunities that could ultimately also give rise to financial risks.

An indicator system that captures all material risk fields is used to determine the change in aggregate risk. The large number of risk indicators includes economic and sector forecasts as well as “EBITDA at risk” indicators derived from the risk reports prepared by the strategic business areas. The individual risks are aggregated into an overall risk potential using combination and simulationprocesses, taking into account probabilities of occurrence and correlations.

Reporting is on a standard quarterly cycle, with additional ad hoc reports generated in the event of unexpected risks. Individual materiality thresholds for risks are defined for each reporting level. Opportunities must also be reported if they lie below these materiality thresholds or cannot otherwise be quantified (weak signals). Corporate Risk Management is in charge of the methods and systems used for this Group-wide, standardized risk reporting system and ensures that it works efficiently. The Board of Management, Supervisory Board, and Audit Committee receive quarterly risk reports that inform them about material risks and the overall risk situation in the Group.

Deutsche Telekom also attaches particular importance to managing risks arising from financial positions. All treasury activities – in particular the use of derivatives – are subject to the principle of risk minimization. For this purpose, all financial transactions and risk positions are managed in a central treasury system so that Group management can be informed regularly about these positions. Derivative financial instruments are used for the purpose of hedging interest rate and currency exposures which could have an effect on cash flow.

Certain financial transactions require the prior approval of the Board of Management, which is also regularly briefed on the extent and the amount of the current risk exposure. The department performs simulations using different market and worst case scenarios to estimate the effects of different conditions on the market. Selected derivative and non-derivative hedging instruments are used to hedge market risk, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are used exclusively as hedging instruments, i.e., not for trading or other speculative purposes.

The efficiency of risk management processes and compliance with the regulations and guidelines defined in Deutsche Telekom’s Risk Management Manual are regularly reviewed by the Corporate Audit department. Within the scope of the legal mandate to audit the Company’s annual financial statements, the auditors examine whether the risk management system is able to identify at an early stage risks and developments that could jeopardize the continued existence of the Company as a going concern.

The system ensures that business risks and opportunities are identified early on and that the Group is in a position to counter them actively and effectively. It complies with the statutory requirements for an early warning system and conforms to German corporate governance principles. In July 2005, Deutsche Telekom received the Successful Practice Company award for the quality of its risk management system as part of an international benchmarking study carried out by St. Gallen University.

The risks. Of all the risks that have been identified for the Group, those risk areas or individual risks that could, as it stands today, materially affect Deutsche Telekom’s financial position and results are examined below.

Economy and industry. Deutsche Telekom’s business development is closely linked to general economic developments in Germany, Europe, and the United States. For Germany, the current economic forecasts are now pointing toward a positive trend, although growth in the 2006 financial year is likely to remain below the euro zone average.

If economic growth proves lower than expected, this would probably have an adverse effect on both the willingness of business customers to invest and on consumer spending by Deutsche Telekom’s residential customers. This could jeopardize the achievement of our growth targets, for example for mobile multimedia services or for the higher-value, DSL-based add-on products in the fixed network.

If the rate of value-added tax is raised in Germany as planned in 2007, economic forecasts are likely to be adjusted downwards.

Regulation. Unlike its competitors, Deutsche Telekom is subject to strict regulation in Germany, in particular in the area of fixed-network communications (T-Com), combined with extensive powers of government agencies to intervene in the definition of products and pricing. Deutsche Telekom can only anticipate this intervention to a limited extent, yet it may result in considerable price and competitive pressure.

The amended German Telecommunications Act (Telekommunikationsgesetz – TKG) came into force on June 26, 2004. It gives the Federal Network Agency greater discretion in the design of the regulatory framework. Although deliberations on deregulation have not been completed for all segments of the telecommunications market, it is already clear that the level of regulation will continue to be high. To date, only services that are of less importance for Deutsche Telekom, such as international calls, are to be deregulated.

The Federal Network Agency has a statutory mission to expose to general competition law regulated markets in which sustained competition has evolved. It still has some way to go before it exhausts the deregulation potential in the telecommunications markets.

Over and above the existing government controls, regulation may be extended to markets that have so far been unregulated. These include the emerging area of voice over IP, for example. Planned infrastructure investments – for instance in a high-speed fiber-optic network as a platform for broadband applications (triple play) – also run the risk of being subjected to regulatory intervention. The provision of wholesale services for DSL access to competitors in the end-customer market also entails considerable revenue and cost risks. There are also substantial risks that future investments will not pay offand product innovations will not generate any competitive advantage if they must be made available to competitors at the same point in time.

Since the TKG came into force, a range of amendments to extend customer protection, in particular, have been under discussion. Depending on how these amendments are structured, they could entail considerable investment and revenue risks for the industry as a whole.

EU guidelines with regard to the retention of communication data for the purposes of criminal prosecution must be translated into national law within the next year and a half. This will involve investments and costs depending on how the national rules are structured (retention period and extent of data to be retained). The question of whether these costs will be reimbursed is still open.

The potential tightening of regulatory control in the area of mobile communications entails a risk of price reductions or losses of revenue for international roaming and call termination charges.

Deutsche Telekom is also subject to regulation in countries other than Germany. Foreign subsidiaries are also exposed to corresponding regulatory regimes in the fixed-network and mobile areas.

Competition.

Broadband/Fixed Network. Prices for voice communications in the fixed network fell significantly in Germany in recent years due to fiercer competition and technological progress. Fixed-network telephony is also being substituted by mobile communications.

There is a risk that this trend will continue. The possible reasons for this include extended market coverage by local loop operators; the continuing trend toward bundled products (e.g., combined telephone and DSL flat rates); technical innovations; a decline in wholesale prices for competitive products; and further substitution driven by price declines, flat rates in mobile communications, and convergence products. Another possibility is that cable operators may corner a larger share of the market if they offer attractive triple-playservices. Despite the previous loss in market share, Deutsche Telekom believes that it is exposed to the risk of further loss of market shares and falling margins.

The German and European markets for Internet access, portal services, and content will remain highly competitive. Prices in this area, for example for DSL flat rates, have already fallen sharply in the past. T-Online’s future competitive position depends on a number of factors, such as price levels, networkspeed, the reliability of services, the range of services, the company’s quality of customer service, and its ability to innovate.

Mobile Communications. One of the key preconditions for T-Mobile’s continued competitiveness in the United States is the acquisition of additional spectrum (frequency range) licenses. If it proves impossible to obtain sufficient capacity and corresponding spectrum coverage, this could materially adversely affect the quality of service of T-Mobile USA and its growth and innovative potential. A lack of capacity in certain markets could reduce growth in customer numbers and revenues. Since T-Mobile USA is a crucial growth driver for Deutsche Telekom, this may also have a negative impact on the Group’s ability to reach its growth targets.

Competition on the European mobile communications market has further intensified. This is attributable to both the market entry of low-cost providers such as MVNOs and further consolidation, e.g., the acquisition of O2 by Telefónica. Any continued fall in prices for mobile communication services may mean that T-Mobile will be unable to reach its growth targets.

Business Customers. The ICT market in the Business Customers segment is experiencing declining prices and long sales cycles. This represents a risk of lower revenues and margins for T-Systems. T-Systems’ international presence in terms of its brand awareness is limited, especially compared with certain of our competitors who are already better established in such markets. This could adversely affect the ability of T-Systems to realize potential growth, especially considering the growing importance of business with multinational corporations outside Germany.

T-Online merger. The shareholders’ meeting of T-Online International AG on April 29, 2005 approved the agreement signed with Deutsche Telekom on March 8, 2005 on the merger of T-Online into Deutsche Telekom. Several T-Online shareholders filed a lawsuit challenging the legality of the decision of the shareholders’ meeting approving the merger. The merger between the two companies can be entered in the commercial registers and therefore completed only when the responsible court rules finally and conclusively in judicial release proceedings that the lawsuits do not stand in the way of the recording of the merger in the commercial registers (release ruling), or the lawsuits are dismissed or dropped. The Frankfurt/Main Higher Regional Court, as the court of second instance, issued a release decision in February 2006. This decision is not yet final and legally binding, however.

Any delay in the merger means that planned synergies cannot yet be realized. This means it is not possible to fully satisfy the growing demand on the market for a portfolio with fully integrated products, consisting in particular of fixed-network telephony and Internet, potentially supplemented by media content (triple play). This situation, coupled with the multiple contractual relationships and contacts, makes it more difficult to attract and retain customers.

Once the merger of T-Online into Deutsche Telekom becomes effective, T-Online shareholders who received Deutsche Telekom shares in return for their T-Online shares in the course of the merger can file a legal challenge to have the exchange ratio laid down in the merger agreement reviewed. During the course of this procedure, the court might, for a variety of reasons, come to the conclusion that the exchange ratio laid down in the merger agreement is too low from the perspective of the T-Online shareholders, and that the T-Online shareholders should therefore be granted a supplementary cash payment.

Investors wishing to own T-Online shares but not Deutsche Telekom shares can sell the Deutsche Telekom shares they receive or can expect to receive in the course of the merger. This could put pressure on the market price of the Deutsche Telekom share.

Products, services, and innovations. As a result of rapid technological progress and increasing technological convergence, there is a possibility that new and established technologies or products may not only complement, but in some cases even substitute one another.

Voice traffic may be substituted by voice over IP on the basis of new technologies (WLAN, DSL, WiMAX). This would lead to more intensified competition and ultimately to substantially lower prices. Voice over IP may jeopardize our market share and revenues in fixed networks and mobile communications.

The extent to which investments to acquire UMTS licenses in mobile communications will pay off depends on usage and revenue growth, in particular in mobile data communications. Corresponding add-on services and applications will be generated through both in-house developments and cooperation with third parties (content providers). There is a risk that Deutsche Telekom will not be able to convince customers sufficiently of the benefits of currentand future services, or to ensure corresponding customer acceptance of these services. This risk also exists for our potential growth drivers in the fixed network (broadband, content).

Human recources. Deutsche Telekom announced an extensive staff restructuring program for its operations in Germany in October 2005, under which approximately 32,000 employees will leave the Group by 2008. When making these job cuts, Deutsche Telekom will adhere to the agreement with the trade unions not to enforce any compulsory redundancies until the end of 2008 and to the moratorium on redundancies agreed under the 2004 employment alliance.

Target group-specific measures are planned to implement the staff restructuring. Part of this reduction is to be realized through partial retirement arrangements for salaried employees subject to collective agreements (non-civil servants).These plans could be put at risk by possible changes in the law. There are also plans to encourage employees to leave the Group using severance programs based on voluntary arrangements on both sides. The implementation of these plans will depend on general developments on the labor market and on the details of the voluntary redundancy program.

A critical factor for the overall success of the staff restructuring program will be the availability of a set of instruments for civil servants. A new law would help govern the arrangements for an early retirement model, but the politicalenforcement of such a new law involves risks. It is assumed that such a model will be available in 2006.

The planned deconsolidation of Vivento business lines also entails risks.

Health and the environment. Electromagnetic fields (EMFs) are repeatedly associated with potential environmental and health damage. This is a controversial issue and the subject of public debate. Existing public acceptance problems affect networks and the use of terminal equipment, and have an effect on T-Mobile, particularly with regard to network structure and intensity of usage. In addition to legal risks, the Company fears regulatory measuresto implement the precautionary principle in the area of mobile communications.

The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards. Nor does it expect any serious dangers to arise in the future – although it does recommend continued research due to ongoing scientific uncertainties.

Deutsche Telekom aims to overcome doubts among the general public by means of an objective, scientifically well-founded, and transparent information policy. Deutsche Telekom’s efforts to provide state-of-the-art technologies therefore include funding scientific research that aims to detect possible risks at an early stage. Among other things, Deutsche Telekom is involved in “Informationszentrum Mobilfunk” (IZMF), an industry initiative by mobile communications enterprises, as well as in the German Research Association for Radio Applications (Forschungsgemeinschaft Funk – FGF), which supports independent research into the biological effects of electromagnetic fields. In addition, the EMF policy adopted in 2004 has enabled T-Mobile to take measures in the areas of transparency, information, involvement, and research funding that minimize both potential legal and regulatory problems as well as acceptance problems among the public.

IT/telecommunications infrastructure. Deutsche Telekom’s production processes are supported by information and telecommunications technologies (data centers, switching nodes, transmission systems, etc.) and software applications that are constantly subject to technological development. Disruptions and outages, e.g., due to hacker attacks, sabotage, power failures, natural disasters or other events could have a sustained adverse effect on Deutsche Telekom’s internal production processes and customer services (including data/voice traffic and the Internet).

Deutsche Telekom counteracts these risks by employing a large number of measures, including back-up systems and protective systems such as firewalls, virus scanners, and building security. Early warning systems ensure that automated and manual countermeasures can be initiated in the event of disruptions. In addition, efficient organizational and technical emergency procedures are in place to minimize damage. Group-wide insurance programs have also been established to cover operational interruptions and damage to current and non-current assets.

Purchasing. As an IT/telecommunications service provider and an operator and provider of IT/telecommunications products, Deutsche Telekom cooperates with a broad variety of suppliers of technical components. The Company employs a large number of precautionary measures to counteract potential risks, such as supplier default or dependence on individual suppliers. These include Group-wide global procurement policies and state-of-the-art quality standards to safeguard the supply and procurement process.

Litigation. Deutsche Telekom is party to several court and out-of-court proceedings with government agencies, competitors, and other parties. The proceedings listed below are of particular importance from Deutsche Telekom’s point of view.

More than 2,000 lawsuits have been filed against Deutsche Telekom in Germany by shareholders who claim to have bought shares of Deutsche Telekom on the basis of the offering prospectuses dated May 28, 1999 and May 26, 2000. Many of these lawsuits also allege improper recognition of the carrying amount of the real estate assets. Several thousand other investors have initiated conciliatory proceedings. Some of these lawsuits are also directed at KfW Bankengruppe and/or the Federal Republic of Germany. The aggregate amount of the claims filed under these lawsuits is approximately EUR 76 million.The Capital Investors Model Proceedings Act (Kapitalanleger-Musterverfahrensgesetz – KapMuG), which will apply to these lawsuits, came into force on November 1, 2005. A series of applications for so-called model proceedings have already been filed.

In the arbitration proceedings between the members of the Toll Collect consortium, the consortium itself, and the Federal Republic of Germany regarding disputes relating to the truck toll collection system, Deutsche Telekom received the Federal Republic’s statement of claim on August 2, 2005. In the statement of claim, the Federal Republic maintains its claim to lost toll revenues of approximately EUR 3.51 billion plus interest, alleging that it was deceived as to the possible commencement of operations on September 1, 2003. The total of the asserted claims for contractual penalties was increased to approximately EUR 1.65 billion plus interest. The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment).

On May 3, 2005 Deutsche Telekom and T-Mobile International AG & Co. KG were served with a complaint from Vivendi Universal SA. The plaintiff alleges that the defendants unlawfully broke off negotiations on the acquisition of a 48 percent stake in Polska Telefonia Cyfrowa Sp. z o.o in order to then obtain these shares at a lower price. The value in dispute is approximately EUR 2,272 million. The complaint is pending before the Commercial Court in Paris. In connection with this lawsuit, a number of complaints and arbitrationproceedings have been initiated in relation to the transfer of shares in Polska Telefonia Cyfrowa Sp. z o.o.

On October 19, 2005, following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 86.10 million from telegate AG. telegate alleges that Deutsche Telekom charged excessive prices for the provision of subscriber data between 1997 and 1999, which resulted in telegate AG having insufficient funds available for marketing measures and preventing it from reaching its planned market share. Deutsche Telekom received a claim for damages of approximately EUR 328.63 million from Dr. Harisch, also on October 19, 2005 and again following enforcement proceedings. Dr. Harisch alleges that because of the excessive prices for the provision of subscriber data between 1997 and 1999, the equity ratio of telegate AG fell significantly on several occasions, resulting in the need for capital increases. This required Dr. Harisch and another shareholder to release shares from their own holdings, thereby diluting their remaining shareholdings.

Responsibility for providing housing assistance to former employees of Deutsche Bundespost was transferred to Deutsche Post AG in 1995. Deutsche Post AG and Deutsche Telekom differ in opinion regarding the proportion to be reimbursed by Deutsche Telekom for these services. Deutsche Post AG is currently demanding payments from Deutsche Telekom under arbitration proceedings of approximately EUR 139.73 million. Deutsche Telekom has filed counterclaims amounting to EUR 62.58 million, demanding the return of prepayments it had made in 1995 and 1996. Deutsche Post AG and Deutsche Telekom aim to reach an agreement in these proceedings.

Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of these court, conciliatory, and arbitration proceedings.

For further details of legal disputes involving T-Online relating to the merger of T-Online into Deutsche Telekom, including the status of the release proceedings, please refer to the “Group organization” section and the paragraphs on the “T-Online merger” in this section.

Financial risks.

Liquidity risk. The primary instruments used for medium to long-term financing are bonds and MTNs issued in a variety of currencies and jurisdictions. The main additions in 2005 were a EUR 3 billion fixed-interest bond, two MTNs each worth EUR 500 million, a USD 668 million European Investment Bank current account credit, and a GBP 250 million MTN. A liquidity reserve in the form of credit lines and cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. Deutsche Telekom signed standardized bilateral credit agreements totaling EUR 16.8 billion for this purpose with various banks in 2005. After varying initial maturities, the bilateral loan agreements will each have a maturity of 36 months that can be extended after 12 months. Spreading the maturities over the year significantly reduces the loan extension risk.

Deutsche Telekom believes that there is only a minor risk that it will have difficulty in accessing the capital markets due to a decline in its ratings.

Credit risk. To reduce the credit risk, the financial instruments are generally entered into only with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, collateral agreements are used to hedge the credit risk from derivative transactions. Collateral agreements are used to stipulate that a contracting party must transfer collateral in the form of cash to the other contracting party if the fair values of the derivatives between the two parties exceed a certain limit, the so-called allowance. In these collateral agreements, allowances and, in some cases, also the calculation frequency depend on the counterparty’s rating. If the rating of one of the counterparties deteriorates, its allowance decreases, which means that counterparty may have to provide higher collateral. In addition, a lower rating of a counterparty shortens the calculation frequency down to daily calculation. Moreover, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolutefigures for risk exposure depending on the counterparty’s rating.

Foreign-currency risk. Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency. Group Treasury hedges these risks as far as possible. At December 31, 2005, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, and Polish zlotys. Intercompanyloans in foreign currencies are principally hedged by way of forward transactions. On account of these hedging activities, at December 31, 2005 Deutsche Telekom was not exposed to any significant currency risks in the area of financing.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the purchase price exceeds EUR 100 million or equivalent, the Board of Management must make a special decision on how the risk shall be hedged. At December 31, 2005, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom’s exchange-rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies other than their functional currency. These are mainly payments to international carriers for the provision of subscriberlines for the international calls of Deutsche Telekom’s customers in Germany, plus the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency forwards, currency swaps and currency options to hedge these risks. These hedge the payments up to one year in advance. As of December 31, 2005, Deutsche Telekom was not exposed to any material foreign-currency risk from its operating activities.

Where allowed under IAS 39, Deutsche Telekom uses hedge accounting for its foreign-currency hedges. The primary objective here is to reduce earnings volatility. No hedge accounting is used in the case of hedges where changes in the fair value of the hedged item and the hedging instrument are more or less balanced out in the income statement. For foreign-currency transactions, cash flow hedges were therefore designated to hedge unrecognized firm commitments. Firstly, these relate to currency forwards entered into to hedge the euro equivalent of U.S. dollar payments at T-Systems under a software maintenance agreement. Secondly, the euro equivalent of external interest payments on a liability denominated in U.S. dollars was hedged by entering into currency derivatives. In addition, Deutsche Telekom holds redeemable preferred stock of T-Mobile USA that is denominated in U.S. dollars. This results in a cash flow risk that is hedged by U.S. dollar bonds. For accounting purposes, this hedging relationship was designated as a hedge of a net investment in a foreign operation to reduce earnings volatility.

Interest rate risk. Deutsche Telekom is exposed to interest rate risk mainly in the euro zone, the United Kingdom, and the United States. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekommanages the interest rate risk for net debt denominated in euros, U.S. dollars and sterling separately. Once a year, the Board of Management stipulates the desired mix of fixed and variable-interest net financial liabilities for a period of three years. Taking account of the Group’s existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for debt in the composition specified by the Board of Management.

Where allowed under IAS 39, Deutsche Telekom uses hedge accounting for its interest rate hedges. The objective here is to reduce earnings volatility. No hedge accounting is used in the case of hedges where changes in thefair value of the hedged item and the hedging instrument are more or less balanced out in the income statement. No hedges are designated for interest rate risks if hedging transactions are effectively closed out by offsetting interest-rate swaps. Fair value hedges were designated for certain fixed-interest liabilities, as the underlyings, that were twisted into synthetic variable bonds by “pay variable, receive fixed” interest-rate swaps. These hedged the fair value.

Sales of shares by the Federal Republic and KfW Bankengruppe. The Federal Republic (which together with KfW Bankengruppe holds approximately 37.5 percent of the shares) has announced that it will continue its policy of privatization and intends to sell further equity interests, including shares in Deutsche Telekom AG, in a manner that does not disrupt the capital markets and with the involvement of KfW Bankengruppe. For shareholders, there is a danger that the sale of a significant volume of Deutsche Telekom shares by the Federal Government or KfW Bankengruppe, or speculation to this effect on the markets, could have a negative short-term impact on the share price.

Aggregate risk position. The assessment of the aggregate risk position is the outcome of the consolidated analysis of all material individual risks. There are potential risks in increased competitive pressure, in the substitution of products and technologies, and in the continued decline in prices, increasingly in mobile communications as well. Moreover, there is a risk that regulation will be extended to cover previously unregulated or emerging markets.

The aggregate risk position did not change fundamentally compared with the previous year. As it stands today, there is no risk to the Company’s continued existence as a going concern.

Deutsche Telekom’s long-term rating by both Standard & Poor’s and Moody’s improved in 2005 compared with the previous year. The outlook from both rating agencies remains “stable.” For more information on ratings, please refer to the “Development of business in 2005” section.

The opportunities. Some of the most important aspects of the Group’s wide variety of opportunities are highlighted below.

Although the German and Western European markets are largely saturated in many areas, Deutsche Telekom still has substantial growth potential in the emerging countries of Central and Eastern Europe as it can be assumed that efforts will be made to bring prosperity levels in large parts of Europeinto line in the long term. Deutsche Telekom can benefit significantly from this development due to its strong presence in Central and Eastern Europe.

Innovative bundled products as well as convergence products also provide opportunities for Deutsche Telekom. As a large, integrated ICT provider, Deutsche Telekom is not only able to cope with substitution risks better than specialized providers; as an innovation driver it can also offer new bundled products such as triple play via the planned high-speed fiber-optic network. For further information, please refer to the “Outlook” section.

By acquiring the Internet rights for the Bundesliga soccer games, the Group can expand its content offerings. The roll-out of new convergence products (e.g., T-Mobile@home and the DualPhone solution) will also provide opportunities for the Group.

In December 2005 Deutsche Telekom, Siemens, and The Boston Consulting Group published a joint study entitled “Economic and political opportunities of the information society.” This study finds that Germany has a lot of catching up to do in a number of key aspects of ICT use, specifically broadband penetration and the use of mobile communications. The authors of the study propose a national ICT master plan to make use of growth potential in the ICT sector. This master plan includes concepts for e-learning,
e-government, and e-health that provide considerable opportunities also for Deutsche Telekom.

Highlights after December 31, 2005.

Successful launch of new OBU 2.0 software for truck toll system. The Toll Collect consortium, in which Deutsche Telekom AG holds a 45 percent stake, successfully launched the new OBU 2.0 software (on-board unit/OBU)in Germany on January 1, 2006. With this new software, the on-board unit continues to automatically register with the truck toll system. Two days before OBU 2.0 was launched, the new software was loaded onto more than 420,000 on-board units in service partner workshops. Thus, roughly 90 percent of on-board units are equipped with the update, an increase of more than 30 percent compared with the 321,000 fitted OBUs with which the truck toll system was successfully launched at the start of 2005.

Judicial release proceedings for planned merger of T-Online into Deutsche Telekom not yet finalized and legally binding. The judicial release proceedings for the planned merger have not yet been completed. The Frankfurt/Main Higher Regional Court, as the court of second instance, reached a decision in February 2006 on the motion filed by T-Online for release for entry of the merger in the commercial registers – despite pending lawsuits filed by several T-Online shareholders against the legality of the decision to this effect taken by last year’s shareholders’ meeting of T-Online – and giventhe release as sought for entry of the merger in the commercial registers. This decision is not yet final and legally binding, however. Under the provisions of the merger agreement, the merger cannot be entered into the commercial register and thus become effective, once a legally binding release ruling has been issued, until after this year’s shareholders’ meetings of T-Online and Deutsche Telekom.

Medium-term notes issued by Deutsche Telekom International Finance B.V. Deutsche Telekom issued two medium-term notes each worth EUR 500 million through its Dutch financing subsidiary Deutsche Telekom International Finance B.V. An MTN that will mature in three years was issued on January 25, 2006 with a fixed coupon of 3 percent. A variable-interest MTN that will mature in 3.5 years was issued on February 9, 2006; its coupon will be calculated each quarter based on the three-month Euribor rate. The proceeds of the two medium-term notes will help to maintain general liquidity.

Outlook.*

Fragile economic recovery expected in Germany // Broadband business to be further expanded // Mobile Communications will remain the growth engine // Business Customers lays Focus on Growth // Group measures aimed at securing sustained profitable growth and value enhancement

Fragile economic recovery expected in Germany. Leading economic research institutes are forecasting positive overall development for Germany in 2006. Aided by favorable conditions internationally, economic policy measures are expected to jump-start the economy. Real gross domestic product will be driven in particular by the forecast rise in consumer spending, with the value-added tax increase that is scheduled for 2007 encouraging buyers to bring forward the purchase of long-lived consumer goods. Rising oil prices, the euro exchange rate, and interest rates remain risk factors. We concur with research institutes’ opinion that economic growth will be approximately 1.2 percent in Germany, around 1.8 percent in the euro zone and roughly 3.1 percent worldwide in 2006. In contrast, economic growth will be weaker all-round in 2007.

According to BITKOM, information technology and telecommunications providers are therefore confident on the whole that 2006 will be a growth year, with software companies and IT service providers in particular anticipating higher revenues.

Broadband business to be further expanded. In 2006, the Broadband/Fixed Network strategic business area will focus on safeguarding and further developing the core voice and access business, and on expanding its broadband business by means of innovative products. Our outlook with respect to future business development is based in part on the expectation that the merger of
T-Online International AG into Deutsche Telekom AG will be completed successfully in 2006.

The traditional fixed-network business will continue to be characterized in 2006 by fixed-mobile substitution, competition-driven loss of market share, price cuts due to regulatory requirements, and the after-effects of the massive fall in prices for ISP rates in the reporting year. Product innovation campaigns and subscriber-driven growth in the broadband area will not be enough to fully offset the decline in revenue resulting from the aforementioned factors. However, we do expect broadband growth and revenue from new products based on new technologies (e.g. voice over IP) to offset this decline as of 2007.

In the DSL new customer business, we expect the merger to generate a sharp rise in the number of lines, including resale. In addition, we plan to establish our triple-play offerings under the motto “Conquer the home.” A major element of this strategy will be the expansion of our high-speed Internet infrastructure, which is scheduled to be rolled out in the 50 largest cities in Germany by the end of 2007, provided such an investment is economically viable in the regulatory environment. Accordingly, this will be one of the key areasof capital expenditure in 2006. The roll-out of the high-speed infrastructure has already begun in 10 cities.

The Broadband/Fixed Network business area is also planning to extend its range of convergent fixed-network/mobile products. For example, the DualPhone solution, which is based on WLAN and GSM technology, will be launched in mid 2006. The solution combines the benefits of fixed-network telephony and mobile communications in a single handset.

All in all, increased market investments in customer acquisition and retention in the Broadband/Fixed Network business area will be necessary in 2006 to ensure sustainable growth.

Based on these underlying assumptions, we currently anticipate a medium-term (i.e., as of 2007) reversal of the total revenue trend due in part to current measures. This development will be reflected in EBITDA (adjusted for special factors), for which we also expect to see a trend reversal starting from 2007 after the decline recorded in 2006.

Mobile communications will remain the growth engine. The Mobile Communications strategic business area will continue to be the growth driver of the Group. The further development of the business area will again be driven in particular by the U.S. market, which is recording relatively high customer growth rates. For Europe, despite strong price pressure we expect to be able to expand our revenue market share, primarily through higher usage on the part of our customers. A further major growth factor will be advanced mobile data services. The roll-out of the first web’n’walk devices has already begun. The Save for Growth program launched in 2004 should support this development.

The Group’s capital expenditure activities in 2006 will continue to focus on its mobile communications business. In Europe, key areas will include improvements in the quality of the existing GSM networks and the further expansion of our UMTS networks. In the United States, the Group will drive forward the expansion of network capacity and the acquisition of additional mobile communications licenses to safeguard medium-term growth. Among other measures, small network acquisitions are planned for this purpose. In addition, the Group is preparing to invest in the next-generation network in the United States.

Based on these assumptions, we expect further growth in total revenue and EBITDA (adjusted for special factors) in the Mobile Communications business area in the next two years.

Business Customers lays Focus on Growth. In the Business Customers area, the Business Services unit will focus on successfully defending its telecommunications business in a fiercely contested market. In the core telecommunications business (voice, data, IP), we are aiming to maintain revenue levels despite the fall in prices. The primary task here is to extend the customer base, i.e., to win back customers. This strategy will be accompanied by efforts to increase telecommunications revenue in areas such as LAN Solutions, i.e., network solutions for connecting workstations at a company’s site. The Business Services unit is expecting strong growth in its IT business. The goal of this unit is to substantially boost revenues, especially from small and medium-sized enterprises, by 2007. Capital expenditure will rise in 2006 due to the technical consolidation of the IT environment and the introduction of value-added services.

In the Enterprise Services unit, we plan to significantly expand our market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, meanwhile, we intend to grow primarily by expanding outsourcing activities, in particular through large-scale contracts and continued business process outsourcing with a focus on billing and collection. We are planning to increase capital expenditure also in Enterprise Services, particularly through the assumption of assets in conjunction with business process outsourcing.

We currently expect higher total revenues and EBITDA (adjusted for special factors) in the Business Customers segment in 2006 and 2007 by leveraging these new growth opportunities in the IT business.

Statement on the anticipated development of business: Group measures aimed at securing sustained profitable growth and value enhancement. 2006 will see Deutsche Telekom invest more heavily in revenue growth. Against the backdrop of the current situation in the market, we are excepting EBITDA (adjusted for special factors) of between EUR 20.2 and 20.7 billion for the coming year. Investment in the market is expected to result in a year-on-year increase in EBITDA (adjusted for special factors) of up to EUR 1.5 billionalready in 2007. On the back of this, we are anticipating average annual revenue growth of approximately 5 percent in the Group for the next two years.

Deutsche Telekom aims to continue offering its shareholders an attractive dividend in the future. Among other factors, this will largely depend on the development of net profit.

Our “Investments in revenue growth” strategy will also be reflected in investments in property plant, and equipment and in intangible assets (excluding goodwill), which will again be concentrated on the Broadband/Fixed Network and Mobile Communications business areas.

It is vital to the Group’s long-term success that it remains able to operate on a sound financial footing. This includes maintaining a liquidity reserve of at least 40 percent of net debt and an appropriate gearing (ratio of net debt to equity) of between 0.8 and 1.2.

The massive changes in Deutsche Telekom’s market environment – and in particular the pace of technological change – are forcing the Group to adjust its workforce structure. For example, we aim to reduce the net number of jobs in Germany by 19,000 (see also the “Employees” section). The workforce reduction will be implemented using voluntary instruments, such as partial retirement arrangements or redundancy payments. A total of approximately EUR 3.3 billion is available for this purpose.

*  The Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2006 and 2007. Such statements are subject to risks and uncertainties, e.g., economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which we are involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunity management” section in the management report and in the “Forward-Looking Statements” and “Risk factors” sections in the Annual Report on Form 20-F and the “Disclaimer” at the end of this Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of our Group, without regard to significant acquisitions, dispositions or business combinations we may choose to undertake (other than the planned merger with T-Online, which we assume for purposes of these forward-looking statements). They are made with respect to conditions as of the date of this document’s publication. We do not intend or assume any obligation to update forward-looking statements.

Consolidated financial statements

104	Income statement
105	Balance sheet
106	Cash flow statement
108	Statement of changes in shareholders’ equity
110	Notes to the consolidated financial statements
200	Auditors’ report

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Consolidated income statement.

millions of €	Note	2005	2004	2003

Net revenue	1	59,604	57,353	55,596

Cost of sales	2	(31,862)	(31,544)	(29,493)

Gross profit		27,742	25,809	26,103

Selling expenses	3	(14,683)	(12,870)	(12,752)

General and administrative expenses	4	(4,210)	(4,476)	(4,596)

Other operating income	5	2,408	1,718	2,359

Other operating expenses	6	(3,635)	(3,916)	(2,765)

Profit from operations		7,622	6,265	8,349

Finance costs	7	(2,401)	(3,280)	(3,589)

Interest income		398	377	200

Interest expense		(2,799)	(3,657)	(3,789)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	8	214	945	356

Other financial income (expense)	9	777	(361)	(890)

Loss from financial activities		(1,410)	(2,696)	(4,123)

Profit before income taxes		6,212	3,569	4,226

Income taxes	10	(196)	(1,552)	(1,709)

Profit after income taxes		6,016	2,017	2,517

Profit (loss) attributable to minority interests	11	432	424	454

Net profit (profit (loss) attributable to equity holders of the parent)		5,584	1,593	2,063

Earnings per share	12

Basic		1.31	0.39	0.50
Diluted		1.31	0.39	0.50

Consolidated balance sheet.

millions of €	Note	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Assets

Current assets		16,668	18,864	21,435
Cash and cash equivalents	17	4,975	8,005	8,684
Trade and other receivables	18	7,512	6,731	7,567
Current recoverable income taxes	10	613	317	1,025
Other financial assets	23	1,362	1,237	1,940
Inventories	19	1,097	1,154	972
Other assets		1,109	1,420	1,247

Non-current assets		111,212	106,426	114,623
Intangible assets	20	52,675	50,745	55,460
Property, plant and equipment	21	47,806	46,294	49,249
Investments accounted for using the equity method	22	1,825	2,667	2,382
Other financial assets	23	779	1,636	1,368
Deferred tax assets	10	7,552	4,724	5,855
Other assets		575	360	309

Total assets		127,880	125,290	136,058

Liabilities and shareholders’ equity

Current liabilities		24,958	26,272	30,208
Financial liabilities	24	10,374	12,592	17,256
Trade and other payables	25	6,902	6,116	6,354
Income tax liabilities	10	1,358	1,049	466
Provisions	29	3,621	3,546	3,070
Other liabilities	27	2,703	2,969	3,062

Non-current liabilities		53,340	53,215	62,112
Financial liabilities	24	36,347	38,498	46,776
Provisions for pensions and other employee benefits	28	4,596	4,209	4,175
Other provisions	29	2,036	2,883	2,601
Deferred tax liabilities	10	8,331	5,948	7,024
Other liabilities	27	2,030	1,677	1,536

Liabilities		78,298	79,487	92,320

Shareholders’ equity	30	49,582	45,803	43,738
Issued capital	31	10,747	10,747	10,746
Capital reserves	32	49,561	49,528	49,500
Retained earnings including carryforwards	33	(18,760)	(17,766)	(19,829)
Other comprehensive income	34	(1,055)	(2,678)	(2,954)
Net profit (loss)		5,584	1,593	2,063
Treasury shares	35	(6)	(8)	(8)
Equity attributable to equity holders of the parent		46,071	41,416	39,518
Minority interests	36	3,511	4,387	4,220

Total liabilities and shareholders’ equity		127,880	125,290	136,058

Consolidated cash flow statement.

millions of €	Note

37

Profit after income taxes

Depreciation, amortization and impairment losses
Income tax expense (refund)
Interest income and interest expenses
(Gain) loss from the disposal of non-current assets
Share of (profit) loss of associates and joint ventures accounted for using the equity method
Other non-cash transactions
Change in assets carried as working capital
Change in provisions
Change in other liabilities carried as working capital
Income taxes received (paid)
Dividends received
Cash generated from operations

Interest paid
Interest received
Net cash from operating activities

Cash outflows for investments in
– Intangible assets
– Property, plant and equipment
– Non-current financial assets
– Investments in fully consolidated subsidiaries
Proceeds from disposal of
– Intangible assets
– Property, plant and equipment
– Non-current financial assets
– Investments in fully consolidated companies and business units
Net change in short-term investments and marketable securities
Other
Net cash used in investing activities

Proceeds from the issue of current financial liabilities
Repayment of current financial liabilities
Proceeds from the issue of non-current financial liabilities
Repayment of non-current financial liabilities
Dividend payments
Proceeds from the exercise of stock options
Repayment of lease liabilities
Change in minority interests
Net cash used in financing activities

Effect of exchange rate changes on cash and cash equivalents

Net increase (decrease) in cash and cash equivalents

Cash and cash equivalents, at the beginning of the year

Cash and cash equivalents, at the end of the year

millions of €	2005	2004	2003

Profit after income taxes	6,016	2,017	2,517

Depreciation, amortization and impairment losses	12,497	13,127	10,305
Income tax expense (refund)	196	1,552	1,709
Interest income and interest expenses	2,401	3,280	3,589
(Gain) loss from the disposal of non-current assets	(1,058)	(1,306)	(865)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(152)	27	192
Other non-cash transactions	(111)	845	1,207
Change in assets carried as working capital	(360)	523	(643)
Change in provisions	(230)	604	651
Change in other liabilities carried as working capital	(130)	(337)	223
Income taxes received (paid)	(1,200)	48	121
Dividends received	60	82	38
Cash generated from operations	17,929	20,462	19,044

Interest paid	(4,017)	(4,986)	(4,766)
Interest received	1,086	1,244	775
Net cash from operating activities	14,998	16,720	15,053

Cash outflows for investments in
– Intangible assets	(1,868)	(1,044)	(1,141)
– Property, plant and equipment	(7,401)	(5,366)	(5,221)
– Non-current financial assets	(604)	(870)	(391)
– Investments in fully consolidated subsidiaries	(2,051)	(483)	(275)
Proceeds from disposal of
– Intangible assets	33	7	19
– Property, plant and equipment	333	550	1,016
– Non-current financial assets	1,648	2,140	1,989
– Investments in fully consolidated companies and business units	0	1	1,511
Net change in short-term investments and marketable securities	(148)	564	(222)
Other	0	0	466
Net cash used in investing activities	(10,058)	(4,501)	(2,249)

Proceeds from the issue of current financial liabilities	5,304	703	12,094
Repayment of current financial liabilities	(14,747)	(13,798)	(21,381)
Proceeds from the issue of non-current financial liabilities	4,944	1,322	6,940
Repayment of non-current financial liabilities	(443)	(481)	(3,211)
Dividend payments	(2,931)	(404)	(96)
Proceeds from the exercise of stock options	34	21	16
Repayment of lease liabilities	(200)	(244)	(150)
Change in minority interests	0	0	(7)
Net cash used in financing activities	(8,039)	(12,881)	(5,795)

Effect of exchange rate changes on cash and cash equivalents	69	(17)	(36)

Net increase (decrease) in cash and cash equivalents	(3,030)	(679)	6,973

Cash and cash equivalents, at the beginning of the year	8,005	8,684	1,711

Cash and cash equivalents, at the end of the year	4,975	8,005	8,684

Consolidated statement of changes in shareholders’ equity.

	Equity attributable to equity holders of the parent
	Equity contributed			Consolidated shareholders’ equity generated				Other comprehensive income
								Fair value
								measurement	Fair value
								of	measurement	Revaluation
	Number of							available-	of	due to
	shares in	Issued	Capital	Retained	Carry-	Net profit		for-sale	hedging	business	Deferred
millions of €	thousands	capital	reserves	earnings	forwards	(loss)	Total	assets	instruments	combinations	taxes

At Jan. 1, 2003	4,197,752	10,746	49,551	(19,827)	0	0	(19,827)	316	267	0	(110)
Changes in the composition of the Group				(2)			(2)
Profit after income taxes						2,063	2,063
Dividends							0
Proceeds from the exercise of stock options			20				0
Shareholders’ equity effect from mandatory convertible bond including tax effect			(71)				0
Change in other comprehensive income (not recognized in income statement)							0	(9)	857		(326)
Recognition of other comprehensive income in income statement							0	(45)
At Dec. 31, 2003	4,197,752	10,746	49,500	(19,829)	0	2,063	(17,766)	262	1,124	0	(436)
Changes in the composition of the Group							0
Profit after income taxes						1,593	1,593
Unappropriated net profit (loss) carried forward from previous year					2,063	(2,063)	0
Dividends							0
Proceeds from the exercise of option and conversion rights	102	1	28				0
Change in other comprehensive income (not recognized in income statement)							0	855	304	63	(120)
Recognition of other comprehensive income in income statement							0	(257)	1
At Dec. 31, 2004	4,197,854	10,747	49,528	(19,829)	2,063	1,593	(16,173)	860	1,429	63	(556)
Changes in the composition of the Group				(6)			(6)
Profit after income taxes						5,584	5,584
Unappropriated net profit (loss) carried forward from previous year					1,593	(1,593)	0
Dividends				(2,586)			(2,586)
Proceeds from the exercise of stock options	224		33				0
Change in other comprehensive income (not recognized in income statement)				5			5	126	(537)	(5)	211
Recognition of other comprehensive income in income statement							0	(984)	(28)		10
Sale of 2005 anniversary shares							0
At Dec. 31, 2005	4,198,078	10,747	49,561	(22,416)	3,656	5,584	(13,176)	2	864	58	(335)

	Other comprehensive income						Minority interests
					Total			Other comprehensive income
	Difference from currency transaction	Other	Total	Treasury shares	(equity attributable to equity holders of the parent	Minority interest capital	Fair value measurement of available- for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Other	Total	Total (minority interest in equity	Total consolidated shareholders’ equity

At Jan. 1, 2003	(33)	0	440	(8)	40,902	4,093	0	0	0	0	(31)	0	(31)	4,062	44,964
Changes in the composition of the Group			0		(2)	(134)							0	(134)	(136)
Profit after income taxes			0		2,063	454							0	454	2,517
Dividends			0		0	(97)							0	(97)	(97)
Proceeds from the exercise of stock options			0		20								0	0	20
Shareholders’ equity effect from mandatory convertible bond including tax effect			0		(71)								0	0	(71)
Change in other comprehensive income (not recognized in income statement)	(3,871)		(3,349)		(3,349)						(66)	1	(65)	(65)	(3,414)
Recognition of other comprehensive income in income statement			(45)		(45)								0	0	(45)
At Dec. 31, 2003	(3,904)	0	(2,954)	(8)	39,518	4,316	0	0	0	0	(97)	1	(96)	4,220	43,738
Changes in the composition of the Group			0		0	(14)							0	(14)	(14)
Profit after income taxes			0		1,593	424							0	424	2,017
Unappropriated net profit (loss) carried forward from previous year			0		0								0	0	0
Dividends			0		0	(394)							0	(394)	(394)
Proceeds from the exercise of option and conversion rights			0		29								0	0	29
Change in other comprehensive income (not recognized in income statement)	(623)		479		479				61		90		151	151	630
Recognition of other comprehensive income in income statement	53		(203)		(203)								0	0	(203)
At Dec. 31, 2004	(4,474)	0	(2,678)	(8)	41,416	4,332	0	0	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group			0		(6)	(1,009)			6		(2)		4	(1,005)	(1,011)
Profit after income taxes			0		5,584	432							0	432	6,016
Unappropriated net profit (loss) carried forward from previous year			0		0								0	0	0
Dividends			0		(2,586)	(351)							0	(351)	(2,937)
Proceeds from the exercise of stock options			0		33								0	0	33
Change in other comprehensive income (not recognized in income statement)	2,794		2,589		2,594	4			(4)		48		44	48	2,642
Recognition of other comprehensive income in income statement	36		(966)		(966)								0	0	(966)
Sale of 2005 anniversary shares			0	2	2								0	0	2
At Dec. 31, 2005	(1,644)	0	(1,055)	(6)	46,071	3,408	0	0	63	0	39	1	103	3,511	49,582

Notes to the consolidated financial statements.

Summary of accounting policies.

General information.

The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom) is one of the world’s leading service providers in the telecommunications and information technology sector. With its strategic business areas Broadband/ Fixed Network, Mobile Communications and Business Customers, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The Company’s registered office is in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The Declaration of Conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) was released and made available to shareholders.

In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). Deutsche Telekom therefore also prepares financial information in accordance with U.S. GAAP (Generally Accepted Accounting Principles) applicable at the balance sheet date. Differences between accounting and measurement principles applied in Deutsche Telekom’s consolidated financial statements under IFRS and those under U.S. GAAP are explained in the Annual Report on Form 20-F filed with the SEC.

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG, which have an unqualified audit opinion from Ernst & Young AG Wirtschaftsprüfungsgesellschaft,Stuttgart, and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Register of the Bonn District Court under No. HRB 6794. This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom’s listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.deutschetelekom.com.

The consolidated financial statements of Deutsche Telekom for the 2005 financial year were released for publication by the Board of Management on February 13, 2006.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in § 315a (1) HGB (Handelsgesetzbuch –  German Commercial Code). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing these consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The consolidated financial statements of Deutsche Telekom therefore also comply with IFRS. In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRSs required to be applied as of December 31, 2005.  The resulting differences between the IFRS carrying amounts and the carryingamounts of the assets and liabilities in the consolidated balance sheet under German GAAP (Handelsgesetzbuch – HGB) as of January 1, 2003 are recognized directly in equity at the date of transition to IFRS.

In August 2005, the IASB issued IFRS 7 “Financial Instruments: Disclosures,”  which contains new regulations concerning the disclosure of financial instruments.  IFRS 7 replaces the disclosure regulations of International Accounting Standard (IAS) 32 and must be applied to reporting periods that commence on or after January 1, 2007. Deutsche Telekom has decided to apply IFRS 7  voluntarily to its 2005 consolidated financial statements and makes use of the option in IFRS 1 to prepare comparable data for the 2004 and 2003 financial years under IAS 32.

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in shareholders’ equity include two comparative years.

Presentation in the balance sheet differentiates between current and noncurrent assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenues are compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

Standards, interpretations and amendments issued, but not yet adopted.

In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Funds.” IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation.  The provisions are effective for financial years beginning on or after January 1, 2006. The adoption of IFRIC 5 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial positionor cash flows.

In December 2004, the IASB issued an amendment to IAS 19, “Employee Benefits.” The IASB has decided to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. This optional method may be used for financial years beginning on or after December 16, 2004. Deutsche Telekom decided not to apply this option. The amendment also specifies how Group entities should account for defined benefit group plans in their separate or individual financial statements and requires entities to give additional disclosures. This provision is effective for financial years beginning on or after January 1, 2006 and is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In April 2005, the IASB issued an amendment to IAS 39, “Financial Instruments:  Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions.” Under this amendment, it is possible to recognize the foreign currency risks of a highly probable forecast intragroup transaction as a hedge in the consolidated financial statements. This requires the transaction to be denominated in a currency other than the functional currency of the entity entering into that transaction and the resulting currency risk to be recognized in net profit/loss in accordance with IFRS. The adoption of this amendment to IAS 39 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In June 2005, the IASB issued an amendment to IAS 39, “Financial Instruments:  Recognition and Measurement – The Fair Value Option,” to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. As Deutsche Telekom decided not to apply the fair value option, this amendment is not applicable.

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Instruments – Capital Disclosures.” The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In August 2005, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 4, “Insurance Contracts,” “Financial Guarantee Contracts.” These amendments clarify whether IFRS 4 or IAS 39 is to be applied when accounting for financial guarantee contracts in the issuer’s financial statements. Regardless of whether they fulfill the characteristics of an insurance contract, financial guarantees are included in the scope of IAS 39 and are measured at fair value upon initial recognition. Subsequently, financial guarantees are measured at the higher of (1) the amount determined in accordance with IAS 37 and (2) the amount initially recognized (less, when appropriate, cumulative amortization recognized in accordance with IAS 18). If the issuer has asserted prior to the amendment to the standard that it regards a financial guarantee contract as an insurance contract within the meaning of IFRS 4, the issuer may elect to continue to apply IFRS 4 or to adopt IAS 39. The amendments to IAS 39 and IFRS 4 are not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2005, the IFRIC issued IFRIC 7, “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies.” IFRIC 7  clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other nonmonetaryitems the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) Deferred tax items are remeasured in accordance with IAS 12, “Income Taxes,” after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In December 2005, the IASB issued an amendment to IAS 21, “The Effects of Changes in Foreign Exchange Rates.” The amendment to IAS 21 provides that if an exchange difference arises on a monetary item that forms part of areporting entity’s net investment in a foreign operation, that exchange difference should be reclassified to the separate component of equity in the financial statements in which the foreign operation is consolidated, proportionately consolidated, or accounted for using the equity method. This requirement applies regardless of the currency in which the monetary item is denominated and of which Group entity transacts with the foreign operation. The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 21 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2006, the IFRIC issued IFRIC 8, “Scope of IFRS 2.” The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes sharebased payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies.  IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The adoption of this interpretation is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies.  Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

The changes in the composition of the Deutsche Telekom Group in 2005 are presented in the following table:

	Domestic	International	Total

Consolidated subsidiaries (including special-purpose entities)
Jan. 1, 2005	73	272	345
Additions	0	20	20
Disposals	(4)	(11)	(15)
Dec. 31, 2005	69	281	350
Associates accounted for using the equity method
Jan. 1, 2005	12	16	28
Additions	1	0	1
Disposals	(2)	(5)	(7)
Dec. 31, 2005	11	11	22
Joint ventures accounted for using the equity method
Jan. 1, 2005	2	2	4
Additions	0	0	0
Disposals	0	(2)	(2)
Dec. 31, 2005	2	0	2

Total
Jan. 1, 2005	87	290	377
Additions	1	20	21
Disposals	(6)	(18)	(24)
Dec. 31, 2005	82	292	374

Business combinations.

2004:

On February 18, 2004, Deutsche Telekom AG acquired all shares in the Scout24 group, Baar/Switzerland via its subsidiary T-Online International AG.  The purchase price of EUR 0.2 billion was paid in cash and included the assumption of a shareholder loan amounting to EUR 37 million. The Scout24 group is primarily active in the market for internet marketplaces such as AutoScout24 and ImmobilienScout24. Goodwill of EUR 96 million resulted from a company valuation and subsequent purchase price allocation.

Pursuant to a purchase agreement dated December 23, 2004, Slovak Telecom – a 51 percent subsidiary of Deutsche Telekom – acquired the remaining 49 percent of the shares in the Slovak mobile communications operator EuroTel Bratislava (renamed
T-Mobile Slovensko in May 2005) for a cash price of EUR 0.3 billion. The company valuation and subsequent purchase price allocation resulted in a goodwill of EUR 59 million.

The fair values at the time of the aforementioned business combination and the carrying amounts immediately prior to the business combination are shown in the table below:

	Scout24 group		T-Mobile Slovensko
	Amounts recognized	Carrying amounts	Amounts recognized	Carrying amounts
	(fair values) at the	immediately prior	(fair values) at the	immediately prior
	date of first-time	to the business	date of first-time	to the business
millions of €	consolidation	combination	consolidation	combination

Assets	129	45	672	370
Current assets	16	16	74	74
Cash and cash equivalents	4	4	22	22
Other assets	12	12	52	52

Non-current assets	113	29	598	296
Intangible assets	66	2	410	89
Property, plant and equipment	2	2	179	203
Investments accounted for using the equity method	21	1	0	0
Other assets	24	24	9	4

Liabilities	86	63	251	187
Current liabilities	63	63	67	67
Financial liabilities	36	36	2	2
Trade and other payables	5	5	36	36
Other liabilities	22	22	29	29

Non-current liabilities	23	0	184	120
Financial liabilities	0	0	100	97
Other liabilities	23	0	84	23

2005:

In February and March 2005, Deutsche Telekom purchased as part of a public tender offer approximately 16 percent of the outstanding shares in T-Online for a total price of EUR 1.8 billion. This share acquisition is part of the planned merger of T-Online into Deutsche Telekom AG. These transactions in February and March 2005 led to an increase in goodwill of EUR 0.8 billion.

Magyar Telekom, Deutsche Telekom’s Hungarian subsidiary, acquired an equity interest of approximately 76.5 percent in the Telekom Montenegro group for around EUR 0.15 billion in March and May 2005. The purchase price waspaid in cash. In addition to traditional fixed-network services, the Telekom Montenegro group not only offers mobile communications services, but also operates as an Internet service provider. The purchase price allocation resulted in a goodwill of EUR 25 million. Telekom Montenegro was included in the consolidated financial statements as of March 31, 2005 for the first time.

	Telekom Montenegro group
millions of €	Amounts recognized (fair values) at the date of first-time consolidation	Carrying amounts immediately prior to the business combination

Assets	201	181
Current assets	35	35
Cash and cash equivalents	7	7
Other assets	28	28

Non-current assets	166	146
Intangible assets	40	19
Property, plant and equipment	114	122
Other assets	12	5

Liabilities	41	44
Current liabilities	28	34
Financial liabilities	10	15
Trade and other payables	6	6
Other liabilities	12	13

Non-current liabilities	13	10
Financial liabilities	3	3
Other liabilities	10	7

T-Online International AG fully acquired the cable network operator Albura Telecomunicaciones at June 30, 2005. The purchase price amounted to EUR 36 million; the purchase price allocation resulted in negative goodwill of EUR 4 million, which was recognized as income in profit or loss. The fair values of the assets acquired amounted to less than EUR 0.1 billion.

Pro forma information.

The following pro forma information shows the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in 2003 through 2005, as if they had been consolidated at thebeginning of the financial year in which the acquisition was made.

millions of €	2005	2004	2003

Net revenue
Reported	59,604	57,353	55,596
Pro forma	59,627	57,671	55,596

Net profit
Reported	5,584	1,593	2,063
Pro forma	5,584	1,639	2,063

Earnings per share (€)
Reported	1.31	0.39	0.50
Pro forma	1.31	0.40	0.50

Principal subsidiaries.

The principal subsidiaries whose revenues, together with Deutsche Telekom AG, account for more than 90 percent of the Group’s revenue are shown in the table below:

	Deutsche
	Telekom		Employees
	share	Net revenue	annual
	in%	millions of €	average
Name and registered office	Dec. 31, 2005	2005	2005

Consolidated subsidiaries
T-Mobile Deutschland GmbH, Bonn(2)	100.00	8,621	7,705
T-Mobile Holdings Ltd., Hatfield, United Kingdom(1), (3)	100.00	4,153	5,434
T-Mobile Austria GmbH, Vienna, Austria(1), (4)	100.00	885	1,585
T-Mobile USA, Inc., Bellevue, Washington, USA(1), (2)	100.00	11,887	24,943
T-Mobile Czech Republic a.s., Prague, Czech Republic(5)	60.77	938	2,455
T-Mobile Netherlands Holding B.V., The Hague, Netherlands(1), (3)	100.00	1,064	1,455
T-Online International AG, Darmstadt(1)	90.14	1,755	1,791
T-Systems Enterprise Services GmbH, Frankfurt/Main	100.00	5,830	19,073
T-Systems GEI GmbH, Aachen(5)	100.00	528	3,614
GMG Generalmietgesellschaft mbH, Münster	100.00	1,750	0
DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	904	6,422
T-Systems Business Services GmbH, Bonn(1)	100.00	3,711	8,214
Magyar Telekom Rt., Budapest, Hungary(1), (7)	59.21	2,504	10,775
Slovak Telecom a.s., Bratislava, Slovakia(1)	51.00	759	5,857
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,149	6,811

(1) Consolidated subgroup financial statements.

(2) Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG’s indirect share: 100%).

(3) Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).

(4) Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).

(5) Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG’s indirect share: 100%).

(6) Indirect shareholding via T-Systems International GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).

(7) Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

In accordance with § 313 HGB, the full list of investment holdings is filed with the Commercial Register of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with
§ 264 (3) HGB.

Consolidation methods.

The financial statements of the companies included in Deutsche Telekom’s consolidated financial statements are prepared in accordance with uniform accounting policies.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Any excess of the cost of the business combination over the acquirer’s interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, in accordance with the treatment of the corresponding assets and liabilities.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled by Deutsche Telekom.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer’s interest.

Currency translation.

Foreign currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items continue to be translated at the exchange rate at the date of transaction. Any resulting exchange rate differences are recognized in profit or loss.

The financial statements of Group entities whose functional currency is not the euro are translated using the modified closing rate method. In the consolidated financial statements, the assets and liabilities of foreign Group entities are translated into euros from the local currency at the middle rates at the balance sheet date. The income statements and corresponding profit or loss of foreign currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

The exchange rates of certain significant currencies changed as follows:

	Annual average rate			Rate at balance sheet date
	€2005	2004	2003	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

100 Czech korunas (CZK)	3.35741	3.13631	3.14101	3.44983	3.29045	3.08873
1 Pound sterling (GBP)	1.46209	1.47305	1.44585	1.45541	1.41624	1.41663
100 Croatian kunas (HRK)	13.51280	13.33720	13.21220	13.56480	13.04550	13.11000
1,000 Hungarian forints (HUF)	4.03201	3.97687	3.94347	3.95594	4.06902	3.79407
100 Polish zlotys (PLN)	24.86080	22.10010	22.73590	25.90210	24.52550	21.27500
100 Macedonian denars (MKD)	1.65696	1.61304	1.64012	1.64052	1.57865	1.62514
100 Slovak korunas (SKK)	2.59153	2.49843	2.41004	2.63992	2.58158	2.43000
1 U.S. dollar (USD)	0.80325	0.80386	0.88492	0.84496	0.73320	0.79340

Accounting policies.

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply. The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The useful lives of the Company’s mobile communications licenses are as follows:

Years

Mobile communications licenses:
FCC licenses	Indefinite
UMTS licenses	15 to 22
GSM licenses	10 to 20

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cashgenerating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cashgenerating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditures, market share, growth rates and discount rate. Cash flow calculations are supported by external sources of information.

Property, plant and equipment is carried at cost less straight-line depreciation and impairment losses. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with    IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. Costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are allocated to the relevant assets and expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The recoverable amount of the cash-generating units is generally determined using discounted cash flow calculations. Cash flows are projected over the estimated useful life of the asset or cash-generating unit. The discount rate used reflects the risk specific to the asset or cash-generating unit. The cash flows used reflect management assumptions and are supported by external sources of information.

The useful lives of material asset categories are as follows:

Years

Buildings	25 to 50
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 12
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Other equipment, operating and office equipment	2 to 23

Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which substantially all risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized by the lessor.  Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified intorepayments of the lease receivable and financial income. The lease receivable is reduced using the effective interest method and the carrying amountadjusted accordingly.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes.  Investment property is measured at cost less any accumulated depreciation and impairment losses.

Non-current assets held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as “non-current assets held for sale.” Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases,the impairment loss previously recognized must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at cost. Borrowing costs are not capitalized. Items of inventory are written down at the balance sheet date if their net realizable value is lower than their carrying amount. Similar items of inventory are measured using the weighted average cost method.

Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the balance sheet date, but also expected future salary and benefit increases. For discounting the present value of benefits, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 4.1 percent as of December 31, 2005. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percentof the fair value of any plan assets at this point in time. In this case they are amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. The interest component of the addition to provisions contained in pension expenses is classified as interest expense. The return on plan assets is also classified in interestincome. Service costs are classified as operating expenses. The amounts payable under defined contribution plans are expensed when the contributions are due and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Past service costs are recognized immediately to the extent that the benefits are vested, otherwise, they are recognized ona straight line basis over the average remaining vesting period.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation.  The contributions are expensed in the period in which they are incurred and classified as operating expenses.

Part-time working arrangements for employees approaching retirement are based on the block model of Altersteilzeit (partial retirement arrangement).  Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the term of the arrangement. The cumulative outstanding settlement amount is based on the difference between (a) the employee’s remuneration before entering partial retirement (including theemployer’s social security contributions) and (b) the remuneration for the part-time service (including the employer’s social security contributions, but excluding top-up payments). The second type of obligation relates to the employer’s obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligationarises.

Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of paymentsor changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to expected losses fromexecutory contracts.

Contingencies (contingent liabilities and assets) are essentially potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities are recognized at their fair value if they were assumed in the course of a business combination. Contingent assets may not be recognized. Information on contingent liabilities are disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote.  The same applies to contingent assets where an inflow of economic benefits is probable.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, tradepayables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis.

The liability and equity components of compound financial instruments are reported separately in the issuer’s financial statements. The liability component is recognized at the amount that would have been generated from the issue of the equivalent debt instrument without the equity component based on the market conditions at the issue date. Accordingly, the amount recognized in equity – including deferred taxes and transaction costs – is equal to the market value of the conversion rights or options at the issue date, and hence the difference to the proceeds of issue. The equity component is included in capital reserves at a constant amount.

Financial assets are measured at fair value on initial recognition. For all financial assets not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account.  The fair values recognized in the balance sheet generally correspond to the market prices of the financial assets. If these are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

Cash and cash equivalents, which include cash accounts and short-term cash deposits at banks, have maturities of up to three months and are measured at amortized cost.

Trade and other current receivables are measured at cost less any impairment losses using the effective interest method, if necessary. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of business areas and regional circumstances, this decision is the responsibility of the portfolio managers in question.

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as “held for trading.” Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as “available for sale” and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is prolonged, significant or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

The carrying amounts of the financial assets that are not designated as at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of impairment (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment’s special risk position.

Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

Trade payables and other non-derivative financial liabilities are generally measured at amortized cost using the effective interest method.

The Group has not yet made use of the option to designate financial liabilities upon initial recognition as financial liabilities at fair value through profit or loss.

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as “held for trading” and reported at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

Deutsche Telekom uses derivatives to hedge the interest rate and currency risks resulting from its operating, financing, and investing activities.

The Company does not hold or issue derivatives for speculative trading purposes.

Like all financial instruments, derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value must be calculated using standard financial valuation models.

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the “clean price” and the “dirty price.” In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

For recording changes in the fair values, recognition in either the income statement or directly in equity, a determination is made whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If no hedge accounting is employed, the changes in the fair values of the derivatives must always be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

Deutsche Telekom applies hedge accounting in accordance with IAS 39 to hedge balance sheet items and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

Fair value hedges are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profitor loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is always recognized in profit or loss. In the case of currency risks, the change in the fair value resulting from spot rate changes is designated as the hedged risk. The interest component is separated from the hedge in accordance with IAS 39.74 (b). If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

If hedges of a net investment in a foreign operation are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign currency translation of the hedged investment in accordance with IAS 21, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. Thecumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets/liabilities or (firmly agreed) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the balance sheet date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques.

Revenues contain all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Up-front fees and related costs are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Related costs of acquiring customers are also deferred, up to the amount of deferred up-front fees, and recognized over the average customer retention period. For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately. Deutsche Telekom has adopted the framework of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21) in order to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separatedinto individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). If the fair value of the delivered elements can notbe determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the balance sheet item “trade and other receivables.” Receivables from construction contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities from construction contracts. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

Revenue in Deutsche Telekom’s strategic business areas is recognized as follows:

Broadband/Fixed Network.

The Broadband/Fixed Network strategic business area comprises the T-Com and T-Online business units. T-Com provides customers with narrow and broadband access to its fixed network. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue. T-Online revenues consist primarily of revenues from subscriber fees and charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Mobile Communications.

Mobile Communications revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Business Customers.

Business Services.

Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice and data services are recognized under such contracts when used by the customer. Revenues from Hosting & ASP Services are recognized as the services are provided.

Enterprise Services.

The terms of contracts awarded by Enterprise Services generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from service contracts billed on the basis of time and material used is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of customized productsand/or services is generally covered by one of the following types of contracts: fixed-price, milestone, or time and material-based. For fixed-price contracts, revenue is generally recognized in line with the percentage of completion. For milestone contracts, revenue is recognized at the time a milestone is achieved and accepted by the customer. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered. Revenue from maintenance services is recognized over the contractual period or as the services are provided. Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized. Revenue from rentals and leases is recognized monthly as the fees accrue. Revenue for telecommunication services rendered by Enterprise Services is realized in line with the methods described under Business Services.

Income taxes include current income taxes payable as well as deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary difference arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accountingnor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

Measurement uncertainties.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as the basis for the preparation of the consolidated financial statements. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, in particular in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of Deutsche Telekom’s mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this will result in less revenue, less cash flow and potential impairment to write-down these investments to their fair values, which could adversely affect future operating results.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include ARPU, subscriber acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded in accordance with IFRS when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is prolonged involves judgment and relies heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation methods, based on information available from the investee. To determine whether an impairment is prolonged, the Company considers the ability and intent to hold the investment for a reasonableperiod of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions,particularly a downturn in the telecommunications industry, or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred taxassets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction be recognized in profit or loss.

Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuation, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost, because the amount of funded plan assets is small in relation to the outstanding pension obligations. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the sources of regular income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. In the past, Deutsche Telekom recognized provisions in the amount of the actuarially determined present value of DeutscheTelekom’s share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

Deutsche Telekom exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

Revenue recognition.

Customer activation fees.

T-Com and T-Mobile receive installation and activation revenues from new customers. These revenues (and related costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

Construction contracts.

T-Systems conducts a portion of its business under long-term contracts with customers. Deutsche Telekom accounts for certain long-term service contracts using the percentage-of-completion method, recognizing revenue as performance of a contract progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements.

The framework of the Emerging Issues Task Force Issue No. 00-21 was adopted to account for multiple-element arrangements in accordance with IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). The determination of fair values is complex, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, affecting future operating results.

Explanation of transition to IFRS.

According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards for the first time for the 2005 financial year. The opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1). Deutsche Telekom adopts IFRS as adopted by the European Commission for use in the European Union for the first time in its consolidated financial statements for the year ended December 31, 2005, which includes comparative financial statements for the years ended December 31, 2004 and 2003. IFRS 1 requires that an entity develops accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS and throughout all periodspresented in the first IFRS consolidated financial statements.

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with those IFRSs required to be applied as of December 31, 2005. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP as of January 1, 2003 are recognized directly in equity at the date of transition to IFRS.

Explanation of exemptions applied under IFRS 1.

In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions applied by Deutsche Telekom are explained below:

Business combinations.

IFRS 3, “Business Combinations,” is not required to be applied retroactively to business combinations that took place before the date of transition to IFRS. Deutsche Telekom has applied this exemption. The classification and amounts recorded in a business combination under German GAAP must then be maintained. As a rule, all assets and liabilities that were acquired or assumed in business combinations must be carried in the opening IFRS consolidated balance sheet. All assets, except intangible assets, and liabilities that were recognized in the consolidated balance sheet under German GAAP but that do not meet the IFRS recognition criteria are not recognized in the opening IFRS consolidated balance sheet, and reduce or increase the amount of retained earnings. All assets, except intangible assets and liabilities that were not recognized in the consolidated balance sheet under German GAAP but that do meet the IFRS recognition criteria are recognized in the opening IFRS consolidated balance sheet and increase or reduce the amount of retained earnings. Changes in the carrying amount of assets and liabilities already recognized under German GAAP are also presented in retained earnings. The carrying amount of goodwill under German GAAP is recognized in the opening IFRS consolidated balance sheet, subject to any necessary adjustments.

At the date of transition to IFRS, goodwill was tested for impairment and was written down at the date of transition to IFRS if required. No other adjustments to the carrying amount were required.

Historical cost and accumulated goodwill amortization were netted for the purpose of preparing the opening IFRS consolidated balance sheet.

Revaluation as deemed cost.

Entities that have revalued their assets at fair values at one particular date prior to first-time adoption of IFRS because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. Deutsche Telekom has applied this exemption and has used the fair values of assets recognized in its opening consolidated balance sheet at the date of privatization (January 1, 1995) as the deemed cost of the assets under IFRS at January 1, 1995. These figures were carried in accordance with regulations on subsequent measurement for the period January 1, 1995 to January 1, 2003 (date of preparation of the opening IFRS consolidated balance sheet).

Fair value measurement.

An entity may elect to measure certain items of non-current assets at the date of transition at fair value instead of subsequent historical cost under IFRS; this exemption may be applied individually to each asset. Deutsche Telekom has applied this exemption in specific cases.

Employee benefits.

If an entity elects to recognize actuarial gains and losses arising as a result of the measurement of defined benefit plans after the date of transition to IFRS using the corridor approach permitted by IAS 19 “Employee Benefits,” it may still decide not to apply the corridor approach retrospectively and to recognize all cumulative actuarial gains and losses from defined benefit plans directly in equity at the date of transition to IFRS. Deutsche Telekom has applied this exemption.

Cumulative translation differences.

Under IAS 21 “The Effects of Changes in Foreign Exchange Rates,” differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would be required to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. Deutsche Telekom has applied this exemption.

Share-based payment.

Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 “Share-based Payment” by a first-time adopter. Deutsche Telekom has applied this exemption.

In contrast to the quarterly financial statements published in 2005 and aside from mere changes in presentation, the following main adjustments were made as part of the final preparations for the first IFRS consolidated financial statements and apply to the opening balance sheet and those for subsequent periods: remeasurement of bonds due to ratings adjustments, and a correction to the accrual basis of accounting for revenues. Their impact on the financial position and results of operations in previous periods was immaterial.

Material effects on the financial position and results of operations as a consequence of the transition from German GAAP to IFRS are presented in the following reconciliation.

Reconciliation of consolidated shareholders’ equity

millions of €	Explanatory notes	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003

Shareholders’ equity under German GAAP		37,941	33,811	35,416
Goodwill	1	(3,070)	(3,508)	(5,953)
Mobile communications licenses	1	9,773	13,134	13,973
Software	2	583	608	623
Borrowing costs	3	(477)	(574)	(774)
Available-for-sale financial assets	4	856	270	283
Leases	5	(641)	(456)	(189)
Provisions	6	1,550	1,587	1,093
Pension provisions		381	279	(167)
Other provisions		1,169	1,308	1,260
Deferred revenue	7	(1,023)	(944)	(923)
Other IFRS adjustments	8	294	60	101
Deferred taxes	9	17	(250)	1,314
Deferred tax assets		2,854	4,008	7,008
Deferred tax liabilities		(2,837)	(4,258)	(5,694)
Shareholders’ equity under IFRS		45,803	43,738	44,964

Reconciliation of profit after income taxes

millions of €	Explanatory notes	Financial year 2004	Financial year 2003

Income after taxes under German GAAP		4,933	1,623
Goodwill	1	115	1,584
Mobile communications licenses	1	(3,083)	1,113
Software	2	(24)	(6)
Borrowing costs	3	94	184
Available-for-sale financial assets	4	(13)	(7)
Leases	5	(191)	(271)
Provisions	6	30	500
Pension provisions		105	439
Other provisions		(75)	61
Deferred revenue	7	(83)	(24)
Other IFRS adjustments	8	72	(118)
Deferred taxes	9	167	(2,061)
Profit after income taxes under IFRS		2,017	2,517

1 Goodwill and mobile communications licenses.

FCC licenses have indefinite useful lives because of their independence from future technological developments and they are renewable indefinitely at little cost. Therefore, in contrast to German GAAP, under IFRS FCC licenses are not amortized but instead reviewed for impairment once a year (impairment-only approach). As a result, the amortization and non-scheduled write-downs of the FCC licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This reversal increased the carrying amount of the FCC licenses at January 1, 2003 by EUR 9.9 billion as compared to German GAAP.

In contrast to German GAAP, goodwill is not amortized under IFRS due to its indefinite useful life. Instead, goodwill is allocated to the Group’s cash-generating units and tested for impairment once a year and, if a triggering event exists, during the year.

The impairment test performed in accordance with IFRS resulted in an impairment loss at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the net carrying amount of goodwill. In 2004 as part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless and the ensuing transfer of mobile communications licenses, the licenses were impaired by EUR 1.3 billion. In addition, the write-up of the previously recorded non-scheduled write-downs of FCC licenses under German GAAP in the amount of EUR 2.4 billion in 2004 was reversed.

The impairment test of the T-Mobile UK cash-generating unit, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004, which reduced the net carrying amount of goodwill accordingly.

The causes of the 2004 impairment of T-Mobile UK were primarily the following:

•   Expected increase in competition due to the entrance of new competitors;

•   OFCOM (the independent regulator and competition authority for the UKcommunications industries) regulation effects on call termination charges.

The impairment test of the T-Mobile Netherlands cash-generating unit, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the net carrying amount of goodwill.

The impairment test of the Magyar Telekom (formerly MATÁV) cash-generating unit, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom cash-generating unit, which is part of T-Com, resulted in impairment under IFRS of EUR 0.2 billion as of December 31, 2004. Both these impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and non-scheduled write-downs under German GAAP as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. The UMTS licenses in Germany and the United Kingdom were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time by EUR 0.5 billion in the 2004 financial year.

2 Software.

Software and other development costs were expensed as incurred under German GAAP. However, in certain cases IFRS requires the capitalization of software development costs and their amortization over the software’s useful life. Under IFRS, recognizing the cost of internally developed software increases shareholders’ equity in all of the periods presented. In the periods following the recognition, profit after income taxes under IFRS in the periods presented remains largely unaffected.

3 Borrowing costs.

Borrowing (finance) costs incurred during construction periods were capitalized under German GAAP, whereas under IFRS capitalization is optional for qualifying assets. Deutsche Telekom has elected to expense all finance costs incurred in connection with qualifying assets. Expensing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower depreciation than under German GAAP increases profit after income taxes.

4 Available-for-sale financial assets.

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements using the equity method must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in equity. If an impairment is prolonged, it mustbe recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented.The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is EUR 1.0 billion; the effect of EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly as an increase in equity. Profit after income taxes remains largely unchanged in the periods presented.

5 Leases.

Under German GAAP, the lease accounting classification generally follows its tax treatment. Under IFRS, the classifications of leased assets are based on the substance of the arrangement. A larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. In an operating lease the lessor recognizes the asset while in a finance lease, the lessee recognizes the asset. Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back under operating leases, whereas under IFRS the buildings are classified as finance leases and the land as operatingleases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gains as well as disposal losses not attributable to the impairment of the asset are recognized over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and the profit after income taxes under IFRS in all of the periods presented.

6 Provisions.

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise from the different treatment of actuarial gains and losses in the opening IFRS balance sheet as of January 1, 2003 and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the periods presented.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS. Profit after income taxes remains largely unchanged in the periods presented.

7 Deferred revenue.

The main difference between German GAAP and IFRS is the manner in which up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, the up-front fees and the incremental costs are initially deferred and then recognized over the estimated average period of the customer retention. In addition, differences in the revenue recognition of construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

8 Other IFRS adjustments.

Other IFRS adjustments primarily relate to the different accounting for asset-backed securitization (ABS) transactions, derivatives, and the measurement of property, plant and equipment. All in all, this increased shareholders’ equity in all of the periods presented. Profit after income taxes increased for the 2004 financial year and decreased for the 2003 financial year.

9 Deferred taxes.

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s goodwill from the privatization, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts, yet under IFRS no goodwill is capitalized in Deutsche Telekom AG’s consolidated balance sheet. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS, in contrast to German GAAP, deferred tax assets are recognized on future expected tax reductions from the utilization of tax loss carryforwards. The deferred tax assets have been recognized to the extent it is probable that the recognized deferred tax assets from loss carryforwards will be realized, taking into account the expected developments of future earnings.

The recognition of deferred taxes assets of EUR 7.0 billion as of January 1, 2003 resulted in an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

Deferred taxes recognized on accounting differences consist primarily of deferred tax liabilities on temporary differences resulting from measurement differences under IFRS and German GAAP in connection with the realization of hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in the second quarter of 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

Explanatory notes on material adjustments to the cash flow statement.

Net cash from operating activities

millions of €	Explanatory notes	Financial year 2004	Financial year 2003

German GAAP		16,307	14,316
Internally developed software	10	254	242
ABS	11	(339)	378
Leases	12	207	150
Borrowing costs	13	(58)	(41)
Other		349	8
IFRS		16,720	15,053

Net cash used in investing activities

millions of €	Explanatory notes	Financial year 2004	Financial year 2003

German GAAP		(4,318)	(2,073)
Internally developed software	10	(254)	(242)
ABS	11	41	46
Leases	12	37	0
Borrowing costs	13	58	41
Other		(65)	(21)
IFRS		(4,501)	(2,249)

Net cash used in financing activities

millions of €	Explanatory notes	Financial year 2004	Financial year 2003

German GAAP		(12,652)	(5,226)
Internally developed software	10	0	0
ABS	11	298	(424)
Leases	12	(244)	(150)
Borrowing costs	13	0	0
Other		(283)	5
IFRS		(12,881)	(5,795)

10 Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operating expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, these expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

11 ABS.

As part of ABS transactions, certain financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs are generally consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that are consolidated by Deutsche Telekom. Therefore, under IFRS, both financial liabilities (December 31, 2004: EUR 1,563 million; thereof EUR 256 million with a maturity of less than one year) and trade receivables increase. Changes under this item are shown accordingly under net cash used in financing activities or working capital and therefore net cash from operating activities. The effects of retained discounts are no longer shown under net cash from operating activities as in German GAAP, but under financial liabilities or financial receivables and shown under net cash used in investing or used in financing activities under IFRS.

12 Leases.

Agreements that are classified as finance leases under IFRS but as operating lease for German GAAP lead to the IFRS recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash used in financing activities. In the case of an operating lease under German GAAP, these payments for operating leases were classified as net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

13 Borrowing costs.

Under German GAAP, certain borrowing costs are capitalized and shown under cash outflows for investments in property. Under IFRS, the option to capitalize borrowing costs was not applied and the payments are included in interest paid under net cash from operating activities.

Notes to the consolidated income statement.

1 Net revenue.

Net revenue breaks down into the following revenue categories:

millions of €	2005	2004	2003

Revenue from the rendering of services	55,942	53,451	51,697
Revenue from the sale of goods and merchandise	3,345	3,535	3,458
Revenue from the use of entity assets by others	317	367	441

Net revenue	59,604	57,353	55,596

The Mobile Communications business area, which increased revenues in the financial year by 12.1 percent, remains the major driver of revenues. The Broadband/Fixed Network business area, on the other hand, recorded a drop in revenues of about 3.0 percent, while the decline of revenues in the Business Customers business area was less pronounced at 2.0 percent.

Changes to the composition of the group had a favorable impact on revenues of approximately EUR 0.4 billion, as did currency translation effects of EUR 0.1 billion.

2 Cost of sales.

The cost of sales rose by approximately EUR 0.4 billion in 2005 to EUR 31.9 billion (2004: EUR 31.5 billion; 2003: EUR 29.5 billion). Compared to the growth in revenue, this is a less than proportional increase.

In addition to the sales-driven increase in costs, 2005 was impacted especially by higher amortization expense for UMTS licenses, along with increased depreciation expenses in connection with the acquisition of networks in California, Nevada and New York. This contrasts with EUR 1.3 billion in impairment losses on mobile communications licenses in the United States in 2004.

3 Selling expenses.

The increase in selling expenses by EUR 1.8 billion to EUR 14.7 billion (2004: EUR 12.9 billion; 2003: EUR 12.8 billion) results in particular from higher expenses at T-Mobile USA due to the growth in the number of T-Mobile stores, as well as higher customer acquisition costs. Higher marketing and selling expenses were also incurred in the Broadband/Fixed Network business area in connection with the broadband initiative.

4 General and administrative expenses.

In 2005, general and administrative expenses decreased year-on-year by EUR 0.3 billion to EUR 4.2 billion (2004: EUR 4.5 billion; 2003: EUR 4.6 billion). The decline at Group Headquarters & Shared Services (due in part to the non-recurrence of risks for other taxes) and in the Business Customers business area was offset by higher expenses in the Broadband/Fixed Network business area, in particular at T-Com.

5 Other operating income.

millions of €	2005	2004	2003

Income from reversal of provisions	978	144	73
Income from transfers of costs	260	372	381
Income from disposal of non-current assets	141	182	307
Income from insurance compensation	84	52	63
Gains on disposal	1	0	503
Miscellaneous other operating income	944	968	1,032
	2,408	1,718	2,359

The EUR 0.7 billion increase in other operating income in the 2005 financial year to EUR 2.4 billion is mainly due to noticeably higher income from a reversal of provisions. The new arrangements for the financing of the Civil Service Health Insurance Fund resulted in such income totaling around EUR 0.8 billion. For further information about the reversal of provisions see Note (29) “Other provisions.”

Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are largely not material.

6 Other operating expenses.

millions of €	2005	2004	2003

Goodwill impairment losses	1,920	2,434	983
Loss on disposal of non-current assets	143	127	265
Additions to provisions	77	123	73
Losses on disposal	3	9	62
Miscellaneous other operating expenses	1,492	1,223	1,382
	3,635	3,916	2,765

The reduction in other operating expenses is marked by offsetting effects: the reduction in expenses recognized for goodwill impairment losses to EUR 1.9 billion (T-Mobile UK) in 2005 contrasts with a EUR 0.3 billion increase in miscellaneous expenses related to personnel adjustment and restructuringmeasures. In the prior year, goodwill impairment losses recognized as expenses totaled EUR 2.4 billion. Of this amount, EUR 2.2 billion was attributable to T-Mobile UK, and EUR 0.2 billion to Slovak Telecom.

Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are largely not material.

7 Finance costs.

millions of €	2005	2004	2003

Interest income	398	377	200
Interest expense	(2,799)	(3,657)	(3,789)
	(2,401)	(3,280)	(3,589)

Of which: from financial instruments in the measurement categories in accordance with IAS 39:
Loans and receivables	220	178	114
Held-to-maturity investments	3	13	18
Available-for-sale financial assets	36	57	171
Financial liabilities carried at amortized cost(1)	(2,510)	(3,402)	(3,768)

(1)          Interest expense calculated using the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities carried at amortized cost in the reporting period for hedge accounting in accordance with IAS 39.

The favorable trend for interest expense and finance costs is due in particular to the reduction in financial liabilities in the 2005 financial year and improved debt ratings for Deutsche Telekom.

Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the measurement categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

No interest income was generated on impaired financial assets in the reporting period.

8 Share of profit/loss of associates and joint ventures accounted for using the equity method.

millions of €	2005	2004	2003

Share of loss of joint ventures	(1)	(370)	(453)
Share of profit of associates	215	1,315	809
	214	945	356

The share of profit of associates in 2005 includes EUR 0.1 billion in gains on the disposal of shares in comdirect bank. In the prior year, this item included EUR 1.0 billion from the sale of MTS shares, which was offset by losses incurred by Toll Collect reported under the share of loss of joint ventures.

9 Other financial income/expense.

millions of €	2005	2004	2003

Income from investments	32	10	19
Net gain (loss) from financial instruments	1,090	(87)	(362)
Interest component from measurement of provisions and liabilities	(345)	(284)	(547)
	777	(361)	(890)

All income components including interest income and expense from financial instruments held for trading are reported under other financial income/expense.

Other financial income for 2005 is mainly affected by gains – reported under net gain/loss from financial instruments – on the disposal of the last tranche of MTS shares in the amount of around EUR 1.0 billion. In the period under review, income from financial instruments included a translation gain of EUR 0.1 billion (2004: EUR –0.1 billion) as well as income from the subsequent measurement of financial instruments held for trading in the amount of EUR 0.02 billion (2004: EUR –0.2 billion).

10 Income taxes.

Income taxes in the consolidated income statement.

Income taxes are broken down into current income taxes paid or payable in the individual countries, as well as deferred taxes.

The following table provides a breakdown of profit/loss before income taxes:

millions of €	2005	2004	2003

Germany	5,146	4,943	4,117
International	1,066	(1,374)	109
	6,212	3,569	4,226

The following table provides a breakdown of income taxes for Germany and International:

millions of €	2005	2004	2003

Current taxes	1,203	1,257	(56)
Germany	916	1,069	(241)
International	287	188	185

Deferred taxes	(1,007)	295	1,765
Germany	1,025	708	1,881
International	(2,032)	(413)	(116)
	196	1,552	1,709

Deutsche Telekom’s combined income tax rate for 2005 amounts to 39.0 percent, comprising corporate income tax at a rate of 25.0 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at the average national rate of 414 percent. While the combined income tax rate was also 39.0 percent in 2004, it was 40.4 percent in 2003. The German Flood Victim Solidarity Act (Flutopfersolidaritätsgesetz) resulted in a one-time increase of 1.5 percentage points in the corporate income tax rate in 2003 from 25.0 percent to 26.5 percent.

Reconciliation of the effective tax rate.

The overall income tax expense of EUR 196 million in the reporting year (2004: EUR 1,552 million; 2003: EUR 1,709 million) is derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

millions of €	2005	2004	2003

Profit before income taxes	6,212	3,569	4,226
Expected income tax expense (applicable income tax rate of Deutsche Telekom AG: 2005: 39.0%; 2004: 39.0%; 2003: 40.4%)	2,423	1,392	1,707

Adjustments to expected tax expense
Effect of changes in statutory tax rates	(5)	6	(12)
Tax effects from prior years	148	(15)	(193)
Non-deductible foreign withholding taxes	4	29	(2)
Non-taxable income	(503)	(130)	(331)
Tax effects from equity investments	(49)	(369)	(148)
Non-deductible expenses	100	91	88
Permanent differences	(18)	(283)	76
Impairment of goodwill or negative excess from capital consolidation	749	949	377
Tax effects from allowances on loss carryforwards	(2,585)	(274)	392
Tax effects from additions to and reductions of trade tax	103	262	(109)
Amount of taxes after adjustment to different foreign tax rates	(212)	(151)	(127)
Other tax rate effects	41	45	(9)

Income tax expense according to the consolidated income statement	196	1,552	1,709

Effective income tax rate (%)	3	43	40

Current income taxes in the consolidated income statement.

The following table provides a breakdown of current income taxes:

millions of €	2005	2004	2003

Current income taxes	1,203	1,257	(56)
Of which:
Current tax expense	1,111	1,165	322
Prior-period tax expense (income)	92	92	(378)

A credit in the amount of EUR 12 million exists for future dividend payments. This is due to prior-year retained earnings being taxed at a higher corporate income tax rate.

Deferred taxes in the consolidated income statement.

The following table shows the development of deferred taxes:

millions of €	2005	2004	2003

Deferred tax expense (income)	(1,007)	295	1,765
Of which on:
Temporary differences	1,105	317	1,333
Loss carryforwards	(2,090)	(22)	432

A positive tax effect in the amount of EUR 306 million was recorded in 2005, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized (2004: EUR 5 million; 2003: EUR 3 million).

Impairments, reversals of prior impairments and the first-time recognition of deferred tax assets resulted in a positive tax effect in the amount of EUR 2,304 million in 2005 (2004: EUR 4 million; 2003: EUR 161 million).

Based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that EUR 2,176 million of the previously unrecognized deferred tax assets at T-Mobile USA was realizable in the near term. A remaining deferred tax asset amounting to EUR 1,705 million was not recognized. Although T-Mobile USA became profitable in 2005 and expects to remain so in the future, the recognition of the deferred tax asset was limited to the amount realizable in the near term, taking into account a significant loss history, uncertainties regarding the demand for future products and services, and uncertainties surrounding the developments within the industry and competitive environment. Deutsche Telekom will re-assess the need to recognize deferred tax assets in future periods and review forecasts in relation to actual results and expected trends on an ongoing basis. The achievement of business plan targets in the future may change Deutsche Telekom’s assessment regarding the recoverability of the deferred tax asset and may result in the recognition of further deferred tax assets in the period in which the realization of the remaining deferred tax asset becomes probable.

Current income taxes in the consolidated balance sheet:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Recoverable taxes	613	317	1,025
Tax liabilities	1,358	1,049	466

Deferred taxes in the consolidated balance sheet:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Deferred tax assets	7,552	4,724	5,855
Deferred tax liabilities	(8,331)	(5,948)	(7,024)
	(779)	(1,224)	(1,169)
Of which:
Recognized in equity	(339)	(560)	(440)

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax
millions of €	assets	liabilities	assets	liabilities	assets	liabilities

Current assets	612	(1,273)	594	(1,627)	558	(1,730)
Trade and other receivables	211	(544)	107	(610)	91	(738)
Other financial assets	360	(565)	330	(803)	331	(788)
Inventories	15	(32)	106	(26)	136	(31)
Other assets	26	(132)	51	(188)	0	(173)

Non-current assets	2,354	(9,410)	2,601	(8,270)	3,542	(8,957)
Intangible assets	1,408	(7,317)	1,723	(6,462)	2,024	(7,243)
Property, plant and equipment	509	(1,564)	502	(1,240)	768	(1,152)
Investments accounted for using the equity method	0	(56)	2	(54)	0	(42)
Other financial assets	340	(308)	316	(362)	624	(373)
Other assets	97	(165)	58	(152)	126	(147)

Current liabilities	1,387	(712)	2,157	(1,379)	2,168	(1,166)
Financial liabilities	124	(107)	261	(339)	245	(285)
Trade and other payables	705	(357)	1,472	(902)	1,298	(842)
Provisions	471	(97)	265	(60)	297	(39)
Other liabilities	87	(151)	159	(78)	328	0

Non-current liabilities	2,799	(489)	3,426	(476)	3,376	(626)
Financial liabilities	1,441	(398)	1,391	(277)	1,612	(374)
Provisions for pensions and other employee benefits	211	(49)	545	(46)	598	(22)
Other provisions	388	(33)	603	(25)	395	0
Other liabilities	759	(9)	887	(128)	771	(230)

Tax credits	62	0	27	0	0	0
Loss carryforwards	6,461	0	6,400	0	6,895	0

Total	13,675	(11,884)	15,205	(11,752)	16,539	(12,479)
Of which: non-current	10,895	(8,642)	11,920	(8,606)	13,402	(9,583)

Netting	(3,553)	3,553	(5,804)	5,804	(5,455)	5,455
Valuation allowance	(2,570)	0	(4,677)	0	(5,229)	0

Recognition	7,552	(8,331)	4,724	(5,948)	5,855	(7,024)

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Loss carryforwards for corporate income tax purposes Expiry within
1 year	—	—	—
2 years	5	—	—
3 years	9	—	—
4 years	4	9	—
5 years	2	4	16
After 5 years	4,264	9,284	9,810
Unlimited carryforward period	2,920	3,064	3,384

Temporary differences in corporate income tax	68	77	231

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 132 million (December 31, 2004: EUR 222 million; December 31, 2003: EUR 107 million) and on temporary differences for trade tax purposes in the amount of EUR 15 million (December 31, 2004: EUR 89 million; December 31, 2003: EUR 4 million).

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

Despite losses in the current and prior year, deferred tax assets in the amount of EUR 2,425 million were recognized on loss carryforwards and temporary differences for 2005 (December 31, 2004: EUR 305 million; December 31, 2003: EUR 5,748 million), as the Company expects to generate future taxable profits.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 515 million (December 31, 2004: EUR 1,171 million; December 31, 2003: EUR 1,425 million) as it is unlikely that these differences will be reversed in the near future.

11 Profit/loss attributable to minority interests.

Profit/loss attributable to minority interests includes EUR 655 million (2004: EUR 961 million; 2003: EUR 583 million) in gains and EUR 223 million (2004: EUR 537 million; 2003: EUR 129 million) in losses.

These amounts are mainly attributable to HT-Hrvatske telekomunikacije, Magyar Telekom, T-Online International AG, MobiMak and T-Mobile Czech Republic.

12 Earnings per share.

Basic earnings per share

	2005	2004	2003

Net profit (millions of €)	5,584	1,593	2,063
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	98	95	81

Adjusted net profit (basic) (millions of €)	5,682	1,688	2,144

Number of ordinary shares issued (millions)	4,198	4,198	4,198
Treasury shares (millions)	(2)	(3)	(3)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(24)	(28)	(31)
Effect from the potential conversion of the mandatory convertible bond (millions)	163	156	138
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,335	4,323	4,302

Basic earnings per share/ADS (€)	1.31	0.39	0.50

Net profit/loss is calculated as the profit/loss after income taxes less profit/loss attributable to minority interests. The weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

In addition, to calculate basic earnings per share, the number of ordinary shares outstanding is increased by the total number of potential shares if the mandatory convertible bond issued in February 2003 were converted at the present time. Likewise, net profit is adjusted for all costs (after taxes) for financing the mandatory convertible bond, interest expense for the current period and bank fees, as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit.

Diluted earnings per share

	2005	2004	2003

Adjusted net profit (basic) (millions of €)	5,682	1,688	2,144
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0

Net profit (diluted) (millions of €)	5,682	1,688	2,144

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,335	4,323	4,302
Dilutive potential ordinary shares from stock options (millions)	3	5	5
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,338	4,328	4,307

Diluted earnings per share/ADS (€)	1.31	0.39	0.50

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares.The equity instruments described below may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the reporting period – have been included in the calculation of diluted earnings per share.

Stock options of Deutsche Telekom AG.

In 2001, Deutsche Telekom created the 2001 Stock Option Plan that led to the issue of stock options in August 2001 (2001 tranche) and July 2002 (2002 tranche). Potential dilutive ordinary shares may be created on the basis of this stock option plan.

Options from the 2001 tranche of the 2001 Stock Option Plan have not yet had any dilutive effects. In other words, the 2001 tranche has had no effect on the determination of diluted earnings per share up to now.

The determination of diluted earnings per share for the 2005 and 2004 financial years is nevertheless impacted by potential dilutive ordinary shares from the 2002 tranche of the 2001 Stock Option Plan. For the 2003 financial year,the 2002 tranche had no dilutive effect and was hence not included in the calculation of the diluted earnings per share. The number of ordinary shares outstanding (undiluted) was increased by 1 million potential dilutive ordinary shares for 2005 (2004: 1 million).

Stock options of T-Mobile USA.

As a consequence of the acquisition of T-Mobile USA in 2001, all unvested, outstanding options owned by employees of T-Mobile USA have been converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 for each unvested, outstanding T-Mobile USA option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. The number of ordinary shares outstanding was therefore increased by 2 million potential dilutive ordinary shares for 2005 (2004: 3 million; 2003: 4 million).

Stock options of Powertel.

As a consequence of the acquisition of Powertel in 2001 all unvested, outstanding Powertel options have been converted into Deutsche Telekom options at a conversion rate of 2.6353. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. Accordingly, the number of ordinary shares outstanding was increased by the potential dilutive ordinary shares. For the full year of 2005, the dilutive effect, rounded to millions of units, is less than 1 million (2004: 1 million; 2003: 1 million) units.

13 Dividend per share.

For the 2005 financial year, the Board of Management proposes a dividend of EUR 0.72 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,005 million will be appropriated to the no par value shares carrying dividend rights at December 31, 2005.

The final amount of the dividend depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders’ meeting.

14 Goods and services purchased.

This item breaks down as follows:

millions of €	2005	2004	2003

Goods purchased	6,190	5,867	5,503
Services purchased	10,157	10,345	10,751
	16,347	16,212	16,254

15 Personnel costs.

The following table provides a breakdown of the personnel costs included in the functional costs:

millions of €	2005	2004	2003

Wages and salaries	11,436	10,411	10,528
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,520	1,482	1,404
Expenses for pension plans	1,129	1,195	1,108
Expenses for benefits	169	254	193
	14,254	13,342	13,233

The year-on-year increase in 2005 is mainly due to expenditures for staff-related measures totaling approximately EUR 1.2 billion (2004: approximately EUR 0.2 billion).

Number of employees (average for the year)

Number	2005	2004	2003

Civil servants	46,525	48,536	49,998
Non-civil servants	197,501	199,023	201,265
Deutsche Telekom Group	244,026	247,559	251,263
Trainees and student interns	10,019	10,146	9,958

16 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses contained in the functional costs:

millions of €	2005	2004	2003

Amortization and impairment of intangible assets	4,427	5,461	2,233
Of which: goodwill impairment losses	1,920	2,434	983
Of which: amortization of mobile communications licenses	951	1,824	55
Depreciation and impairment of property, plant and equipment	8,070	7,666	8,072
	12,497	13,127	10,305

Amortization and impairment of intangible assets are mainly related to mobile communications and software licenses as well as goodwill. The decrease in amortization and impairment of intangible assets of approximately EUR 1.0 billion resulted primarily from the fact that, in the prior year, impairment losses on goodwill were recognized at T-Mobile UK (EUR 2.2 billion) and Slovak Telecom (EUR 0.2 billion), as well as on U.S. mobile communications licenses (approximately EUR 1.2 billion) in connection with the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the 2005 financial year, by contrast, impairment losses were recognized on goodwill at T-Mobile UK (EUR 1.9 billion) and the amortization of UMTS licenses increased by around EUR 0.3 billion, since the UMTS licenses in Germany and the United Kingdom were not put into commercial operation until the second and third quarters of 2004 respectively, meaning that the respective amortization did not begin until the second and third quarters of 2004. In addition, amortization of other intangible assets recognized at T-Mobile USA increased in the reporting period by approximately EUR 0.2 billion. These increases are associated with the wholesale agreement on minutes of use between T-Mobile USA and Cingular Wireless.

The increase in depreciation of property, plant and equipment by approximately EUR 0.4 billion resulted primarily from an increase in depreciation due to the networks in California, Nevada and New York acquired in the first quarter of 2005.

Deutsche Telekom performs its annual impairment test as of September 30. At the time of publication of the interim financial statements for the third quarter 2005, Deutsche Telekom had not yet completed the impairment test for its mobile communications operations in the United Kingdom (T-Mobile UK). At the time, information from various sources was still being evaluated, including the offer announced by Telefónica on October 31, 2005, to acquire the UK group O2 at a price of 200 pence per share (approximately GBP 17.7 billion). When determining the fair value less costs to sell, the purchase price paid in comparable transactions must generally be given preference over internal DCF calculations. We derived the fair value of the cash-generating unit T-Mobile UK from the Telefónica offer in accordance with a valuation model based on multipliers. These calculations resulted in an impairment expense equal to EUR 1.9 billion as of December 31, 2005.

The following table provides a breakdown of impairment losses:

millions of €	2005	2004	2003

Intangible assets	1,958	3,710	1,017
Of which: goodwill	1,920	2,434	983
Of which: U.S. mobile communications licenses	30	1,250	0

Property, plant and equipment	248	158	132
Of which: land and buildings	233	106	94
Of which: technical equipment and machinery	7	45	33
Of which: other equipment, operating and office equipment	5	5	5
Of which: advance payments and construction in progress	3	2	0
	2,206	3,868	1,149

Notes to the consolidated balance sheet.

17 Cash and cash equivalents.

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks.

In the reporting period, cash and cash equivalents decreased by EUR 3.0 billion to EUR 5.0 billion. The main reasons for this decrease included the acquisition of additional interests in T-Online International AG prior to the merger process of the latter into Deutsche Telekom AG and the acquisition of networks in the United States, the dividend payment, and the repayment of bonds. The income from the sale of the remaining shares in MTS, in addition to the free cash flow, had an offsetting effect.

For the development of cash and cash equivalents, please see the consolidated cash flow statement.

18 Trade and other receivables.

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Trade receivables	7,328	6,625	7,309
Receivables from construction contracts	184	106	258
	7,512	6,731	7,567

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,509 million (December 31, 2004: EUR 6,612 million; December 31, 2003: EUR 7,474 million) is due within one year.

			Of which: not impaired as of the reporting date and
			past due in the following periods
		Of which:
		neither
		impaired
		nor past due
	Net carrying	on the	less	between	between	between	between	more
	amount as of	reporting	than	30 and	60 and	90 and	180 and	than
	Dec. 31, 2005	date	30 days	60 days	90 days	180 days	360 days	360 days

Trade receivables	7,328	4,022	705	107	57	69	182	311
Receivables from construction contracts	184	184

With respect to the outstanding trade receivables or receivables from construction contracts that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Deutsche Telekom has sold trade receivables to special-purpose entities in asset-backed securitization (ABS) transactions. These entities finance the purchase of assets by issuing securities on the capital market. The asset-backed securities transactions do not reduce the Group’s receivables because the special-purpose entities are part of the consolidated group. As of December 31, 2005, Deutsche Telekom had sold trade receivables with a nominal value of EUR 1,544 million (December 31, 2004: EUR 1,697 million) to the special-purpose entities. Depending on the program, the receivables are sold with different discounts for bad debts and dilutions. As of December 31, 2005, the cumulative discount for bad debts was EUR 63 million (December 31,2004: EUR 68 million) and that for dilutions was EUR 89 million (December 31, 2004: EUR 103 million). Risks in these amounts still remain at Deutsche Telekom. All other risks in connection with the receivables sold have been transferred to the special-purpose entities.

In the 2005 financial year, trade receivables amounting to EUR 1,324 million (December 31, 2004: EUR 1,612 million) were pledged in connection with ABS transactions, and collateral in the form of cash deposits amounting to EUR 154 million (December 31, 2004: EUR 82 million) was pledged to third parties outside the Group. The latter were also reported under receivables on the balance sheet.

Receivables totaling EUR 102 million (December 31, 2004: EUR 220 million) were used in connection with collateral agreements as surety for the default risk from derivative transactions. Collateral agreements are used to stipulate that a contracting party must transfer collateral in the form of cash to the other contracting party if the fair values of the derivatives between the two parties exceed a certain limit, the “allowance.” In these collateral agreements, allowances and, in some cases, also the calculation frequency depend on the counterparty’s rating. If the rating of one of the counterparties deteriorates, its allowance decreases, which means that this counterparty may have to provide higher collateral if required. In addition, a lower rating of a counterparty shortens the calculation frequency, in some cases down to daily calculation. In connection with collateral agreements, Deutsche Telekom, as of December 31, 2005, had also accepted cash collateral in the amount of EUR 10 million.

In 2005, Deutsche Telekom accepted a total of EUR 6 million (2004: EUR 11 million) in cash collateral as securities for receivables arising from the marketing of mobile communications services. By the reporting date this cash collateral had neither been sold nor transferred as collateral.

The following table shows the development of allowances on receivables:

millions of €	2005	2004	2003

Allowances as of January 1	1,045	1,038	1,229
Currency translation adjustments	23	(1)	(35)
Additions (allowances recognized as expense)	541	464	409
Use	(396)	(402)	(332)
Reversal	(105)	(54)	(233)
Allowances as of December 31	1,108	1,045	1,038

The expense impact of derecognitions totals EUR 367 million (2004: EUR 382 million; 2003: EUR 508 million).

In the 2005 financial year, the total amount recognized as net impairment losses on loans and receivables was EUR 787 million (2004: EUR 764 million) (impairment losses: EUR 909 million; 2004: EUR 857 million; reversals of impairment losses: EUR 122 million; 2004: EUR 93 million). These are principally related to allowances on trade receivables as well as full derecognition of such items on grounds of uncollectibility.

19 Inventories.

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Raw materials and supplies	105	251	224
Work in process	93	125	104
Finished goods and merchandise	873	761	636
Advance payments	26	17	8
	1,097	1,154	972

Of the inventories reported as of December 31, 2005, EUR 139 million (December 31, 2004: EUR 88 million; December 31, 2003: EUR 25 million) were recognized at their net realizable value. Write-downs of EUR 150 million (2004: EUR 67 million; 2003: EUR 114 million) on the net realizable value were recognized in profit or loss.

Inventories are not subject to any restrictions on title.

20 Intangible assets.

millions of €	Internally developed intangible assets	Acquired intangible assets						Goodwill	Advance payments	Total
		Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets
Cost
At January 1, 2003	728	40,753	1,038	15,378	825	20,272	3,240	29,426	228	71,135
Currency translation	(8)	(4,054)	(25)	(483)	(12)	(3,394)	(140)	(2,447)	0	(6,509)
Changes in the composition of the Group	(6)	(145)	17	0	0	13	(175)	(51)	0	(202)
Additions	235	682	129	1	1	20	531	104	56	1,077
Disposals	65	637	84	0	0	18	535	24	10	736
Reclassifications	43	396	(270)	0	0	(16)	682	0	(179)	260
At December 31, 2003	927	36,995	805	14,896	814	16,877	3,603	27,008	95	65,025
Currency translation	(6)	(1,259)	20	8	15	(1,271)	(31)	(615)	0	(1,880)
Changes in the composition of the Group	0	589	379	38	17	0	155	31	4	624
Additions	234	781	78	87	0	13	603	227	83	1,325
Disposals	118	505	52	0	0	9	444	0	2	625
Reclassifications	19	258	(210)	0	0	(1)	469	0	(81)	196
At December 31, 2004	1,056	36,859	1,020	15,029	846	15,609	4,355	26,651	99	64,665
Currency translation	15	2,740	8	163	7	2,404	158	1,467	1	4,223
Changes in the composition of the Group	0	70	22	0	4	0	44	(15)	(1)	54
Additions	233	1,571	104	2	0	336	1,129	866	158	2,828
Disposals	133	655	22	0	0	6	627	14	8	810
Reclassifications	228	201	(401)	0	0	0	602	1	(109)	321
At December 31, 2005	1,399	40,786	731	15,194	857	18,343	5,661	28,956	140	71,281

millions of €	Internally developed intangible assets	Acquired intangible assets						Goodwill	Advance payments	Total
		Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets
Accumulated amortization
At January 1, 2003	208	2,997	698	198	216	0	1,885	6,020	4	9,229
Currency translation	(3)	(89)	(15)	0	(2)	0	(72)	(963)	0	(1,055)
Changes in the composition of the Group	(5)	(123)	12	0	0	0	(135)	(47)	0	(175)
Additions (amortization)	213	1,003	107	1	54	0	841	0	0	1,216
Additions (impairment)	0	34	3	0	0	0	31	983	0	1,017
Disposals	65	595	80	0	0	0	515	9	4	673
Reclassifications	0	6	(173)	0	0	0	179	0	0	6
At December 31, 2003	348	3,233	552	199	268	0	2,214	5,984	0	9,565
Currency translation	(3)	(160)	9	(4)	5	(142)	(28)	(472)	0	(635)
Changes in the composition of the Group	0	103	0	0	8	0	95	0	0	103
Additions (amortization)	273	1,478	84	519	55	0	820	0	0	1,751
Additions (impairment)	0	1,276	23	0	0	1,250	3	2,434	0	3,710
Disposals	107	481	51	0	0	0	430	0	0	588
Reclassifications	0	14	(135)	0	0	0	149	0	0	14
At December 31, 2004	511	5,463	482	714	336	1,108	2,823	7,946	0	13,920
Currency translation	8	253	0	3	2	158	90	743	0	1,004
Changes in the composition of the Group	0	26	0	0	1	0	25	(20)	0	6
Additions (amortization)	351	2,118	97	864	57	0	1,100	0	0	2,469
Additions (impairment)	0	38	0	0	0	30	8	1,920	0	1,958
Disposals	132	622	19	0	0	0	603	8	0	762
Reclassifications	(13)	24	(354)	0	0	0	378	0	0	11
At December 31, 2005	725	7,300	206	1,581	396	1,296	3,821	10,581	0	18,606

Net carrying amounts
At December 31, 2003	579	33,762	253	14,697	546	16,877	1,389	21,024	95	55,460
At December 31, 2004	545	31,396	538	14,315	510	14,501	1,532	18,705	99	50,745
At December 31, 2005	674	33,486	525	13,613	461	17,047	1,840	18,375	140	52,675

The net carrying amount of the UMTS licenses of EUR 13,613 million mainly comprises EUR 7,687 million for the license of T-Mobile Deutschland (December 31, 2004: EUR 8,199 million; December 31, 2003: EUR 8,541 million) and EUR 5,328 million for the T-Mobile UK license (December 31, 2004: EUR 5,509 million; December 31, 2003: EUR 5,672 million).

The carrying amounts of the goodwill assets are allocated to the following cash-generating units:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
T-Mobile USA	4,325	3,755	4,032
T-Systems International – Enterprise Services	4,196	4,188	4,349
T-Mobile UK	2,886	4,655	6,775
T-Mobile Netherlands	1,144	1,144	1,144
Other	5,824	4,963	4,724
Total	18,375	18,705	21,024

21 Property, plant and equipment.

millions of €	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
Cost
At January 1, 2003	17,246	83,114	6,473	2,413	109,246
Currency translation	(143)	(1,458)	(176)	(223)	(2,000)
Changes in the composition of the Group	(1)	(3,960)	(260)	(9)	(4,230)
Additions	821	2,310	524	2,838	6,493
Disposals	988	1,885	461	58	3,392
Reclassifications	472	1,537	358	(2,601)	(234)
At December 31, 2003	17,407	79,658	6,458	2,360	105,883
Currency translation	8	(20)	(8)	(94)	(114)
Changes in the composition of the Group	0	297	18	17	332
Additions	340	2,061	601	2,252	5,254
Disposals	368	1,729	569	62	2,728
Reclassifications	13	1,999	276	(2,484)	(196)
At December 31, 2004	17,400	82,266	6,776	1,989	108,431
Currency translation	105	1,175	112	196	1,588
Changes in the composition of the Group	21	196	27	24	268
Additions	134	3,793	733	3,612	8,272
Disposals	801	1,661	596	46	3,104
Reclassifications	287	3,075	337	(3,110)	589
At December 31, 2005	17,146	88,844	7,389	2,665	116,044

millions of €	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
Accumulated depreciation
At January 1, 2003	4,623	45,476	4,223	1	54,323
Currency translation	(29)	(484)	(100)	0	(613)
Changes in the composition of the Group	(1)	(2,584)	(226)	0	(2,811)
Additions (depreciation)	600	6,567	773	0	7,940
Additions (impairment)	94	33	5	0	132
Disposals	316	1,651	365	0	2,332
Reclassifications	42	(62)	16	0	(4)
Reversal of impairment losses	0	(1)	0	0	(1)
At December 31, 2003	5,013	47,294	4,326	1	56,634
Currency translation	(3)	35	(3)	0	29
Changes in the composition of the Group	0	151	14	0	165
Additions (depreciation)	723	6,052	730	3	7,508
Additions (impairment)	106	45	5	2	158
Disposals	128	1,719	496	0	2,343
Reclassifications	(70)	68	(11)	(1)	(14)
Reversal of impairment losses	0	0	0	0	0
At December 31, 2004	5,641	51,926	4,565	5	62,137
Currency translation	33	387	65	0	485
Changes in the composition of the Group	0	67	18	0	85
Additions (depreciation)	649	6,369	786	18	7,822
Additions (impairment)	233	7	5	3	248
Disposals	427	1,555	530	11	2,523
Reclassifications	11	(46)	12	20	(3)
Reversal of impairment losses	(12)	0	0	(1)	(13)
At December 31, 2005	6,128	57,155	4,921	34	68,238

Net carrying amounts
At December 31, 2003	12,394	32,364	2,132	2,359	49,249
At December 31, 2004	11,759	30,340	2,211	1,984	46,294
At December 31, 2005	11,018	31,689	2,468	2,631	47,806

EUR 277 million were recognized on the balance sheet in connection with restoration obligations as of December 31, 2005 (December 31, 2004: EUR 233 million; December 31, 2003: EUR 183 million).

22 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method and the related goodwill amounts break down as follows:

	Dec. 31, 2005			Dec. 31, 2004			Dec. 31, 2003
Name	Deutsche Telekom share	Net carrying amount	Goodwill	Deutsche Telekom share	Net carrying amount	Goodwill	Deutsche Telekom share	Net carrying amount	Goodwill
	%	millions of €	millions of €	%	millions of €	millions of €	%	millions of €	millions of €

PTC	49.00	1,693	1,163	49.00	1,473	1,101	49.00	1,175	955
GSM Facilities(1)	n.a.	n.a.	n.a.	35.17	879	0	29.20	575	0
MTS(2), (3)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	25.15	332	6
Toll Collect	45.00	0	0	45.00	0	0	45.00	0	0
Other	—	132	58	—	315	59	—	300	39
		1,825	1,221		2,667	1,160		2,382	1,000

(1) Entity was dissolved in January 2005.

(2) Share was reduced to approximately 10 % in December 2004, complete sale in September 2005.

(3) Proportional market value as of December 31, 2003: EUR 1,647 million.

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

Aggregated key financial figures for the associates accounted for using the equity method

billions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Total assets	2.5	5.4	8.8
Total liabilities	1.0	3.6	6.0

	2005	2004	2003

Net revenue	2.2	2.1	3.8
Profit	0.3	0.1	0.5

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

Aggregated key financial figures for the joint ventures accounted for using the equity method

billions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Total assets	0.4	1.4	1.3
Current	0.2	0.1	0.2
Non-current	0.2	1.3	1.1

Total liabilities	0.8	0.8	0.9
Current	0.2	0.6	0.6
Non-current	0.6	0.2	0.3

	2005	2004	2003

Net revenue	0.2	0.2	0.7
Loss	(0.1)	(0.4)	(0.4)

23 Other financial assets.

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
		Of which:		Of which:		Of which:
millions of €	Total	current	Total	current	Total	current

Originated loans and receivables	1,284	831	1,106	738	1,759	1,338
Available-for-sale financial assets	317	129	1,348	88	1,024	106
Derivatives	445	315	396	396	475	455
Miscellaneous assets	95	87	23	15	50	41
	2,141	1,362	2,873	1,237	3,308	1,940

Other financial assets were significantly reduced in the 2005 financial year. The decrease is primarily attributable to the sale of the shares in MTS (EUR 1,018 million) in September 2005.

	Net carrying amount as of Dec. 31, 2005	Of which: neither impaired nor past due on the reporting date	Of which: not impaired as of the reporting date and past due in the following periods
			less than 30 days	between 30 and 60 days	between 60 and 90 days	between 90 and 180 days	between 180 and 360 days	more than 360 days

Originated loans and receivables
due within one year	831	672	7	2	1	81	28	33
due after more than one year	453	453

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 163 million as of December 31, 2005 (December 31, 2004: EUR 211 million).

In the 2005 financial year, EUR 9 million (2004: EUR 10 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was prolonged or material.

The principle investments not intended for sale up until the preparation of the financial statements are shown below:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

T-Mobile Venture Fund GmbH & Co. KG	63	38	32
Beach Holding Co. (SBS International Puerto Rico, Inc.)	26	23	0
MMBG Multimedia Betriebs GmbH & Co. KG i.L.	10	10	10
Deutsche Telekom, Inc.	7	7	7
T-Corporate Venture Fund GmbH & Co. KG	6	6	0
T-Venture Telekom Funds Beteiligungs-GmbH	6	6	0
T-Com Venture Fund GmbH & Co. KG	6	2	0

A market price was not available for the aforementioned investments. It was also impossible to derive the fair value for the period using comparable transactions. The company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined.

The investment in Intelsat Ltd., which had been carried at cost, was sold in the 2005 financial year. The net carrying amount at the time of disposal was EUR 79 million. A gain of EUR 21 million was realized on disposal.

Deutsche Telekom sold two investments carried at cost in the 2004 financial year. The carrying amounts of these investments amounted to EUR 7 million at the time of the sale. Gains on disposal totaled EUR 9 million.

24 Financial liabilities.

	Dec. 31, 2005
			due
		due within	> 1 year	due
millions of €	Total	1 year	< 5 years	> 5 years

Bonds and other securitized liabilities
– Convertible bonds	2,296	2,296	0	0
– Non-convertible bonds	27,099	4,682	9,724	12,693
– Commercial papers, medium-term notes, and similar liabilities	7,860	222	5,219	2,419
Liabilities to banks	2,227	284	1,394	549
	39,482	7,484	16,337	15,661

Lease liabilities	2,373	200	455	1,718
Liabilities arising from ABS transactions	1,363	274	1,089	0
Promissory notes	645	0	0	645
Other interest-bearing liabilities	129	71	58	0
Other non-interest-bearing liabilities	2,051	1,690	352	9
Derivative financial liabilities	678	655	22	1
	7,239	2,890	1,976	2,373

	Dec. 31, 2004
			due
		due within	> 1 year	due
millions of €	Total	1 year	< 5 years	> 5 years

Bonds and other securitized liabilities
– Convertible bonds	2,318	0	2,318	0
– Non-convertible bonds	29,447	5,983	9,876	13,588
– Commercial paper, medium-term notes, and similar liabilities	8,055	1,574	4,097	2,384
Liabilities to banks	3,082	1,383	855	844
	42,902	8,940	17,146	16,816

Lease liabilities	2,487	189	505	1,793
Liabilities arising from ABS transactions	1,563	256	1,307	0
Promissory notes	651	9	0	642
Other interest-bearing liabilities	131	129	2	0
Other non-interest-bearing liabilities	2,197	1,914	21	262
Derivative financial liabilities	1,159	1,155	4	0
	8,188	3,652	1,839	2,697

	Dec. 31, 2003
			due
		due within	> 1 year	due
millions of €	Total	1 year	< 5 years	> 5 years

Bonds and other securitized liabilities
– Convertible bonds	2,337	0	2,337	0
– Non-convertible bonds	40,490	10,272	16,140	14,078
– Commercial paper, medium-term notes, and similar liabilities	8,786	1,774	3,929	3,083
Liabilities to banks	3,801	808	1,933	1,060
	55,414	12,854	24,339	18,221

Lease liabilities	2,443	241	506	1,696
Liabilities arising from ABS transactions	1,233	104	1,129	0
Promissory notes	756	77	0	679
Other interest-bearing liabilities	201	197	4	0
Other non-interest-bearing liabilities	2,651	2,467	20	164
Derivative financial liabilities	1,334	1,316	18	0
	8,618	4,402	1,677	2,539

The main items under convertible and non-convertible bonds are the bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, at the following terms:

	Currency		Nominal interest	Effective interest
	millions		rate (%)	rate (%)	Due on

1998/99 eurobond
	EUR	1,023	5.250	5.375	May 20, 2008
	EUR	977	5.250	4.369	May 20, 2008

2000 global bond
	EUR	750	6.625	6.697	July 6, 2010
	GBP	300	7.125	7.418	June 15, 2030
	USD	3,000	8.000	8.284	June 15, 2010
	USD	3,500	8.250	8.511	June 15, 2030

2001 eurobond
	EUR	4,500	5.875	5.934	July 11, 2006
	EUR	3,500	6.625	6.781	July 11, 2011

2002 global bond
	EUR	2,000	8.125	8.289	May 29, 2012
	EUR	2,500	7.500	7.705	May 29, 2007
	USD	500	9.250	9.644	June 1, 2032

2003 USD bond
	USD	750	3.875	4.048	July 22, 2008
	USD	1,250	5.250	5.482	July 22, 2013

2003 mandatory convertible bond
	EUR	2,289	6.500	7.273	June 1, 2006

2005 eurobond
	EUR	1,250	3.250	3.506	Jan. 19, 2010
	EUR	1,750	4.000	4.254	Jan. 19, 2015

On February 24, 2003 Deutsche Telekom AG issued a EUR 2.3 billion mandatory convertible bond through its financing company, Deutsche Telekom International Finance B.V. The maturity of the bond is June 1, 2006. At maturity the bond converts into shares of Deutsche Telekom AG. During the term of the bond, investors may already voluntarily convert the bond into shares of Deutsche Telekom AG. The bond offers standard anti-dilution protection and has a coupon of 6.50 percent.

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
	Carrying		Carrying		Carrying
	amount	Fair value	amount	Fair value	amount	Fair value
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

1998/99 eurobond
	1,019	1,069	1,018	1,089	1,017	1,071
	996	1,022	1,004	1,041	1,010	1,023

2000 global bond
	748	848	764	878	747	864
	429	564	441	536	442	528
	2,524	2,825	2,236	2,616	2,425	2,927
	2,930	3,751	2,677	3,376	2,898	3,714

2001 eurobond
	4,497	4,568	4,525	4,740	4,492	4,828
	3,474	4,027	3,560	4,141	3,466	4,063

2002 global bond
	1,983	2,496	1,981	2,536	1,979	2,472
	2,492	2,649	2,487	2,760	2,483	2,805
	415	597	360	523	390	558

2003 USD bond
	632	618	547	549	592	595
	1,046	1,051	907	940	980	1,005

2003 mandatory convertible bond
	2,296	2,399	2,318	2,641	2,337	2,457

2005 eurobond
	1,239	1,244	—	—	—	—
	1,720	1,758	—	—	—	—

The following table shows the carrying amounts, maturities, and effective interest rates of the main commercial papers, medium-term notes and similar liabilities as well as the liabilities to banks:

		Effective		Carrying amount	Carrying amount	Carrying amount
		interest rate		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Currency	in%	Due on	millions of €	millions of €	millions of €
Commercial papers, medium-term notes and similar liabilities
	EUR	4.324	Mar. 30, 2006	128	128	128
	EUR	5.372	Jan. 22, 2007	499	499	498
	EUR	6.270	Dec. 4, 2007	499	498	497
	EUR	5.829	Feb. 12, 2008	998	998	997
	EUR	1.177	Mar. 5, 2009	500
	EUR	3.120	Apr. 22, 2009	498
	EUR	6.850	Apr. 27, 2009	102	102	102
	EUR	6.231	June 9, 2009	102	102	102
	EUR	6.685	Oct. 7, 2009	497	496	496
	EUR	1.848	Nov. 23, 2009	500	499
	EUR	1.836	Dec. 8, 2009	500	499
	GBP	6.257	Dec. 9, 2010	364	354	354
	GBP	7.619	Sep. 26, 2012	354	344	343
	GBP	7.231	Sep. 26, 2012	362	352	352
	GBP	4.915	Sep. 23, 2014	363
	EUR	6.783	Mar. 29, 2018	493	493	493
	GBP	7.537	Dec. 4, 2019	359	349	349
	EUR	7.632	Jan. 24, 2033	492	492	492
Liabilities to banks
	GBP	7.288	July 14, 2008	218	212	212
	USD	2.474	June 15, 2010	564
	GBP	7.294	July 13, 2010	218	212	212
	EUR	6.690	Mar. 14, 2016	291	288	287
	EUR	6.185	May 30, 2016	250	251	248
	JPY	3.683	Oct. 31, 2032	216	215	223

To ensure liquidity and financial flexibility at all times, Deutsche Telekom maintains a liquidity reserve consisting of committed credit facilities and, if required, cash. For this purpose, the Company entered into standardized bilateral credit agreements with several banks amounting to a total of EUR 16.8 billion in 2005. After varying initial maturities, the bilateral credit agreements will have maturities of 36 months. Extension of the individual agreements can be requested after 12 months, resulting once again in a residual term of 36 months.

The following table shows Deutsche Telekom’s contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

		Cash flows
		2006			2007
millions of €	Net carrying amount Dec. 31, 2005	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment

Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities	(40,127)	(2,342)	(86)	(5,129)	(1,924)	(75)	(3,766)
Finance lease liabilities	(1,856)	(151)		(207)	(172)		(186)
Liabilities arising from ABS transactions	(1,363)		(38)	(825)		(15)
Other interest-bearing liabilities	(646)			(77)			(19)
Other non-interest-bearing liabilities	(2,051)			(1,741)			(298)
Derivative financial liabilities and assets
Derivative financial liabilities
– Currency derivatives without a hedging relationship	(14)			(10)
– Currency derivatives in connection with cash flow hedges	(32)			(2)			(14)
– Interest rate derivatives without a hedging relationship	(619)	(214)	(32)	(56)	(116)	(38)	(19)
– Interest rate derivatives in connection with fair value hedges	(2)	41	(39)		18	(18)
Derivative financial assets
– Currency derivatives without a hedging relationship	18			11			3
– Interest rate derivatives without a hedging relationship	258	161	(74)		83	(42)	1
– Interest rate derivatives in connection with fair value hedges	151	319	(234)		225	(141)

	Cash flows
	2008–2010			2011–2015			2016 and thereafter
millions of €	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment

Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities	(4,546)	(157)	(12,608)	(3,643)		(9,678)	(5,913)		(7,943)
Finance lease liabilities	(324)		(221)	(408)		(465)	(405)		(777)
Liabilities arising from ABS transactions		(15)	(538)
Other interest-bearing liabilities			(72)			(74)			(404)
Other non-interest-bearing liabilities			(4)			(1)			(7)
Derivative financial liabilities and assets
Derivative financial liabilities
– Currency derivatives without a hedging relationship
– Currency derivatives in connection with cash flow hedges			(2)
– Interest rate derivatives without a hedging relationship	(103)	(53)	(49)	91	(96)	(34)	134	(214)	(31)
– Interest rate derivatives in connection with fair value hedges	53	(54)		71	(72)
Derivative financial assets
– Currency derivatives without a hedging relationship
– Interest rate derivatives without a hedging relationship	212	(119)	10	15	(17)
– Interest rate derivatives in connection with fair value hedges	162	(89)

All instruments held at December 31, 2005 and for which payments were already contractually agreed were included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2005. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG’s liabilities which were outstanding at January 1, 1995. As of December 31, 2005, the nominal figure was EUR 2.0 billion.

25 Trade and other payables.

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Trade payables	6,889	6,090	6,259
Liabilities from construction contracts	13	26	95
	6,902	6,116	6,354

Of the total of trade and other payables, EUR 6,901 million (December 31, 2004: EUR 6,112 million; December 31, 2003: EUR 6,324 million) is due within one year.

26 Additional disclosures on financial instruments.

Measurement of financial instruments by category.

The following table shows, based on the relevant balance sheet items, the connections between the classification and the carrying amounts of the financial instruments:

		Carrying amount
millions of €	Net carrying amount Dec. 31, 2005	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss

Assets
Cash and cash equivalents (loans and receivables)	4,975	4,975
Trade and other receivables (loans and receivables)	7,512	7,512
Other receivables (loans and receivables)	1,284	1,284
Other non-derivative financial assets
– Held-to-maturity investments	86	86
– Available-for-sale financial assets	317		163	154
– Financial assets held for trading	9				9
Derivative financial assets
– Derivatives without a hedging relationship (held for trading)	294				294
– Derivatives with a hedging relationship (hedge accounting)	151				151

Liabilities and shareholders’ equity
Trade and other payables (financial liabilities measured at amortized cost)	6,902	6,902
Bonds and other securitized liabilities (financial liabilities measured at amortized cost)	37,255	37,255
Liabilities to banks (financial liabilities measured at amortized cost)	2,227	2,227
Finance lease liabilities (financial liabilities measured at amortized cost)	1,856	1,856
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,363	1,363
Promissory notes (financial liabilities measured at amortized cost)	645	645
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	646	646
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,051	2,051
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	644				644
– Derivatives with a hedging relationship (hedge accounting)	34			32	2

Of which: aggregated by measurement category in accordance with IAS 39
Loans and receivables	13,771	13,771
Held-to-maturity investments	86	86
Available-for-sale financial assets	317		163	154
Financial assets held for trading	303				303
Financial liabilities measured at amortized cost	52,945	52,945
Financial liabilities held for trading	644				644

		Carrying amount
millions of €	Net carrying amount Dec. 31, 2004	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss

Assets
Cash and cash equivalents (loans and receivables)	8,005	8,005
Trade and other receivables (loans and receivables)	6,731	6,731
Other receivables (loans and receivables)	1,106	1,106
Other non-derivative financial assets
– Held-to-maturity investments	6	6
– Available-for-sale financial assets	1,348		211	1,137
– Financial assets held for trading	17				17
Derivative financial assets
– Derivatives without a hedging relationship (held for trading)	303				303
– Derivatives with a hedging relationship (hedge accounting)	93			1	92

Liabilities and shareholders’ equity
Trade and other payables (financial liabilities measured at amortized cost)	6,116	6,116
Bonds and other securitized liabilities (financial liabilities measured at amortized cost)	39,820	39,820
Liabilities to banks (financial liabilities measured at amortized cost)	3,082	3,082
Finance lease liabilities (financial liabilities measured at amortized cost)	1,971	1,971
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,563	1,563
Promissory notes (financial liabilities measured at amortized cost)	651	651
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	647	647
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,197	2,197
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	1,136				1,136
– Derivatives with a hedging relationship (hedge accounting)	23			22	1

Of which: aggregated by measurement category in accordance with IAS 39
Loans and receivables	15,842	15,842
Held-to-maturity investments	6	6
Available-for-sale financial assets	1,348		211	1,137
Financial assets held for trading	320				320
Financial liabilities measured at amortized cost	56,047	56,047
Financial liabilities held for trading	1,136				1,136

		Carrying amount
millions of €	Net carrying amount Dec. 31, 2003	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss

Assets
Cash and cash equivalents (loans and receivables)	8,684	8,684
Trade and other receivables (loans and receivables)	7,567	7,567
Other receivables (loans and receivables)	1,759	1,759
Other non-derivative financial assets
– Held-to-maturity investments	49	49
– Available-for-sale financial assets	1,024		254	770
– Financial assets held for trading	1				1
Derivative financial assets
– Derivatives without a hedging relationship (held for trading)	258				258
– Derivatives with a hedging relationship (hedge accounting)	217			23	194

Liabilities and shareholders’ equity
Trade and other payables (financial liabilities measured at amortized cost)	6,354	6,354
Bonds and other securitized liabilities (financial liabilities measured at amortized cost)	51,613	51,613
Liabilities to banks (financial liabilities measured at amortized cost)	3,801	3,801
Finance lease liabilities (financial liabilities measured at amortized cost)	1,947	1,947
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,233	1,233
Promissory notes (financial liabilities measured at amortized cost)	756	756
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	697	697
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,651	2,651
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	1,316				1,316
– Derivatives with a hedging relationship (hedge accounting)	18			15	3

Of which: aggregated by measurement category in accordance with IAS 39
Loans and receivables	18,010	18,010
Held-to-maturity investments	49	49
Available-for-sale financial assets	1,024		254	770
Financial assets held for trading	259				259
Financial liabilities measured at amortized cost	69,052	69,052
Financial liabilities held for trading	1,316				1,316

Net gains of EUR 126 million (2004: EUR 855 million) from remeasurement were recognized in equity in 2005 as a result of the recognition of changes in the fair values of available-for-sale financial assets. The net gains recognized in equity in 2004 are mainly attributable to the increase in the fair value of theinvestment in the publicly listed company MTS, OJSC Mobile TeleSystems, Moscow.

In relation to available-for-sale financial assets, net gains of EUR 984 million (2004: EUR 257 million) recorded in shareholders’ equity were reclassified to the income statement in the 2005 financial year. This was primarily the recognition in profit or loss of gains from the change in the fair value of the MTS stake sold in 2005, which had been recognized in equity in 2004.

Fair values of financial instruments carried at amortized cost.

The following table shows the fair values of the financial assets and liabilities carried at amortized cost. The fair values of the financial instruments not carried at amortized cost are equal to the carrying amounts (with the exception of available-for-sale financial assets, which are measured at cost because the fair value cannot be reliably measured).

	Dec. 31, 2005
millions of €	Fair value	Net carrying amount

Assets
Cash and cash equivalents (loans and receivables)	4,975	4,975
Trade and other receivables (loans and receivables)	7,512	7,512
Other receivables (loans and receivables)	1,284	1,284
Other non-derivative financial assets
– Held-to-maturity investments	86	86

Liabilities and shareholders’ equity
Trade and other payables (financial liabilities measured at amortized cost)	6,902	6,902
Bonds and other securitized liabilities (financial liabilities measured at amortized cost)	41,332	37,255
Liabilities to banks (financial liabilities measured at amortized cost)	2,429	2,227
Finance lease liabilities (financial liabilities measured at amortized cost)	2,384	1,856
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,363	1,363
Promissory notes (financial liabilities measured at amortized cost)	765	645
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	646	646
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,051	2,051

Of which: aggregated by measurement category in accordance with IAS 39
Loans and receivables	13,771	13,771
Held-to-maturity investments	86	86
Financial liabilities measured at amortized cost	57,872	52,945

	Dec. 31, 2004
millions of €	Fair value	Net carrying amount

Assets
Cash and cash equivalents (loans and receivables)	8,005	8,005
Trade and other receivables (loans and receivables)	6,731	6,731
Other receivables (loans and receivables)	1,106	1,106
Other non-derivative financial assets
– Held-to-maturity investments	6	6

Liabilities and shareholders’ equity
Trade and other payables (financial liabilities measured at amortized cost)	6,116	6,116
Bonds and other securitized liabilities (financial liabilities measured at amortized cost)	44,433	39,820
Liabilities to banks (financial liabilities measured at amortized cost)	3,285	3,082
Finance lease liabilities (financial liabilities measured at amortized cost)	2,504	1,971
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,563	1,563
Promissory notes (financial liabilities measured at amortized cost)	742	651
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	647	647
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,197	2,197

Of which: aggregated by measurement category in accordance with IAS 39
Loans and receivables	15,842	15,842
Held-to-maturity investments	6	6
Financial liabilities measured at amortized cost	61,487	56,047

	Dec. 31, 2003
millions of €	Fair value	Net carrying amount

Assets
Cash and cash equivalents (loans and receivables)	8,684	8,684
Trade and other receivables (loans and receivables)	7,567	7,567
Other receivables (loans and receivables)	1,759	1,759
Other non-derivative financial assets
– Held-to-maturity investments	49	49

Liabilities and shareholders’ equity
Trade and other payables (financial liabilities measured at amortized cost)	6,354	6,354
Bonds and other securitized liabilities (financial liabilities measured at amortized cost)	56,458	51,613
Liabilities to banks (financial liabilities measured at amortized cost)	3,937	3,801
Finance lease liabilities (financial liabilities measured at amortized cost)	2,322	1,947
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,233	1,233
Promissory notes (financial liabilities measured at amortized cost)	870	756
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	697	697
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,651	2,651

Of which: aggregated by measurement category in accordance with IAS 39
Loans and receivables	18,010	18,010
Held-to-maturity investments	49	49
Financial liabilities measured at amortized cost	74,522	69,052

Cash and cash equivalents and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms and conditions and expectations.

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom’s credit spread curve for specific currencies.

27 Other liabilities.

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Deferred revenues	2,529	2,420	2,141
Other liabilities	2,204	2,226	2,457
Total	4,733	4,646	4,598

Among other items, other liabilities encompass liabilities from other taxes, liabilities to employees and social security liabilities.

28 Provisions for pensions and other employee benefits

In addition to the Group’s pension obligations for non-civil servants based on indirect and direct pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Deutsche Telekom’s indirect pension commitments were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten- Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employeesapproaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits this account on an annual basis; when the insured event occurs, the account balance is paid out in full or in installments, or converted into a pension. If these employees have not yet reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from the VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP’s obligations are therefore suspended (parallel obligation). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP’s business plan, Deutsche Telekom will, to a certain extent, continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of the VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.

As a result of the harmonization of the company pension plan in 2005 within the Deutsche Telekom Group, as of October 2005 obligations in the Group (primarily employment relationships existing at Deutsche Telekom AG as of October 1, 2005) that were previously processed through the DTBS have been handled directly by Deutsche Telekom AG and with a legal claim on the part of the employees.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

Calculation of pension provisions:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Present value of fund-financed obligations	1,410	2,073	1,813
Plan assets at fair value	(901)	(623)	(489)
Projected benefit obligations in excess of plan assets	509	1,450	1,324
Present value of non-fund-financed obligations	5,606	3,238	3,219
Unrecognized past service cost	0	0	0
Unrecognized net (losses) gains	(1,571)	(479)	(368)
Net defined benefit liability	4,544	4,209	4,175
Defined benefit asset	52	0	0
Pension provisions according to the consolidated balance sheet	4,596	4,209	4,175

The defined benefit asset is recognized under other assets.

The following table shows the composition of pension obligations:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Pension obligations
Direct	4,386	3,016	2,982
Indirect	153	1,187	1,186
Obligations in accordance with Article 131 GG	5	6	7
Net pension provisions	4,544	4,209	4,175

The carrying amount in accordance with § 6a EStG is EUR 4,278 million (2004: EUR 4,071 million; 2003: EUR 3,674 million).

The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19, and using the assumptions at the respective balance sheet dates as shown in the following table:

Assumptions for the measurement of defined benefit obligations as of Dec. 31

%	2005	2004	2003

Discount rate	4.1 / 3.25(2) / 4.75(3)	5.25 / 3.25(2) / 5.30(3)	5.25
Projected salary increase	2.75 / 3.50(1) / 1.00(2) / 3.90(3)	2.75 / 3.50(1) / 1.00(2) / 3.80(3)	2.75 / 3.50(1)
Projected pension increase	1.00 / 1.50 / 1.00(2) / 2.90(3)	1.00 / 1.50 / 1.00(2) / 2.80(3)	1.50

(1) For non-civil servants not covered by collective agreements.

(2) Switzerland.

(3) UK.

For calculating the present value of pension obligations, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 4.1 percent as of December 31, 2005. This interest rate was determined based on a duration (weighted average term) of the obligation of approximately 15 years. As the obligations arise mainly in Germany and are denominated in euros, the discount rate is based on the rate of return of zero-coupon bonds of the Federal Republic of Germany with the corresponding duration and adjusted with a risk premium for high-quality European corporate bonds with an AA rating.

Assumptions for determining the pension expense for years ending Dec. 31

%	2005	2004	2003

Discount rate	5.25 / 3.25(2) / 5.30(3)	5.25	5.75
Projected salary increase	2.75 / 3.50(1) / 1.00(2) / 3.80(3)	2.75 / 3.50(1)	2.75 / 3.50 (1)
Return on plan assets	5.00 / 4.50(2) / 7.25(3)	5.50	6.00
Projected pension increase	1.00 / 1.50 / 1.00(2) / 2.80(3)	1.50	1.50

(1) For non-civil servants not covered by collective agreements.

(2) Switzerland.

(3) UK.

Development of the projected benefit obligations in the reporting year:

millions of €	2005	2004

Present value of the defined benefit obligation as of January 1	5,311	5,032
Current service cost	223	171
Interest cost	289	255
Contributions by plan participants	12	0
Change in obligations	297	124
Actuarial gains	1,158	93
Total benefits actually paid	(274)	(260)
Plan amendments	0	(104)
Present value of the defined benefit obligation as of December 31	7,016	5,311

Information on pension plans with a defined benefit obligation that exceeds the plan assets:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Defined benefit obligation	1,410	2,073	1,813
Plan assets	901	623	489

Taking the plan assets into consideration, the pension obligations were accounted for in full.

Development of plan assets at fair value in the respective reporting year:

millions of €	2005	2004

Plan assets at fair value, as of January 1	623	489
Expected return on plan assets	47	27
Actuarial gains	54	3
Contributions by employer	29	68
Contributions by plan participants	12	0
Benefits actually paid through pension funds	(69)	(64)
Change in obligations	205	100
Plan assets at fair value, as of December 31	901	623

Breakdown of plan assets at fair value by investment category:

%	Dec. 31, 2005	Dec. 31, 2004

Equity securities	37	27
Debt securities	50	48
Real estate	10	2
Other	3	23

The plan assets include shares amounting to EUR 336 million (December 31, 2004: EUR 168 million) and bonds amounting to EUR 452 million (December 31, 2004: EUR 299 million).

Determination of the expected return on plan assets:

As in previous years, the investment strategy is based on the principles of § 54 of the Insurance Supervision Act (Versicherungsaufsichtsgesetz – VAG) and is guided by a strategy of risk minimization. It is conservative and concentrates on safeguarding liquidity and on investments in the euro zone.

Most investments are made in deposits and fixed-rate notes. The target return for the plan assets is set at 4.0 percent in the economic plan of VAP and DTBS.

The following table provides a breakdown of net periodic pension cost:

millions of €	2005	2004	2003

Current service cost	223	171	140
Interest cost	289	255	251
Expected return on plan assets	(47)	(27)	(27)
Distribution amounts (payback)	10	(103)	0
Pension expense	475	296	364

Actual return on plan assets	101	30	(13)

Expected employer contributions for the subsequent year:

millions of €	2006	2005	2004

Expected contributions by employer	28	68	87

Expected values for subsequent years:

	Years starting after Dec. 31
millions of €	2006	2007	2008	2009	2010	2011–2015

Expected pension payments	257	267	283	287	293	1,490

Amounts for the current year and two preceeding years of pension obligations, plan assets, assets in excess of benefit obligations, and experience-based adjustments:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Defined benefit obligation	7,016	5,311	5,032
Plan assets	(901)	(623)	(489)
Projected benefit obligations in excess of plan assets (funded status)	6,115	4,688	4,543

Increase (%)	2005	2004

Experience-based adjustment of pension obligations	2.2	2.6
Experience-based adjustment of plan assets	6.5	0.6

Civil-servant retirement arrangements.

Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The BPS-PT fund works on behalf of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom’s payment obligations to its special pension fund is defined under § 16 of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 862 million in 2005 (2004: EUR 911 million; 2003: EUR 809 million) (see also (39) “Contingencies and other financial obligations”).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG, and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

29 Other provisions.

millions of €	Personnel	Restoration obligations	Investment risks	Litigation risks	Reimburse- ments	Other	Total

At January 1, 2003	2,497	336	146	113	161	1,399	4,652
Of which: current	1,069	26	146	78	155	1,044	2,518
Changes in the composition of the Group	(21)	0	0	(2)	(1)	(17)	(41)
Currency translation adjustments	(22)	(7)	(8)	(2)	(8)	(46)	(93)
Addition	1,368	138	315	152	222	1,398	3,593
Use	(1,026)	(12)	(1)	(43)	(105)	(974)	(2,161)
Reversal	(64)	(94)	(53)	(61)	(35)	(203)	(510)
Interest effect	278	6	0	0	0	(6)	278
Other changes	(1)	51	0	3	2	(102)	(47)
At December 31, 2003	3,009	418	399	160	236	1,449	5,671
Of which: current	1,281	30	399	101	235	1,024	3,070
Changes in the composition of the Group	1	3	0	0	0	(5)	(1)
Currency translation adjustments	(6)	(1)	2	(1)	(4)	(11)	(21)
Addition	1,889	204	306	261	152	688	3,500
Use	(1,353)	(29)	(197)	(32)	(162)	(534)	(2,307)
Reversal	(165)	(76)	(56)	(17)	(43)	(212)	(569)
Interest effect	13	15	0	0	0	24	52
Other changes	5	9	0	10	(9)	89	104
At December 31, 2004	3,393	543	454	381	170	1,488	6,429
Of which: current	1,633	9	454	228	169	1,053	3,546
Changes in the composition of the Group	3	0	0	0	(3)	3	3
Currency translation adjustments	20	8	0	3	6	31	68
Addition	2,514	181	0	78	143	838	3,754
Use	(2,028)	(40)	(143)	(171)	(150)	(545)	(3,077)
Reversal	(871)	(10)	0	(46)	(12)	(403)	(1,342)
Interest effect	27	33	0	0	0	12	72
Other changes	(45)	(73)	0	(7)	(1)	(124)	(250)
At December 31, 2005	3,013	642	311	238	153	1,300	5,657
Of which: current	2,097	6	311	88	152	967	3,621

Provisions for employee expenses include a variety of individual issues such as provisions for anniversary gifts, deferred compensation and allowances. Moreover, the expenses associated with human resources measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

In the reporting year, a comprehensive, need-oriented staff restructuring program was launched. Under this program, a total of 32,000 employees in Germany are expected to leave the Group between 2006 and 2008. This includes about 7,000 employees who will be outplaced from Vivento as part of the deconsolidation of the business lines. While the other 25,000 employees will leave the Group, around 6,000 new employees are to be recruited, in particular young experts and junior staff to support the roll-out of new technologies and the alignment of the Company toward better service and higher quality. Staff restructuring will also be pushed ahead by the creation of new jobs in new business areas, such as the construction of a high-speed fiber-optic network. The net reduction in jobs over the next three years will therefore be 19,000. The downsizing will generally be carried out in a socially considerate way, i.e., on a voluntary basis. Deutsche Telekom AG will stick to the agreement reached with the trade unions in 2004 to avoid compulsory redundancies.

Taking into account the staff-related measures introduced in previous years, the overall trend is as follows:

millions of €	Jan. 1, 2005	Addition	Use	Reversal	Other changes	Dec. 31, 2005

	234	978	(117)	(21)	(20)	1,054

Around EUR 0.6 billion of the total provisions for staff-related measures is attributable to the Broadband/Fixed Network business area, while around EUR 0.2 billion each is attributable to Business Customers and Group Headquarters & Shared Services.

The financing of the Civil Service Health Insurance Fund (PBeaKK), which has been closed to new members since January 1, 1995, was changed by the amendment to the Federal Posts and Telecommunications Agency Act, effective from December 1, 2005. As part of this change, the successor companies of the former Deutsche Bundespost set up a top-up fund in the amount of EUR 525 million to cover the costs of the closure. Assuming the payments to be made by the Civil Service Health Insurance Fund will rise while there is a cap on the insurance premiums, Deutsche Telekom is faced with a liability risk. A provision in the amount of approximately EUR 0.3 billion – based on an actuarial report – was recognized in response to this risk. Excess provisions of around EUR 0.8 billion were reversed.

Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

The provision for investment risks is related to the Toll Collect project. Negative earnings trends within the Toll Collect project resulted in an obligation to inject additional capital on the part of the shareholders due to the liability arising from the operating agreement and the joint venture agreement. To the extent that Deutsche Telekom AG could foresee that a future injection of additional capital would be necessary during the project, provisions were recognized for anticipated losses relating to the project. As of December 31, 2005, the provisions for investment risks arising from the Toll Collect project amounted to EUR 311 million.

The provision for litigation risks includes pending lawsuits for damages in connection with reimbursement claims relating to the sale of subscriber data.

Provisions for reimbursements are established for discounts that are to be granted but had not yet been granted as of the reporting date.

Other provisions include provisions for environmental damage and risks, other taxes, warranties, advertising cost allowances, premiums and commissions as well as a variety of other items for which the individually recognized amounts are largely not material. The reversal of provisions in 2005 relate to environmental risks in the real estate area (EUR 0.1 billion) due to new real estate opinions based on more sophisticated procedures. Risks for other taxes of EUR 0.3 billion were also eliminated.

30 Shareholders’ equity – Overview.

A detailed breakdown of the development of consolidated shareholders’ equity for the years 2003, 2004, and 2005 is presented in a separate table before the notes to the consolidated financial statements.

The development of consolidated shareholders’ equity from January 1, 2003 through December 31, 2005 is as follows:

Development of consolidated shareholders’ equity

31 Issued capital.

As of December 31, 2005, the share capital of Deutsche Telekom AG totaled EUR 10,747 million and is composed of 4,198 million no par value registered ordinary shares. Each share entitles the holder to one vote. The capital stock figure stated does not include the capital increase of EUR 160,589,265.92 entered in the commercial register on September 12, 2005 for the purpose of the merger of
T-Online International AG into Deutsche Telekom AG; this capital increase will not take effect until the merger takes effect.

In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States), Deutsche Telekom granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom and
T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2005, the number of Deutsche Telekom shares reserved for the stock options granted to T-Mobile USA/Powertel employees and still outstanding was 13,848,284 units.

Authorized capital.

The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to a nominal amount of EUR 2,560,000,000 by issuing up to 1,000,000,000 no par value registered bearer shares against non-cash capital contributions in the period up to May 17, 2009. This authorization may be exercised in full or in one or several partial amounts. The Board of Management is also authorized, with the approval of the Supervisory Board, to exclude shareholders’ preemptive rights and, with the approval of the Supervisory Board, to determine the rights accruing to the shares in future and the conditions for issuing shares. The Board of Management exercised this authority with the approval of the Supervisory Board in August 2005 and resolved to increase the capital stock in the amount of EUR 160,589,265.92 for the purpose of the merger of T-Online International AG into Deutsche Telekom AG. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it will take effect together with the merger.

Contingent capital.

Following the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001, the capital stock has been contingently increased by up to EUR 500,000,000.00, composed of up to 195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

a)         the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 exercise their conversion or option rights; or

b)        the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001, who are obligated to convert the convertible bonds, fulfill their conversion obligation.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations. Contingent capital I was used in 2003 to issue convertible bonds amounting to approximately EUR 2.3 billion, to be converted into ordinary shares of Deutsche Telekom at maturity (June 1, 2006). The convertible bonds were issued by Deutsche Telekom’s financing company in the Netherlands – Deutsche Telekom International Finance B.V. – and are guaranteed by Deutsche Telekom. The securities were issued at par with a coupon of 6.5 percent. Depending on share price performance, the conversion ratio may fluctuate between 3,417.1679 and 4,237.2881 shares per bond (EUR 50,000 par value). The securities were placed with non-U.S. institutional investors outside the United States. 6,834 conversion options granted with the convertible bond had been exercised as of December 31, 2005, which resulted in a corresponding decrease in contingent capital I.

On the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 in conjunction with the amending resolution adopted by the shareholders’ meeting on May 18, 2004, the capital stock was contingently increased by up to EUR 33,280,000, composed of up to 13,000,000 new no par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom’s second-tier management, and to other executives, managers, and specialists of Deutsche Telekom, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier Group entities in Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company’s shareholders’ meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. As of December 31, 2005, a total of 318,644 stock options granted as part of the 2001 Stock Option Plan had been exercised, reducing contingent capital II accordingly.

On the basis of the authorizing resolution adopted by the shareholders’ meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders’ meeting on May 29, 2001, the share capital was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders’ meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company’s shareholders’ meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of the expiration date of July 20, 2005.

On the basis of the authorizing resolution of the shareholders’ meeting on April 26, 2005, the share capital was contingently increased by an amount of EUR 600,000,000, composed of up to 234,375,000 no par value shares (contingent capital IV). The contingent capital increase will be implemented only to the extent that

a)         the holders and creditors of convertible bonds or warrants attached to bonds with warrants to be issued or guaranteed on or before April 25, 2010 by Deutsche Telekom or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting in April 2005, exercise their conversion or option rights; or

b)        those obligated under the convertible bonds or bonds with warrants issued or guaranteed by Deutsche Telekom or its direct or indirect majority shareholdings on or before April 25, 2010 on the basis of the authorizing resolution adopted by the shareholders’ meeting in April 2005, fulfill their conversion or option obligation;

c)         and the contingent capital is needed to fulfill the bond terms.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion or option obligations. The Board of Management is also authorized, with the approval of the Supervisory Board, to determine the remaining details of the implementation of the contingent capital increase.

32 Capital reserves.

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of Voice Stream/Powertel instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs. Furthermore, there were additional allocations to capital reserves in 2005 from the exercise of conversion rights by former shareholders of T-Mobile USA/Powertel.

33 Retained earnings including carryforwards.

Retained earnings were impacted especially by the appropriation of an amount of EUR 1.6 billion in net profit for the prior year, and by the payment of EUR 2.6 billion in dividends for the 2004 financial year.

34 Other comprehensive income.

Other comprehensive income improved year-on-year by around EUR 1.6 billion to EUR –1.1 billion. This reflects offsetting effects: positive exchange rate effects from the translation of foreign Group companies were offset by negative effects from changes in fair value associated with disposals – especially in connection with the sale of the remaining shares in MTS – that had previously been recognized directly in equity.

35 Treasury shares.

The authorization of the Board of Management to acquire treasury shares as adopted by the shareholders’ meeting on May 18, 2004 was rescinded by resolution of the shareholders’ meeting on April 26, 2005, effective as of the end of the shareholders’ meeting on April 26, 2005. At the same time, the Board of Management of Deutsche Telekom was authorized to acquire up to 419,786,533 shares, i.e., up to almost 10 percent of the share capital – until October 25, 2006. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used, with the approval of the Supervisory Board, to list the Company’s shares on foreign stock exchanges, offered, with the approval of the Supervisory Board, to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or equity interests in companies, cancelled with the approval of the Supervisory Board, tendered to shareholders on the basis of a subscription offer extended to all shareholders, or, with the approval of the Supervisory Board, disposed of in a manner other than on the stock exchange or tender to all shareholders, used, with the approval of the Supervisory Board, for the fulfillment of conversion or option rights/obligations arising from convertible bonds or bonds with warrants issued by Deutsche Telekom based on the authority resolved by the shareholders’ meeting of April 26, 2005 or, with the approval of the Supervisory Board, used to service stock options to which holders of T-Online International AG stock options are entitled and which are to be granted to them as a result of the merger of T-Online International AG into Deutsche Telekom AG, in accordance with the merger agreement of March 8, 2005. The authorizations described above may be exercised once or repeatedly, individually or in combination, in full or in relation to lesser quantities of shares purchased.

On the occasion of its 10th anniversary, Deutsche Telekom launched an Employee Stock Purchase Plan for the Group’s employees. The shares required for this purpose were drawn from the holding of treasury shares. As a result, the number of treasury shares held decreased year-on-year by 774,820 to 1,896,008 shares. As of December 31, 2005, these holdings break down as follows:

1996 Employee Stock Purchase Plan	459,900
Decrease as a result of the 2005 Employee Stock Purchase Plan	(459,900)
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Decrease as a result of the 2005 Employee Stock Purchase Plan	(314,920)
Shares acquired from KfW Bankengruppe, not yet issued	14,630
1,896,008

The shares are recorded on the balance sheet at acquisition costs.

Treasury shares account for a total of 0.05 percent of the capital stock. The treasury shares have an imputed value of around EUR 5 million.

All treasury shares are held by Deutsche Telekom AG.

36 Minority interests.

Minority interests declined year-on-year by about EUR 0.9 billion to EUR 3.5 billion. This was mainly attributable to the acquisition of additional shares of T-Online International AG prior to the process of merging the entity into Deutsche Telekom AG.

Other disclosures.

37 Notes to the consolidated cash flow statement.

Net cash from operating activities.

In the reporting period, net cash from operating activities totaled EUR 15.0 billion, a decrease of EUR 1.7 billion compared with the prior year. Apart from the change in working capital, this is mainly attributable to tax payments, whereas tax refunds were recorded in the prior year. On the other hand, net interest payments decreased.

Net cash used in investing activities.

Net cash used in investing activities increased to EUR 10.1 billion as compared with EUR 4.5 billion in the prior-year period. The main contributing factors were the increase of EUR 2.9 billion in cash outflows for intangible assets and property, plant and equipment, as well as the increase of EUR 1.6 billion in cash outflows for investments in fully consolidated subsidiaries. This includes in particular investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture, as well as other investments in the Mobile Communications business area and the acquisition of additional shares in T-Online for EUR 1.8 billion. The sale of shares in the Russian mobile communications operator MTS for EUR 1.2 billion had a positive impact on net cash used in investing activities.

Net cash used in financing activities.

In the reporting period, cash flow used in financing activities decreased year-on-year by EUR 4.8 billion to EUR 8.0 billion. The main reason for this is an increase of EUR 8.2 billion in the issuance of current as well as non-current financial liabilities, partly offset by a EUR 0.9 billion rise in short-term debt repayments. Moreover, cash used in financing activities was negatively impacted by the EUR 2.5 billion rise in dividend payments (to shareholders of Deutsche Telekom and minority shareholders in the Eastern European telecommunications companies).

38 Segment reporting.

Deutsche Telekom reports on the Broadband/Fixed Network, Mobile Communications, Business Customers, and Group Headquarters & Shared Services in the primary reporting format. These segments for which reporting is required are strategic business areas which differ in their products and services, their production processes, the profile of their customers, their sales channels and their regulatory environment.

The Broadband/Fixed Network strategic business area consists of the business units T-Com and T-Online and provides consumers and very small business customers with traditional fixed-network services with modern infrastructures, broadband Internet access, and customer-oriented multimedia services on the basis of attractive Internet content. They also do business with resellers (wholesale, including resale, i.e., the sale of DSL products to other providers and local loop operators) and with national and international network operators (carrier services business) and provide upstream services for other strategic business areas of Deutsche Telekom.

The Mobile Communications strategic business area combines all activities of T-Mobile International AG & Co. KG. This business area now operates under the common brand T-Mobile in almost all the markets in which it is present. T-Mobile has branch offices in Germany, the United Kingdom, Austria, the Czech Republic, the Netherlands and the United States. It also has a minority interest in Poland. As a result of the strategic realignment, Deutsche Telekom’s mobile communications subsidiaries in Hungary, Slovakia, Croatia, Macedonia, and Montenegro have been allocated to the Mobile Communications strategic business area since January 1, 2005. All companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware, such as mobile phones and other terminal devices, in connection with the services offered. These services and devices are sold to consumers, business customers, and resellers – and in some cases also to companies that buy network services and market them independently to third parties (so-called mobile virtual network operators, MVNOs).

The Business Customers strategic business area consists of two business units. T-Systems Enterprise Services (ES) serves some 60 multinational groups and large public institutions, and T-Systems Business Services (BS) serves some 160,000 large and medium-sized business customers. Since 2005, Business Customers has also been serving small and medium-sized enterprises (SMEs), which were previously allocated to T-Com. The planning, rollout, and operation of the service platform for SMEs will also be managed by
T-Systems Business Services in future.

Group units and subsidiaries that are not directly allocated to one of the strategic business areas are included in Group Headquarters & Shared Services. Group Headquarters is responsible for strategic management functions across the business areas. All other operating functions not directly related to the strategic business areas’ core business are now the responsibility of Shared Services. These include the real estate business, DeTeFleetServices GmbH – a full-service fleet management and mobility services provider – and Vivento. The former Billing & Collection shared service has been managed within the Business Customers strategic business area under the T-Systems brand name since 2005.

The measurement methods used for Group segment reporting correspond to the accounting policies used in the consolidated financial statements under IFRS. Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT) and other factors. The share of profit/loss of associates and joint ventures accounted for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

Revenues generated and goods and services exchanged between the segments are generally calculated on the basis of market prices.

Segment assets and liabilities include all assets and liabilities that are attributable to operations and whose positive or negative results determine profit/loss from operations (EBIT). Segment assets include in particular intangible assets; property, plant and equipment; trade and other receivables; and inventories. Segment liabilities include in particular trade and other payables, and significant provisions. Segment investments include additions to intangible assets and property, plant and equipment.

Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount are reported in this segment’s accounts.

Segment assets, segment investments and net revenues are also shown by geographical region in the secondary reporting format. These are the main regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe segment (excluding Germany) covers the entire European Union and the other countries in Europe. The North America region comprises in particular the United States and Canada. The Other countries segment includes all countries that are not Germany or in Europe (excluding Germany) or North America. Assignment of the segment assets and segment investments to the regions is generally done based on the location of the relevant asset while net revenues are assigned based on the location of the relevant customers.

							Share of (profit)
							loss of associates
							and joint ventures
			Revenue		Profit (loss)		accounted for
		Net	between		from operations		using the
millions of €		revenue	segments	Total revenue	(EBIT)	Finance costs	equity method

Broadband/Fixed Network	2005	21,731	4,304	26,035	5,142	269	53
	2004	22,397	4,615	27,012	5,551	227	25
	2003	23,161	5,098	28,259	5,587	(209)	45
Mobile Communications	2005	28,531	921	29,452	3,005	(624)	133
	2004	25,450	1,077	26,527	1,524	(1,042)	1,177
	2003	22,933	1,394	24,327	3,440	(1,054)	546
Business Customers	2005	9,058	3,792	12,850	409	(62)	3
	2004	9,246	3,716	12,962	554	(49)	(298)
	2003	9,267	3,670	12,937	459	(48)	(417)
Group Headquarters & Shared Services	2005	284	3,221	3,505	(840)	(1,940)	(1)
	2004	260	3,266	3,526	(1,441)	(2,517)	27
	2003	235	3,036	3,271	(1,167)	(2,708)	181
Reconciliation	2005	—	(12,238)	(12,238)	(94)	(44)	26
	2004	—	(12,674)	(12,674)	77	101	14
	2003	—	(13,198)	(13,198)	30	430	1
Group	2005	59,604	—	59,604	7,622	(2,401)	214
	2004	57,353	—	57,353	6,265	(3,280)	945
	2003	55,596	—	55,596	8,349	(3,589)	356

					Investments
					accounted
		Segment	Segment	Segment	for using the	Depreciation and	Impairment
		assets	liabilities	investments	equity method	amortization	losses	Employees(1)
		millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Broadband/Fixed Network	2005	27,757	6,683	3,430	110	(4,026)	(8)	112,872
	2004	28,266	7,646	2,088	269	(4,199)	(200)	115,292
	2003	31,177	7,129	2,065	229	(4,641)	(98)	128,065
Mobile Communications	2005	64,984	7,446	6,288	1,599	(4,745)	(1,951)	49,479
	2004	59,359	6,451	3,014	2,260	(3,379)	(3,564)	47,417
	2003	64,070	6,686	3,831	2,084	(2,806)	(962)	44,899
Business Customers	2005	8,720	3,764	966	18	(885)	(11)	51,744
	2004	8,849	3,686	889	8	(953)	(2)	51,978
	2003	9,028	3,673	938	2	(1,074)	0	54,390
Group Headquarters & Shared Services	2005	11,125	5,494	600	3	(695)	(233)	29,931
	2004	12,074	5,508	673	67	(784)	(101)	32,872
	2003	13,236	5,059	862	18	(683)	(88)	23,909
Reconciliation	2005	(1,675)	(1,597)	(184)	95	60	(3)	—
	2004	(1,757)	(2,154)	(85)	63	56	(1)	—
	2003	(2,593)	(1,987)	(126)	49	48	(1)	—
Group	2005	110,911	21,790	11,100	1,825	(10,291)	(2,206)	244,026
	2004	106,791	21,137	6,579	2,667	(9,259)	(3,868)	247,559
	2003	114,918	20,560	7,570	2,382	(9,156)	(1,149)	251,263

(1)    Annual average.

				Of which: cash outflows for
		Net cash from	Net cash from	investments in intangible
		(used in)	(used in)	assets and property,	Net cash from (used in)
millions of €		operating activities	investing activities	plant and equipment	financing activities

Broadband/Fixed Network	2005	9,289	(2,025)	(3,274)	(5,903)
	2004	11,600	(2,021)	(2,226)	(5,797)
	2003	11,014	(1,183)	(2,225)	(1,819)
Mobile Communications	2005	8,117	(4,537)	(5,669)	(3,957)
	2004	7,543	(2,227)	(3,197)	(2,998)
	2003	6,372	(2,515)	(3,323)	(3,851)
Business Customers	2005	1,420	(951)	(786)	(824)
	2004	1,400	(921)	(763)	(769)
	2003	1,931	(752)	(736)	(2,386)

Group Headquarters & Shared Services	2005	4,014	(1,414)	(456)	(6,589)
	2004	3,652	1,135	(518)	(11,161)
	2003	4,443	(2,187)	(462)	(2,041)
Reconciliation	2005	(7,842)	(1,131)	50	9,234
	2004	(7,475)	(467)	67	7,844
	2003	(8,707)	4,388	280	4,302
Group	2005	14,998	(10,058)	(10,135)	(8,039)
	2004	16,720	(4,501)	(6,637)	(12,881)
	2003	15,053	(2,249)	(6,466)	(5,795)

Reconciliation of profit from operations:

millions of €	2005	2004	2003

Profit from operations (EBIT)	7,622	6,265	8,349
Loss from financial activities	(1,410)	(2,696)	(4,123)
Income taxes	(196)	(1,552)	(1,709)
Profit after income taxes	6,016	2,017	2,517

Reconciliation of segment assets and segment liabilities:

millions of €	2005	2004	2003

Segment assets	110,911	106,791	114,918
Cash and cash equivalents	4,975	8,005	8,684
Current recoverable income taxes	613	317	1,025
Other current financial assets (excluding receivables from suppliers)	1,225	1,150	1,826
Investments accounted for using the equity method	1,825	2,667	2,382
Other non-current financial assets (excluding receivables from suppliers)	779	1,636	1,368
Deferred tax assets	7,552	4,724	5,855
Assets in accordance with the consolidated balance sheet	127,880	125,290	136,058

Segment liabilities	21,790	21,137	20,560
Current financial liabilities	10,139	12,385	17,095
Income tax liabilities	1,358	1,049	466
Non-current financial liabilities	36,347	38,498	46,776
Deferred tax liabilities	8,331	5,948	7,024
Other liabilities	333	470	399
Liabilities in accordance with the consolidated balance sheet	78,298	79,487	92,320

Segments by geographic area

	Segment assets			Segment investments			Net revenue
millions of €	2005	2004	2003	2005	2004	2003	2005	2004	2003

Germany	53,517	55,843	60,769	4,618	3,431	3,980	34,183	34,741	34,365
Europe (excluding Germany)	24,228	25,865	26,739	1,983	1,756	1,546	13,272	12,952	13,085
North America	33,116	25,035	27,275	4,488	1,373	2,028	11,858	9,301	7,687
Other	50	48	135	11	19	16	291	359	459
Group	110,911	106,791	114,918	11,100	6,579	7,570	59,604	57,353	55,596

39 Contingencies and other financial obligations.

Contingencies

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Contingent liabilities relating to warranty agreements	6	9	19
Contingent liabilities relating to guarantees and bills issued	36	49	31
Other contingent liabilities	6	10	54
	48	68	104

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising from the general conduct of its business. Litigation provisions include the costs of legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the financial position and results of operations of the Group.

Other financial obligations

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Obligations arising from rental agreements and leases, including non-cancelable operating leases	20,335	15,157	14,964
Present value of payments to special pension fund	7,900	8,200	9,000
Purchase commitments and similar obligations	3,507	3,226	2,726
Purchase commitments for interests in other companies	1,802	206	273
Miscellaneous other obligations	144	1	5
	33,688	26,790	26,968

The increase in obligations arising from rental and lease agreements, including non-cancelable operating leases, over the previous year resulted primarily from additional leasing obligations undertaken by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture and the associated takeover of network infrastructures in California, Nevada and New York. The increase is also attributable to the exchange rate trend of the U.S. dollar.

The present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the PTNeuOG amounted to EUR 7.9 billion at December 31, 2005 (see also Note (28) “Provisions for pensions and similar obligations”).

The increase in purchase commitments was largely the result of higher obligations for property, plant and equipment, and intangible assets on the part of Deutsche Telekom AG as well as obligations arising from agreements for structured purchasing of power at the newly founded PASM Power and Air Condition Solution Management GmbH & Co. KG and for UMTS equipment, expansion of the GSM network capacity and maintenance at T-Mobile Hrvatska. On the other hand, purchase commitments were down at T-Mobile USA due to the expiration of long-term agreements with mobile phone providers and the fact that orders are now only made at short notice.

The amount of contractual commitments to acquire intangible assets totaled EUR 0.2 billion at the end of 2005 (2004: EUR 0.1 billion; 2003: EUR 0.1 billion). Obligations to acquire property, plant and equipment amounted to EUR 0.8 billion at December 31, 2005 (December 31, 2004: EUR 0.7 billion; December 31, 2003: EUR 0.5 billion).

Purchase commitments for interests in other companies in 2005 relate in particular to the acquisition of tele.ring Telekom Service GmbH, Vienna, and gedas AG.

Under the agreement signed by T-Mobile Austria and Western Wireless International Austria Corporation, Little Rock, United States, on August 10, 2005, the T-Mobile group is obligated to acquire tele.ring Telekom Service GmbH, Vienna, for EUR 1.3 billion upon approval by the Austria telecommunications agency and the European mergers authority.

On December 15, 2005, T-Systems entered into an agreement with Volkswagen AG to buy its IT arm gedas AG, thus securing a master agreement with the VW Group for IT services valued at EUR 2.5 billion over seven years. The purchase price is around EUR 0.4 billion. The cartel office’s approval of the takeover is still pending.

The EUR 0.1 billion change in miscellaneous other obligations is almost exclusively attributable to new full power contracts entered into by PASM. PASM is responsible for procuring, provisioning and delivering power, including the associated support services, within the Deutsche Telekom Group.

40 Disclosures on leases.

Deutsche Telekom as lessee.

Finance leases.

Beneficial ownership of leased assets is attributed to the lessee provided that this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The finance lease transactions of the Deutsche Telekom Group are mainly related to long-term rental and lease agreements for office buildings. In this context, the lease term is usually up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the reporting date.

		Of which:		Of which:		Of which:
millions of €	Dec. 31, 2005	sale and leaseback	Dec. 31, 2004	sale and leaseback	Dec. 31, 2003	sale and leaseback

Intangible assets	4	—	6	—	—	—
Land and buildings	1,318	788	1,390	822	1,330	644
Technical equipment and machinery	246	—	314	1	342	12
Other equipment, operating and office equipment	36	29	43	38	51	46
Net carrying amounts of leased assets capitalized	1,604	817	1,753	861	1,723	702

Payment obligations arising from finance leases as of the reporting date are recognized as liabilities at the present value of future lease payments. In subsequent years, the minimum lease payments comprising the present value and interest component must be paid to the lessor.

The following table provides a breakdown of these amounts:

December 31, 2005

millions of € Maturity	Minimum lease payments		Interest component		Present values
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback

Within 1 year	338	105	144	74	194	31
In 1 to 3 years	576	231	298	141	278	90
In 3 to 5 years	352	203	209	130	143	73
After 5 years	2,054	1,270	813	551	1,241	719
Total	3,320	1,809	1,464	896	1,856	913

December 31, 2004

millions of € Maturity	Minimum lease payments		Interest component		Present values
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback

Within 1 year	334	101	158	74	176	27
In 1 to 3 years	575	214	232	141	343	73
In 3 to 5 years	355	210	209	132	146	78
After 5 years	2,215	1,353	909	607	1,306	746
Total	3,479	1,878	1,508	954	1,971	924

December 31, 2003

millions of € Maturity	Minimum lease payments		Interest component		Present values
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback

Within 1 year	394	92	155	62	239	30
In 1 to 3 years	558	161	241	123	317	38
In 3 to 5 years	333	185	176	116	157	69
After 5 years	2,222	1,239	988	609	1,234	630
Total	3,507	1,677	1,560	910	1,947	767

Operating leases.

Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. Deutsche Telekom’s obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents which are accounted for on a straight-line basis. The operating lease expenses recognized in profit or loss amount to EUR 1.6 billion as of the end of 2005 (2004: EUR 1.4 billion; 2003: EUR 1.5 billion). The following table provides a breakdown of the amounts of future operating lease liabilities:

millions of €
Maturity	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Within 1 year	1,738	1,419	1,423
In 1 to 3 years	3,195	2,393	2,409
In 3 to 5 years	2,665	2,045	1,846
After 5 years	12,737	9,300	9,286
Total	20,335	15,157	14,964

The increase in leasing obligations in 2005 is primarily the result of obligations undertaken by T-Mobile USA, due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in obligations in connection with the network infrastructure in California, Nevada and New York.

Deutsche Telekom as lessor.

Finance leases.

Deutsche Telekom acts as lessor in connection with finance leases, which mainly relate to the rental of routers. The leased assets are recognized at the present value of future minimum lease payments. The present value of minimum lease payments from finance leases is determined as shown in the following table:

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Total gross investment	349	170	52
Unearned finance income	(36)	(16)	(7)
Net investment in the lease	313	154	45
Present value of the residual value	—	—	—
Present value of the minimum lease payments	313	154	45

Total gross investment in leases and present values of minimum lease payments receivable at the respective balance sheet dates are disclosed in the summary below:

millions of € Maturity	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
		Present value		Present value		Present value
	Total gross	of minimum	Total gross	of minimum	Total gross	of minimum
	investment	lease payments	investment	lease payments	investment	lease payments

Within 1 year	162	143	94	85	47	41
In 1 to 3 years	156	141	69	62	—	—
In 3 to 5 years	29	27	7	7	5	4
After 5 years	2	2	—	—	—	—
Total	349	313	170	154	52	45

Accumulated allowance for uncollectible minimum lease payments receivable was not recorded.

Operating leases.

Deutsche Telekom acts as lessor in connection with operating leases, which mainly relate to the rental of building space and radio towers. The leases have an average term of 8 years. The following table provides a breakdown of minimum lease payments arising from non-cancelable operating leases. The figures for the year under review include payments from sub-letting arrangements amounting to approximately EUR 50 million.

millions of €
Maturity	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Within 1 year	147	130	117
In 1 to 3 years	167	131	119
In 3 to 5 years	108	84	58
After 5 years	257	189	136
Total	679	534	430

41 Stock-based compensation plans.

Stock option plans.

The following table provides an overview of all existing stock option plans:

			Stock
			options	Lock-up	Contractual	Weighted	Share price	Maximum		Classification/
		Year of	granted (in	period	term	exercise	at grant	price for		accounting
Entity	Plan	issuance	thousands)	(in years)	(in years)	price	date	SARs	Notes	treatment

Deutsche Telekom AG	SOP 2000	2000	1,024	2	5	€62.69	€60.40		Expired in 2005	Equity-settled
	SOP 2001	2001	8,221	2-3	10	€30.00	€19.10			Equity-settled
		2002	3,928	2-3	10	€12.36	€10.30			Equity-settled
	SARs	2001	165	2-3	10	€30.00	€19.10	€50.00		Cash-settled
		2002	3	2-3	10	€12.36	€10.30	€20.60		Cash-settled

T-Online International AG	SOP 2000	2000	214	2	5	€37.65	€32.87		Expired in 2005	Equity-settled
	SOP 2001	2001	2,369	2-3	10	€10.35	€8.28			Equity-settled
		2002	2,067	2-6	10	€10.26	€8.21			Equity-settled
	Ya.com	2000	1,864	—		—	—		Expired in 2003	Equity-settled

T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	$15.36				Equity-settled
		2002	5,964	up to 4	max. 10	$13.35				Equity-settled
		2003	865	up to 4	max. 10	$12.86				Equity-settled
	Powertel	2001	5,323	up to 4	max. 10	$20.04				Equity-settled

	T-Mobile USA/ Powertel	2004	230	up to 4	max. 10	$19.64			Plans merged	Equity-settled
Magyar Telekom	SOP 2002	2002	3,964	1-3	5	HUF 933 or HUF 950	HUF 833			Equity-settled

No new stock option plans have been issued since 2003. So far no expenses have been incurred for stock option plans.

Supplemental disclosures on the individual plans.

Deutsche Telekom AG.

2000 Stock Option Plan.

In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and Group entities within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 60.40 per share. The options expired on July 20, 2005. The fair value of the options was EUR 25.08 at the time they were granted.

The options would have been exercisable at the end of a two-year lock-up period if and when the absolute and relative performance targets had both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005 without compensation.

2001 Stock Option Plan.

For the 2001 Stock Option Plan, the shareholders’ meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management and other executives and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders’ meeting, the allocation of the total number of options to beneficiaries is as follows:

•        a maximum of 15 percent to members of the Board of Management of Deutsche Telekom AG,

•        a maximum of 20 percent to members of Deutsche Telekom AG’s second-tier management,

•        a maximum of 15 percent to other executives, managers and specialists of Deutsche Telekom AG,

•        a maximum of 15 percent to members of the boards of management of Group entities within and outside Germany,

•        a maximum of 35 percent to other executives, managers, and specialists of Group entities within and outside Germany.

The following conditions apply under the terms of the 2001 Stock Option Plan:

50 percent of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120 percent of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary’s heirs.

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights - SAR) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2005, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2001. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 19.10 per share. The reference price, based upon which the exercise price was calculated, was EUR 25.00. The term of the options runs until August 12, 2011. At the time they were granted, the options of the 2001 and 2002 tranches were worth EUR 4.87 and EUR 3.79 respectively.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2001. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date, based upon which the exercise price was calculated, was EUR 10.30 per share. The term of the options runs until July 14, 2012.

As of December 31, 2005, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was around 5.9 years.

The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital.

At Deutsche Telekom AG, 8,525 SARs were additionally forfeited in the year under review by employees in countries in which it was not legally possible to issue stock options. As of December 31, 2005, 150,785 of the SARs granted in those countries in 2001 and 2002 were still outstanding.

The table below shows the following changes in outstanding options issued by Deutsche Telekom AG:

Deutsche Telekom AG

	SOP 2000		SOP 2001		SARs
	Stock options	Weighted average	Stock options	Weighted average		Weighted average
	(in thousands)	exercise price (€)	(in thousands)	exercise price (€)	SARs	exercise price (€)

Stock options outstanding at Jan. 1, 2003	994	62.69	11,964	24.22	167,920	29.73
Granted	0	—	0	—	—	—
Forfeited	7	62.69	196	25.89	5,360	30.00
Exercised	0	—	0	—	—	—
Stock options outstanding at Dec. 31, 2003	987	62.69	11,768	24.25	162,560	29.72
Of which: exercisable	0	—	3,964	30.00	79,976	30.00

Granted	0	—	0	—	0	—
Forfeited	132	62.69	223	25.18	3,250	30.00
Exercised	0	—	101	12.39	0	—
Stock options outstanding at Dec. 31, 2004	855	62.69	11,444	24.36	159,310	29.71
Of which: exercisable	0	—	9,564	26.71	158,020	29.86

Granted	0	—	0	—	0	—
Forfeited	855	62.69	131	24.11	8,525	28.57
Exercised	0	—	217	12.36	0	—
Stock options outstanding at Dec. 31, 2005	Expired		11,096	24.59	150,785	29.78
Of which: exercisable			11,096	24.59	150,785	29.78

Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	0		5.9		5.6
Expected remaining life of options outstanding at end of period (years, weighted)	0		5.9		5.6

The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

Deutsche Telekom AG at December 31, 2003

Options outstanding as of Dec. 31, 2003				Options exercisable as of Dec. 31, 2003
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (€)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

10–20	3,839	8.5	12.36	—	—
21–40	7,929	7.6	30.00	3,964	30.00
10–40	11,768	7.9	24.25	3,964	30.00

Deutsche Telekom AG at December 31, 2004

Options outstanding as of Dec. 31, 2004				Options exercisable as of Dec. 31, 2004
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (€)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

10–20	3,662	7.5	12.36	1,782	12.36
21–40	7,782	6.6	30.00	7,782	30.00
10–40	11,444	6.9	24.36	9,564	26.71

Deutsche Telekom AG at December 31, 2005

Options outstanding as of Dec. 31, 2005				Options exercisable as of Dec. 31, 2005
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (€)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

10–20	3,401	6.5	12.36	3,401	12.36
21–40	7,695	5.6	30.00	7,695	30.00
10–40	11,096	5.9	24.59	11,096	24.59

T-Online International AG.

2000 Stock Option Plan.

In 2000, T-Online International granted stock options to certain employees of T-Online International AG for the first time. On July 6, 2000, T-Online used its authority under the shareholders’ resolution adopted in March 2000 to grant 214,473 options for the purchase of 214,473 shares to participants at an exercise price of EUR 37.65. The Xetra closing price of T-Online International AG’s common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 32.87 per share. The options expired on July 6, 2005.

The options would have been exercisable at the end of a two-year lock-up period if and when the absolute and relative performance targets had both been exceeded at least once in the period from July 7, 2002 to July 6, 2005. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005.

2001 Stock Option Plan.

The shareholders’ meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group entities within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The Stock Option Plan is structured as a premium-priced plan. The exercise price is payable upon exercise of the options. The exercise price per share is 125 percent of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

Preemptive rights were issued in annual tranches for the years 2001 and 2002.

The exercise rules specify that 50 percent of the options granted at a given date may only be exercised after a two-year lock-up – calculated from the grant date of the options. The remaining 50 percent of options granted at a given date may only be exercised three years after the day the options are granted. The options have a life of ten years from the date on which they are granted, meaning that the options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement or compensation at the latest on August 12, 2011 and July 14, 2012, respectively. As of December 31, 2005, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was 6 years. 2,369,655 options were granted in the first tranche on August 13, 2001 on the basis of the resolution adopted by the shareholders’ meeting in May 2001. A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price – i.e., the performance target – is EUR 10.35 for the first tranche (125 percent of the reference price of EUR 8.28) and EUR 10.26 for the second tranche (125 percent of the reference price of EUR 8.21).

The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital II.

Ya.com Stock Option Plan.

On the occasion of the acquisition of the shares in Ya.com Internet Factory S.A. Madrid in 2000, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the share capital of T-Online was increased by EUR 1,863,886 in accordance with a resolution adopted on September 22, 2000. In its function as conversion trustee, Dresdner Bank holds 430,000 forfeited options that may be sold at the instruction of T-Online International AG. As the clearance of the forfeited T-Online shares is regarded as a financial payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale will be allocated upon sale as a premium to capital reserves.

The opportunity to exercise the options expired on December 31, 2003.

The table below shows the following changes in outstanding options issued by T-Online International AG:

T-Online International AG

	SOP 2000		SOP 2001		Ya.com SOP
	Stock options	Weighted average	Stock options	Weighted average	SARs	Weighted average
	(in thousands)	exercise price (€)	(in thousands)	exercise price (€)	(in thousands)	exercise price (€)

Stock options outstanding at Jan. 1, 2003	209	37.65	4,415	10.31	366	0.00
Granted	0	—	0	—	0	—
Forfeited	88	37.65	204	10.33	3	0.00
Exercised	0	—	26	10.35	363	0.00
Stock options outstanding at Dec. 31, 2003	121	37.65	4,185	10.31	0	—
Of which: exercisable	0	—	1,062	10.35	0	—

Granted	0	—	0	—	Expired
Forfeited	4	37.65	311	10.32
Exercised	0	—	6	10.35
Stock options outstanding at Dec. 31, 2004	117	37.65	3,868	10.31
Of which: exercisable	0	—	2,893	10.32

Granted	0	—	0	—
Forfeited	117	37.65	317	10.31
Exercised	0	—	0	—
Stock options outstanding at Dec. 31, 2005	Expired		3,551	10.30
Of which: exercisable			3,518	10.31

Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	0		6.0		0
Expected remaining life of options outstanding at end of period (years, weighted)	0		6.0		0

The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

T-Online International AG at December 31, 2003

Options outstanding as of Dec. 31, 2003				Options exercisable as of Dec. 31, 2003
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (€)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

10–20	2,152	7.6	10.35	1,062	10.35
10–20	2,033	8.5	10.26	—	—
10–20	4,185	8.0	10.31	1,062	10.35

T-Online International AG at December 31, 2004

Options outstanding as of Dec. 31, 2004				Options exercisable as of Dec. 31, 2004
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (€)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

10–20	1,952	6.6	10.35	1,952	10.35
10–20	1,916	7.5	10.26	941	10.26
10–20	3,868	7.0	10.31	2,893	10.32

T-Online International AG at December 31, 2005

Options outstanding as of Dec. 31, 2005				Options exercisable as of Dec. 31, 2005
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (€)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

10–20	1,769	5.6	10.35	1,769	10.35
10–20	1,782	6.5	10.26	1,749	10.26
10–20	3,551	6.0	10.30	3,518	10.31

T-Mobile USA.

Plans issued by T-Mobile USA.

Before its acquisition on May 31, 2001, T-Mobile USA (formerly VoiceStream) had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per T-Mobile USA ordinary share divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million Deutsche Telekom ordinary shares, either as non-qualified stock options or as incentive stock options, plus the number of ordinary shares deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to ten years.

The plan has now expired and no more options can be issued. A total of 13,848 thousand were still outstanding at December 31, 2005.

Plans issued by Powertel.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per Powertel ordinary share divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

The Powertel “2000 Stock Plan” had 535,306 shares available at December 31, 2002. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, executives, directors, consultants, and advisors may be eligible for the allocation of options, conditional share allocations, or other allocations within the framework of the 2000 Stock Plan.

A total of 1,254,695 Deutsche Telekom shares were available for outstanding options at December 31, 2002 for the Powertel Employee Stock Option Plan in force since 1991 (“1991 Option Plan”). The Powertel Board of Directors decided not to grant any further options under the 1991 Option Plan.

At December 31, 2002, there were no shares available for outstanding options for the non-employee stock option plan. The Powertel Board of Directors decided not to grant any further options under the non-employee plan.

The plan was combined with the T-Mobile USA plan on January 1, 2004.

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA

	T-Mobile USA		Powertel
	Stock options	Weighted average	Stock options	Weighted average
	(in thousands)	exercise price (USD)	(in thousands)	exercise price (USD)

Stock options outstanding at January 1, 2003	24,980	16.41	1,790	21.85
Granted	1,715	12.86	0	—
Forfeited	1,865	21.34	201	28.65
Exercised	3,709	4.20	171	5.05
Stock options outstanding at December 31, 2003	21,121	17.95	1,418	22.79
Of which: exercisable	11,756	17.88	1,100	20.62

Plans merged from Jan. 1, 2004
Outstanding	22,539	17.90
Granted	230	19.64
Forfeited	1,626	24.19
Exercised	3,627	6.75
Expired	0	—
Stock options outstanding at December 31, 2004	17,516	19.68
Of which: exercisable	13,048	20.93

Granted	0	—
Forfeited	1,771	24.51
Exercised	1,897	8.94
Expired	0	—
Stock options outstanding at December 31, 2005	13,848	20.36
Of which: exercisable	12,455	21.15

Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	8.8
Expected remaining life of options outstanding at end of period (years, weighted)	4.1

The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

T-Mobile USA at December 31, 2003

Options outstanding as of Dec. 31, 2003				Options exercisable as of Dec. 31, 2003
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (USD)	(in thousands)	life (years)	price (USD)	(in thousands)	price (USD)

0.02– 7.60	3,600	4.2	2.79	2,840	2.79
7.61–15.20	7,673	7.3	12.22	2,551	11.00
15.21–22.80	58	5.8	17.50	58	17.50
22.81–30.39	8,604	6.3	26.30	5,412	26.88
30.40–38.00	1,186	6.1	30.97	895	30.97
0.02–38.00	21,121	6.4	17.95	11,756	17.88

Powertel at December 31, 2003

Options outstanding as of Dec. 31, 2003				Options exercisable as of Dec. 31, 2003
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (USD)	(in thousands)	life (years)	price (€)	(in thousands)	price (€)

0.02– 7.60	394	4.1	5.60	394	5.60
7.61–15.20	98	4.3	9.72	99	9.72
15.21–22.80	19	6.1	19.97	16	19.86
22.81–30.39	418	6.9	26.92	226	26.91
30.40–38.00	489	6.2	35.87	365	35.95
0.02–38.00	1,418	5.7	22.79	1,100	20.62

T-Mobile USA at December 31, 2004

Options outstanding as of Dec. 31, 2004				Options exercisable as of Dec. 31, 2004
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (USD)	(in thousands)	life (years)	price (USD)	(in thousands)	price (USD)

0.02– 3.79	1,061	3.5	2.33	1,061	2.33
3.80– 7.59	695	4.5	5.03	695	5.03
7.60–11.39	1,067	3.5	8.16	912	8.00
11.40–15.19	4,974	7.2	13.27	1,902	13.29
15.20–18.99	41	4.7	17.04	42	17.04
19.00–22.79	194	8.8	19.78	14	20.04
22.80–26.59	4,043	6.1	23.25	3,062	23.26
26.60–30.39	3,937	5.1	29.48	3,864	29.53
30.40–34.19	1,201	5.3	31.03	1,193	31.03
34.20–38.00	303	5.1	37.05	303	37.05
0.02–38.00	17,516	5.4	19.68	13,048	20.93

T-Mobile USA at December 31, 2005

Options outstanding as of Dec. 31, 2005				Options exercisable as of Dec. 31, 2005
		Weighted average	Weighted		Weighted average
Range of exercise	Number	remaining contractual	average exercise	Number	exercise
prices (USD)	(in thousands)	life (years)	price (USD)	(in thousands)	price (USD)

0.02– 3.79	759	3.5	2.38	759	2.38
3.80– 7.59	407	3.5	5.00	407	5.00
7.60–11.39	787	2.5	8.20	745	8.06
11.40–15.19	3,677	6.2	13.28	2,363	13.31
15.20–18.99	38	3.7	17.14	38	17.14
19.00–22.79	92	7.6	19.55	55	19.77
22.80–26.59	3,455	5.2	23.25	3,455	23.25
26.60–30.39	3,332	4.3	29.50	3,332	29.50
30.40–34.19	1,074	4.4	31.01	1,074	31.01
34.20–38.00	227	4.1	37.03	227	37.03
0.02–38.00	13,848	4.9	20.36	12,455	21.15

Magyar Telekom (formerly MATÁV) 2002 Stock Option Plan.

On April 26, 2002, the shareholders’ meeting of MATÁV approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders’ meeting of MATÁV authorized MATÁV’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005, respectively). The closing price of MATÁV common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The remaining contractual life as of December 31, 2005 was 1.5 years.

The options with respect to the maximum of one third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

The options with respect to the maximum of a further one third of the shares that can be purchased under the options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

No more stock options were issued from the MATÁV stock option plan after those granted in 2002. The plan was ended prematurely in 2003.

The table below shows options trends for Magyar Telekom:

Magyar Telekom

	SOP 2002
	Stock options	Weighted average
	(in thousands)	exercise price (HUF)

Stock options outstanding at January 1, 2003	3,965	944
Granted	0	—
Forfeited	310	944
Exercised	0	—
Stock options outstanding at December 31, 2003	3,655	944
Of which: exercisable	1,218	944

Granted	0	—
Forfeited	448	944
Exercised	0	—
Stock options outstanding at December 31, 2004	3,207	944
Of which: exercisable	2,137	942

Granted	0	—
Forfeited	286	944
Exercised	992	944
Stock options outstanding at December 31, 2005	1,929	944
Of which: exercisable	1,929	944

Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	1.5
Expected remaining life of options outstanding at end of period (years, weighted)	1.5

The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

Magyar Telekom at December 31, 2003

Options outstanding as of Dec. 31, 2003				Options exercisable as of Dec. 31, 2003
		Weighted average	Weighted		Weighted average
Range of exercise		remaining contractual	average exercise		exercise
prices (HUF)	Number	life (years)	price (HUF)	Number	price (HUF)
	(in thousands)			(in thousands)

933–950	3,655	3.5	944	1,218	944

Magyar Telekom at December 31, 2004

Options outstanding as of Dec. 31, 2004				Options exercisable as of Dec. 31, 2004
		Weighted average	Weighted		Weighted average
Range of exercise		remaining contractual	average exercise		exercise
prices (HUF)	Number	life (years)	price (HUF)	Number	price (HUF)
	(in thousands)			(in thousands)

933–950	3,207	2.5	944	2,137	942

Magyar Telekom at December 31, 2005

Options outstanding as of Dec. 31, 2005				Options exercisable as of Dec. 31, 2005
		Weighted average	Weighted		Weighted average
Range of exercise		remaining contractual	average exercise		exercise
prices (HUF)	Number	life (years)	price (HUF)	Number	price (HUF)
	(in thousands)			(in thousands)

933–950	1,929	1.5	944	1,929	944

Mid-Term Incentive Plan (MTIP)/Long-Term Incentive Plan (LTIP).

Deutsche Telekom AG.

Mid-Term Incentive Plan 2004/2005.

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and other beneficiaries, mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders.

The MTIP 2004 came into effect in 2004; the MTIP 2005 came into effect in 2005. The plans each have a term of three years. The intention is to launch the plan annually on a revolving basis for 5 years. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. On account of its rolling issuance, implemented for the first time in 2005, the MTIP takes the form of a compensation component with long-term incentives. The plans have maximum budgets of EUR 80 million and EUR 83 million, respectively. The proportionate amount to be expensed and recognized as a provision at each balance sheet date is calculated based on a Monte Carlo simulation.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

MTIP 2004 and MTIP 2005 are pegged to two equally weighted, share-based performance parameters – one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out; if one performance target is achieved,
50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom’s share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last
20 trading days prior to the beginning and end of the plan. The starting price for the MTIP 2004 is EUR 14.08 per Deutsche Telekom share. Consequently, the performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period prior to the end of the plan. For MTIP 2005, the relevant starting price is EUR 16.43, and the absolute performance target
EUR 21.36.

The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones Euro STOXX Total Return Index during the last 20 trading days prior to the beginning and end of the plan. The starting value of the index for the MTIP 2004 is 317.95 points; for the MTIP 2005 358.99 points. The starting value of the total return of Deutsche Telekom shares corresponds to the share price prior to the beginning of the plan (EUR 14.08 for the MTIP 2004, and EUR 16.43 for the MTIP 2005).

The ambitiousness and strategic relevance of the performance targets are reviewed and adjusted if necessary prior to each new rolling issue of the MTIP. The nature or thresholds of the performance targets cannot be changed once the plan has begun.

At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG’s Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payment will be made to the beneficiaries.

T-Mobile USA.

Mid-Term Incentive Plan 2004/2005.

T-Mobile USA’s MTIP is based on the same terms and conditions as Deutsche Telekom AG’s MTIP.

Long-Term Incentive Plan 2004/2005.

In addition to the aforementioned terms and conditions of Deutsche Telekom AG’s MTIP, T-Mobile USA has issued a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons on the basis of the company’s 2003 figures. The achievement of the performance targets is evaluated at theend of every year, starting from 2004; payments have been made from 2004.

T-Mobile UK.

Mid-Term Incentive Plan 2004/2005.

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in intangible assets and property, plant and equipment). The third performance target can generally only be achieved after the two other performance targets have been achieved.

T-Online International AG.

Mid-Term Incentive Plan 2004/2005.

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

Magyar Telekom (MATÁV).

Mid-Term Incentive Plan 2004/2005.

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Euro STOXX Total Return Index.

The following table provides an overview of the effects on the balance sheet in the 2005 and 2004 financial years:

millions of €	2005	2004

Provisions (at end of period)	39	18
Personnel costs	30	24

42 Risk management and financial derivatives.

Principles of risk management.

Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flows. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes.To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty’s rating.

The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the extent and the amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks.

Deutsche Telekom is exposed to currency risks, for example from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group’s cash flows. Foreign currency risks that do not influence the Group’s cash flows (i.e., the risks resulting from the translation of assets and liabilities of foreign operations into the Group’s reportingcurrency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged.At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency. Treasury hedges these risks as far as possible. Crosscurrency swaps and currency derivatives are used to convert financial obligations denominated in foreign currencies into the Group entities’ functional currencies (euro, U.S. dollar and sterling).

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, and Polish zlotys. Intragroup loans in foreign currencies are principally hedged by way of forward transactions. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom’s exchange-rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the provision of subscriber lines for the international calls of Deutsche Telekom’s customers in Germany, for the procurement of handsets, and for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks from its operating activities at the reporting date.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; translation-related risks are not taken into consideration. Relevant risk variables are generally non-functional currencies in which Deutsche Telekom has financial instruments.

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, liabilities arising from ABS transactions, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange-rate fluctuations therefore have no effects on profit or loss, or shareholders’ equity.

Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders’ equity either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments also do not have any currency effects.

Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Hypothetical exchange-rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders’ equity and the fair value of these hedging instruments. Others are currency derivatives that are neither part of one of the hedges defined in IAS 39 nor part of a natural hedge. These derivatives are used to hedge planned transactions. Exchange-rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

If the euro had been 10 percent stronger (weaker) against the U.S. dollar at December 31, 2005, the hedging reserve in shareholders’ equity and in the fair value of the hedging transactions would have been EUR 68 million higher (lower).

If the euro had been 10 percent stronger (weaker) against all currencies at December 31, 2005, other financial income and the fair value of the hedging transactions would have been EUR 3 million lower (higher). The hypothetical effect on profit or loss of EUR -3 million results from the currency sensitivities EUR/USD: EUR +6 million; EUR /CZK: EUR -2 million; EUR/SKK: EUR -3 million; EUR/GBP EUR -4 million.

Interest rate risks.

Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone, in the United Kingdom, and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net debt denominated in euros, U.S. dollars and sterling separately. Once a year, the Board of Management stipulates the desired mix of fixed- and variable-interest net financial liabilities for a future period of three years. Taking account of the Group’s existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 67 percent (2004: 76 percent) of the net financial liabilities in 2005 denominated in euros, 80 percent (2004: 84 percent) of those denominated in sterling, and 85 percent (2004: 86 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders’ equity. The interest rate sensitivity analyses are based on the following assumptions:

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are recognized at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are also not exposed to interest rate risk.

Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders’ equity and are therefore taken into consideration in the equity related sensitivity calculations.

Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of income-related sensitivities.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect other financial income or expense (net gain/loss from remeasurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

If the market interest rates had been 100 basis points higher (lower) at December 31, 2005, profit or loss would have been EUR 158 million lower (higher). The hypothetical effect of EUR -158 million on income results from the potential effects of EUR -132 million from interest rate derivatives and EUR -26 million from non-derivative, variable-interest financial liabilities.

Other price risks.

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2005, Deutsche Telekom did not hold any material investments to be classified as available for sale.

Credit risks.

Deutsche Telekom is exposed to a credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least an investment-grade credit rating, in connection with an operational credit management system. At the level of operations, the outstanding debts are continuously monitoredin each area, i.e., locally. Credit risks must be taken into account through allowances.

In the course of ABS transactions, receivables from the bulk business are managed separately. A security margin is provided as a cash reserve for the credit risk. The percentage of the provision for the credit risk has been statistically proven to be stable. A statement of the actual loan losses is prepared periodically and any excess payments to the cash reserve are refunded.

The solvency of the business with key accounts, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is represented by the going concern values of the originated loans and receivables that are carried in the balance sheet, including derivatives with positive market values.

At the reporting date there were no significant global offsetting agreements that reduce this risk, nor were there any significant financial guarantees for third-party obligations that increase this risk.

Hedge accounting

Fair value hedges

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2005 and 2004 financial years. Fixed-income bonds denominated in EUR, GBP, and USD were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is prospectively tested using the critical terms match method set out in IAS 39.AG108. An effectiveness test is carried out retrospectively at each reporting date using the dollar-offset method. This method compares past changes in the fair value of the hedged item expressed in currency units with past changes in the fair values of the interest rate swaps expressed in currency units. The changes in the fair value of the two transactions are calculated on the basis of the outstanding cash flows at the beginning and end of the test period and are adjusted for accrued interest. All hedging relationships were effective within the range of the ratios of the two past changes in value (between 80 and 125 percent) as specified in IAS 39. When the effectiveness was being measured, the change in the credit spread was not taken into account for calculating the change in the fair value of the hedged item. For fair value hedges entered into from 2005, the effectiveness of the hedging relationship is tested by means of statistical methods using a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective, when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives on page 195 shows, Deutsche Telekom had designated interest rate derivatives in a net amount of EUR 149 million (2004: EUR 91 million) as fair value hedges at December 31, 2005. The remeasurement of the hedged items results in expenses of EUR 68 million being recorded in other financial income in the 2005 financial year; the changes in the fair values of the hedging transactions result in losses of EUR 67 million being recorded in other financial income.

Cash flow hedges – USD.

In 2005 and 2004, Deutsche Telekom designated some “forward purchase U.S. dollar/sell in EUR” currency derivatives as cash flow hedges to hedge the amount translated into EUR payable for contractually fixed payments denominated in U.S. dollars.

These are hedges of unrecognized firm commitments against foreign currency risks arising from spot rate changes. The hedged items designated in 2005 and 2004 were highly probable U.S. dollar payments for software licenses.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will affect profit or loss:

Nominal amount
millions of USD	Maturity

10	Jan. 15, 2006
8	Feb. 1, 2006
10	Jan. 15, 2007
8	Feb. 1, 2007
10	Jan. 15, 2008
8	Feb. 1, 2008
54

Additionally, the Company in 2005 entered into hedges of future interest payments denominated in U.S. dollar resulting from recognized liabilities against foreign currency risks arising from spot rate changes. The hedged items designated were interest payments from bonds denominated in U.S. dollars.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will affect profit or loss:

Nominal amount
millions of USD	Maturity

165	June 15, 2006
159	Dec. 15, 2006
19	June 15, 2007
411	Dec. 17, 2007
754

The objective of this hedging is to eliminate the risk from payment fluctuations as a result of exchange rate movements.

The effectiveness of the hedging relationship is calculated prospectively using the critical terms match method set out in
IAS 39.AG108. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedged item and the hedging instrument attributable to spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 percent, the hedge is effective.

In the 2005 financial year, gains totaling EUR 106 million (2004: losses of EUR 8 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 29 million and losses amounting to EUR 1 million recognized in shareholders’ equity in 2004 were transferred to other financial income/expense in the 2005 financial year. Deutsche Telekom expects that, within the next 12 months, gains recognized in equity in the amount of EUR 28 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives on page 195 shows, Deutsche Telekom had designated currency forwards with a negative fair value of EUR 32 million (2004: EUR 17 million) as cash flow hedges at December 31, 2005.

Cash flow hedges – GBP.

To hedge future interest payments from syndicated loans of a notional GBP 500 million, Deutsche Telekom also designated some pay fixed, receive variable GBP interest rate swaps as cash flow hedges in 2005 and 2004.These are hedges of variable-interest payments from recognized liabilities against interest rate risks. The hedged items designated were variable interest payments (reference interest rate: GBP6MLibor) from the syndicated loans. The aim of the hedge accounting is to transform the variable-interest borrowing into fixed-interest borrowing; credit risks do not form part of the hedge.

In the 2005 financial year, gains of EUR 2 million (2004: EUR 0.6 million) resulting from the change in the fair values of interest rate derivatives were recognized in shareholders’ equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Losses of EUR 10 million recognized in shareholders’ equity were transferred to the income statement in the 2004 financial year. In 2005, the cash flow hedge was discontinued and losses amounting to EUR 3 million were transferred from equity to other financial income or expense since the hedged item had ceased to exist. There was no ineffectiveness of this hedge recorded at the balance sheet date.

As the list of the fair values of derivatives on page 195 shows, Deutsche Telekom had designated interest rate swaps with a negative fair value of EUR 5 million as cash flow hedges at December 31, 2004.

Net investment hedge.

Deutsche Telekom hedged repayable preferred stock of T-Mobile USA amounting to USD 5,000 million against foreign currency risks in 2005 and 2004 using fixed-income USD bonds and currency derivatives. The interests in T-Mobile USA (hedged item) constitute a net investment in a foreign operation. The aim of the hedging is to eliminate the risk from a potential repayment of the interests resulting from exchange rate fluctuations.

The effectiveness of the hedging relationship is tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the USD bonds since the inception of the hedge resulting from spot rate changes are compared with the proportionate changes in the value of the interests due to changes in the spot rate. The prospective effectiveness test is performed using the critical terms match method set out in IAS 39.AG108. As both the nominal volumes and the currencies of the hedged item and the hedging transaction are identical, a highly effective hedging relationship is expected.

In 2005 losses from spot rate changes of the USD bonds of EUR 584 million (2004: gains of EUR 302 million) were taken directly to equity (hedging reserve). The USD bonds designated as hedging instruments for net investment hedges had a market value of
EUR 4,945 million at the reporting date (2004: EUR 4,227 million).

Furthermore, loans amounting to a nominal volume of USD 4,030 million were designated as hedging instruments in the 2005 financial year as part of the hedging of the net investment in T-Mobile USA. The prospective and retrospective effectiveness was determined in line with the method described above. Losses of EUR 59 million (hedging reserve) were charged to equity in connection with this hedge; this amount will be transferred to other financial income or expense upon discontinuation of the hedged item. This hedge was de-designated as of April 30, 2005.

Derivatives.

The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of a hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge, net investment hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).

	Net carrying	Net carrying	Net carrying
	amounts	amounts	amounts
millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Assets
Interest rate swaps
• Held for trading	205	275	212
• In connection with fair value hedges	151	92	194
• In connection with cash flow hedges			20
Currency forwards/currency swaps
• Held for trading	18	12	27
• In connection with net investment hedges		1	3
Cross-currency swaps held for trading	53	14	18
Embedded derivatives	18	2	1

Liabilities and shareholders’ equity
Interest rate swaps
• Held for trading	311	396	478
• In connection with fair value hedges	2	1	3
• In connection with cash flow hedges		5	15
Currency forwards/currency swaps
• Held for trading	14	175	111
• In connection with cash flow hedges	32	17
Cross-currency swaps held for trading	308	564	727
Other derivatives
• Embedded	11
• Held for trading		1

43 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 37.49 percent of the share capital of Deutsche Telekom AG. As the Federal Republic represents a solid majority at the shareholders’ meeting despite its minority shareholding due to the average attendance of the shareholders’ meeting, Deutsche Telekom is a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom.

Federal Republic of Germany.

The Federal Posts and Telecommunications Agency has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency also carries on the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost – VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2005 financial year, Deutsche Telekom made payments in the amount of EUR 49 million (2004: EUR 55 million; 2003: EUR 63 million).

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenues.

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out two loans for GBP 150 million each with KfW Bankengruppe. The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating. The loans have remaining lives of two and four years, respectively.

Deutsche Post World Net.

In the 2005 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion (2004: EUR 0.7 billion; 2003: EUR 0.7 billion) from Deutsche Post World Net. These mainly relate to postage charges for letters and packages. In the same period, the Deutsche Post World Net group of companies purchased goods and services totaling EUR 0.4 billion (2004: EUR 0.4 billion; 2003: EUR 0.5 billion) from Deutsche Telekom. This amount primarily comprises IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. This line of credit was not utilized at the end of the year.

Furthermore, Deutsche Telekom AG made cash investments with Deutsche Postbank in 2005 at normal market rates of interests and maturities. On December 31, 2005, the cash investments totaled EUR 0.3 billion.

Joint ventures and associates.

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2005, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.2 billion (2004: EUR 0.2 billion; 2003: EUR 0.1 billion).

At December 31, 2005, the total amount of trade receivables from related companies was EUR 0.2 billion (2004: EUR 0.3 billion; 2003: EUR 0.4 billion). At the same date, trade payables due to related companies amounted to EUR 0.1 billion (2004: EUR 0.1 billion; 2003: EUR 0.3 billion).

Related individuals.

No major transactions took place between Deutsche Telekom and persons in key management positions, including close members of their families.

44 Compensation of the Board of Management and the Supervisory Board.

Under the terms of their service contracts, the members of the Board of Management are entitled to fixed and annual variable remuneration, as well as long-term variable remuneration components (Mid-Term Incentive Plan). Total remuneration is generally 2/3 variable and 1/3 fixed. The annual variable remuneration is calculated based on the level of achievement of the targetsassigned to each member of the Board of Management by the General Committee of the Supervisory Board before the beginning of the financial year.

In observance of the requirements of German commercial and accounting legislation, a total of EUR 11,747,163.15 is reported as remuneration for the members of the Board of Management for the past financial year. This amount includes the fixed annual salary, the variable remuneration, the expenditure for the Mid-Term Incentive Plan, and non-cash compensation amounting to EUR 302,636.41 which is treated as non-cash benefits.

The members of the Board of Management have taken part in Deutsche Telekom AG’s Mid-Term Incentive Plan (MTIP) as part of their total compensation since the 2004 financial year. The MTIP is a Group-wide long-term compensation instrument for senior executives. The plan has a term of three years and will be issued annually on a rolling basis. It consists of two stock-based, additive and equally weighted success parameters. As in the 2004 financial year, one absolute and one relative plan target were again set as the success parameters in 2005: The absolute plan target is for the value ofthe Deutsche Telekom share to increase by at least 30 percent by the end of the plan (for the 2005 tranche at December 31, 2007). The relative plan target requires the total return of the Deutsche Telekom share to outperform the Dow Jones Euro STOXX Total Return Index. Each tranche allows each member of the Board of Management to reach an incentive volume of 15 percent (if one plan target is met) or 30 percent (if both plan targets are met) of their own contractually agreed target salary (basic compensation plus variable compensation in the case of 100-percent target achievement). If no plan targets are met, no incentive is paid. For further details, please refer to the disclosures on the 2004 and 2005 MTIP under Note (41) “Stock-based compensation plans.”

Subject to the condition that the financial statements of Deutsche Telekom AG are approved in their current form, the members of the Board of Management shall receive the following total compensation for the 2005 financial year (fixed annual salary, variable compensation, and fair value of the 2004 and 2005 MTIPs).

Compensation of the Board of Management

				Total amount accrued
				for the 2004 and
	Fixed annual	Variable	Total cash	2005 MTIP (fair value
	salary in	remuneration	compensation	expenditure for the
	€2005	for 2005	2005	2005 financial year)

Kai-Uwe Ricke	1,250,000.00	1,343,750.00	2,593,750.00	302,779.75
Dr. Karl-Gerhard Eick	937,500.00	1,007,812.50	1,945,312.50	227,084.82
Dr. Heinz Klinkhammer	750,000.00	781,500.00	1,531,500.00	181,667.85
René Obermann	750,000.00	750,000.00	1,500,000.00	181,667.85
Walter Raizner	937,500.00	937,500.00	1,875,000.00	180,158.53
Konrad F. Reiss (deceased, April 6, 2005)	250,000.00	209,589.04	459,589.04	65,026.74
Lothar Pauly (from October 1, 2005)	187,500.00	199,218.75	386,718.75	14,270.91
Total	5,062,500.00	5,229,370.29	10,291,870.29	1,152,656.45

The Company’s 2001 Stock Option Plan was terminated pursuant to a resolution by the shareholders’ meeting of May 18, 2004. No stock options were issued for the members of the Group Board of Management as of the 2002 financial year. The stock options granted to the Group Board of Management for the first and last time for the 2001 financial year remain exercisable, provided the performance targets and the relevant requirements are met. The stock options granted for the 2000 financial year from the previous 2000 Stock Option Plan were forfeited as of July 20, 2005 without compensation due to expiry.

Compensation for former members of the Board of Management and their surviving dependents and accruals recognized for this purpose totaled EUR 3,456,527.80.

The provisions recognized for ongoing pensions and pension entitlements for former members of the Board of Management and their surviving dependents amounted to EUR 72,241,234.00 – DBO/PBO in accordance with IAS 19/ FAS 87 – depending on the respective accounting principles to be used.

Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with § 15 (1) PostPersRG amounted to EUR 4,540,790.00 – DBO/PBO in accordance with IAS 19/FAS 87. No accruals were recognized for these obligations (see § 285 No. 9b HGB).

Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation as approved in its current version by the 2004 shareholders’ meeting. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000. Depending on the development of net income per share, the members of the Supervisory Board may receive variable, performance-related remuneration with short-term and long-term components.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net income per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net income per no par value share in the second financial year following the financial year in question (reference year) exceeds the net income per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

The short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, the remuneration increases by half for each membership in a Supervisory Board committee (with the exception of the Mediation Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2005 amounted to EUR 1,983,115.33. Of this amount,
EUR 1,365,533.33 will be paid out after the 2006 shareholders’ meeting. The remaining amount of EUR 617,582.00 will be retained as an accrual for the long-term variable remuneration for the 2005 financial year; it will be paid out after the 2008 shareholders’ meeting subject to achievement of the relevant performance targets.

The compensation of the individual members of the Supervisory Board for 2005 is as follows:

Compensation of the Supervisory Board

				Imputed
	Fixed remuneration			long-term
	plus	Short-term	Total	remuneration
€	attendance free	variable	(net)	entitlement(1)

Brandl, Monika	21,000.00	20,000.00	41,000.00	18,600.00
Falbisoner, Josef	21,000.00	20,000.00	41,000.00	18,600.00
Dr. von Grünberg, Hubertus	22,000.00	20,800.00	42,800.00	19,344.00
Halsch, Volker	54,400.00	50,000.00	104,400.00	46,500.00
Holzwarth, Lothar	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Hundt, Dieter	31,400.00	30,000.00	61,400.00	27,900.00
Litzenberger, Waltraud	21,000.00	20,000.00	41,000.00	18,600.00
Löffler, Michael	21,000.00	20,000.00	41,000.00	18,600.00
Reich, Hans W.	20,800.00	20,000.00	40,800.00	18,600.00
Prof. Dr. Reitzle, Wolfgang(2)	19,333.33	18,333.33	37,666.67	17,050.00
Dr. Schinzler, Hans-Jürgen	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Schlede, Klaus G.	62,600.00	60,000.00	122,600.00	55,800.00
Schmitt, Wolfgang	43,000.00	40,800.00	83,800.00	37,944.00
Sommer, Michael	20,800.00	20,000.00	40,800.00	18,600.00
Steinke, Ursula	21,000.00	20,000.00	41,000.00	18,600.00
Prof. Dr. Stolte, Dieter	21,000.00	20,000.00	41,000.00	18,600.00
Treml, Franz(3)	74,400.00	70,000.00	144,400.00	65,100.00
Walter, Bernhard	42,400.00	40,000.00	82,400.00	37,200.00
Wegner, Wilhelm	64,600.00	60,000.00	124,600.00	55,800.00
Dr. Wiedeking, Wendelin(4)	3,333.33	3,333.33	6,666.67	3,100.00
Dr. Zumwinkel, Klaus	74,400.00	70,800.00	145,200.00	65,844.00
Total	701,466.67	664,066.67	1,365,533.33	617,582.00

(1)     Represents the accrual recognized. The long-term variable remuneration will be paid out for the first time after the 2008 shareholders’ meeting for the period 2004 to 2007 provided the relevant performance targets have been achieved

(2)     Member since February 10, 2005.

(3)     Mr. Treml received Supervisory Board compensation of EUR 12,271.00 from DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2005 financial year for a mandate as a member of the Supervisory Board of this company.

(4)     Member until February 9, 2005.

45 Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG’s website.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of T-Online International AG, a listed company included in the consolidated financial statements of Deutsche Telekom AG, have submitted the mandatory declaration of conformity and made it available to shareholders on T-Online International AG’s website.

46 Events after the balance sheet date.

Successful launch of new OBU 2.0 software for truck toll system.

The Toll Collect consortium, in which Deutsche Telekom AG holds a 45-percent stake, successfully launched the new OBU 2.0 software (on-board unit/ OBU) in Germany on January 1, 2006. With the new OBU 2.0 software, the on-board unit continues to automatically register with the truck toll system. Two days before OBU 2.0 was launched, the new software was loaded onto more than 420,000 on-board units in service partner workshops. Thus, roughly 90 percent of on-board units are equipped with the update. The total number of OBUs has increased by more than 30 percent compared with the 321,000 fitted OBUs with which the truck toll system was successfully launched at the start of 2005.

Judicial release proceedings for planned merger of T-Online into Deutsche Telekom not yet finalized and legally binding.

The judicial release proceedings for the planned merger have not yet been closed. The Frankfurt/Main Higher Regional Court, as the court of second instance, reached a decision in February 2006 on the motion filed by T-Online for release for entry of the merger in the commercial registers – despite pending lawsuits filed by several T-Online shareholders against the legality of the decision to this effect taken by last year’s shareholders’ meeting of T-Online – and given the release as sought for entry of the merger in the commercial registers. This decision is not yet final and legally binding, however. Under the provisions of the merger agreement, the merger cannot be entered into the commercial register and thus become effective, once a legally binding release ruling has been issued, until after this year’s shareholders’ meetings of T-Online and Deutsche Telekom.

Medium-term notes issued by Deutsche Telekom International Finance B.V.

Deutsche Telekom issued two medium-term notes (MTN) of EUR 500 million each through its Dutch financing subsidiary Deutsche Telekom International Finance B.V. An MTN that will mature in three years was issued on January 25, 2006 with a fixed coupon of
3 percent. A variable-interest MTN that will mature in 3.5 years was issued on February 9, 2006; its coupon will be calculated each quarter based on the three-month Euribor rate. The proceeds of the two medium-term notes will help to maintain general liquidity.

47 Auditors’ fees and services.

The following table provides a breakdown of auditing fees recognized as expenses in the 2005 financial year:

PricewaterhouseCoopers AG

millions of €	2005

Professional fees for audits	5.1
Professional fees for other accounting services	19.7
Tax consulting fees	0.5
Other professional fees	4.5

Ernst & Young AG

millions of €	2005

Professional fees for audits	6.1
Professional fees for other accounting services	17.8
Tax consulting fees	0.2
Other professional fees	0.1

Professional fees for audits include in particular fees for the statutory auditing of annual financial statements as well as fees for other auditing services provided in connection with the audit of the annual financial statements.

Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of the internal control system in accordance with the Sarbanes-Oxley Act.

Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

Other professional fees mainly relate to consulting fees for specific projects.

Bonn, February 13, 2006

Deutsche Telekom AG

Board of Management

/s/ Kai-Uwe Ricke	/s/ Karl-Gerhard Eick	/s/ Heinz Klinkhammer
Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

/s/ René Obermann	/s/ Lothar Pauly	/s/ Walter Raizner
René Obermann	Lothar Pauly	Walter Raizner

Auditors’ report

We have audited the consolidated financial statements prepared by Deutsche Telekom AG, Bonn, comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, and the notes to the consolidated financial statements, together with the Group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the Group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB) are the responsibility of the parent company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company’s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Stuttgart/Frankfurt (Main), February 13, 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftsprüfer	Wirtschaftsprüfer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt (Main)

(Frings)	(Menke)
Wirtschaftsprüfer	Wirtschaftsprüfer

Further information

202	Supervisory board seats held by the members of the Board of Management
203	Other supervisory board seats held by the members of the Supervisory Board
205	Index
206	Glossary
209	Contacts/Financial calendar
V/VI	Deutsche Telekom worldwide
VII	Key data of the Deutsche Telekom Group

Members of the Board of Management of Deutsche Telekom AG in 2005 including seats on the supervisory boards of other companies.

Kai-Uwe Ricke.

Chairman of the Board of Management

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

•        T-Online International AG, Darmstadt (since 10/2001), Chairman of the Supervisory Board (since 9/2002)

•        T-Mobile International AG, Bonn (since 11/2002), Chairman of the Supervisory Board (since 12/2002)

•        T-Mobile USA Inc., Bellevue (U.S.), Board of Directors (since 5/2001), Chairman of the Board of Directors (since 8/2004)

•        T-Systems Enterprise Services GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 1/2003)

•        T-Systems Business Services GmbH, Bonn, Chairman of the Supervisory Board (since 4/2005)

•        T-Punkt Vertriebsgesellschaft mbH, Bonn, Chairman of the Supervisory Board (from 4/2004 to 2/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        JPMC International Council of JPMorgan Chase & Co., New York (U. S.) (since 3/2005)

Dr. Karl-Gerhard Eick.

Deputy Chairman of the Board of Management, responsible for Finance

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

•        GMG Generalmietgesellschaft mbH, Münster (since 1/2000), Chairman of the Supervisory Board (since 5/2002)

•        Sireo Real Estate Asset Management GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 5/2001)

•        DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002)

•        T-Mobile International AG, Bonn (since 3/2000)

•        T-Online International AG, Darmstadt (since 2/2000)

•        T-Systems Enterprise Services GmbH, Frankfurt/Main (since 6/2002)

•        T-Systems Business Services GmbH, Bonn (since 12/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Deutsche Bank AG, Frankfurt (since 8/2004)

•        FC Bayern München AG, Munich (since 10/2004)

Dr. Heinz Klinkhammer.

Board member responsible for Human Resources

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

•        DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002), Chairman of the Supervisory Board (since 4/2002)

•        GMG Generalmietgesellschaft mbH, Münster (since 6/1996)

•        Sireo Real Estate Asset Management GmbH, Frankfurt/Main (since 5/2001)

•        T-Mobile International AG, Bonn (since 5/2003)

•        T-Online International AG, Darmstadt (since 2/2003)

•        T-Systems Enterprise Services GmbH, Frankfurt/Main (since 11/2000)

•        T-Systems Business Services GmbH, Bonn (since 12/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Federal Posts and Telecommunications Agency, Bonn, Administrative Board (from 2000 to 11/2005)

René Obermann.

Board member responsible for Mobile Communications

Member of the supervisory boards of the following subsidiaries,

associates and joint ventures:

•        T-Mobile Deutschland GmbH, Bonn, Chairman of the Supervisory Board (since 6/2002)

•        T-Mobile USA Inc., Bellevue (U.S.), Board of Directors (since 1/2003)

Lothar Pauly.

Board member responsible for Business Customers since October 1, 2005

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

•        Detecon International GmbH, Bonn, Chairman of the Supervisory Board (since 10/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Siemens VDO Automotive AG, Schwalbach (since 7/2001)

Walter Raizner.

Board member responsible for Broadband/Fixed Network

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

•        T-Punkt Vertriebsgesellschaft mbH, Bonn, Chairman of the Supervisory Board (since 2/2005)

•        T-Com Innovationsgesellschaft mbH, Berlin (since 9/2005)

Board members who left during 2005:

Konrad F. Reiss.

Board member responsible for Business Customers from January 20, 2003 until April 6, 2005 (deceased)

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

•        DETECON International GmbH, Bonn (since 2/2003), Chairman of the Supervisory Board (from 3/2003 to 4/2005)

•        Deutsche Telekom Network Projects & Services GmbH, Bonn (since 9/2005: T-Systems Business Services GmbH, Bonn), Chairman of the Supervisory Board (from 5/2003 to 4/2005)

•        T-Venture Telekom Funds Beteiligungs-GmbH, Bonn, Member of the Advisory Board (from 4/2004 to 4/2005)

Members of the Supervisory Board of Deutsche Telekom AG in 2005 including seats on the supervisory boards of other companies.

Dr. Klaus Zumwinkel.

Member of the Supervisory Board since March 7, 2003

Chairman of the Supervisory Board since March 14, 2003

Chairman of the Board of Management of Deutsche Post AG, Bonn

•        Deutsche Lufthansa AG, Cologne (since 6/1998)

•        Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board* (since 1/1999)

•        Karstadt Quelle AG, Essen (since 5/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Morgan Stanley, New York (U.S.), Board of Directors (since 1/2004)

Franz Treml.

Member of the Supervisory Board since July 8, 2003

Deputy Chairman of the Supervisory Board since August 21, 2003

Deputy Chairman of ver.di trade union, Berlin

•        DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH, Münster, Deputy Chairman (since 3/2000)

•        DBV-Winterthur – Leben, Wiesbaden (since 4/2000)

Monika Brandl.

Member of the Supervisory Board since November 6, 2002

Member of the Central Works Council at Deutsche Telekom AG, Bonn

•        no other seats –

Josef Falbisoner.

Member of the Supervisory Board since October 2, 1997

Head of ver.di District of Bavaria, Munich

•        PSD Bank München eG, Munich, Augsburg office (since 6/1994)

Dr. Hubertus von Grünberg.

Member of the Supervisory Board since May 25, 2000

Member of the Supervisory Board at Continental Aktiengesellschaft,

Hanover, et al.

•        Allianz Versicherungs-AG, Munich (since 5/1998)

•        Continental AG, Hanover, Chairman of the Supervisory Board (since 6/1999)

•        MAN Aktiengesellschaft, Munich (since 2/2000)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Schindler Holding AG, Hergiswil (Switzerland), Board of Directors (since 5/1999)

Volker Halsch.

Member of the Supervisory Board from October 1, 2004 to January 16, 2006

State Secretary, Federal Ministry of Finance, Berlin

•        Deutsche Bahn AG, Berlin (since 2/2003)

Lothar Holzwarth.

Member of the Supervisory Board since November 6, 2002

Chairman of the Central Works Council at T-Systems Business Services GmbH, Bonn

•        PSD Bank RheinNeckarSaar eG (since 1/1996), Deputy Chairman of the Supervisory Board (since 7/2004)

Dr. sc. techn. Dieter Hundt.

Member of the Supervisory Board since January 1, 1995

Managing Shareholder of Allgaier Werke GmbH, Uhingen, and President of the Confederation of German Employers’
Associations (BDA), Berlin

•        EvoBus GmbH, Stuttgart (since 5/1995)

•        Stauferkreis Beteiligungs-AG, Göppingen, Chairman of the Supervisory Board (from 1/1999 to 3/2005)

•        SHB Stuttgarter Finanz- und Beteiligungs Aktiengesellschaft, Stuttgart, Deputy Chairman of the Supervisory Board (since 4/1993)

•        Stuttgarter Hofbräu Verwaltungs-AG, Stuttgart (since 5/1999), Chairman of the Supervisory Board (from 11/2004 to 8/2005)

•        Pensions-Sicherungs-Verein, Cologne (since 6/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Landesbank Baden-Württemberg, Stuttgart, Administrative Board (since 1/1999)

Waltraud Litzenberger.

Member of the Supervisory Board since June 1, 1999

Member of the Works Council at Deutsche Telekom AG, Technical Customer Service Branch Office, Central District, Mainz

•        PSD Bank Koblenz eG, Koblenz (since 9/1998)

Michael Löffler.

Member of the Supervisory Board since January 1, 1995

Member of the Works Council at Deutsche Telekom AG, Technical Infrastructure

Branch Office, Central/Eastern District, Dresden

•        no other seats –

Dr. Thomas Mirow.

Member of the Supervisory Board since January 17, 2006

State Secretary, Federal Ministry of Finance, Berlin

•        no other seats –

Hans W. Reich.

Member of the Supervisory Board since May 27, 1999

Chairman of the Board of Managing Directors, KfW Bankengruppe,

Frankfurt/Main

•        Aareal Bank AG, Wiesbaden (since 6/2002), Chairman of the Supervisory Board (since 6/2004)

•        Deutsche Post AG, Bonn (since 9/2004)

•        HUK-COBURG Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschlands a.G., Coburg (since 7/2000)

•        HUK-COBURG-Holding AG, Coburg (since 7/2000)

•        IKB Deutsche Industriebank AG, Düsseldorf, Deputy Chairman of the Supervisory Board (since 9/1999)

•        RAG AG, Essen (from 11/2000 to 2/2005)

•        Thyssen Krupp Steel AG, (formerly ThyssenKrupp Stahl AG, renamed in 10/2005), Duisburg (since 12/2005)

•        ThyssenKrupp Steel Beteiligung AG (formely ThyssenKrupp Steel AG, renamed 10/2005), Duisburg (from 7/2000 to 12/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        DePfa Bank plc., Dublin (Ireland), Board of Directors (since 3/2002)

* Supervisory board seats in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act).

Prof. Dr.-Ing. Wolfgang Reitzle.

Member of the Supervisory Board since February 10, 2005

Chairman of the Executive Board of Linde AG, Wiesbaden

•        Allianz Lebensversicherungs-AG, Stuttgart (since 12/2002)

•        STILL GmbH, Hamburg, Chairman of the Supervisory Board* (since 1/2004)

Dr. jur. Hans-Jürgen Schinzler.

Member of the Supervisory Board since May 20, 2003

Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, Munich

•        Bayerische Hypo- und Vereinsbank AG, Munich (from 3/2003 to 11/2005), Deputy Chairman of the Supervisory Board (from 1/2004 to 11/2005)

•        Metro AG, Düsseldorf (since 5/2002)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        UniCredit S.p.A., Genoa (Italy), (since 1/2006)

Dr. Klaus G. Schlede.

Member of the Supervisory Board since May 20, 2003

Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne

•        Deutsche Postbank AG, Bonn (since 4/2000)

•        Deutsche Lufthansa AG, Cologne (since 6/1998)

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Swiss International Air Lines AG, Basle (Switzerland), (since 9/2005)

Wolfgang Schmitt.

Member of the Supervisory Board since October 2, 1997

Head of Liaison Office, T-Com Headquarters, Bonn

•        PSD Bank RheinNeckarSaar eG (since 1993)

•        Telemarkt AG, Reutlingen (since 1/2004)

Michael Sommer.

Member of the Supervisory Board since April 15, 2000

Chairman of the German Trade Union Federation (DGB), Berlin

•        Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board (since 11/1997)

•        Salzgitter AG, Salzgitter (since 9/2005)

Ursula Steinke.

Member of the Supervisory Board since January 1, 1995

Expert consultant to the Works Council

•        no other seats –

Prof. Dr. h.c. Dieter Stolte.

Member of the Supervisory Board since January 1, 1995

Former Director General of ZDF (Zweites Deutsches Fernsehen), Mainz

•        Ströer Out-of-home Media AG, Cologne (since 10/2002)

•        ZDF Enterprises GmbH, Mainz (since 1992)

Bernhard Walter.

Member of the Supervisory Board since May 27, 1999

Former Chairman of the Board of Managing Directors at Dresdner Bank AG, Frankfurt/Main

•        Bilfinger Berger AG, Mannheim (since 7/1998)

•        DaimlerChrysler AG, Stuttgart (since 5/1998)

•        Henkel KGaA, Düsseldorf (since 5/1998)

•        mg technologies ag, Frankfurt/Main (from 3/1993 to 6/2005)

•        Staatliche Porzellan-Manufaktur Meißen GmbH, Meißen, Deputy Chairman of the Supervisory Board (since 1/2001)

•        Thyssen Krupp AG, Düsseldorf (from 3/1997 to 1/2005)

•        Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board (since 2/2001)

Wilhelm Wegner.

Member of the Supervisory Board since July 1, 1996

Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

•        VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)

•        VPV Holding AG, Stuttgart (since 1/2002)

•        Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)

Dr. Wendelin Wiedeking.

Member of the Supervisory Board from May 20, 2003 to February 9, 2005

Chairman of the Board of Management of Dr.-Ing. h.c. F. Porsche AG, Stuttgart

•        no other seats –

Member of comparable supervisory bodies of companies in Germany or abroad:

•        Novartis AG, Basle (Switzerland)

•        Eagle-Picher Industries Inc., Phoenix, Arizona (U.S.)

•        Porsche Business Services Inc., Wilmington, Delaware (U.S.)*

•        Porsche Cars Great Britain Ltd., Reading (UK)*

•        Porsche Cars North America Inc., Wilmington, Delaware (U.S.)*

•        Porsche Deutschland GmbH, Bietigheim-Bissingen*

•        Porsche Engineering Group GmbH, Weissach*

•        Porsche Enterprises Inc., Wilmington, Delaware (U.S.)*

•        Porsche Financial Services GmbH, Bietigheim-Bissingen*

•        Porsche Financial Services Inc., Wilmington, Delaware (U.S.)*

•        Porsche Iberica S.A., Madrid (Spain)*

•        Porsche Italia S.p.A., Padua (Italy)*

•        Porsche Japan K.K., Tokyo (Japan)*

•        Porsche Lizenz- und Handelsgesellschaft mbH, Bietigheim-Bissingen*

* Supervisory board seats in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act).

Index.

Term	Page
A
ADSL/ADSL2+	29, 34, 84, 206
Associates	14, 15, 67, 104, 106, 111, 112, 116, 123, 134, 148,
171, 172, 196, 202, 203, 204, VII
Associated and related companies	20, 43, 196

B
Broadband	III, IV, 9, 13, 20, 28, 29, 30, 31, 32, 33, 35, 38, 39, 40,
44, 46, 62, 63, 64, 65, 66, 67, 68, 70, 71, 72, 73, 74, 76,
77, 79, 82, 84, 85, 86, 89, 90, 91, 92, 96, 97, 98, 110,
118, 122, 132, 167, 171, 172, 173, 202, 207, 208, VII

C
Cash flow	II, III, 62, 63, 79, 81, 82, 90, 95, 106, 110, 111, 117, 118,
119, 120, 121, 123, 124, 130, 131, 142, 150, 155, 156, 171,
173, 190, 191, 192, 193, 194, 195, 200, 210
Corporate governance	15, 16, 17, 20, 21, 22, 67, 91, 110, 198

D
Dividend	II, 11, 54, 55, 62, 63, 79, 81, 82, 98, 106, 107, 135, 140,
142, 168, 169, 171, 190
DSL (see also T-DSL)	9, 28, 29, 30, 31, 32, 33, 34, 38, 62, 63, 64, 65,
66, 71, 72, 76, 77, 83, 84, 91, 92, 97, 171, 206, 208, VII

E
EDGE	38, 39, 206
Employees	II, IV, 11, 15, 17, 21, 63, 67, 76, 85, 86, 87, 88, 93, 94, 98, 115
Environmental protection	89
Equity ratio	II, 62, 94

F
Financial calendar	209

G
GPRS	37, 38, 39, 206
GSM	31, 38, 39, 84, 97, 98, 117, 144, 145, 148, 175, 206, 208

H
HotSpot	30, 38, 63, 84, 207
HSDPA	38, 84, 207

I
ICT (Information and Communication Technology)	41, 42, 43, 44, 66, 68, 72,
89, 92, 96, 207
Innovation/innovations	10, 11, 31, 47, 83, 84, 87, 90, 91, 92, 96, 97
Investments	II, 1, 11, 34, 47, 77, 79, 82, 91, 92, 95, 97, 98, 105,
106, 113, 116, 119, 123, 124, 128, 131, 133, 134, 135,
137,148, 150, 157, 158, 159, 160, 161, 165, 171, 172,
173, 174, 190, 191, 192, 196
Investor relations	20, 21, 22, 56, 110, 210
ISDN/T-ISDN	29, 31, 63, 118, 207, VII
IT (Information Technology)	13, 32, 41, 42, 43, 44, 48, 65, 67, 68, 70, 72,
77, 78, 83, 84, 87, 88, 93, 97, 98, 175, 196, 206, VII

M
MMS (Multimedia Messaging Services)	30
Multimedia	III, 9, 65, 91, 150, 171, 207

N
Net revenue	II, IV, 9, 62, 63, 68, 73, 74, 75, 76, 77, 78, 85, 86,
104, 110, 115, 132, 148, 149, 172, 174, 196, 197
NGN	97, 207

O
Outdoor DSLAM	30, 207

R
Regulation	11, 20, 21, 71, 72, 73, 76, 90, 91, 95, 110, 119,
125, 126, 128, 162
Revenue/revenues	II, III, 9, 10, 28, 29, 32, 33, 35, 37, 38, 39, 40, 41, 42,
43, 44, 48, 62, 63, 64, 67, 69, 70, 72, 73, 74, 76, 77, 78,
85, 86, 91, 92, 94, 97, 98, 110, 115, 117, 122, 123,
125, 127, 129, 132, 161, 171, 172, 196, 206, 210
Risk management	16, 21, 22, 80, 90, 91, 121, 190
Roaming	38, 79, 91, 95, 122, 191, 208

S
Shareholders’ equity	II, 63, 79, 80, 81, 105, 108, 110, 127, 128, 129,
157, 158, 159, 160, 161, 167, 191, 192, 194, 195
Shareholders’ meeting	10, 11, 14, 20, 21, 22, 55, 56, 67, 92, 96, 140,
168, 169, 180, 182, 183, 188, 195, 197, 198, 199, 209
Stock options	22, 106, 108, 122, 139,168, 169, 179, 180, 181, 182,
183, 184, 185, 186, 188, 197
Subsidiaries	14, 15, 20, 106, 110, 111, 112, 115, 116, 123, 138, 171,
180, VI, VII
Sustainability	29, 30, 32, 34, 36, 63, 65, 66, 67, 71, 73, 87, 91

T
T-DSL	III, 29, 30, 33, 63, 206, 207
Telecommunications Act	72, 73, 91, 207
Total revenue	IV, 28, 33, 35, 39, 40, 41, 42, 45, 48, 72, 76, 78, 97, 98, 172
Triple play	10, 31, 64, 66, 68, 91, 92, 96, 208
T-Share	II, 11, 20, 54, 55, 56

U
UMTS	37, 38, 39, 77, 83, 84, 92, 98, 117, 128, 132, 140, 144,
145, 146, 175, 207, 208

V
Vivento	45, 46, 47, 48, 66, 78, 85, 86, 87, 93, 167, 171
VoIP	64, 66, 68, 71, 73, 84, 91, 92, 97

W
WiMAX	30, 92, 208
Wireless LAN/WLAN	30, 31, 38, 63, 64, 70, 92, 97, 207, 208
“Wünsch Dir Was” (make a wish) calling plan	9, 29, 31, 64, VII

Glossary.

ADSL

See DSL.

ADSL2+

See DSL.

ARPU – Average Revenue Per User

Predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

ASP – Application Service Providing

Service that enables enterprises to lease IT applications. The advantage:

Customers can always use the latest version that the provider maintains centrally (e.g., in a computer center) and do not have to worry about buying and maintaining software applications (licenses, updates) themselves.

Bandwidth

Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Call-by-call selection of a telephone company

Dialing procedure that enables telephone customers to use the carrier (long-distance operator) of their choice for long-distance and international calls (i.e., they can select a different carrier for each call).

Call center

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Carriers’ carrier

A network operator providing network services to other telecommunications companies.

Customer centricity

Comprehensive customer orientation, i.e., focusing on customers and their different needs when developing products and services and in communication, sales, and other market activities. The opposite is product centricity, where a company focuses primarily on its products.

Customer segmentation

The process of assigning customers to homogenous groups (“segments”) in order to consistently align product and service portfolios and sales and PR activities etc., to their different needs, and to address each customer segment according to its requirements.

Desktop services

Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

Downstream

Transmission of data from an Internet server to a user’s PC. The transmission of data in the opposite direction is referred to as upstream.

DSL – Digital Subscriber Line

Offered under the name of T-DSL in Deutsche Telekom’s service portfolio.

•             ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates (between 16 kbit/s and 640 kbit/s upstream; up to 8 Mbit/s downstream) via standard copper wire pairs to connections within a radius of approximately three kilometers.

•             ADSL2+ – Successor product to ADSL that raises the maximum data rate to 16 Mbit/s (downstream) or 1 Mbit/s (upstream).

•             VDSL (Very high bit rate Digital Subscriber Line) is a new technology used to transmit exceptionally high data rates (5 Mbit/s upstream, 50 Mbit/s downstream) via a fiber-optic network. (Upstream denotes the direction of transmission from the user to the server, while downstream denotes the opposite direction).

EDGE – Enhanced Data Rates for GSM Evolution

Modulation on the air interface to enhance data rates in GSM (Global System for Mobile communications) and TDMA (Time Division Multiple Access) networks.

eGovernment

eGovernment involves simplifying and handling processes relating to information, communication and transactions within and between governmental institutions, as well as between these institutions, the public at large, and companies, by utilizing information and telecommunications technologies.

eHealth

eHealth involves simplifying and handling processes relating to information, communication and transactions within and between health care institutions and professionals by utilizing information and telecommunications technologies.

Fiber-optic cable

Channel for optical data transmission.

FLASH-OFDM – Orthogonal Frequency Division Multiplex

Discrete multitone multiplexing protocol for mobile broadband data transmission.

Flat rate

Flat rate for network access with unlimited online time and data volumes.

GPRS – General Packet Radio Service

Technology allowing higher data transmission rates in GSM networks.

GSM– Global System for Mobile Communications

Pan-European digital mobile communication standard in the 900 MHz frequency range.

Hosting

Provision of storage capacity via the Internet. An Internet service provider’s most important services in relation to hosting are registering and operating domains, leasing web servers (in full or in part) and leasing space in a computer center – including Internet connections, regular and emergency power supply, etc.

HotSpot

HotSpot is the name of a public area where customers can connect to the Internet using wireless local area networks (WLAN). The HotSpots are realized jointly by T-Com and T-Mobile.

HSDPA – High Speed Downlink Packet Access

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT

Information and Communication Technology.

Interconnection

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP address

Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

ISDN – Integrated Services Digital Network

Offered under the name of T-ISDN in Deutsche Telekom’s portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in one single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP – Internet Service Provider

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

Last mile

A term used in relation to power and gas supply networks as well as telecommunications networks to describe the final section of the line that runs up to the customer’s household. Operators with no last mile must generally pay a charge to the network owners.

Mbit – Megabit

Unit of data transmission speed.

Multimedia

Term used to denote the real-time integration of text with still images and graphics, video, and sound.

NGN – Next Generation Network

In the classic architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

Outdoor DSLAM

Mobile Digital Subscriber Line Access Multiplexer. In switching centers and cable distributors, outdoor DSLAMs provide the splitter and modem functions required for broadband T-DSL lines. DSLAM technology is flexible enough to be used wherever there is a suitable fiber-optic infrastructure with a power supply.

Page impressions

Denotes the number of times a website has been visited. Page impressions are hence a major indicator of the reach of an Internet site.

Prepaid

In contrast to postpaid contracts, prepaid communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

Preselection of a telephone company

A procedure where customers select a certain provider – known as a long-distance carrier – for all of their long-distance and international calls.

Resale

Resale of products to competitors (see also: wholesale).

Roaming

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SDH network – Synchronous Digital Hierarchy network

The SDH network consists of a network of nodes. The system features a basic transmission rate of 155 Mbit/s. The transmission framework is referred to as an STM (Synchronous Transport Module). SDH technology provides numerous functions for maintaining the network and quality parameters.

SIM card – Subscriber Identification Module card

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

Stakeholder

The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company’s shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

TDD modulation – Time Division Duplexing

A broadband transmission method where the sending and receiving channels use the same frequency but at different times.

T-Net

Deutsche Telekom’s digitized telephone network.

Triple play

Refers to the interaction between voice and data communication and interactive media.

UMTS – Universal Mobile Telecommunications System

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

Upstream

Data transmission from the user’s PC to an Internet server. The transmission of data in the opposite direction is referred to as downstream.

VDSL

See DSL.

Video on demand

A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can therefore be established over the telephone network.

VoIP – Voice over Internet Protocol

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

VPN – Virtual Private Network

A computer network that uses a public network (e.g., the Internet) to transmit private data. VPN users can exchange data as if inside an internal network although they are not directly interconnected.

WAP – Wireless Application Protocol

WAP enables content to be made visible on a cell phone display.

Wholesale

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also: resale).

WiMAX – Worldwide Interoperability for Microwave Access

Technology that uses fixed, local radio cells to provide high-speed Internet access via the air interface.

WLAN – Wireless Local Area Network

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Contacts/Financial calendar.

Deutsche Telekom AG
Corporate Communications
Postfach 2000, D-53105 Bonn, Germany
Phone	+49 228 181–4949
Fax	+49 228 181–94004

Internet: www.deutschetelekom.com

Investor Relations:
Phone	+49 228 181–88880
Fax	+49 228 181–88009
E-Mail: Investor.Relations@telekom.de

New York Office:
Deutsche Telekom, Inc.
Investor Relations
600 Lexington Avenue, 17th Floor
New York, NY 10022, USA
Phone	+1–212–424–2959
Phone	+1–877–DT-SHARE (TOLL-FREE)
Fax	+1–212–424–2986
E-Mail: investor.relations@usa.telekom.de

Deutsche Telekom’s Annual Report is available on the Internet at:

www.deutschetelekom.com/annualreport2005

Additional copies of this report are available at:

E-Mail: Forum-TAktie@telekom.de

The German version of this Annual Report is legally binding.

Concept:

Deutsche Telekom and HGB Hamburger Geschäftsberichte

Design:

Interbrand Zintzmeyer & Lux

Photographs:

Bernd Jonkmanns, Florian Jaenicke, Andreas Pohlmann,

laif (Langrock, Knop, Modrow, Glücklich, Westrich),

Getty Images (Lees, Rothe, Cavalli, Pumphrey/Beecroft, Mike Timo)

© Corbis

Translation:

Deutsche Telekom AG, Foreign Language Service et al.

Production:

SEA GmbH & Co. KG, Düsseldorf

Reproduction:

O/R/T Medien Verbund, Krefeld

Printing:
Heining & Müller GmbH, Mülheim a.d. Ruhr	KNr. 642 100 076 (English)
KNr. 642 100 075 (German)
Printed with mineral-oil-free color on chlorine-free paper	KNr. 642 100 073 (CD-ROM)

2006/2007 financial calendar

Annual press conference on the 2005 financial year and conference call	March 2, 2006
2006 shareholders’ meeting of Deutsche Telekom AG	May 3, 2006
Group report for the first quarter of 2006	May 11, 2006	*
Group report for the first half of 2006	August 10, 2006	*
Group report for the first three quarters of 2006	November 9, 2006	*

Annual press conference on the 2006 financial year and analysts’ meeting	March 1, 2007	*
Publication of the 2006 Annual Report	March 1, 2007	*
2007 shareholders’ meeting of Deutsche Telekom AG	May 3, 2007	*

* Planned.

Disclaimer.

This Annual Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates, and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the
U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s staff-related measures and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the Company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s staff-related measures, which Deutsche Telekom estimates will result in costs and charges of approximately EUR 3.3 billion between 2005 and 2008.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents so-called non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For information relevant to the interpretation of these terms, please refer to the “Development of business in 2005” chapter of this Annual Report, which is also posted on Deutsche Telekom’s Investor Relations link under www.deutschetelekom.com.

Deutsche Telekom worldwide.

V

Deutsche Telekom Group Headquarters

1 Bonn

Selected international subsidiaries and associates

			Stake (directly/indirectly)
			held by Deutsche Telekom
Europe
2	Austria	– T-Mobile Austria	100%
		– T-Online.at	100%
			of shares held by T-Online International
		– T-Systems Austria GesmbH	100%
3	Belgium	– T-Systems Belgium NV	100%
4	Bulgaria	– Orbitel	100%
			of shares held by Magyar Telekom
5	Croatia	– T-Hrvatski Telekom	51%
		– T-Mobile Croatia	100%
			of shares held by T-Hrvatski Telekom
6	Czech Republic	– T-Mobile Czech Republic	60.77%
		– T-Systems PragoNet, a.s.	100%
		– T-Systems Czech s.r.o.	100%
7	Denmark	– T-Systems Danmark A/S	100%
8	France	– T-Online France	100%
			of shares held by T-Online International
		– T-Systems France SAS	100%
9	Hungary	– Magyar Telekom	59.35%
		– T-Mobile Hungary	100%
			of shares held by Magyar Telekom
		– T-Systems Hungary Kft.	51%
			T-Systems,
			49%
			Magyar Telekom
10	Italy	– T-Systems Italia S.p.A.	100%
11	Macedonia	– MakTel	51%
			of shares held by Magyar Telekom
		– MobiMak	100%
			of shares held by MakTel
12	Montenegro	– MONET	100%
			of shares held by Telekom Montenegro
		– Telekom
		Montenegro (TCG)	76.53%
			of shares held by Magyar Telekom
13	Netherlands	– T-Mobile Netherlands	100%
		– T-Systems Nederland B.V.	100%
14	Poland	– PTC	49%
		– T-Systems Polska Sp. z o.o	100%
15	Portugal	– Terravista	100%
			of shares held by T-Online International
16	Russia	– T-Systems CIS	100%
17	Slovakia	– Slovak Telekom	51%
		– T-Mobile Slovensko	100%
			of shares held by Slovak Telekom
18	Spain	– Ya.com	100%
			of shares held by T-Online International
		– T-Systems ITC
		Services Espana, S.A.	100%
19	Switzerland	– T-Online.ch	100%
			of shares held by T-Online International
		– T-Systems Schweiz AG	100%
20	Turkey	– T-Systems Bilisim Teknolojileri
		Anonim Sirketi	100%
21	United Kingdom	– T-Mobile UK	100%
		– T-Systems Ltd.	100%
America
22	USA	– T-Mobile USA	100%
		– T-Systems North America, Inc.	100%
23	Canada	– T-Systems Canada, Inc.	100%
South America
24	Brazil	– T-Systems do Brasil Ltda.	100%
Asia
25	Hong Kong	– T-Systems China Limited	100%
26	India	– T-Systems India Private Limited	100%
27	Japan	– T-Systems Japan K.K.	100%
28	Singapore	– T-Systems Singapore Pte. Ltd.	100%
Africa
29	South Africa	– T-Systems
		South Africa (Pty Limited)	74.90%

As of March 2006

VI

Key data of the Deutsche Telekom Group.

	2005	2004	2003	2002	2001

Deutsche Telekom Group (millions)*

Telephone lines (incl. ISDN channels)(a)	54.8	57.2	57.9	58.1	57.5

Broadband/Fixed Network (millions)*
Broadband
Broadband lines (in operation)	8.5	6.1	4.1	2.9	1.4
DSL (Germany)(b)	7.9	5.8	4.0	2.8	1.4
of which: resale(c)	1.6	0.2	—	—	—
DSL (Central and Eastern Europe – CEE)(d)	0.5	0.3	0.1	0.04	—
Broadband rate customers (Germany and Western Europe)(e)	5.1	3.6	2.4	—	—
of which: Germany	4.5	3.2	2.2	—	—
Narrowband(f)
Narrowband lines (total)	41.2	42.8	43.7	44.6	45.2
Germany(g)	35.2	36.8	37.5	38.4	38.8
Standard analog lines	25.5	26.4	27.2	28.6	30.1
ISDN lines	9.8	10.4	10.3	9.7	8.6
Central and Eastern Europe (CEE)	6.0	6.1	6.1	6.2	6.5
Magyar Telekom(h)	3.2	3.2	3.2	0.32	3.3
Slovak Telekom	1.2	1.2	1.3	1.3	1.5
T-Hrvatski Telekom(i)	1.7	1.7	1.7	1.7	1.7
Number of subscribers to calling plans (Germany)(j)	13.8	12.0	—	—	—
Narrowband rate customers (Germany and Western Europe)(e)	4.2	5.2	5.9	—	—
of which: Germany	4.1	5.0	5.6	—	—
Internet customers with a billing relationship (Germany and Western Europe)(e), (k)	14.0	13.5	13.1	12.2	10.7
Broadband/narrowband PAYG(l)< 30 days (Germany and Western Europe)(e)	0.6	0.9	1.0	—	—

Mobile Communications (millions)*
Mobile customers of fully consolidated subsidiaries	86.6	77.4	66.2	58.6	48.9
T-Mobile Deutschland	29.5	27.5	26.3	24.6	23.1
T-Mobile USA	21.7	17.3	13.1	9.9	7.0
T-Mobile UK(m)	17.2	15.7	13.6	12.4	10.4
T-Mobile Netherlands	2.3	2.3	2.0	1.4	—
T-Mobile Austria	2.1	2.0	2.0	2.0	2.1
T-Mobile Czech Republic	4.6	4.4	3.9	3.5	2.9
T-Mobile Hungary	4.2	4.0	3.8	3.4	2.5
T-Mobile Slovensko(n)	2.0	1.9	—	—	—
T-Mobile Hrvatska	1.9	1.5	1.3	1.2	0.9
Other (Macedonia and Montenegro)(o)	1.1	0.8	—	—	—

Business Customers
New orders	13,618	13,265	12,558	10,778	—
Enterprise Services
Systems Integration
Hours billed (millions)(p)	11.5	11.7	11.2	11.3	11.4
Utilization rate (%)(q)	79.1	77.8	74.0	71.3	73.1
Computing & Desktop Services
Processor performance (MIPS)(r)	123,386	130,786	113,723	92,968	79,122
Number of servers managed and serviced	38,392	35,418	28,399	27,409	23,852
Number of workstations managed and serviced	1,345,635	1,219,589	1,223,532	1,204,292	970,000
Proportion of support activities, Germany (%)	64.3	60.6	60.6	58.1	61.0
Proportion of retail, Germany (%)	35.7	39.4	39.4	41.9	39.0
Business Services (millions of €)
Voice revenue	1,848	1,933	—	—	—
Data revenue (legacy/IP)	2,346	2,593	—	—	—
IT revenue	405	314	—	—	—

Outside plant network (Germany)
Copper cable (thousands of km)	1,479.5	1,485.4	1,473.9	1,460.8	1,481.1
Optical fiber cable (thousands of km)	206.3	197.0	195.0	176.2	172.9

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit. The
T-Online business unit has also been marketing broadband lines (in Germany) since January 31, 2005. Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(a)          Telephone lines and ISDN channels, including lines for internal use.

(b)         Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online. Broadband lines excluding lines for internal use. Prior-year comparatives have been adjusted.

(c)          Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(d)         Central and Eastern Europe includes the fixed-network business of Magyar Telekom (incl. MakTel and, from the second quarter of 2005, Telekom Montenegro), Slovak Telekom (formerly: Slovak Telecom; rebranded on March 8, 2006), and T-Hrvatski Telekom.

(e)          Customers with a billing relationship. Western Europe includes: Ya.com and T-Online France.

(f)            The number of narrowband lines rather than channels has been reported since the first quarter of 2005. Prior-year comparatives have been adjusted.

(g)         Telephone lines excluding lines for internal use and public telecommunications, including wholesale services. Prior-year comparatives have been adjusted.

(h)         Subscriber-line figures are recorded including Magyar Telekom’s subsidiaries MakTel and Telekom Montenegro. Prior-year comparatives have not been adjusted. The rebranding of MATÁV as Magyar Telekom took place at the beginning of May 2005.

(i)             Brand name as of 2004; legal name of the company: HT-Hrvatske telekomunikacije d.d.

(j)             Without business customer calling plans, including the new “Wünsch Dir Was” (make a wish) calling plans and customers that have not yet migrated to the new calling plans.

(k)          Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(l)             PAYG: Pay as you go.

(m)       Including Virgin Mobile.

(n)         Customers were included for the first time in the fourth quarter of 2004; rebranding of EuroTel Bratislava as T-Mobile Slovensko at the beginning of May 2005.

(o)         “Other” includes MobiMak (Macedonia) and MONET (Montenegro). MONET included for the first time in the second quarter of 2005.

(p)         Updated figure for the 2002 financial year.

(q)         Ratio of average number of hours billed to maximum possible hours billed per period.

(r)            Million instructions per second.

*                 The total was calculated on the basis of precise figures and rounded to millions.

VII

Deutsche Telekom. The 2005 financial year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: March 3, 2006